Form 20-F
period 2023-12-31
Freightos Ltd
filed 2024-03-21
CIK 1927719

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of the close of business on December 31, 2023, the issuer had 47,894,688 ordinary shares, par value $0.00001 per share, outstanding.

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

ii

INTRODUCTION

On January 25, 2023 (the “Closing Date”), Freightos Limited, a Cayman Islands exempted company limited by shares (“Freightos” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of May 31, 2022 (the “Business Combination Agreement”), by and among the Company, Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“Gesher”), Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub I”) and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub II”). Pursuant to the Business Combination Agreement, (a) Merger Sub I merged with and into Gesher (the “First Merger”), with Gesher surviving the First Merger as a wholly-owned subsidiary of Freightos and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity merged with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Freightos (collectively, the “Business Combination”). Freightos Ordinary Shares (as defined in Item 4.A below) began trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “CRGO” on January 26, 2023 and Freightos Warrants (as defined in Item 4,A below) began trading on Nasdaq under the symbol “CRGOW” on January 30, 2023.

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

PRESENTATION OF FINANCIAL INFORMATION

Our fiscal year ends on December 31. Our audited consolidated financial statements for the two years ended December 31, 2023 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. None of our financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this Annual Report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our growth depends on our ability to attract and retain carriers, freight forwarders and importers/exporters using our Platform, and the failure to maintain or grow the number of users, and the level of activity of such users, could adversely impact our business;
●	We have a limited operating history and history of net losses, and we anticipate that we will experience net losses for the foreseeable future;
●	If we fail to maintain and improve the quality of our Platform, we may not be able to attract and retain users;
●	We face intense competition and could lose market share to our competitors, which could adversely affect our business, operating results and financial condition;
●	A limited number of sellers of logistics provide a substantial portion of the offerings available on our Platform. If we fail to retain these sellers of logistics, our GBV (as defined in Item 5.A) could decline significantly impacting our revenue and EBITDA;
●	Adverse global economic conditions, geopolitical issues and other conditions that impact our increasingly global operations could have a negative effect on our business, results of operations and financial condition and liquidity;
●	Additional changes in international trade laws, regulations, policies and relations and commercial trends such as nearshoring could significantly reduce the volume of goods transported globally and adversely affect our business and results of operations;
●	Acute disruptions to the global supply chain and international shipping, such as the recent disturbances in the Red Sea, could adversely impact our business and results of operations.
●	We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ordinary shares or prevent us from growing our business;
●	We have experienced growth in recent periods and expect to continue to invest in our growth for the foreseeable future. If we are unable to maintain similar levels of growth or manage our growth effectively, our business, revenue, profits and financial condition could be adversely affected;
●	Because we expect the substantial majority of our future revenue to come from our Platform, with most of our revenue derived from our freightos.com marketplace and WebCargo platform offerings, our inability to generate revenue from our Platform would adversely affect our business operations, financial results and growth prospects;

●	We are subject to various risks related to our data products and in particular our freight indexes, and if we are unable to accurately calculate an index or comply with our published guides for calculating an index, we may face liability or reputational damage and lose clients and revenue, which could have a material impact on our financial results;
●	Our internal computer and information technology systems, or those of our vendors, users or contractors, have been and may in the future be subject to cyberattacks or security incidents, including sabotage, which could result in a material operational or developmental disruption, or otherwise adversely affect our business, financial condition, results of operations, cash flows, result in reputational damage or liability, and cause us to lose existing or future users and revenue;
●	If we are unable to comply with our security obligations or our computer systems are or become vulnerable to security incidents or other operational disruptions, we may face reputational damage and lose clients and revenue;
●	We are subject to a complex regulatory environment, and failure to comply with and adapt to these regulations could result in penalties or otherwise adversely impact our business, and future regulation changes including sanctions could limit our ability to conduct parts of our business;
●	The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies or changes in tax legislation or policies could impact our future financial position and results of operations;
●	Our qualification as an “emerging growth company” and a “foreign private issuer” and the reduced disclosure requirements applicable to us may make our securities less attractive to investors;
●	The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members;
●	Economic substance legislation of the Cayman Islands may adversely impact us or our operations;
●	Israel’s war against the terrorist organization Hamas and its concurrent military conflict with other regional terrorist organizations, relations between Israel and the other jurisdictions in which we operate, and geopolitical issues in the various jurisdictions in which our employees and users reside could materially affect our business;
●	Our Israeli subsidiary currently maintains a beneficial tax treatment status. Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws or our inability to maintain our Israeli subsidiary’s beneficial tax status may adversely affect our results of operations;
●	The listing of our securities on Nasdaq did not benefit from the process customarily undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities;
●	The markets for Freightos Ordinary Shares and Freightos Warrants have limited volume and liquidity and may further lose liquidity in the future, which would adversely affect the liquidity and price of Freightos Ordinary Shares or Freightos Warrants; and
●	The other matters described in the section titled “Risk Factors” of this Annual Report.

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

Sellers of logistics services on the Platform (“Sellers”), such as carriers and freight forwarders, have many different ways of marketing their services, securing clients and obtaining payments from clients, including advertising to, and engaging with, prospective clients through other online or offline platforms and methods, using third-party brokers and offering their services directly to customers.

The purchasers of logistics services on our Platform (“Buyers”), such as freight forwarders and importers/exporters, have similarly diverse options to find and engage service providers, such as other online or offline platforms, engaging providers directly or using other brokerage services. If we fail to attract and retain a community of carriers that service the routes sought by freight forwarders and importers/exporters, or freight forwarders servicing geographic regions where importers/exporters need services, or if Sellers resist adopting our Platform or integrating their existing information technology systems with our Platform, the quality and types of services provided on our Platform may not be satisfactory to Buyers on our Platform, services in geographic regions in which Buyers seek to engage freight services may not be available, and Buyers may decrease their use of, or cease using, our Platform.

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

We have experienced significant net losses since our inception and, given the significant operating expenditures associated with our business plan, we anticipate continuing net losses for the foreseeable future. If we do achieve profitability, we cannot be certain that we will be able to sustain or increase such profitability. We incurred a loss of approximately $65.5 million, including a one-time non-cash $46.7 million share listing expense, for the year ended December 31, 2023 compared to a loss of approximately $24.7 million for the year ended December 31, 2022. We have not generated positive cash flow from operations, and we cannot be certain that we will be able to generate positive cash flow from operations in the future. To achieve and sustain profitability, we must accomplish numerous objectives, including broadening and stabilizing our sources of revenue and increasing the number of users and monetizing transactions. Accomplishing these objectives may require significant additional investments and we cannot be certain that we will be able to raise additional investments on attractive terms, or even at all. Ultimately, we may not be able to achieve our objectives.

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

The global freight industry is highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs, virtual integration and frequent introductions of new competitors as well as new offerings and services. The level of competition within, and the frequency and likelihood of increased third-party investment and new competitors entering, this market segment further intensified due to the recent COVID-19 pandemic and the global supply chain disruptions that resulted, in large part, from the pandemic. We compete with a number of online and offline platforms and services domestically and internationally, as well as traditional freight brokerage businesses, to attract and retain users and increase the number of transactions booked through our Platform. Our main competitors fall into the following categories:

●	air cargo booking platforms, such as Cargo.one, Cargo.AI, Cargowise and CargoBooking.aero;
●	shipping marketplaces, such as Cogoport, FreightMango and SimpliShip;
●	freight forwarder SaaS companies, such as Portrix, Catapult and CargoSphere; and
●	freight data providers such as Xeneta, Platts, and Drewrey.

In addition, well-established internet companies, such as Amazon, and businesses that operate driving, delivery and other commoditized marketplaces, such as Uber Technologies, have entered or may decide to enter into our market segment or adjacent markets such as trucking. Some of these companies have launched or may launch, or have acquired or may acquire, companies or assets that offer products and services that directly compete with our Platform. Many of these established internet companies and other competitors are considerably larger than we are, have considerably greater financial and other resources than we do, and could offer products and services similar to our offerings for lower fees.

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

For the year ended December 31, 2023, approximately 14% and 56% of GBV was generated through the top Seller and the top-five Sellers on our Platform, respectively. For the year ended December 31, 2022, approximately 19% and 58% of our pro forma GBV was generated through the top Seller and the top-five Sellers on our Platform, respectively. As a result, our GBV could fluctuate materially and could be materially and disproportionately impacted by changes in the offerings made available to Buyers on our Platform by these Sellers or any other significant future Seller. If any of our significant Sellers decrease, alter or discontinue the offerings available on our Platform, our GBV would decline, which would materially and adversely affect our financial condition and results of operations. If we do not further diversify our Seller base, we will continue to be susceptible to risks associated with Seller concentration.

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

As a result of the military conflict between Russia and Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Belarussian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russia and certain regions of Ukraine (including the self-proclaimed Donetsk People’s Republic, Luhansk People’s Republic, and Crimea). Moreover, the Office of Foreign Assets Control of the United States issued sanctions aimed at limiting Russia’s ability to raise funds through sovereign debt. Such ongoing events between Ukraine and Russia could also increase China/Taiwan political tensions and U.S./China trade and other relations. These geopolitical issues have resulted in increasing global tensions and create uncertainty for global commerce. As an example, the conflict between Russia and Ukraine has impacted the supply of wheat and other goods that are usually shipped through the Black Sea and has impacted air cargo operations with European air space closed to Russian carriers and vice versa, and extensive sanctions on Russian carriers and exporters. Any or all of these factors could negatively affect demand for global freight, our business, financial condition and result of operations. In addition, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions prohibitions. Our business and reputation could be adversely affected if the authorities of the United States, the European Union, the United Kingdom or other jurisdictions were to determine that any of our activities constitutes a violation of the sanctions they impose or provides a basis for a sanctions designation of us.

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

Uncertain economic conditions in global markets, including due to higher levels of inflation, relatively higher interest rates aimed at combatting inflation, and tight credit conditions, all of which were prevalent during 2022 and part of 2023, tend to reduce overall demand in the global freight industry. While there is an improved economic outlook globally for 2024, there can be no assurance that in the future, instability in credit and financial markets and a deterioration in confidence in economic conditions will not occur once again. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the equity and credit markets deteriorate once again, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and share price and could require us to alter our operating plans.

In addition, there is a risk that one or more of our service providers, financial institutions and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Our GBV, revenue and profitability are impacted when market rates for air and ocean shipping change, through demand for shipping and, as a result, the demand for our services. In addition, some of our Platform revenue is directly linked as a percentage of GBV, and if there is price deflation, our revenue will be negatively impacted. For example, the FBX01 index, which indicates the market price for shipping a 40-foot container from China and East Asia to the North American West Coast, a bellwether trade lane, increased by 243%, from $1,384, on December 30, 2022, to $4,754 as of March 4, 2024. If market prices decline, our results of operations will likely be adversely affected.

Additional changes in international trade policies and relations could significantly reduce the volume of goods transported globally and adversely affect our business and results of operations.

The U.S. government has made and maintained significant changes in U.S. trade policy and has taken certain actions that have negatively impacted trade to and from the United States, including imposing tariffs on certain goods imported into the United States. This policy was initially advanced by the Trump administration from 2016 through 2020, and has been continued in many respects by the Biden administration (while differing from its predecessor in many other economic policy positions) from 2021 into 2024. Several governments, including the European Union, China and India, have imposed tariffs on certain goods imported from the United States. These actions contributed to weakness in the global economy that adversely affected our results of operations in recent years. Any further changes in international trade policy could trigger additional retaliatory actions by affected countries, resulting in “trade wars” and further increased costs for goods transported globally, which may reduce customer demand for these products if the parties having to pay those tariffs increase their prices, or in trading partners limiting their trade with countries that impose anti-trade measures. Political uncertainty surrounding international trade and other disputes could also have a negative effect on business and consumer confidence and spending. Such conditions could have an adverse effect on our business, results of operations and financial condition, as well as on the price of our ordinary shares.

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

Acute disruptions to the global supply chain and international shipping, such as the recent disturbances in the Red Sea, could adversely impact our business and results of operations.

Given our operation in the international shipping industry, any material disruptions to the global supply chain or to international shipping routes pose a potential material risk to our business and results of operations. Following the onset of Israel’s war with Hamas (as described below under “Risks Related to Freightos’ Operations in Israel and Certain Other Jurisdictions — Relations between Israel and the other jurisdictions in which we operate, and geopolitical issues in the various jurisdictions in which our employees and users reside, could materially affect our business.”), the Houthi movement, which controls parts of Yemen, has been launching attacks on marine vessels traversing the Red Sea, including against those vessels that are thought to either be en route towards Israel or to be partly owned by Israelis. These attacks have significantly reduced shippers’ use of the Red Sea, which ordinarily provides a vital maritime route for international trade and, together with the Mediterranean Sea and the Suez Canal that bridges between those two seas, connects Asia with Europe. The reduced use of this trade route, even if counteracted by increased use of alternate routes, may result in delays in supplier deliveries, extended lead times, and increases in the cost of freight, maritime insurance, purchased materials and manufacturing labor. These costs may lead to reduced sales of goods, and, as a result, reduced volume of shipping, which could lead to reduced usage of our Platform and our other services. That could impact our results of operations and financial condition in a material adverse manner.

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

We have experienced growth in a relatively short period of time. For example, our total GBV for the year ended December 31, 2023 was approximately $671.7 million, representing a period-over-period growth rate of 10% over the year ended December 31, 2022 (the GBV for 2022 is provided on a pro forma basis, after giving effect to our acquisitions of Customs Services, Inc. and certain assets from its Canadian affiliate, which collectively operate an online customs clearance business known as Clearit (“Clearit”). This GBV growth may not be indicative of future growth. For example, future period-over-period GBV growth rates, when compared against the quarterly and full-year results of 2023, may fail to meet the expectations of investors or securities analysts given the accelerated GBV growth experienced during such periods in 2023. Moreover, oscillations in the global freight market may be significant (for example, increased spending on vacations during the summer and holiday seasons rather than on consumer goods in the years following the COVID-19 pandemic, when people vacation more after not having been able to due so during the pandemic due to travel restrictions), which may further impact period-over-period GBV growth rates. Sustaining our growth will place significant demands on our management as well as on our administrative, operational and financial resources. To manage our growth, we must continue to improve our operational, financial and management information systems and processes; expand, motivate, retain and effectively manage and train our workforce; and effectively collaborate with our third-party partners, all of which can be more difficult with an increasingly remote workforce and an increasingly competitive labor market. If we are unable to manage our growth successfully without compromising the quality of our offerings or user experience, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, operating results, financial condition and ability to successfully market our Platform and serve our users could be adversely affected.

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

We have grown rapidly and substantially in the last several years, including by expanding our internal resources and by making acquisitions, and in the future may seek to make additional acquisitions and enter into new markets. We intend to continue to focus on growth in our business, including organic growth through bringing on new carriers and Buyers and increased number of transactions with existing market participants. In addition, we may pursue additional transactions to grow into new markets or expand the offerings on our Platform. We may experience difficulties and higher-than-expected expenses in executing these strategies as a result of unfamiliarity with new markets, changes in revenue and business models, entry into new geographic areas, inability to find suitable acquisition partners and increased pressure on our existing infrastructure and information technology systems from multiple project implementations.

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

We expect to derive the substantial majority of our future revenue from our Platform, with most of our Platform revenue derived from our freightos.com marketplace and WebCargo offerings. As such, market acceptance of our Platform, including new offerings, is critical to our continued success, and any failure of our Platform to meet users’ expectations with respect to user experience or the failure of specific features to be effective in attracting and retaining users will have a negative impact on our business. Demand for our Platform is affected by a number of factors beyond our control, including the timing and success of new offerings and services by our competitors, our ability to respond to technological change and to effectively innovate and grow, the ability of our service providers’ information technology systems to handle the volume of searches generated by our Platform, contraction in our market, client spending patterns, global freight activity levels, the size and price of end customer orders on our Platform, changes in traditional freight booking behaviors, macroeconomic trends, such as inflation, interest rate levels and credit conditions, and the other risks identified herein. If we are unable to meet user demands, to expand our offerings or the categories of services offered on our Platform or to achieve and maintain more widespread market acceptance of our Platform, our business operations, financial results and growth prospects will be adversely affected.

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

Our management team has limited experience managing a publicly traded company, interacting with public-company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our early years as a public company, including our being subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These relatively new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, prospects, financial condition and results of operations.

We are subject to currency risk and changes in the relative values of different currencies could have a material impact on our financial results.

The U.S. dollar is our functional currency and our financial results are reported in U.S. dollars. Our revenue was denominated in U.S. dollars, Euros and Canadian Dollars, for the years ended December 31, 2023 and 2022, as well as other currencies to a lesser extent, and certain components of our cost of revenue and operating expenses, primarily payroll and rent, were denominated in New Israeli Shekel (“NIS”) and Euros. We incur expenses in other currencies, such as the Canadian Dollar, Indian Rupee and Chinese Yuan, although to a lesser extent. As a result, we are exposed to exchange rate risks that may materially impact our financial results. For example, if the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected.

We do from time-to-time attempt to mitigate the risk of currency rate fluctuations by entering into forward contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and rent. However, there can be no assurance that our attempts to hedge will be successful. Our non-U.S. operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in exchange rate changes or the rate of inflation in the countries where we operate. We are also subject to counterparty risk related to our hedging transactions. If our hedging program is not successful, or if we change our hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates. Any hedging technique we implement may fail to be effective. During the years ended December 31, 2023 and 2022, we entered into forward contracts to hedge certain forecasted payments denominated in NIS for a period of up to twelve months. We had outstanding forward contracts that were not qualified as hedging instruments in a cash flow hedge, in the aggregate notional amount of $2.5 million and $3.3 million as of December 31, 2023 and 2022, respectively. The fair value of the outstanding forward contracts as of December 31, 2023 and 2022 was positive $0.1 million and negative $0.1 million, respectively.

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

Certain extreme or unusual weather conditions, such as snowstorms and hurricanes, natural disasters, such as earthquakes, fires, floods and climate change-caused events and acts of God, including pandemics (such as the recent COVID-19 pandemic) and epidemics, can disrupt the transportation ecosystem and affect freight volumes, operations, costs and revenues. The frequency and severity of some catastrophic events, such as flooding, hurricanes, tornadoes, extended droughts and wildfires are contributed to by global climate change, which many in the scientific community, in governmental bodies and elsewhere believe will continue for decades to come, potentially resulting in increased disruption to us. Geopolitical trends, including nationalism, protectionism and restrictive visa requirements could limit the expansion of our business in those regions. Our business operations are subject to interruption by, among others, natural disasters, fire, power shortages, earthquakes, floods, nuclear power plant accidents and events beyond our control such as other industrial accidents, terrorist attacks and other hostile acts, labor disputes and public health issues. A catastrophic event that results in a disruption or failure of our systems or operations could result in significant losses and require substantial recovery time and significant expenditures in order to resume or maintain operations, which could have a material adverse impact on our business, financial condition and results of operations.

We rely on service providers, such as air, ocean and ground freight carriers, and if they become financially unstable or have reduced capacity to provide service, it may adversely impact our business and operating results.

As a non-asset-based provider of a platform for global freight booking services, we depend on a variety of carriers and other service providers, including air, ocean and ground freight carriers. The quality and profitability of our services depend upon effective selection and oversight of our service providers. During the recent COVID-19 pandemic, air carriers were particularly affected, having to cancel flights due to travel restrictions, which resulted in dramatic drops in revenues, historical losses, high leverage and liquidity challenges. While demand for passenger air travel, including business travel, eventually recovered to pre-pandemic levels, air carriers’ future operations and financial stability may be adversely affected by other acute circumstances that may arise that may dramatically reduce travel, either regionally or globally. Ocean carriers incurred, in the recent past, significant operating losses and were highly leveraged with debt and were threatened by the risk of depressed or falling market prices for ocean cargo; if that situation were to recur, ocean carriers would be adversely impacted, which, in turn, could adversely impact our operations and financial results. The period following the COVID-19 pandemic placed significant stress on air, ocean and freight ground carriers, as well as other service providers, resulting in reduced carrier capacity or availability, pricing volatility, and more limited carrier transportation schedules and other services that we utilize. While the situation has improved, if it were to recur in the future, that could adversely impact our operations and financial results.

We are subject to various risks related to Freightos data products and in particular our freight indexes. If we are unable to accurately calculate an index or comply with our published guides for calculating an index, we may face claims, suffer reputational damage and lose clients and revenue, which could have a material impact on our financial results.

We act as the calculating agent for the Freightos Baltic Index (“FBX”) and the Freightos Air Index (“FAX”). The FBX is published every weekday to provide indicative market prices for shipping a 40-foot container on twelve trade lanes, plus a global average. While we act as the data provider and calculating agent for FBX, the Baltic Exchange in London is the benchmark administrator responsible for legal and regulatory compliance of the benchmark. Six of the twelve FBX indices have futures contract trading on the Chicago Mercantile Exchange and futures contracts for several of the indices are able to be traded on the Singapore Exchange, SGX. These derivative products are new and trading volumes are still minimal, but we believe that FBX is the most used benchmark of containerized shipping prices. The FAX is published weekly to provide indicative market prices per kilogram for air cargo on various pairs of many major airports, as well as airport-to-region and region-to-region. FAX indexes are currently published for free as “beta” indexes for market feedback, and we may act as the benchmark administrator for FAX in the future. We may launch further data products including benchmarks in the future.

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

Our Platform systems and controls relating to customer identity verification, user authentication and fraud detection are complex. If such systems and controls are not effective, our Platform may be perceived as not being secure, our reputation may be harmed, we may face regulatory action and our business may be adversely impacted. In addition, bad actors around the world use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized or fraudulent use of another’s identity, payment information or other information; misrepresentation of the user’s identity, location or skills, including using accounts that they have purchased, borrowed or leased; and the improper acquisition or use of credit or debit card details and banking or other payment account information. These types of illegal activities may increase as platforms like ours gain more prominence, including due to recent disruptions to the global supply chain, and as we become more visible as a result of our brand promotion efforts, as bad actors seek to take increasing advantage of us or our users. This conduct on our Platform could result in any of the following, each of which could adversely impact our business:

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

As of December 31, 2023, we had estimated net operating loss carryforwards for Israeli income tax purposes of $78.0 million available to offset future taxable income and for Hong Kong income tax purposes of $22.1 million available to offset future taxable income recognized in Hong Kong. Realization of these net operating loss carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our operating results.

In addition, under Sections 382 and 383 of the United States Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our share ownership. As a result, if we earn net taxable income in the near future and/or following an ownership change, our ability to use our pre-change net operating loss carry-forwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

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

Moreover, geopolitical tensions, particularly the Hamas-Israel and the Russia-Ukraine conflicts, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure. We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks and systems, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has yet had a material adverse impact on our operations, financial condition, or reputation, we cannot guarantee that such incidents will not have such an impact in the future. For example, the rising adoption of artificial intelligence and Generative AI (collectively, “AI”) in daily operations and products poses additional and new risks, including, without limitation, data privacy and security risks. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls across our business groups and geographies. Despite our efforts, it is possible that our security systems, controls, and other procedures that we follow or those employed by our third-party service providers, may not prevent breaches, failures, or disruptions. Such breaches, failures, or disruptions have in the past and could in the future subject us to the loss, compromise, destruction, or disclosure of sensitive or confidential information, including personal data, or intellectual property, either of our own information or intellectual property or that of our customers (including end customers) or other third parties that may have been in our custody or in the custody of our third-party service providers, financial costs or losses from remedial actions, litigation, regulatory issues, liabilities to customers or other third parties, damage to our reputation, delays in our ability to process orders, delays in our ability to provide products and services to customers, including SaaS or other hosted or managed services offerings, research and development or production downtimes, or delays or errors in financial reporting. Information system breaches or failures at one of our partners, including hosting providers or those who support other cloud-based offerings, may also result in similar adverse consequences. Any of the foregoing could harm our competitive position, result in a loss of customer confidence, and have an adverse impact on our business and harm our business and financial condition.

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

We operate in a highly competitive industry, and there has been considerable activity in the software industry to develop and enforce intellectual property rights. Intellectual property infringement claims against us or our users or third-party partners could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that aspects of our Solutions segment offerings, our Platform, content and brand names do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties, including our competitors. Also, we may in the future be subject to legal proceedings and claims relating to the intellectual property of others, including our competitors. The likelihood of intellectual property-related litigation and disputes may increase due to the increased attention on us in connection with our recent Business Combination that resulted in our becoming a publicly-traded company, and increased attention on our market segment due to recent disruptions to the global supply chain. Companies, including non-practicing entities, have also sent us demand letters alleging that we infringe their intellectual property. We may receive such demand letters seeking licensing fees, royalties and damages and demanding that we cease certain commercial activity in the future. Our competitors and other third parties may in the future challenge our registration or use of our trademarks, including “Freightos,” and other intellectual property rights, and such a challenge, even if not successful, could adversely affect our brand and business. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have or trademarks or other rights that pre-date and take precedence over our own. We may also be obligated to obtain licenses from third parties or modify our Solutions segment offerings, our Platform or marketing strategy, and each such obligation would require us to expend additional resources and could divert the attention of management. Some of our infringement indemnification obligations related to intellectual property are contractually capped at a very high amount or not capped at all.

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

Legal and Regulatory Risks Related to Our Business

Regulatory, legislative or self-regulatory/standard developments regarding privacy and cyber security matters could adversely affect our ability to conduct our business and cause increased costs of compliance.

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

In the United States, the rules and regulations to which we may be subject include those promulgated under the authority of the Federal Trade Commission, state regulators and regulator enforcement positions and expectations. At the state level, all states have implemented security breach notification laws. Many states have adopted issue-specific laws pertaining to use of GPS and biometrics, among other technologies. Additionally, several states, including California, Virginia, Maryland and Utah, have enacted laws creating new individual privacy rights for consumers (as that word is broadly defined in each law) and placing increased privacy and security obligations on entities handling personal data of consumers or households. Among other requirements, the California Consumer Privacy Act (the “CCPA”) requires covered companies to provide new disclosures to California consumers and provide such consumers several rights, including ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations and allows for a new cause of action for data breaches. Other U.S. states, including Colorado, Virginia, Utah, Texas and Connecticut, have enacted similar — but not identical — laws, which either are or will go into effect in 2023 and beyond. As our business is directed exclusively to business consumers, we may not be subject to all such consumer-directed privacy laws. Nonetheless, we must evaluate whether and to what extent we are required to comply with any such law; to the extent that we are subject to these or other privacy laws, we may be required to implement additional processes or procedures or change the way in which we do business, ultimately increasing costs and limiting our ability to collect, use and share data subject to those laws.

The GDPR provides that EEA member states and the United Kingdom may make their own further laws and regulations to introduce supplementary requirements in certain areas. Such country specific regulations, as well as differing and/or conflicting interpretations of the GDPR across the EEA and the United Kingdom, may lead to divergence in the application of the laws that govern our processing of personal data across the EEA and/or the United Kingdom, endeavoring to comply with each of which may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or U.K. operations, or in any operations that could be subject to such laws, and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business and harming our business and financial condition.

Collectively, European data protection laws (including the GDPR) are wide-ranging in scope and impose numerous, significant and complex compliance burdens in relation to the processing of personal data. Specifically, the GDPR introduced numerous privacy-related changes for companies operating in the United Kingdom and EEA, including greater control over personal data by data subjects (e.g., the “right to be forgotten”), increasing transparency obligations to data subjects, requiring the establishment of a legal basis for processing personal data, creating obligations to appoint data protection officers and/or U.K. and/or EU representatives in certain circumstances, establishing obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data, introducing data breach notification requirements and increasing fines. In particular, fines of up to €20 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of the GDPR’s requirements. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors. The GDPR also includes a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Additionally, as noted above, the United Kingdom has transposed the GDPR into the laws of the United Kingdom by way of the U.K. GDPR, which could expose us to two parallel regimes, each of which potentially authorizes similar fines, with the U.K. GDPR permitting fines of up to the higher of £17.5 million or 4% of annual global revenue of any noncompliant company; as well as other potentially divergent enforcement actions for certain violations.

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

Any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of AI could adversely affect our business, results of operations, and financial condition.

Our business model currently relies on third-party AI engines, such as Google Vertrex AI and Open AI. These technologies, while holding immense potential for improving and adding accuracy to our services, such as for enhancing storage booking predictions and facilitating shipment detail requests, may still introduce uncertainties that could negatively impact our business. These uncertainties include potential flaws in AI algorithms or training methodologies, biased information in datasets, and offensive, illegal, or otherwise harmful content generated by AI systems. Furthermore, the increasing use of generative AI models in internal systems may create new attack methods for adversaries, posing additional security risks. Our approach to mitigating these risks involves a combination of vigilant monitoring, implementing internal policies for use of AI tools, and investment in our AI technology. However, it is important to note that our ability to innovate or offer certain features and functionality may be constrained by regulatory developments affecting the collection, use, and disclosure of data.

Use of third-party AI tools may involve various risks, which may include, without limitation: outputs obtained may contain copyrighted content, confidential information may be exposed, some inputs and/or outputs could be subject to data protection laws, and information could be unreliable. The AI regulatory landscape is rapidly evolving, and we are or may become subject to numerous laws, requirements and regulations governing the use of AI. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business.

In the United States and internationally, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the FTC, and changes in laws, rules, directives and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI. For example, California and other states have implemented, or are in the process of implementing, laws, rules, and regulations that impose obligations on the use of automated decision making. Further, in October 2023, the President of the United States issued an executive order on the Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for transparency, accountability and fairness in the development and use of AI Tools.

In Europe, on December 8, 2023, the European Union legislators reached a political agreement on the EU Artificial Intelligence Act (“EU AI Act”), which establishes a comprehensive, risk-based governance framework for artificial intelligence in the EU market. The EU AI Act is expected to enter into force in 2024, and the majority of the substantive requirements will apply two years later. The EU AI Act will apply to companies that develop, use and/or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for artificial intelligence in the EU, in order to facilitate civil claims in respect of harm caused by artificial intelligence and to include artificial intelligence-enabled products within the scope of the EU’s existing strict liability regime. Once fully applicable, the EU AI Act will have a material impact on the way AI is regulated in the EU, and together with developing guidance and / or decisions in this area, likely to affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

Finally, our development of proprietary AI solutions and tools and our use of third party AI solutions and tools could result in the risks mentioned above and additional risks to our business deriving from, or associated with, existing or upcoming AI related laws and regulations such as the EU AI Act, enforcement actions related to AI, or court precedents involving AI.

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

We have voluntarily implemented an anti-money laundering compliance program designed to address the risk of our Platform being used to facilitate money laundering, terrorist financing or other illegal activity. Our program may not be sufficient to prevent our Platform from being used to improperly move money or may be found not to satisfy the expectations of our partners or regulators. In addition, if we or a regulator determines that we are required to comply with anti-money laundering laws (such as the U.S. Bank Secrecy Act (BSA), 31 U.S.C. § 5311), we may be required to enhance or alter our anti-money laundering compliance program. We also have some policies, procedures and technology designed to allow us to comply with economic sanctions laws in the countries in which we operate and prevent our Platform from being used to facilitate business in countries, regions or with persons or entities included on designated lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Control, which we refer to as OFAC, and other governmental authorities that enforce equivalent restrictions, including within the European Union and Israel . Our efforts to comply with OFAC and other regulations may be insufficient or not be effective, including in preventing users from using our services within the sanctioned countries and regions. Our partners or regulators may determine that our compliance efforts are insufficient, or we may be required to comply with new sanctions laws and regulations, which may require us to further revise or expand our compliance program. For example, geopolitical events may result in new sanctions negatively affecting our users and business. Given the technical limitations in developing controls to prevent, among other things, the ability of users to publish on our Platform false or deliberately misleading information or to develop sanctions-evasion methods, it is possible that we may inadvertently and without our knowledge provide services to individuals or entities that have been designated by OFAC or by the corresponding European or Israeli authorities, or are located in a country subject to an embargo by the United States, the E.U., or Israel that may not be in compliance with the economic sanctions regulations administered by OFAC or the European or Israeli authorities.

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

Since 2018 in particular, there have been political and trade tensions among a number of the world’s major economies. These tensions have resulted in the implementation of tariff and non-tariff trade barriers and sanctions, including the use of export control restrictions and sanctions against certain countries, individuals and companies. Any increase in the use of export control restrictions and sanctions to target certain countries, regions and entities or any expansion of the extraterritorial jurisdiction of export control laws could impact our ability to compete globally. In addition, measures adopted by an affected country to counteract impacts of another country’s actions or regulations could lead to legal liability for multinational companies, including us. For example, in January 2021, China adopted a blocking statute that, among other matters, entitles Chinese entities incurring damages from a multinational’s compliance with foreign laws to seek civil remedies. In February 2022, due to the military conflicts between Russia and Ukraine, several major economies, including the United States, the United Kingdom and the European Union imposed economic sanctions against Russia and certain Russian persons and entities. Our current operations have not been materially, directly affected by the expanded export control regulations or the novel rules or measures adopted to counteract them. Nevertheless, depending on future developments of global trade tensions, such regulations, rules or measures may have an adverse impact on our business and operations and we may incur significant legal liability and financial losses as a result.

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

Risks Related to Our Incorporation in the Cayman Islands

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.

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

Shareholders’ suits in the form of derivative actions may be brought against our company.

We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Organisation for Economic Co-operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) initiative as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act, (As Revised) (the “Economic Substance Act”) contains certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities.” As we are a Cayman Islands company, our compliance obligations will include filing an annual notification, which needs to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. If the Cayman Islands Tax Information Authority determines that the Company or any of its Cayman Islands subsidiaries has failed to meet the requirements imposed by the Economic Substance Act, the Company may face significant financial penalties, restriction on the regulation of its business activities and/or may be struck off as a registered entity in the Cayman Islands.

As it is still a relatively new regime, it is anticipated that the Economic Substance Act and associated guidance will evolve and may be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.

Anti-money laundering laws and regulations may restrict our ability to make payments to subscribers or other contractual counter-parties.

In order to comply with legislation, regulations and guidance aimed at the prevention of money laundering, terrorist financing and proliferation financing, and sanctions legislation the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers and their beneficial owners, controllers or authorized persons (where applicable) (“Related Persons”) to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also rely on, or delegate to, a suitable person the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information).

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber or their Related Persons. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (“FRA”), pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

We are an exempted company under Cayman Islands law, which reduces the protections to which our shareholders are entitled.

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue negotiable or bearer shares or shares with no par value;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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

Risks Related to Freightos’ Operations in Israel and Certain Other Jurisdictions

Relations between Israel and the other jurisdictions in which we operate, and geopolitical issues in the various jurisdictions in which our employees and users reside, could materially affect our business.

Many of our employees, including most of our management team, operate from our offices that are located in Jerusalem, Israel. In addition, several of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since October 7, 2023, Israel has been in a state of war with Hamas in the Gaza Strip. Hamas also launched, and continues to launch, extensive rocket attacks on Israeli population and industrial centers located in Israel. Israel is also engaged in armed conflicts with Hezbollah, an Islamist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. Iranian-backed Houthi rebels in Yemen have also launched missiles at Israel. The intensity and duration of Israel’s current war against Hamas and armed conflicts with other groups, as well as the war’s impact on the Company’s employees and operations, and global geopolitical stability, are difficult to predict. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Many Israeli citizens are obligated to perform annual military reserve duty each year for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. Since October 7, 2023, the Israel Defense Force (the “IDF”) has called up more than 350,000 of its reserve forces to serve. One management employee and several non-management employees are currently subject to military service in the IDF and have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks. It is also possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

Many of our employees, including members of our product, research and development and customer support teams, operate from our offices that are located within the West Bank, in Ramallah and Nablus. From time to time, there have been violent clashes between Israelis and Palestinians living in the West Bank. The IDF has conducted significant arrests in the West Bank since the onset of Israel’s current war against Hamas. If the violence in the West Bank intensifies or war with Hamas spreads to the West Bank, our teams in Ramallah and Nablus would likely be severely impacted. The Palestinian Authority, which governs the areas where the Ramallah and Nablus offices are, has recently called several general strikes during which our teams did not perform their duties. Should our teams in Ramallah be unable or unwilling to continue to perform their functions, whether due to violence, strikes or otherwise, the Company will suffer significant negative effects that could adversely impact our results of operations, liquidity and cash flows.

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

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others. The situation has adversely affected the economies in Israel and Ramallah and has been the primary factor that led Moody’s to downgrade Israel’s credit rating from A1 to A2, as well as Israel’s outlook rating from “stable” to “negative”, which could slow the flow of international investment, negatively impacting the infrastructure and business environment in which we operate.

Our Israeli subsidiary currently maintains a beneficial tax treatment status. Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws or our inability to maintain our Israeli subsidiary’s beneficial tax status may adversely affect our results of operations.

We believe our Israeli subsidiary is eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). In 2019, our Israeli subsidiary received a tax ruling from the ITA regarding its entitlement to tax benefits as a Preferred Technological Enterprise subject to compliance with the conditions set forth in such tax ruling and in the Investment Law. The tax ruling was valid from 2018 until the tax year ending in 2022. In order to remain eligible for the tax benefits for Preferred Technological Enterprises, our Israeli subsidiary must apply again and meet certain conditions stipulated in the Investment Law and its regulations, as amended. There is no assurance that our Israeli subsidiary will be eligible for the tax benefits for Preferred Technological Enterprises in the future or that those benefits will be available to it in the future. If these tax benefits are reduced, canceled or discontinued, or if our Israeli subsidiary fails to to meet certain conditions, its Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is currently 23%. Furthermore, the reduction, cancellation or discontinuation of the tax benefits for Preferred Technological Enterprises may have adverse tax consequences for our shareholders with respect to tax withholding and the tax rate that would apply on dividends paid by us. For additional information, see “Item 10.E. Additional Information – Certain Material Israeli Tax Considerations” in this Annual Report.

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

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

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

Under a series of agreements, known as the Oslo Accords, signed between 1993 and 1999, the Palestinian Authority has security and civilian responsibility for many Palestinian-populated areas of the West Bank, including Ramallah and Nablus. Our operations in the Palestinian Authority are subject to political, military, economic and legal risks, and conditions in the Palestinian Authority and the surrounding region may adversely impact our business and results of operations. The Palestinian Authority last held elections in 2006, when Hamas won a majority of seats in the Palestinian Legislative Council. Fatah, the dominant Palestinian political faction in the West Bank, and Hamas failed to maintain a unity government. From time to time, there have been violent clashes between their respective supporters. In addition, tensions are often high between Israel and Palestinians living in the West Bank and from time to time, there is violence within the West Bank between Palestinians and Israelis. As described above, the current Middle East conflict could impact our teams in the West Bank. The Palestinian Authority recently (since the onset of the Israel-Hamas war) called several one-day general strikes during which our teams did not perform their duties. Should our teams in Ramallah or Nablus be unable or unwilling to continue to perform their functions, whether due to violence, strikes or otherwise, the Company will suffer significant negative effects that could adversely impact our results of operations, liquidity and cash flows.

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

We cannot predict the prices at which Freightos Ordinary Shares or Freightos Warrants will continue to trade. The price of Freightos Ordinary Shares and Freightos Warrants may not bear any relation to any established criteria of the value of our business and prospects. In addition, the trading price of Freightos Ordinary Shares and Freightos Warrants is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in Freightos Ordinary Shares and Freightos Warrants, as you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the trading price of Freightos Ordinary Shares and Freightos Warrants include the following:

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

We have filed a registration statement on Form F-1 relating to the Freightos Ordinary Shares issuable upon exercise of the Freightos Warrants, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023 and was amended by Post-Effective Amendment No. 1 to Form F-1, which was declared effective by the SEC on September 22, 2023. If we do not maintain a current and effective prospectus as part of that Form F-1 at the time that holders wish to exercise such Freightos Warrants, they will only be able to exercise them on a “cashless basis”, provided that an exemption from registration is available. As a result, the number of Freightos Ordinary Shares that holders will receive upon exercise of the Freightos Warrants will be fewer than it would have been had such holder exercised his Freightos Warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their warrants for cash if a current and effective prospectus relating to the Freightos Ordinary Shares issuable upon exercise of the Freightos Warrants is available. Under the terms of the warrant agreement dated as of October 12, 2021, between Continental Stock Transfer & Trust Company, as warrant agent, and Gesher, as amended, we have agreed to use our best efforts to meet these conditions and to file and maintain a current and effective prospectus relating to the Freightos Ordinary Shares issuable upon exercise of the Freightos Warrants until the expiration of the Freightos Warrants. However, we cannot assure you that we will be able to do so. If we are unable to do so, the potential “upside” of the holder’s investment in our Company may be reduced or the Freightos Warrants may expire worthless.

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

As we are a “foreign private issuer” and intend to follow certain home country (Cayman Islands) corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

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

As a result of disclosure of information in this Annual Report and in filings required of a public company, our business and financial condition has become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

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

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control once it is required to do so (we are currently exempt from that requirement and will remain exempt from it for so long as we remain an emerging growth company), we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline, and we may be subject to investigation or sanctions by the SEC. Furthermore, investor perceptions of our Company may suffer if, in the future, material weaknesses are found, and this could cause the price of our ordinary shares to decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq stock exchange and may be subjected to regulatory investigations and civil or criminal sanctions.

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

The trading market for Freightos Ordinary Shares and Freightos Warrants depends, in part, on the research and reports that securities or industry analysts publish about Freightos or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of Freightos, or if these securities or industry analysts are not widely respected within the general investment community, the demand for Freightos Ordinary Shares and Freightos Warrants could decrease, which might cause the price and trading volume of our securities to decline significantly. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover Freightos downgrade their assessment of us or publish inaccurate or unfavorable research about our business, the market price and liquidity for Freightos Ordinary Shares and Freightos Warrants could be negatively impacted.

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

Further, concurrently with the Closing, Freightos, the Sponsor and certain Freightos shareholders entered into a registration rights agreement that provides the Sponsor and the other parties thereto with customary demand registration rights and piggy-back registration rights with respect to registration statements filed by Freightos after the Closing. Additionally, pursuant to the Forward Purchase Agreement, we have agreed to file a registration statement under the Securities Act to register the Freightos securities that will be held by the Forward Purchaser following the Closing, and additionally, as to securities issued pursuant to the Backstop Agreement, we will register the resale of those securities as well. See the section of this Annual Report titled “Item 4.A. Information on the Company – History and Development of the Company” and “Freightos Ordinary Shares Eligible for Future Sale — Registration Rights” for more information. Our registration statement on Form F-1, which was declared effective by the SEC on May 1, 2023 and which was amended by Post-Effective Amendment No. 1 to Form F-1, which was declared effective by the SEC on September 22, 2023, fulfills that registration undertaking.

After their respective lock-up periods, certain members of the Sponsor, the Forward Purchaser, and the Freightos shareholders (including the PIPE Investor) will not be restricted from selling Freightos Ordinary Shares held by them, other than by applicable securities laws. Additionally, the Backstop Investor will not be restricted from selling any of its Freightos Ordinary Shares following the Closing, other than by applicable securities laws. As such, sales of a substantial number of Freightos Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Freightos Ordinary Shares. Freightos shareholders subject to lock-up agreements collectively own approximately 31% of the outstanding Freightos Ordinary Shares as of March 1, 2024.

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

An active trading market for Freightos Ordinary Shares or Freightos Warrants may never develop or, if developed, may not be sustained. You may be unable to sell your Freightos Ordinary Shares or Freightos Warrants unless a market can be established and sustained. Since becoming public, the Freightos Ordinary Shares and Freightos Warrants have not experienced significant levels of trading on Nasdaq. Low-float stocks are companies with a relatively small number of shares available for public trading. The float of a stock measures the number of shares of a security available for trading. The measure does not generally include closely held securities, those owned by controlling investors, employees, or company owners. Low-float stocks can be considered more volatile and have higher spreads due to the small number of shares being traded. The volume of Freightos Ordinary Shares or Freightos Warrants available for public sale is also impacted by the Lock-Up Agreements. See Item 7.a. below for a table of our major shareholders that reflects that approximately 62% of the outstanding Freightos Ordinary Shares are held by a relatively small group of shareholders.

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

In 2012, our Board adopted and our shareholders approved the Tradeos Ltd. 2012 Global Incentive Option Scheme, as amended and/or restated from time to time (the “2012 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with us. In connection with the Business Combination Agreement, on May 31, 2022, the Freightos Board approved and adopted the Freightos Limited 2022 Long-Term Incentive Plan (the “2022 LTIP”). Initially, the maximum number of Freightos Ordinary Shares issuable under the 2022 LTIP (for awards through the remainder of 2022) was 1,759,030 Freightos Ordinary Shares (the “Share Pool”). On the first day of each calendar year during the term of the 2022 LTIP, beginning with the calendar year starting January 1, 2023 and continuing for ten calendar years (ending with the calendar year starting January 1, 2032), a number of Freightos Ordinary Shares equal to the lesser of (i) 5% of the number of Freightos Ordinary Shares issued and outstanding on such January 1st date or (ii) an amount determined by our Board of Directors prior to such date, becomes available for issuance. Any unutilized portion of the Share Pool as of the end of each calendar year is canceled. On January 1, 2023 and January 1, 2024, 1,806,876 and 2,394,734 Freightos Ordinary Shares, respectively, were made available under the Share Pool, which amounts constituted the maximum number of Freightos Ordinary Shares issuable under the 2022 LTIP in those respective years years. The 2022 LTIP permits the awards of options, restricted shares, share appreciation rights, restricted share units, or RSUs, performance shares or units, and other share-based awards to employees, directors and consultants of Freightos and its subsidiaries and affiliates. For more information on the share incentive plans, see “Item 6.B. Directors, Senior Management and Employees - Compensation.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will grant share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

If a U.S. Holder is treated as owning at least 10% by vote or value of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person (as defined in Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) is treated as owning (directly, indirectly, or constructively) at least 10% of the total combined voting power of Freightos Ordinary Shares or at least 10% of the total value of Freightos Ordinary Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in Freightos’ group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of such CFC to such United States shareholder. If a U.S. Holder is treated as a United States shareholder of a CFC, failure to comply with applicable reporting obligations may subject such holder to significant monetary penalties and may extend the statute of limitations with respect to such holder’s U.S. federal income tax return for the year for which reporting was due. Additionally United States shareholders of a CFC that are individuals would generally be denied certain tax deductions or foreign tax credits in respect of their income that may otherwise be allowable to a United States shareholder that is a U.S. corporation.

We cannot provide any assurances that we will assist holders of our shares in determining whether we or any of our non-U.S. subsidiaries are treated as CFCs or whether any holder of the Freightos Ordinary Shares is treated as a United States shareholder with respect to any such CFC, nor do we expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. Each U.S. investor should consult its advisors regarding the potential application of these rules to an investment in the Freightos Ordinary Shares.

We may be (or may become) a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Freightos Ordinary Shares.

The determination of whether or not we are a passive foreign investment company (“PFIC”) is made on an annual basis and will depend on the composition of our and our subsidiaries’ income and assets, and the market value of our and our subsidiaries’ assets, from time to time. Specifically, for any taxable year a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of its gross income in that taxable year is passive income, or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of Freightos and our subsidiaries’ assets will be based, in part, on the quarterly market value of Freightos Ordinary Shares, which is subject to change.

Based on the composition of our income, assets and operations, we do not believe that we were a PFIC for the taxable year ended December 31, 2023. However, our status as a PFIC requires a factual determination that depends on, among other things, our income, assets and operations in each year. Fluctuations in the market price of Freightos Ordinary Shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Freightos Ordinary Shares from time to time (which may be volatile). Among other matters, if our market capitalization subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held Freightos Ordinary Shares, then, with respect to such Shareholder, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held Freightos Ordinary Shares.

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

History of Freightos

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

Freightos’ Business Combination with Gesher

On January 25, 2023, Freightos consummated the transactions contemplated by the Business Combination Agreement, by and among Freightos, Gesher, Merger Sub I and Merger Sub II (the “Transactions”). Pursuant to the Business Combination Agreement, (a) the First Merger was completed, with Gesher surviving the First Merger as a wholly-owned subsidiary of Freightos and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Second Merger was completed, with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Freightos.

The Business Combination and the other Transactions contemplated by the Business Combination Agreement are described in Item 4.A of Freightos’ annual report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on March 30, 2023. That disclosure, which is incorporated by reference herein, can be found at the following link: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001927719/000141057823000461/crgo-20221231x20f.htm#AHistoryandDevelopmentoftheCompany_80623

As a consequence of the Business Combination, the ordinary shares of Freightos, par value $0.00001 per share (the “Freightos Ordinary Shares” or “Ordinary Shares”) and warrants exercisable for Freightos Ordinary Shares subject to substantially the same terms and conditions as had been applicable to the Gesher Warrants (“Freightos Warrants” or “Warrants”) are registered under the Exchange Act and listed on Nasdaq, which required Freightos to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Freightos has been incurring additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Ancillary Agreements Related to Freightos-Gesher Business Combination

In connection with the Business Combination with Freightos, Gesher entered into a Forward Purchase Agreement, dated March 23, 2022 (as amended, the “Forward Purchase Agreement”), with M&G (ACS) Japan Equity Fund, as managed by M&G Investment Management Limited (“M&G”), pursuant to which M&G purchased 4,000,000 Gesher Units for an aggregate purchase price of $40,000,000. The Forward Purchase Agreement also provided for M&G to provide up to an additional $10,000,000 of committed capital (the “FPA Backstop Commitment”) to Gesher in the event that, as of immediately prior to the closing of the Business Combination (the “Closing”), certain minimum cash conditions were not met after taking into account redemptions by Gesher shareholders in connection with the Transactions and certain other investments. In exchange for providing the FPA Backstop Commitment, M&G received (i) an additional amount of Gesher Ordinary Shares equal to the amount of the FPA Backstop Commitment drawn, divided by $10.00 (rounded up to the nearest whole number) and (ii) 500,000 Gesher Warrants. Effective as of October 3, 2022, M&G assigned certain of its rights and obligations under the Forward Purchase Agreement to its affiliate, The Prudential Assurance Company Limited (together with M&G, the “Forward Purchaser”), including with respect to M&G’s obligation to purchase the 4,000,000 Gesher Units in connection with the Business Combination, whereas M&G retained its rights and obligations under the Forward Purchase Agreement with respect to the FPA Backstop Commitment and certain voting and non-redemption commitments.

Also in connection with the Business Combination with Freightos, Gesher entered into a Backstop Subscription Agreement (the “Backstop Agreement”), dated April 14, 2022, with Composite Analysis Group, Inc. (the “Backstop Investor”), pursuant to which the Backstop Investor, subject to the terms of the Backstop Agreement, agreed to provide $10,000,000 of committed capital (the “Additional Backstop Commitment”) to Gesher in the event that, as of immediately prior to the Closing, certain minimum cash conditions were not met after taking into account redemptions by Gesher shareholders in connection with the Transactions and certain other investments. In exchange for providing the Additional Backstop Commitment, Gesher issued and sold to the Backstop Investor (i) 1,000,000 Gesher Ordinary Shares at a purchase price of $10.00 per share and (ii) 100,000 Gesher Warrants. The closing of the Additional Backstop Commitment was on the same date, and simultaneously with, the Closing.

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

Moreover, certain other related agreements were entered into in connection with the Business Combination, including the Supports Agreement, the Lock-Up Agreements, and the Registration Rights Agreement. See the section of this Annual Report titled “Item 7.B. - Major Shareholders and Related Party Transactions - Related Party Transactions” for more information.

Additional Information Regarding Freightos

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

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year (a) following the fifth anniversary of the date on which Freightos Ordinary Shares were offered in exchange for Gesher Ordinary Shares in connection with the Transactions, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

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

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards. Because we are a foreign private issuer, our officers, directors and principal shareholders are not subject to short-

swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

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

Principal Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospects- B. Liquidity and Capital Resources” for information about our capital expenditures.

B. Business Overview

Overview

Our mission is to expand trade among the people of the world by digitalizing the international shipping industry, reducing the friction that plagues global supply chains.

We operate a leading, vendor-neutral booking and payment platform for international freight. Our global freight booking and payments platforms, Freightos.com and WebCargo eBooking (collectively, the “Platform”), supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of freight forwarders, and dozens of airlines and ocean carriers. According to the United Nations Conference on Trade and Development (“UNCTAD”), the value of goods exported internationally reached an estimated record level of $24.9 trillion in 2022, representing approximately 32% of global gross domestic product (“GDP”). International trade is facilitated by the third-party logistics market, which, according to logistics research firm Armstrong & Associates, generated 1.2 trillion dollars in revenue in 2023, exceeding pre-pandemic numbers by some 25%.

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

Our growth in the number of transactions is illustrated by the following graphic (in thousands):

After three years of consistent and predictable rapid transaction growth, we believe we are well positioned to maintain our accelerated growth trajectory and establish ourselves as a leading platform in the years to come. We also believe that our deep technology and broad network provided us with a first mover advantage in the industry and allowed us to distinguish ourselves from our competitors. As the only vendor-neutral, end-to-end digital booking platform, connecting carriers, forwarders and importers/exporters for air and ocean freight, we are uniquely positioned to lead the international freight industry through a digital transformation that has already begun to gain momentum.

The Market: World Trade and Global Shipping

International trade plays a key role in our global economy, driving job creation and consumer choice. International trade has grown dramatically since World War II, accelerated by the containerization of shipping in the 1960s. Despite repeated challenges, including trade wars, financial crises, natural disasters, and pandemics, global trade has been resilient. The following graphic illustrates the growth of international trade of goods, which reached $22.5 trillion, or about 23% of global GDP, in 2021 and an estimated $24.9 trillion in 2022.

The global trade of goods is directly dependent on international shipping, including ocean, air and land modes of shipping. Almost all importers/exporters outsource international shipping to third-party logistics services providers, with many relying on services from multiple providers. According to Armstrong & Associates, the third-party logistics market generated nearly one trillion dollars of revenue in 2020. The key participants in the international shipping industry are described below:

●	Airline carriers: According to IATA data, approximately half of all international air cargo is transported in the lower deck of passenger planes, while the other half is transported in dedicated “freighter” planes. The largest cargo airlines, as measured by freight-tonne kilometers flown and excluding express courier airlines, are Qatar Airways, Emirates, Cathay Pacific and Korean. American Airlines is the largest cargo airline in the United States. The air cargo market generated an estimated $134 billion in revenue in 2022. Airlines typically work with importers/exporters through freight forwarders who markup and resell air cargo capacity, thereby increasing the market size.
●	Ocean carriers: Maritime research provider Alphaliner ranks MSC, Maersk and CMA-CGM as the largest ocean carriers for containers. The containerized shipping market is less fragmented than other segments. Based on reporting by shipping expert John McCown, we estimate that the ocean liner cargo market generated approximately $506.6 billion of revenue in 2022, before resale and markup by freight forwarders (often known in the ocean context as NVOCCs), although revenue in 2023 likely totalled less than half that of 2022. Ocean liners often offer services directly to importers/exporters as well as through freight forwarders.
●	Other relevant carrier categories: Railroads, river barges and trucking companies also participate in international shipping. According to IBISWorld, the U.S. less-than-truckload (“LTL”) market generated approximately $224.8 billion in revenue in 2023. According to Mordor Intelligence, the global courier/express/parcel market was estimated at $457 billion in 2023, with a projected CAGR of 10.64% over the next five years, and according to Business Research the rail freight market was valued at approximately $276 billion in 2023.

●	Freight forwarders: Freight forwarders arrange and coordinate the transportation of freight. In short, they operate as travel agents for freight; however, the transportation of freight is much more complex than passenger travel as freight does not walk itself on or off a plane or ship, or through customs, like most passengers do. IBISWorld estimated that there are more than 100,000 freight forwarders throughout the world, and Dun & Bradstreet estimated that there are more than 22,000 freight forwarders in the United States. Armstrong & Associates estimated global third-party logistics revenue to be 1.2 trillion dollars in 2023, with Transport Intelligence estimating that nearly a third of the market is attributable to global air and ocean forwarding. Armstrong & Associates ranked the largest freight forwarders, by revenue, as Kuehne + Nagel, DHL Supply Chain & Global Forwarding, DSV and DB Schenker. The largest freight forwarders based in the United States are Expeditors and UPS Supply Chains. Newer entrants, positioning themselves as digital freight- forwarding companies, include Flexport and Forto.
●	Importers/exporters: These are the ultimate customers of the international freight industry. They are often known as “shippers” because they are the customers who are having goods shipped, or as beneficial cargo owners (BCOs). Trade data from multiple nations shows that millions of companies are involved in importing and exporting goods worldwide. Some of the largest importers in the world are Walmart, Target and IKEA. In recent years, the number of small and medium-sized business (“SMB”) importers has increased, in particular niche e-commerce companies, many of whom do not have their own warehouses and use Fulfilled by Amazon and its competitors for their warehousing and last-mile distribution. For example, according to the U.S. Census Bureau, in 2020, the United States had approximately 400,000 small or midsize importers or exporters, responsible for approximately one third of U.S. imports and exports by value.

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
o

Airlines: We have more than 30 airline groups and 45 individual airlines directly connected to our Platform by API, providing us with real-time rates and enabling electronic bookings. Additionally, we receive static rates directly or indirectly from almost all other airlines. Historically, we have on average added approximately one airline per month with direct API connections, and we believe that most other airlines are committed to digitalization as soon as they have the IT capability. Some of the notable airlines on our Platform include Qatar Airways, Emirates SkyCargo, American Airlines, Lufthansa, IAG Group Cargo (which includes British Airways and Iberia), Turkish Airlines and Air France-KLM.

o

Ocean liners (full container load or “FCL”): This market is more consolidated and less digitally mature than air, but we already have connections, live or in active integration, to several top carriers representing a significant share of the global market, and we expect more soon. Notable ocean liners with connections for instant rate quotes, live or in active integration, include two top-10 ocean liners.

o	Ocean consolidators (less than container load or “LCL”): We are connected directly to two major consolidator networks.
o	U.S. less than truckload (“LTL”) carriers: We have approximately 150 carriers, including trucking third-party logistics providers, connected directly.
o	Other land carriers: We receive rates, mostly static Excel sheets, from various LTL trucking companies, container drayage trucking companies, and rail and express carriers.
●	Freight forwarders: Counting subsidiaries of multinational forwarders separately, more than 3,500 freight forwarders across an estimated 10,000 offices subscribe to our software or use our free WebCargo Sky platform to book with airlines. A majority of the freight forwarders connected to our network are paid subscribers. A smaller number of freight forwarders use our software for managing ocean and land rates, and a few dozen act as Sellers on freightos.com. Nineteen of the top-20 multi-billion-dollar freight forwarders are our customers, including FedEx Logistics, Hellmann, CEVA, BDP and Nippon Express.
●	Importers/exporters: About 13,000 SMB importers/exporters have procured freight services on freightos.com. As our Platform matures, we are receiving more interest from enterprises and are working in pilots or in production with several Global 1,000 companies.

Technology and data assets

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

The following statistics reflect the depth of our technology, the breadth of our data assets and our product maturity:

●	Fastest signup to booking on freightos.com: 58 seconds. In the traditional freight forwarder workflow, this usually takes days.
●	Number of services considered in a single search: More than two million, in some cases.
●	Engineering investment: More than 600 person-years of engineering invested to-date. Team of over 100 engineers continuing to develop our technology stack.
●	Total annual Platform searches: Approximately 15 million. Some of the areas where we have accumulated technology include:
●	Rate capabilities: Rate ingestion, rate distribution and interlining.
●	Pricing technology: Quoting tools, eBooking gateway, buy-to-sell markup logic, pricing rules for different modes and geographies.
●	Digital sales: Web sales portals, payment handling and online quoting tools.
●	Market Data: Unique transactional data, daily rate benchmarking and capacity availability.
●	Shipment management: Business logic, vendor communications and exception detection.
●	Customs brokerage: Automation for onboarding and clearance.

Brand

We also believe that Freightos has built a Logtech brand which is highly recognized and respected within the international freight industry.

Our Strategy

Marketplace Growth

Our product strategy is to be a three-sided marketplace that connects carriers, freight forwarders and importers/exporters, bringing transparency and efficiency to each.

Marketplaces tend to be winner-take-all (or at least winner-takes-most) opportunities, and our strategy is to prioritize the growth of our network, as measured by #Transactions and the value of the transactions, GBV, through sales, marketing, and research and development. We seek to leverage marketplace network effect dynamics in which new Sellers bring capacity that attracts new Buyers, and new Buyers bring demand that attracts new Sellers.

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

Alongside our investment in aggressive GBV growth, we are committed to financial responsibility, monetization and capital efficiency. We are guided by the following principles:

●	Monetization: For 2023, our average take rate, which we define as the quotient of net platform revenue divided by GBV, was approximately 1.1%, but some categories of transactions have achieved a take rate of over 10% (including total revenue from Buyers and Sellers purchasing ancillary services).
●	Gross margins: Our IFRS gross margin in 2023 was 58.2% while non-IFRS gross margin was a healthy 67.4%.
●	Capital efficiency: We do not currently anticipate free cash flow burn exceeding $20 million in any year. Given the size of the opportunity and our high growth rate, we consider this level of investment appropriate. Our current plans anticipate that 2023 was the peak of our cash burn.

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

Revenue – How We Make Money

We expect to derive most of our income in the future from revenue generated by our Platform, which is linked to the rapid growth of our Transactions and GBV. Platform revenue is generated from fees associated with specific freight- service transactions booked between Buyers and Sellers on our Platform. Platform revenue includes Buyer platform fees, Seller transaction fees (flat per transaction, or a percentage of transaction value), fees related to payments or payment terms, fees related to sales of ancillary services like third-party insurance and customs brokerage, and Clearit customs brokerage fees.

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

Revenue – Where We Make Money

The following table sets forth the amount of our revenue for the periods presented by geography:

	Solutions	Platform	Total

	(in thousands)
For the year ended December 31, 2023
Europe	$5,184	$—	$5,184
Hong Kong	437	3,389	3,826
United States	6,642	2,244	8,886
Other	934	1,451	2,385
Total	$13,197	$7,084	$20,281

	Solutions	Platform	Total

	(in thousands)
For the year ended December 31, 2022
Europe	$4,618	$—	$4,618
Hong Kong	460	3,441	3,901
United States	6,449	1,939	8,388
Other	901	1,277	2,178
Total	$12,428	$6,657	$19,085

	Solutions	Platform	Total

	(in thousands)
For the year ended December 31, 2021
Europe	$4,322	$—	$4,322
Hong Kong	198	3,284	3,482
United States	2,725	—	2,725
Other	588	—	588
Total	$7,833	$3,284	$11,117

Revenue from our Solutions segment is categorized based on the location of our customers. All revenue from our Platform segment was attributed in the years ended December 31, 2023, 2022 and 2021 to the group business in Hong Kong. This classification is independent of where the user resides or where the user is physically located while using our services.

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

Until 2018, we did not have any airlines with digital APIs for instant pricing and bookings. In 2020, we achieved a “critical mass” of several airline connections, thus becoming a viable marketplace. The following timeline illustrates the growth of carrier connections on our Platform, with airlines connecting at an increasing rate:

●	2018: Lufthansa
●	2019: Air France KLM and IAG (IAG includes British Airways, Iberia and other airlines)
●	2020: Delta, Etihad, AirBridgeCargo, SAS and Condor
●	2021: Qatar, Turkish, El Al, Fedex, NAC, LATAM, Finnair and Silkway West
●	2022: American Airlines, Air Canada, Caribbean Airlines, China Southern, Emirates SkyCargo, and Teleport
●	2023: AirBaltic, FitsCargo, jetBlue via Aeronex, Norse Cargo, ANA Cargo, Wideroe, EAL Airlines, Egypt Air, CargoJet, Chapman Freeborn and Virgin Atlantic

The number of airline Sellers has been growing steadily, and approximately linearly, at an average rate of nearly one per month. The number of individual active Buyer users has been growing at an average of about 25 per weekday. New Buyers and new Sellers create new combinations of possible transactions; so even while Buyers and Sellers are each growing approximately linearly, the number of transactions has consistently shown accelerating quadratic growth.

Our growth is continuing, and accelerating, with limited spend on marketing and sales.

To date, we have retained 100% of the airlines that have connected to our Platform. Freight forwarder retention is strong, as demonstrated by the graphic below, in which each line tracks the cohort of freight forwarders who first booked in a given calendar month, indicating how many of them are still booking months later. Approximately 70% to 90% of freight forwarders are still actively booking one year after their first booking, representing strong retention characteristics and repeat business.

In addition, we monitor the number of bookings each cohort of freight forwarders is making a few months after they joined the platform. Each line in the graphic below tracks the growth of a cohort of freight forwarder buyers who first booked in a specific calendar quarter, similar to the manner in which retailers track same store sales. The graphic shows that once a cohort of freight forwarders start booking with airlines on our Platform, their number of bookings consistently grows 500% to 1,000% within two years.

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

We are now gradually connecting the two components of our Platform, WebCargo and Freightos, into a unique combined three-sided marketplace, connecting carriers, forwarders and importers/exporters. We are working together with freight forwarders to bring eBookings to the importers/exporters on freightos.com, so that importers/exporters can book instantly with freight forwarders with definite carrier voyages. We are also working to expand API connections to ocean carriers and provide payment services alongside bookings. As a three-sided marketplace, we strive to develop a double flywheel with buyer-brings- seller-brings-buyer in carrier-forwarder interactions and forwarder-importer/exporter interactions:

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

Our WebCargo Platform is only available to professional freight-forwarding companies. Most airlines will only share rates with freight forwarders registered as IATA cargo agents and, accordingly, most buyers on the WebCargo Platform are registered IATA agents. Currently, our WebCargo Platform, including the free Sky version, is used by over 3,500 freight forwarders around the world, connecting them to more than 45 operating airlines.

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

The following graphic is an example of the WebCargo Airline Control Panel:

WebCargo SaaS products serve 3,500 freight-forwarding companies.

Freightos Terminal

We publish industry data, mainly price indices, to strengthen our brand and enhance engagement with current and future customers, and to support industry digitalization. There are approximately 50,000 registered Freightos data services users. Although most subscriptions are unpaid, we believe that our data services provide extensive brand awareness and engagement with current and future customers.

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

The following graphic shows FBX01 index with the indicative price for shipping a 40’ container from China/East Asia to North America West Coast:

Freightos Air Index

The FAX is published weekly to provide indicative market prices per kilogram for air cargo on various pairs of 61 major airports, as well as airport-to-region and region-to-region. The following shows the FAX global average $/kg rate.

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

For many companies dealing with physical goods, such as manufacturers, distributors and retailers, global freight is a significant component of their “scope 3” indirect GHG emissions. In March 2022, the SEC proposed rule changes that would require registrants to include certain climate-related disclosures in their registration statements and periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements. The SEC proposed that “a registrant would be required to disclose GHG emissions from upstream and downstream activities in its value chain (Scope 3), if material or if the registrant has set a GHG emissions target or goal that includes Scope 3 emissions.” This proposed rulemaking, if adopted in its original form or in modified form, would bring considerable attention to emissions from international freight shipping.

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

Intellectual Property

We have a utility patent on our routing engine, which has been granted in Canada. We have a design patent/community design registration on our matrix display for dynamic carrier rates, which is registered in Europe and the United States. The name Freightos® is registered as a trademark in the European Union, the United States, China, India, Israel, and the name WebCargo® is registered in the European Union, the United States and India. In addition to the foregoing registered intellectual property, our proprietary software platform and web-based offerings are covered by a combination of trade secret and copyright protections. We own all of the domain names we use in our business, including freightos.com, webcargo.co, clearit.com, clearitusa.com and 7lfreight.com.

Competition

Each of our products faces different competitors; however, we do not believe that there is any one competitor competing with the totality of our Platform.

WebCargo Platform

We believe that our WebCargo Platform for air cargo bookings is, by a considerable margin, the biggest platform of its kind, both in terms of airline supply and in terms of freight forwarder customers booking with it. Notable competitors are Cargo.one, Cargo.AI, Cargowise and CargoBooking.aero.

Freightos.com Platform

Freightos.com competes indirectly with importers/exporters directly interfacing with specific freight forwarders or carriers rather than using a platform. There are also competing online platforms for importers/ exporters, such as Cogoport, FreightMango and SimpliShip, which we believe to be considerably smaller than freightos.com.

Solutions

Different WebCargo SaaS products compete with different competitors, including Portrix, Catapult and CargoSphere. Most of the products have some overlap with the product suite of WiseTech. Some overlap with products from Descartes and Magaya and others. 7LFreight for airport cartage rates competes with Air Cargo Inc. For LTL rates, there are several competitors, however, most are integrated with Transportation Management Systems rather than standalone rate repositories.

Freightos Terminal competes with other providers of freight data, including Xeneta, Platts and Drewery.

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

In addition to the federal laws, several states have adopted comprehensive data protection laws. As one example, the CCPA includes additional and more stringent requirements on businesses that are subject to the law. Other states including Colorado, Texas, Virginia, Connecticut, and Utah have also passed comprehensive data protection laws, none of which are identical. In addition, numerous states have pending data protection or issue-specific privacy laws. Freightos will need to evaluate the scope to which any of the foregoing laws is applicable and take the necessary steps to comply.

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

European Union and the United Kingdom

The European Union’s (EU) General Data Protection Regulation (EU) 2016/679 became effective in May 2018, and is generally applicable to companies that process personal data of data subjects in the EU. After Brexit, the United Kingdom adopted its own version of the EU General Data Protection Regulation. Both versions together are collectively referred to in this document as the “GDPR”. The GDPR contains comprehensive data protection regulations pertaining to the collection, use, retention, disclosure, minimization, and other processing of personal data, with substantial monetary penalties of up to 4% of global turnover for noncompliance. Among other requirements, the GDPR mandates enhanced notice requirements to data subjects regarding the processing of their data, regulator notification within 72 hours in the event of a data security breach, and stringent processing requirements on data processors. Legal developments in the EU have also made it more stringent to transfer personal data outside of the EU to countries that the EU has not deemed to have adequate privacy laws, including the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) in Schrems II invalidated the EU-U.S.

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

Cayman Islands

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the “DPA”, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment in our company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this privacy notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands, Israel or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://www.freightos.com/freightos-privacy-policy/ or via email at personaldata@freightos.

Financial Services

Although we consider Freightos to be a payments platform, we are not licensed to perform money transmission or to offer payment terms or credit in jurisdictions where these activities are regulated. Instead, we partner with companies that have such licenses and they transmit the funds that Buyers send to Sellers.

Competition Law

Freightos manages private pricing data and publishes price indexes and benchmarks that may be competitively sensitive. These publications are intended to enhance transparency and encourage pro- competitive behaviors, but, in certain situations, there is a risk that such information could be utilized for price fixing, bid rigging and other anti-competitive activities. The antitrust and competition laws in many jurisdictions in which Freightos operates prohibit price fixing, bid rigging, market allocation agreements and other forms of anti-competitive agreements among market participants. Violations of the antitrust and competition laws can have severe consequences, including both criminal and civil liability, for the companies and individuals involved. In some jurisdictions, including the United States, in addition to governmental authorities, private plaintiffs and classes of plaintiffs that are injured by such anti-competitive behaviors can also initiate private litigation to recover damages for antitrust and competition law violations. The air and ocean freight industries have a history of prosecutions for price fixing and other anti-competitive behaviors. The misuse of Freightos’ publications by recipients in violation of the antitrust and competition laws could expose Freightos to the risk of being implicated in enforcement proceedings and potential liability under antitrust and competition laws. In publishing price indexes and benchmarks and similar reports, Freightos obtains and follows expert, written legal advice related to compliance with antitrust and competition laws.

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

*Some of the shares are held in trust.

D. Property, Plants and Equipment

We currently lease offices in Jerusalem, Barcelona, Ramallah, Nablus, Oregon City (Oregon), Montreal, Champlain (New York) and Chennai. We also have a small number of employees or contractors without a dedicated office in Argentina, China, Germany, Japan and the United Kingdom, and, from time to time, elsewhere.

The lease terms for the spaces that we currently occupy are generally one to four years. Based on our current occupancy, we lease the following amount of office space in the following locations (offices over 500 square feet), which constitute our primary locations:

●	Jerusalem, Israel – approximately 5,856 square feet
●	Barcelona, Spain – approximately 12,142 square feet
●	Palestinian Authority (Ramallah and Nablus) – approximately 17,717 square feet
●	Oregon City, Oregon – approximately 3,003 square feet
●	Montreal, Canada – approximately 1,760 square feet
●	Champlain, New York – approximately 2,560 square feet
●	Chennai, India – approximately 995 square feet

Our Jerusalem offices house part of our executive team, as well as much of our finance and marketing activities. In 2023, our rental costs totaled $1.0 million, in the aggregate, for all of our leased offices. We believe that our existing facilities are adequate for our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

We operate a leading, vendor-neutral booking and payment platform for international freight. Our Platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers and exporters, thousands of forwarders, and dozens of airlines and ocean carriers. According to UNCTAD, the value of goods traded internationally reached a record level of $24.9 trillion in 2022, representing nearly one quarter of the world’s gross domestic product. International trade is facilitated by the third-party logistics market, which, according to logistics research firm Armstrong & Associates, generated 1.2 trillion dollars in revenue in 2023.This exceeded pre-pandemic results in 2019 by some 25%.

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

These challenges are exacerbated by ongoing and persistent supply chain problems, making global freight pricing more volatile than most stock and commodity markets. Without digitalization, supply chains are unable to respond to stressors in an agile and cost-effective manner. As a result, supply chains have struggled to adjust in an agile and cost-effective manner to stresses, such as wars, pandemics, weather problems, strikes, blockages of trade routes, such as the Suez Canal - Red Sea route (as in the case of recent events involving Houthi attacks in the Red Sea), and trade wars.

We believe that the key metric for the size of our marketplace is #Transactions and GBV, which represents the value of transactions consummated between Buyers and Sellers on our Platform. We also believe this metric to be a bellwether of marketplace liquidity and growth, correlated to the potential for Platform revenue. GBV on our Platform started growing rapidly in 2020 as carriers , primarily airlines, increasingly adopted digital cargo sales and bookings. However, GBV is directly influenced by varying price levels in the industry which is why the #Transactions provides a more stable indicator of growth in our Platform’s scope and liquidity.

We are focused on growing #Transactions and the resulting GBV. Alongside this growth we are gradually increasing value to Platform users, allowing us to increasingly monetize transactions to generate increased revenue. We enjoy strong gross margins, and unit economics, so that growth in our #Transactions and GBV flow through to gross profit, bringing us ever closer to net profits.

Between the year ending December 31, 2022 and the year ending December 31, 2023, GBV grew from $610.8 million to $671.7 million, and between 2021 and 2022, GBV grew from $302.7 million to $610.8 million. For each of 2021 and 2022, the GBV is provided on a pro forma basis, after giving effect to the Clearit acquisition as if it occurred on January 1, 2021 (the acquisition did not actually occur until February 2022).

In addition, although the 7LFreight business is primarily part of our Solutions segment it also generates GBV from trucking bookings, which we only started counting in our GBV calculations as of when this data became available around mid-June 2022.

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

The Business Combination was accounted for as an acquisition of an entity which does not constitute a business. Freightos was treated as the acquirer and Gesher was treated as the acquired company for financial statement reporting purposes. The Business Combination was not within the scope of IFRS 3 (Business Combinations) because Gesher did not meet the definition of a business, and the transaction was therefore accounted for within the scope of IFRS 2 (Share-based Payment) as Freightos issued shares at the Closing in exchange for stock exchange listing services provided by Gesher. Any difference between the fair value of the shares and warrants issued to Gesher’s shareholders and warrant holders and the fair value of Gesher’s net assets as of the closing date was recorded as a listing service expense. The net assets of Freightos and Gesher were stated at historical cost, with no goodwill or other intangible assets recorded.

As a consequence of the Business Combination, Freightos Ordinary Shares were registered under the Exchange Act and listed on Nasdaq, which requires Freightos to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Freightos has been incurring additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees. For more information about the Business Combination, see “Item 4.A. Information on the Company – History and Development of the Company” in this Annual Report.

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

In December 2021, we acquired all of the membership interests of 7LFreight, a U.S. company engaged in freight rate management SaaS. Upon closing of the acquisition, we paid $4.7 million in cash and 359,968 Freightos Ordinary Shares to the sellers. In addition, we agreed to pay the sellers up to an additional $0.6 million in cash and 143,988 Freightos Ordinary Shares (after adjusting for share splits), subject to the 7LFreight business achieving certain operating and financial milestones over the next two years. Based on 7LFreight’s actual results in the subsequent two years, we paid the sellers $0.2 million in cash and issued the sellers 50,737 Ordinary Shares..

In February 2022, we acquired Customs Services, Inc. and certain assets from its Canadian affiliate, which collectively operate an online customs clearance business known as Clearit. Upon closing of the acquisition, we paid $5.0 million in cash and issued 959,907 Freightos Ordinary Shares to the sellers. In addition, we may pay up to an additional $3.5 million in cash, subject to the Clearit business achieving certain operating and financial milestones over the next three years. Based on Clearit’s actual results thus far, we did not make any additional payments to the sellers of Clearit.

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

Our Platform revenue has evolved as our Platform grows and matures. In certain cases, Sellers may utilize our Platform without charge for a limited period of time or benefit from other special arrangements. Overall, our operational Platform revenue take rate ranges from zero to approximately 10% of booking value, with an average of approximately 1% during 2023.

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

Geography

Given the nature of international shipping, we are an international business. Our Solutions revenue is strongest in Europe and North America. Importer/exporter bookings on our Platform are strongest in the United States, where we also have a customs brokerage solution. Our airline bookings on our Platform, which are strongest in Europe and the Middle East air hubs, are now growing fast in the United States. While Asian airlines have been slower to digitize than airlines in Europe, the Middle East and North America, we are working to expand both our business segments on a global basis.

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

	Q1 2022 PF	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023
#Transactions	114,846	150,244	192,330	210,765	229,211	239,427	269,175	286,938
GBV (in thousands)	$126,225	$155,343	$159,230	$169,967	$168,701	$154,810	$160,658	$187,545
#Unique Buyer Users	12,601	14,936	14,938	15,646	16,226	16,438	17,312	17,586
#Carriers	31	31	32	35	37	37	39	45

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

Key Factors Affecting Our Performance

We believe our performance and future success depend on several factors, including those discussed below and in “Item 3.D. Risk Factors” of this Annual Report.

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

The following graphic of our FBX01 index illustrates the volatility of an indicative price for shipping a 40- foot container Trans-Pacific from East Asia to North American West Coast. We view the FBX01 index as a bellwether trade lane. The graph shows clearly the dramatic price increases during the COVID-19 pandemic, the sharp slump due to dropping demand and excess capacity post-COVID, and the increase due to the Red Sea crisis.

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

COVID-19

The COVID-19 pandemic was a positive driver for digitalization in our industry because schedules and rates became more volatile, requiring digital tools that respond quickly. We expected and are observing that this trend toward digitalization is continuing, even as the COVID-19 pandemic has passed.

In 2021, consumer spending on goods, particularly imported goods, recovered strongly from the initial reduction in spending at the start of the pandemic in 2020, and set new records. The international freight industry achieved record volumes and prices, while encountering significant operational issues as demand for imported goods outstripped the capacity of the global shipping network at every level: ships, port throughput, trucks and storage. This trend carried through 2022 as well. However in 2023 demand eased, and ships ordered during the pandemic came online increasing capacity, resulting in a crash in freight prices.

High shipping prices affected our business in a mixed way. While increasing GBV per transaction, higher prices likely decreased #Transactions, as some importers/exporters, especially SMBs, are price sensitive. Operational issues adversely impacted the overall Buyer experience and tended to negatively impact our business. Periodic lockdowns, especially in parts of China, disrupted the manufacturing of goods and the operation of ports and the trucks that supplied them.

In 2023 the industry experienced opposite effects, with decreasing prices negatively impacting our GBV, which negatively impacted some aspects of our revenue. Also our customers, especially freight forwarders, experienced significant drops in revenue and profit, making it harder to sell SaaS and data to them.

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

Solutions Revenue

Solutions revenue is primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders often negotiating flat all- inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and data services for digitizing offline data. We also recognize revenue from data subscriptions, including subscriptions to FBX and FAX indexes, and custom data reports.

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

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of expenses related to personnel-related costs, including sales commissions and travel, which we expense as incurred, and advertising and marketing activities, including external public relations, trade shows, content and search engine optimization service providers. We make significant investments in sales and marketing to grow our business, including finding and acquiring new clients and driving brand awareness.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related expenses attributable to our finance, legal, human resources and operations functions. General and administrative expenses also include costs related to outside consulting, legal and accounting services, rent and insurance. We expect to continue to invest in our corporate infrastructure and to incur additional expenses associated with operating as a public company, including legal and accounting costs, investor relations costs, insurance premiums and compliance costs.

Reorganization Expenses

Reorganization expenses consist primarily of expenses related to workforce reduction carried out during the year ended December 31, 2023, such as severance payments to employees.

Transaction-Related Costs

Transaction Related Costs consist primarily of consulting and professional expenses related to the Business Combination that was signed in May 2022 and closed in January 2023.

Share-listing expense

Share-listing expense consists of a one-time, non-cash, share-based expense, calculated based on the excess of the fair value of shares and warrants issued by the Company to public investors over the identifiable net assets of Gesher that were acquired.

Change in fair value of warrants

Change in fair value of warrants consists of changes in the fair value of the Company’s public warrants that were issued as part of the Business Combination and are traded under the symbol “CRGOW”.

Finance Income

Finance income consists primarily of interest income on short-term deposits and investments, changes in the fair value of contingent consideration and hedging income.

Finance Expenses

Finance expenses consist primarily of bank charges, foreign exchange rate differences, net, and interest expense in respect of our lease liabilities.

Income Taxes (tax benefit), net

Income taxes consist primarily of income taxes attributable to our subsidiaries in Spain and the Palestinian Authority, which have been profitable in recent years, and, to a limited extent, certain other jurisdictions. Tax benefits consist mainly of an increase in deferred tax assets attributable to our subsidiaries in the US. Our subsidiaries in Hong Kong and Israel have accumulated significant carry-forward losses for tax purposes in past years, for which we do not recognize deferred tax assets because the utilization of such assets in the foreseeable future is not probable. As we expand our international business activities, any changes in the tax regime of the jurisdictions in which we operate may increase our overall provision for income taxes in the future.

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

Year ended December 31, 2023, compared with the years ended December 31, 2022 and 2021

The following table summarizes Freightos’ historical results of operations for the years ended December 31, 2023, 2023 and 2021. The data contained in the table has been derived from our audited consolidated financial statements included in this Annual Report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this Annual Report.

The below tables provide data for each of the years ended December 31, 2023, 2022, and 2021. However, the below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2022 and 2021. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Year ended December 31, 2022, compared with the years ended December 31, 2021 and 2020” in our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 30, 2023.

	Year ended December 31,
(dollars in thousands)	2023	2022	2021
Revenue	$20,281	$19,085	$11,117
Cost of revenue	8,479	7,859	4,596
Gross profit	11,802	11,226	6,521
Operating expenses:
Research and development	11,507	10,217	7,822
Selling and marketing	14,384	12,749	8,774
General and administrative	12,407	9,645	6,273
Reorganization	884	—	—
Transaction-related costs	3,703	2,887	—
Share listing expense	46,717	—	—
Total operating expenses	89,602	35,498	22,869
Operating loss	(77,800)	(24,272)	(16,348)
Change in fair value of warrants	9,440	—	—
Finance income	3,189	194	150
Finance expenses	(387)	(454)	(156)
Financing income (expenses), net	2,802	(260)	(6)
Loss before taxes on income	(65,558)	(24,532)	(16,354)
Income taxes (tax benefit), net	(85)	169	4
Loss	$(65,473)	$(24,701)	$(16,358)

	Year ended December 31,
(as % of revenue)	2023	2022	2021
Revenue	100%	100%	100%
Cost of revenue	42	41	41
Gross profit	58	59	59
Operating expenses:
Research and development	57	54	70
Selling and marketing	71	67	79
General and administrative	61	51	56
Reorganization	4	—	—
Transaction-related costs	18	15	—
Share listing expense	230	—	—
Total operating expenses	441	187	205
Operating loss	(383)	(128)	(146)
Change in fair value of warrants	47	—	—
Finance income	16	1	1
Finance expenses	(2)	(2)	(1)
Financing income (expenses), net	14	(1)	(*)
Loss before taxes on income	(322)	(129)	(146)
Income taxes (tax benefit), net	(*)	1	*
Loss	(322)%	(130)%	(146)%

*Less than 1%

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
Platform	$7,084	$6,657	$427	6%
percentage of total revenue	35%	35%
Solutions	$13,197	$12,428	$769	6%
percentage of total revenue	65%	65%
Total revenue	$20,281	$19,085	$1,196	6%

Revenue increased by $1.2 million, or 6%, to $20.3 million for the year ended December 31, 2023, compared to $19.1 million for the year ended December 31, 2022.

Platform revenue increased by $0.4 million, or 6%, to $7.1 million for the year ended December 31, 2023, compared to $6.7 million for the year ended December 31, 2022. The increase was primarily a result of an increase in the number of transactions.

Solutions revenue increased by $0.8 million, or 6%, to $13.2 million for the year ended December 31, 2023, compared to $12.4 million for the year ended December 31, 2022. The increase was primarily a result of strong customer acquisition during the year ended December 31, 2023.

Cost of Revenue

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
Cost of revenue	8,479	7,859	620	8%
Total gross margins	58%	59%

Cost of revenue increased by $0.6 million, or 8%, to $8.5 million for the year ended December 31, 2023, compared to $7.9 million for the year ended December 31, 2022. The increase was due to an increase in share-based compensation of $0.4 million and an increase in amortization of recently acquired technology assets of $0.3 million.

Research and Development

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
Research and development	$11,507	$10,217	1,290	13%
Percentage of total revenue	57%	54%

Research and development expenses increased by $1.3 million, or 13%, to $11.5 million for the year ended December 31, 2023, compared to $10.2 million for the year ended December 31, 2022. The increase was primarily due to an increase of share-based compensation of $1.0 million and an increase in additional personnel- related costs of $0.2 million.

Selling and Marketing

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
Selling and Marketing	$14,384	$12,749	1,635	13%
Percentage of total revenue	71%	67%

Selling and marketing expenses increased by $1.6 million, or 13%, to $14.4 million for the year ended December 31, 2023, compared to $12.7 million for the year ended December 31, 2022. The increase was due to an increase in personnel-related costs of $2.4 million, an increase in share-based compensation of $0.8 million, an increase in digital advertising of $0.3 million, an increase in travel expenses of $0.2 million and an increase in professional consulting of $0.2 million, partially offset by a decrease in non-cash marketing and promotion expense related to issuing shares to airlines as part of our Digital Air Cargo Council of $2.3 million.

General and Administrative

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
General and administrative	$12,407	$9,645	2,762	29%
Percentage of total revenue	61%	51%

General and administrative expenses increased by $2.8 million, or 29%, to $12.4 million for the year ended December 31, 2023, compared to $9.6 million for the year ended December 31, 2022. The increase was primarily due to an increase in directors and officers insurance as a result of being a public company of $1.5 million, an increase in share-based compensation of $1.3 million, an increase in personnel and related expenses of $0.3 million (mainly one time bonuses associated with the Business Combination) and an increase in consulting expenses of $0.2 million, partially offset by a decrease in fair value of contingent consideration of $0.6 million.

Reorganization Expenses

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
Reorganization expenses	$884	$—	884	100%

Reorganization expenses were $0.9 million for the year ended December 31, 2023 related to the Company’s reorganization during July 2023. Reorganization expenses consisted primarily of severance payments and there were no corresponding costs in the year ended December 31, 2022.

Transaction-related Costs

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
Transaction-related costs	$3,703	$2,887	816	28%

Transaction-related costs increased by $0.8 million, or 28%, to $3.7 million for the year ended December 31, 2023, compared to $2.9 million for the year ended December 31, 2022, due to the costs incurred in connection with the Business Combination that was completed in January 2023.

Share-Listing Expenses

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
Share listing expense	$46,717	$—	$46,717	100%

Share listing expense was $46.7 million for the year ended December 31, 2023 related to non-recurring, non-cash, share-based listing expense incurred in connection with the Business Combination. There was no corresponding expense in the year ended December 31, 2022.

Change in Fair Value of Warrants

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
Change in fair value of warrants	$9,440	$—	$9,440	100%

Change in fair value of warrants was $9.4 million for the year ended December 31, 2023, and there was no corresponding change in the year ended December 31, 2022.

Finance Income

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
Finance income	$3,189	$194	2,995	1,544%

Finance income increased by $3.0 million, or 1,544%, to $3.2 million for the year ended December 31, 2023 compared to $0.2 million for the year ended December 31, 2022. The increase was primarily due to an increase in interest on deposits of $2.8 million and an increase in hedging income of $0.1 million.

Finance Expenses

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
Finance expenses	$(387)	$(454)	67	(15)%

Finance expenses decreased by $0.1 million, or 15%, to $0.4 million for the year ended December 31, 2023, compared to $0.5 million for the year ended December 31 2022, primarily due to a decrease in hedging expenses.

Income Taxes (tax benefit), net

	Year ended December 31,		2023 Vs. 2022
(in thousands, except for percentage)	2023	2022	Change $	Change %
Income taxes (tax benefit), net	$(85)	$169	(254)	(150)%

Income taxes decreased by $0.3 million, or 150%, to ($0.1) million of tax benefit for the year ended December 31, 2023, compared to $0.2 million of tax expense for the year ended December 31, 2022, as a result of initial recognition of deferred taxes for our US subsidiaries of $0.3 million, as we estimate taxable income and utilization of NOLs in 2023.

Non-IFRS Financial Measures

Our management team uses loss before income taxes, finance income, finance expense, change in fair value of warrants, share-based payment expense, depreciation and amortization, share listing expenses, non- recurring expenses, change in fair value of contingent consideration, reorganization, redomicile costs, operating expense settled by issuance of shares and transaction related costs (“Adjusted EBITDA”), a non-IFRS financial measure, to evaluate our operating performance and make strategic decisions. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because it provides a supplemental measure of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. However, Adjusted EBITDA is presented for supplemental information purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

The following table provides a reconciliation of loss to Adjusted EBITDA:

	Year ended December 31,
(in thousands)	2023	2022	2021
Loss	$(65,473)	$(24,701)	$(16,358)
Income taxes (tax benefit), net	(85)	169	4
Finance income	(3,189)	(194)	(150)
Finance expenses	387	454	156
Change in fair value of warrants	(9,440)	—	—
Operating loss	(77,800)	(24,272)	(16,348)
Share-based compensation	5,426	1,906	935
Depreciation & Amortization	2,791	2,413	1,098
Share listing expense	46,717	—	—
Non-recurring expenses	499	—	—
Changes in the fair value of contingent consideration	(1,583)	(935)	—
Reorganization	884	—	—
Operating expense settled by issuance of shares	320	2,621	1,952
Redomicile costs	—	734	—
Transaction-related costs	3,703	2,887	—
Adjusted EBITDA	$(19,043)	$(14,646)	$(12,363)

Comparison of the Years Ended December 31, 2023 and 2022

Adjusted EBITDA decreased by $4.4 million, to $(19.0) million for the year ended December 31, 2023, compared to $(14.6) million for the year ended December 31 2022. Adjusted EBITDA decreased primarily due to an increase in loss, increase in change in fair value of warrants, increase in finance income, decrease in operating expenses settled by issuance of shares offset, in part, by an increase in share listing expense and an increase in share-based compensation.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through equity financing.

Our cash, cash equivalents, bank deposits and short-term investments were $51.7 million as of December 31, 2023, compared to $6.5 million as of December 31, 2022. In addition, we had certain restricted deposits to secure payments to airlines, to support currency hedging activity, a bank guarantee and credit cards, in an aggregate amount of $1.6 million as of December 31, 2023, an increase of $0.4 million from $1.2 million as of December 31, 2022.

The development and commercialization of our Platform and Solutions segments will continue to require substantial expenditures and we are reliant upon continued investments from existing and new shareholders to fund operations.

In October 2022, our Israeli subsidiary entered into a term loan agreement with Bank Hapoalim, pursuant to which we could borrow up to $2.5 million through the end of October 2022, to be repaid no later than March 31, 2023. The term loan bore interest at Term SOFR rate plus 6.0% per annum payable monthly. The term loan was repaid in full in January 2023. See the description of the loan and term loan agreement in Note 13 to our audited consolidated financial statements in this Annual Report.

Our primary requirements for liquidity and capital resources are to finance research and development and sales and marketing expenses that drive growth, as well as working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months.

Our capital expenditures consist primarily of computers, peripheral equipment and leasehold improvements from time to time on our leased offices. Capital expenditures were $0.1 million, $0.3 million and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

In January 2023, as part of the Business Combination, we raised $82.4 million, as described in Note 1d to our audited consolidated financial statements in this Annual Report. Net of expenses, we raised $67.5 million.

Cash Flows

The following table summarizes our cash flows for the periods presented:

(in thousands)	2023	2022	2021
Net cash used in operating activities	$(27,096)	$(14,908)	$(17,324)
Net cash used in investing activities	(32,161)	(4,975)	(4,546)
Net cash provided by financing activities	73,177	1,890	25,226
Exchange differences on balances of cash and cash equivalents	(247)	(594)	(167)
Increase (decrease) in cash and cash equivalents	$13,673	$(18,587)	$3,189

Comparison of the Years ended December 31, 2023 and 2022

Net Cash Used In Operating Activities

Net cash used in operating activities was $27.1 million for the year ended December 31, 2023, an increase of $12.2 million, compared to the net cash used in operating activities of $14.9 million for the year ended December 31, 2022. The increase primarily resulted from an increase in loss of $40.8 million adjusted by the increase in non-cash gain from change in fair value of warrants of $9.4 million, the decrease in operating expenses settled by issuance of shares of $2.3 million and the decrease in change working capital of $7.5 million, as offset in part by the increase in non-cash share-listing expense of $46.7 million and an increase in non-cash share-based compensation of $3.5 million.

Net Cash Used In Investing Activities

Net cash used in investing activities was $32.2 million for the year ended December 31, 2023, an increase of $27.2 million, compared to $5.0 million used in the year ended December 31, 2022. This increase primarily resulted from an increase in cash outflow of $19.8 million invested in a bank deposit and an increase in net cash outflows invested in short term investments of $11.5 million offset by a decrease in cash outflows as a result of an acquisition of a subsidiary.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $73.2 million for the year ended December 31, 2023, an increase of $71.3 million compared to $1.9 million provided in the year ended December 31, 2022. This increase primarily resulted from an increase of $76.0 million from issuance of share capital and warrants offset by a decrease of $5.0 million due to receipt of a short-term bank loan in 2022 which was fully repaid in 2023.

Contractual Obligations and Other Commitments

We have various contractual obligations and commercial commitments that are recorded as liabilities in our financial statements. In addition, we have contingent contractual obligations to issue shares as part of certain arrangements, subject to meeting certain business and financial performance indicators in the next year. These arrangements include contingent obligations to issue up to 316,658 ordinary shares as part of the acquisition of certain interlining technology assets and up to an aggregate amount of 317,023 ordinary shares to three airline group members of the Digital Air Cargo Council, of which 55,806 were issued in January 2024.

In addition, we may pay the sellers of Clearit up to $1.0 million, subject to the Clearit business achieving certain operating and financial milestones during 2024. As of December 31, 2023 and December 31, 2022, the fair value of this contingent consideration was recorded as a liability in the financial statements.

As of Dec 31, 2023 Freightos has contractual, undiscounted lease liabilities of:

(dollars in thousands)
2024	645
2025	493
2026	251
Total	1,389

Off-Balance Sheet Arrangements

As of December 31, 2023, we had outstanding unfulfilled orders placed with our Platform Sellers of approximately $0.5 million (compared to $0.6 million as of December 31, 2022) for which Buyers’ funds were not yet collected and, therefore, no liability was recorded in our financial statements. These amounts will be recorded as liabilities once the shipments are delivered, at which time we will also record receivables from the respective Buyers.

Recently Issued Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report.

C.Research and Development, Patents, and Licenses, Etc.

A significant part of our team across multiple sites is dedicated to our in-house research and development effort to continue to deepen our technology stack and expand the value that our software and platform products provide to customers. Team skills include software engineers, product managers, data analysts, user experience, site reliability engineering and more. We own all our core software, and it is protected by copyright and non-disclosure agreements, although like all software companies we also utilize third party commercial and open-source software. We have one utility patent on a core algorithm granted in Canada and a design patent on one of our core user interfaces granted in several jurisdictions. For a description of our research and development policies and amounts expended thereon during the last three fiscal years, see “Item 5.A. Operating and Financial Review and Prospects - Operating Results” above and the description in the corresponding Item 5.A of our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 30, 2023.

D. Trend Information

The international freight market tends to be cyclical. Demand varies based on patterns of world trade. Supply varies based on the inventory of ships and planes, and is also affected by trucks, trains, port capacity, container availability, and labor etc. The nature of this infrastructure is that it has to be planned years in advance, meaning that changes in capacity may lag changes in demand by years, creating a cycle where supply and demand are often mismatched. Also, demand tends to be very price-inelastic meaning that fairly small changes in supply and demand can cause large swings in prices, in either direction, dramatically affecting the revenue and profits of all logistics service providers.

In 2023 ocean volumes were about flat compared to 2022 and air volumes down slightly. Also in 2023, ocean rates were down very sharply, and air rates down as well, both primarily due to increased capacity. In ocean, increased capacity was largely driven by carriers ordering new ships when demand peaked during the pandemic. At the end of 2023 the Red Sea crisis started creating a spike in ocean rates. We expect that the industry will continue to be cyclical.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Name	Age	Position
Zvi Schreiber	54	Chief Executive Officer and Chairman of the Board
Ran Shalev	52	Chief Financial Officer
Ian Arroyo	40	Chief Strategy Officer
Eytan Buchman	38	Chief Marketing Officer
Manuel Galindo Medrano	37	Chief Revenue Officer
Michael Oberlander	55	General Counsel
Michael Eisenberg	52	Director
Ezra M. Gardner	47	Director
Guillaume Halleux	50	Director
Inna Kuznetsova	55	Director
Udo Lange	52	Director
Glen Schwaber	54	Director
Carl Vine	48	Director

Zvi Schreiber has been our Chief Executive Officer and a director since 2012. Prior to founding Freightos in 2012, Dr. Schreiber served as the Chief Executive Officer of Lightech, a clean-tech electronics company acquired by General Electric in 2011. He founded G.ho.st, a web operating system, in 2006 and served as Chief Executive Officer from 2006 to 2010. From 2001 to 2006, Dr. Schreiber was the Chief Executive Officer of Unicorn Solutions, Inc., a provider of information systems and solutions acquired by IBM. He is also the author of Fizz, the history of physics in a novel, and of Money, Going out of Style. Dr. Schreiber is a frequent speaker at industry events and author of various articles, papers and patents. He currently serves as chairman of the JODEK Charitable Trust. Dr. Schreiber graduated from the University of Cambridge with a Bachelor of Arts in Mathematics, and Imperial College London with a Doctor of Philosophy in Computer Science and a Master of Science in Theoretical Physics.

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

Ian Arroyo has been our Chief Strategy Officer since 2023. Since joining Freightos, Mr. Arroyo has served in various commercial roles, including Director, Enterprise Solutions in 2019, Executive Vice President, Strategy and Demand from December 2019 to March 2020, Executive Vice President, Enterprise Solutions from December 2020 to August 2021, and Chief Commercial Officer, freightos.com from 2021 to 2023. Mr. Arroyo co-founded Mallbox, Inc. in March 2020 and served as its Chief Executive Officer until December 2020. From 2017 to 2019, he was Vice President, Strategy and Business Development at Gimmonix, Ltd., a leading travel aggregation and mapping platform, where he oversaw global sales, channel and commercial strategy. From 2012 to 2019, Mr. Arroyo served as Director, Business Development of QinetiQ North America, a wholly owned subsidiary of QinetiQ Group Plc (LSE:QQ). He was a lecturer in Professional Sales and Communications at the University of Florida from 2016 through 2017 and continues to serve as an advisor to founders of early-stage companies. Mr. Arroyo graduated from the University of Florida with a Bachelor of Science in Marketing and a Master of Business Administration.

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

Manuel Galindo Medrano has been our Chief Revenue Officer since 2023. Mr. Galindo founded WebCargo in 2008 and served as its Chief Executive Officer through our acquisition of WebCargo in 2016, and then as the Chief Executive Officer of our WebCargo division from 2016 until 2023. He studied telecommunications engineering at La Universidad Politécnica de Cataluña and sales and marketing management at Universidad Abierta de Cataluña.

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

Michael Eisenberg has served as a member of our Board of Directors since 2013. He is a Partner at Aleph, an early-stage venture capital fund, since 2013 and has been with Benchmark Capital, an early-stage venture capital firm, since 2005. Mr. Eisenberg currently serves on the board of directors and served as the lead director of Lemonade (NYSE: LMND). The Chief Executive Officer of Lemonade is Dr. Schreiber’s brother. Mr. Eisenberg also serves on the board of directors of SeekingAlpha Ltd., HoneyBook, Inc., Nexar Inc. and Healthy.io., among other private companies, and has invested in and served on the Boards of some of Israel’s leading companies and startups, such as Conduit, Gigya (Acquired by SAP), Picturevison (acquired by Eastman Kodak), Shopping.com (Nasdaq: SHOP, acquired by eBay Inc.), Tradeum (acquired by VerticalNet Inc.) and Wix (Nasdaq: WIX). Mr. Eisenberg has published eight books in English and Hebrew and lectures frequently on venture capital, Israel and entrepreneurship. He graduated from Yeshiva University with a Bachelor of Arts in Political Science.

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

Guillaume Halleux has served on our Board of Directors since 2021. Mr. Halleux is the Chief Commercial Officer of Swissport, the world’s leader in airport ground services and air cargo handling. From 2017 until 2023, he served as the Chief Cargo Officer of Qatar Airways. From June 2016 to 2017, he was Vice President Cargo Asia Pacific of Qatar Airways. From 2012 to 2016, Mr. Halleux served in senior sales positions for Bollore Logistics in Singapore and Vietnam. He studied economics in France and graduated from ICN Business School in Nancy with a Master of Business Administration.

Inna Kuznetsova has served on our Board of Directors since 2022. Ms. Kuznetsova currently serves as Chief Executive Officer and a member of the board of directors of ToolsGroup, a privately-owned SaaS company with international operations providing supply chain management optimization solutions. In this role, she oversees strategic growth, planning and daily operations. From June 2020 through May 2022, Ms. Kuznetsova was the Chief Executive Officer and a member of the board of directors of 1010data, a privately-owned data analytics company, responsible for strategic growth, planning and daily operations. From January 2020 through May 2020, Ms. Kuznetsova served as interim Chief Executive Officer and, from July 2019 until January 2020, as Chief Operating Officer of 1010data. From 2014 to 2016, Ms. Kuznetsova served as President of INTTRA, a privately-owned SaaS company focused on maritime logistics. In 2016, she was promoted to President and Chief Operating Officer of INTTRA, overseeing all sales, marketing, software development, IT operations, customer services and operations until INTTRA’s sale to E2Open in November 2018. Ms. Kuznetsova served on the board of directors and as a member of the audit and risk committees of Global Ports Investments Plc (LSE: GPLX) from 2017 to 2022, on the board of directors of Avantida from 2017 to 2018 and on the board of directors and as a member of the audit, remuneration and nomination committees of Sage Plc (LSE: SGE) from 2014 to 2017.

Udo Lange has served on our Board of Directors since 2022. Beginning on September 1, 2023, Dr. Lange is the Chief Executive Officer of Stolt-Nielsen Limited (SNI.OL), a provider of transportation and storage for liquids as well as aquaculture. He is also on the board of Avenir LNG, the Institute of International Rural Reconstruction and the Memphis Symphony Orchestra. He was previously President of Healthcare, Logistics and Americas International at Memphis-based FedEx Express, a major American cargo airline delivering freight and packages to over 220 countries. Dr. Lange also served also on the Strategic Management Committee of FedEx Corp., which sets the strategic direction for the FedEx enterprise. Dr. Lange has over 20 years of experience in the international trade industry, with expertise in global freight forwarding, customs brokerage, express, airline catering and logistics. He joined FedEx in 2015, beginning his tenure with the company as the Chief Operations Officer for FedEx Logistics from August 2015 until August 2019. He served as President and Chief Executive Officer of FedEx Trade Networks, a company under FedEx Logistics from March 2018 until March 2023, and as President and CEO, FedEx Logistics from September 2019 until March 2023. He served as a member of the White House Supply Chain Disruptions Task Force. Dr. Lange also served as a Board Member for the German American Chamber of Commerce and is on the Board of Trustees of “Operation Finale,” an exhibition in Germany about the capture of Nazi Adolf Eichmann. Dr. Lange holds a Ph.D. in Economic Science from the University of Duisburg and a Master of Business Administration and Master of Science in Mechanical Engineering from the University of Kaiserslautern.

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

Carl Vine has served as a member of our Board of Directors since January 2024. Mr. Vine is Co-Head of the Asia Pacific Equity Team at M&G Investments, one of the UK’s largest and longest established investment houses. Prior to joining M&G in 2019, he co-founded Port Meadow Capital Management, a boutique Pan-Asian investment firm, in 2014. He has previously worked as a Managing Director and Portfolio Manager for SAC Capital Advisors in Hong Kong and was the Asian-based member of their global investment committee. Before that, Mr. Vine was a Managing Director at UBS in Hong Kong, where he invested proprietary capital across Asia including Japan. He began his career with Prudential Portfolio Managers in London, before relocating to Tokyo to open Prudential’s Japan office. Mr. Vine holds a Bachelor of Arts (Hons) in Politics, Philosophy & Economics from Oxford University.

Family Relationships

There are no family relationships among any of our executive officers and our directors.

Board Diversity Matrix Disclosure

In compliance with Nasdaq’s Board Diversity Rule, the table below provides information regarding our directors’ diversity information. The information presented below is based on voluntary self-identification responses received from each director. Each of the categories listed in the table below has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix
Country of Principal Executive Offices	Cayman Islands
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
(as of March 1, 2024)	(as of March 30, 2023)
Part I: Gender Identity	Female	Male	Female	Male
Directors	1	7	1	7
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0
LGBTQ+	0	0
Did Not Disclose Demographic Background	1	1

B. Compensation

Director and Executive Officer Compensation

Prior to October 2023, only two of our nonemployee directors were compensated for service on the Board. We paid Ms, Kuznestova $60,000 and Dr. Lange $33,750 for services rendered in 2023. In October 2023, we offered to compensate each of our nonemployee directors by granting them restricted stock units (“RSUs”) that vest over the following four quarters. Directors who do not chair a committee were offered 17,376 RSUs and directors who chair a committee were offered 23,168 RSUs. Messrs. Eisenberg, Schwaber and William Chin, the last of whom resigned from the Board in January 2024, declined our offer of compensation. Ms. Kuznetsova, who had previously been paid in cash, was offered to continue to receive cash compensation and chose to do so; she will receive $15,000 in cash each quarter for serving on the Board and as Chair of the Compensation Committee. Mr. Halleux and Dr. Lange were granted 17,376 RSUs each, and Mr. Gardner was granted 23,168 RSUs. We expensed an aggregate of $0.2 million compensation to our non-employee directors for the fiscal year ended December 31, 2023, of which $0.1 million was related to equity compensation.

The aggregate expense compensation costs incurred by us in connection with compensation for our executive officers for the fiscal year ended December 31, 2023 was approximately $3.9 million. During that same year, we granted equity incentive awards to our executive officers to acquire an aggregate of 227,870 Freightos Ordinary Shares (the value of which is included above). The equity incentive awards granted to our executive officers are subject to the same vesting conditions as those of other Freightos employees.

Equity Incentive Plans

We currently maintain the Freightos Limited 2022 Long-Term Incentive Plan (the “2022 LTIP”). The purpose of the 2022 LTIP is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and individual consultants with those of shareholders by giving directors, employees and individual consultants the perspective of an owner with an equity or equity-linked stake in our Company and providing a means of recognizing their contributions to our success.

2012 Incentive Plan

Prior to May 28, 2022, we issued incentive awards under the 2012 Incentive Plan. Although no additional incentive awards have been, or will be, issued under the 2012 Incentive Plan after that date, all incentive awards previously granted under the 2012 Incentive Plan will remain subject to the terms of the 2012 Incentive Plan. All awards granted on or after May 31, 2022 have been and will be granted under the 2022 LTIP.

Freightos Ordinary Shares issuable under outstanding awards under the 2012 Incentive Plan for which the underlying shares are not issued will become available once again under the 2022 LTIP, as described below under “2022 LTIP— Adjustments to Share Pool”.

2022 LTIP

This section summarizes certain principal features of the 2022 LTIP. The summary is qualified in its entirety by reference to the complete text of the 2022 LTIP.

Eligibility and Participation

The administrator selects the individuals who participate in the 2022 LTIP. Eligibility to participate is open to officers, directors and employees of, and other individuals who provide bona fide services to or for, us or any of our subsidiaries. Our Board of Directors may also select as participants prospective officers, employees and individual service providers who have accepted an offer of employment or another service relationship from us or one of our subsidiaries. Any awards granted to such a prospect before the individual’s start date may not become vested or exercisable, and no shares may be issued to such individual, before the date the individual first commences performance of services with us.

Administration

The compensation committee of our Board of Directors is the administrator of the 2022 LTIP. Except as provided otherwise under the 2022 LTIP, the administrator has plenary authority to grant awards pursuant to the terms of the 2022 LTIP to eligible individuals, determine the types of awards and the number of shares covered by the awards, establish the terms and conditions for awards and take all other actions necessary or desirable to carry out the purpose and intent of the 2022 LTIP.

Share Pool Under the 2022 LTIP

The initial number of Freightos Ordinary Shares allocated to the 2022 LTIP in 2022 was 1,759,030. The number of Freightos Ordinary Shares available under the 2022 LTIP (the “Share Pool”) has been and will be subject to the following annual allocations and adjustments:

As of 11:59 p.m. Eastern time on December 31 of each calendar year during which the 2022 LTIP is in effect, the portion of the Share Pool that has not been allocated to any grant in that calendar year is canceled and not included in the Share Pool for any calendar year beginning thereafter. Following that annual cancelation, the Share Pool is then re-filled automatically by an increase on January 1 of the following calendar year, beginning on January 1, 2023 and for each of the subsequent nine calendar years, through (and including) January 1, 2032, in an amount equal to the lesser of (i) 5% of the number of Freightos Ordinary Shares issued and outstanding as of that January 1 date, or (ii) an amount determined by our Board of Directors prior to such date. Pursuant to that annual cancelation and refill mechanism, following the cancelation of all Freightos Ordinary Shares that were not allocated to grants at the conclusion of the previous year, on January 1, 2023 and January 1, 2024, 1,806,876 and 2,394,734 Freightos Ordinary Shares, respectively, were added to the Share Pool, thereby constituting the available portion of the Share Pool for those respective years.

The following additional rules apply to the number of Freightos Ordinary Shares available under the Share Pool on an ongoing basis:

●	The Share Pool will be reduced by one share for each share made subject to an award granted under the 2022 LTIP;
●	The Share Pool will be increased by the number of unissued shares underlying or used as a reference measure for any award or portion of an award granted under the 2022 LTIP or the 2012 Incentive Plan that is cancelled, forfeited, expired, terminated unearned or settled in cash, in any such case without the issuance of shares;
●	The Share Pool will be increased by the number of shares that are forfeited back to us after issuance due to a failure to meet an award contingency or condition with respect to any award or portion of an award granted under our 2022 LTIP or 2012 Incentive Plan;
●	The Share Pool shall be increased, on the exercise date, by the number of shares withheld by or surrendered (either actually or through attestation) to the Company in payment of the exercise price of any award granted under the 2022 LTIP or the 2012 Incentive Plan; and
●	The Share Pool shall be increased, on the relevant date, by the number of shares withheld by or surrendered (either actually or through attestation) to the Company in payment of any tax withholding obligation that arises in connection with any award granted under the 2022 LTIP or the 2012 Incentive Plan.

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

Shares Available Under the 2022 LTIP

As of December 31, 2023, there were 5,828,733 Ordinary Shares underlying outstanding equity awards. In addition, as of December 31, 2023, there were 2,173,723 unallocated shares under the Share Pool, which were canceled from the Share Pool pursuant to the above-described annual cancelation mechanism. On January 1, 2024, there were 2,394,734 Freightos Ordinary Shares made available for awards in 2024 via the above-described refresh mechanism for the Share Pool.

ISO Award Limit

The maximum number of Freightos Ordinary Shares that may be issued in connection with awards granted under the 2022 LTIP that are intended to qualify as incentive stock options under Section 422 of the Code is 26,385,450.

Types of Awards

General. The 2022 LTIP enables the grant of share awards, performance shares, restricted share units, cash-based performance units, other share-based awards, share options, share appreciation rights, and share unit awards, each of which may be granted separately or in tandem with other awards. The administrator may establish sub-plans under the 2022 LTIP under which awards that qualify for preferred tax treatment for recipients in jurisdictions outside the U.S. may be granted.

Freightos has adopted a sub-plan for Israeli participants, which provides for granting awards in compliance with Section 102 (“Section 102”) and Section 3(i) of the Israeli Income Tax Ordinance (New Version), 5721-1961, as amended (the “ITO”). Section 102 allows employees, directors and officers who are not controlling shareholders and who are considered Israeli residents for tax purposes to receive favorable tax treatment for compensation in the form of shares, options or certain other types of equity awards, subject to certain terms and conditions. Our non-employee service providers and controlling shareholders who are considered Israeli residents for tax purposes may be granted awards under Section 3(i) of the ITO, which do not provide for similar tax benefits as Section 102.

Out of the three tax tracks that are available under Section 102 ((i) the “ordinary income track” with a trustee, (ii) the “capital gains track” with a trustee and (iii) grants without a trustee and without a trust period), Freightos has elected the “capital gain track” for grants to eligible Israeli grantees as provided above, which may allow favorable tax treatment for such grantees.

Adjustments to Awards for Corporate Transactions and Other Events

Mandatory Adjustments. In the event of a merger, amalgamation, consolidation, share rights offering, share exchange or similar event affecting the Company (a “Corporate Event”) or a share dividend, share split, reverse share split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision, or recapitalization, capital reduction distribution or similar event affecting the capital structure of the Company, the administrator will make equitable and appropriate substitutions or proportionate adjustments to:

●	the aggregate number and kind of shares or other securities that may be granted to eligible individuals under the 2022 LTIP;
●	the maximum number of shares or other securities that may be issued with respect to incentive share options granted under the 2022 LTIP;
●	the number of shares or other securities covered by each outstanding award and the exercise price, base price or other price per share, if any, and other relevant terms of each outstanding award; and
●	all other numerical limitations relating to awards, whether contained in the 2022 LTIP or in award agreements.

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

Change in Control. Outstanding awards will terminate upon the effective time of a “Change in Control” unless provision is made in connection with the transaction for the continuation or assumption of such awards by, or for the issuance therefor of substitute awards of, the surviving or successor entity or a parent thereof. Solely with respect to awards that will terminate as a result of the immediately preceding sentence and except as otherwise provided in the applicable award agreement: (i) the outstanding awards of share options and share appreciation rights that will terminate upon the effective time of the change in control will, immediately before the effective time of the change in control, become fully exercisable and the holders of such awards will be permitted, immediately before the change in control, to exercise the awards; (ii) the outstanding restricted shares the vesting or restrictions on which are then solely time-based and not subject to achievement of performance goals will, immediately before the effective time of the change in control, become fully vested, free of all transfer and lapse restrictions and free of all risks of forfeiture; (iii) the outstanding restricted shares for which vesting or restrictions are then subject to, and pending achievement of, performance goals shall, immediately before the effective time of the change in control and unless the award agreement provides for vesting or lapsing of restrictions in a greater amount upon the occurrence of a change in control, become vested, free of transfer and without restrictions and risks of forfeiture in such amounts as if the applicable performance goals for the unexpired performance period had been achieved at the target level set forth in the applicable award agreement; (iv) the outstanding restricted share units, performance shares and performance units for which vesting, earning or settlement is then solely time-based and not subject to or pending achievement of performance goals shall, immediately before the effective time of the change in control, become fully earned and vested and shall be settled in cash or Freightos Ordinary Shares (consistent with the terms of the award agreement after taking into account the effect of the change in control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code; and (v) the outstanding restricted share units, performance shares and performance units for which vesting, earning or settlement is then subject to and pending achievement of performance goals shall, immediately before the effective time of the change in control and unless the award agreement provides for vesting, earning or settlement in a greater amount upon the occurrence of a change in control, become vested and earned in such amounts as if the applicable performance goals for the unexpired performance period had been achieved at the target level set forth in the applicable award agreement and shall be settled in cash or Freightos Ordinary Shares (consistent with the terms of the award agreement after taking into account the effect of the change in control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A or Section 457A of the Code.

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

Amendment and Termination

Our Board of Directors or the compensation committee may terminate, amend or modify the 2022 LTIP or any portion of it at any time; provided, that, (i) if required to comply with Cayman Islands law and any other applicable laws or marketplace or listing rules of a securities market or securities exchange (other than any requirement from which the Company may opt out based on any available home country exemption), the Company shall obtain shareholder approval of any 2022 LTIP amendment in such a manner and to such a degree as required, and (ii) no such termination or amendment may materially impair the rights of a participant with respect to a previously granted award (other than as required to comply with applicable law or the rules of any securities exchange or market on which the shares are listed or to prevent adverse tax or accounting consequences to the Company or the participant) without such participant’s consent.

The 2022 LTIP is scheduled to expire on May 31, 2032, which is ten years after its adoption by our Board of Directors. After that time, no further grants may be made under the 2022 LTIP, but any then-outstanding grants will remain subject to the terms of the plan.

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

Independence of Directors

As a result of the Freightos Ordinary Shares and Freightos Warrants being listed on Nasdaq, we comply with the rules of Nasdaq in determining whether a director is independent. Our Board of Directors has consulted, and will consult, with its counsel to ensure that our Board of Directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the Freightos Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that each of our directors, except for Dr. Schreiber, is independent.

Board Leadership Structure and Role in Risk Oversight

Dr. Schreiber is the Chairman of the Board and Chief Executive Officer of Freightos.

We believe that our Board of Directors should retain the flexibility to appoint the appropriate person to the position of Chairman of the Board, whether or not that person is our Chief Executive Officer. As such, our Chief Executive Officer currently serves as Chairman of the Board. We believe that Freightos, like many other companies, is well-served by this structure because it provides for more effective leadership and recognizes that in many cases one person should speak for and lead both the Company and the Board. Further, Dr. Schreiber founded Freightos and has been our Chief Executive Officer and chaired each meeting of the Board since inception. We believe that this structure demonstrates to our employees, customers and other business partners that we are under strong leadership. It also eliminates the potential for confusion or duplication of efforts.

Our Board appointed Michael Eisenberg as our lead independent director. In that role, Mr. Eisenberg has the authority to preside at executive sessions of the Board and at other Board meetings when the Chairman is not present, provide input for Board agendas and materials provided for Board meetings, call meetings of the independent directors, serve as liaison on Board-wide issues between the independent directors and the Chairman, and retain advisors and counsel to report to the Board. By having a lead independent director, coupled with the other oversight functions delegated to various Board committees comprised of independent directors, we believe that our governance structure provides ample opportunity for effective oversight and risk management.

We believe in the importance of independent oversight. We will look to ensure that this oversight is truly independent and effective through a variety of means.

Meetings and Committees of the Board of Directors

We have established a separately standing audit committee, compensation committee, and nominating and corporate governance committee of the Board of Directors.

Audit Committee

We have established an audit committee comprised of independent directors. The audit committee consists of Ezra Gardner and Inna Kuznetsova. Because we are a foreign private issuer, we are not required to, and in reliance on home country practice, we do not have a minimum of three members on our audit committee. Each of the members of the audit committee is independent under the applicable Nasdaq listing rules and Exchange Act Rule 10A-3. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

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

Ezra Gardner serves as the financial expert on the audit committee.

Compensation Committee

We have established a compensation committee. The compensation committee currently consists of Inna Kuznetsova, Glen Schwaber and Ezra Gardner. Each of the members of the compensation committee is independent under the applicable Nasdaq listing rules and Exchange Act Rule 10C-1. The compensation committee has a written charter. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, if any, including authority to make and modify awards under such plans.

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

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee. The nominating and corporate governance committee currently consists of Michael Eisenberg, Udo Lange and Glen Schwaber. Each of the members of the compensation committee is independent under the applicable Nasdaq listing rules. The nominating and corporate governance committee has a written charter. The purpose of the committee is to identify and recommend to the Board individuals it determines to be well-qualified, willing and available to serve as directors of the Company and on committees of the Board; to advise the Board with respect to the Board composition, procedures and committees; to review periodically the size of the Board and recommend to the Board any appropriate changes; and to develop and recommend to the Board a set of corporate governance principles applicable to the Company.

D. Employees

The following is a summary of our full-time equivalent headcount, by category of activity, and geographic location, as of December 31, 2023, 2022 and 2021:

	Research &	Sales &		General &
	Development	Marketing	Operations	Administrative	Total
Full-time equivalent headcount as of:
December 31, 2023	132	74	102	42	350
December 31, 2022	154	64	102	43	363
December 31, 2021	133	52	76	35	296

	Middle east	America	Europe	Asia	Total
Full-time equivalent headcount as of:
December 31, 2023	134	63	122	31	350
December 31, 2022	165	55	118	25	363
December 31, 2021	162	19	99	16	296

We are pleased to have a diverse team with 43% of our employees self-identifying as women, which is well above average for technology companies. We are one of the largest and best-known high-tech employers in the developing Palestinian economy, and we invest in bringing more people into the still small circle of highly skilled tech jobs in that location.

We have a hybrid model where team members may work from home some days of the week or a certain number of days per month. Employees who live far from any office may work entirely remotely. The exact nature of our office/work-from-home hybrid is adjusted based on local customs and regulations in each country and revised from time to time.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Award Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Freightos Ordinary Shares as of March 1, 2024 by:

●	each person who is the beneficial owner of more than 5% of the outstanding shares of any series of our voting ordinary shares;
●	each of our directors and executive officers; and
●	all executive officers and directors of the Company, as a group

The beneficial ownership of ordinary shares of the Company is based on 47,985,331 ordinary shares issued and outstanding as of March 1, 2024.

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

	Number of Shares		Percentage of
Name of Beneficial Owner	Beneficially Owned		Outstanding Shares
Directors and executive officers
Zvi Schreiber	3,988,437	(1)	8.27%
Ran Shalev	295,958	(2)	* %
Ian Arroyo	178,213	(3)	* %
Eytan Buchman	259,864	(4)	* %
Manuel Galindo Medrano	342,681	(5)	* %
Michael Oberlander	101,755	(6)	* %
Michael Eisenberg	3,544,394	(7)	7.39%
Ezra Gardner	8,337,133	(8)	15.46%
Guillaume Halleux	4,504,156		9.39%
Inna Kuznetsova	—		—%
Dr. Udo Lange	8,688		* %
Glen Schwaber	3,702,727	(9)	7.72%
Carl Vine	9,866,094	(10)	19.35%
All directors and executive officers as a group (thirteen individuals)	35,130,100		60.24%
Five Percent or More Holders (other than directors and executive officers)
Aleph, L.P.	3,544,394	(7)	7.39%
Alshaffafia Trading W.L.L.	4,495,468	(11)	9.37%
Asian Gateway Investments Pte. Ltd.	4,749,856		9.90%
Gesher I Sponsor LLC	8,325,549	(12)	15.44%
Israel Cleantech Ventures II, L.P.	3,702,727	(9)	7.72%
M&G Investment Management Limited	9,866,094	(10)	19.35%
*	Less than 1%
(1)	Includes 217,680 Freightos Ordinary Shares over which Dr. Schreiber has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of March 1, 2024. Also includes 100,000 Freightos Ordinary Shares held by JODEK Charitable Fund A”R, over which Dr. Schreiber shares dispositive and voting power.
(2)	Represents 295,958 Freightos Ordinary Shares over which Mr. Shalev has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of March 1, 2024.
(3)	Includes 176,672 Freightos Ordinary Shares over which Mr. Arroyo has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of March 1, 2024.
(4)	Represents 259,864 Freightos Ordinary Shares over which Mr. Buchman has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of March 1, 2024.
(5)	Represents 342,681 Freightos Ordinary Shares over which Mr. Galindo has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of March 1, 2024.
(6)	Includes 91,755 Freightos Ordinary Shares over which Mr. Oberlander has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of March 1, 2024.

(7)	Represents Freightos Ordinary Shares held by Aleph, L.P. and its affiliated entity Aleph-Aleph, L.P. Aleph Equity Partners, L.P. is the general partner of Aleph, L.P. and Aleph-Aleph, L.P., and Aleph EP, Ltd is the general partner of the Aleph Equity Partners, L.P. Aleph Equity Partners, L.P. and Aleph EP, Ltd may be deemed to have sole power to vote and dispose of the shares held through Aleph, L.P. and Aleph-Aleph, L.P. Mr. Eisenberg is a director of Aleph EP, Ltd. and may be deemed to have shared power to vote and dispose of the shares held by each of these entities. Mr. Eisenberg otherwise disclaims beneficial ownership of any Freightos shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.
(8)	Includes 2,375,000 Freightos Ordinary Shares and 5,950,549 Freightos Ordinary Shares underlying the Freightos Warrants owned by the Sponsor that will be exercisable within 60 days of the date hereof. Because Mr. Gardner is a managing member of the Sponsor, all securities held by the Sponsor are deemed, for purposes of this table, to be beneficially held by Mr. Gardner. Mr. Gardner disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest in such securities, if any.
(9)	Represents Freightos Ordinary Shares held by Israel Cleantech Ventures II, L.P. and by Israel Cleantech Ventures II (Israel), L.P. which entities are controlled by their general partner, Israel Cleantech Partners II, L.P., which is controlled by its general partner, Israel Cleantech G.P. II, Ltd. Mr. Schwaber is a director of Israel Cleantech G.P. II, Ltd. and may be deemed to have shared power to vote and dispose of the shares held by each of these entities.
(10)	Consists of 6,871,094 Freightos Ordinary Shares and 2,995,000 Freightos Ordinary Shares underlying the Freightos Warrants owned by M&G Investment Management Limited (where Mr. Vine is Co-Head of the Asia Pacific Equity Team), an affiliate of The Prudential Assurance Company Limited, all of which are currently exercisable.
(11)	Represents Freightos Ordinary Shares held by Qatar Airways Group Q.C.S.C. and Alshaffafia Trading W.L.L., a wholly owned subsidiary of Qatar Airways Group Q.C.S.C.
(12)	Consists of 2,375,000 Freightos Ordinary Shares and 5,950,549 Freightos Ordinary Shares underlying the Freightos Warrants owned by the Sponsor all of which are currently exercisable. Because Mr. Gardner is a managing member of the Sponsor, all securities held by the Sponsor are deemed, for purposes of this table, to be beneficially held by Mr. Gardner. Mr. Gardner disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest in such securities, if any.

Significant changes in holdings of major shareholders

There were no significant changes in the percentage ownership of any of our major shareholders during the year ended December 31, 2023 following our Business Combination relative to the percentage ownership for each such major shareholder disclosed in our annual report on Form 20-F for the year ended December 31, 2022 filed on March 30, 2023.

Voting rights of major shareholders

Our major shareholders do not have different voting rights than other shareholders with respect to the Freightos Ordinary Shares that they hold.

Holders of record

As of March 1, 2024, there were 84 holders of record of the Freightos Ordinary Shares, including 14 holders of record with addresses in the United States who held a total of 13,406,902 Freightos Ordinary Shares (out of which 8,833,945 Freightos Ordinary Shares are held of record by CEDE & Co), representing approximately 28% of our issued and outstanding Freightos Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Freightos Ordinary Shares). In particular, we are aware that several of our significant shareholders that hold shares as underlying beneficial holders (via CEDE & Co as the record holder) are not United States entities.

Control of the Company

Based on the significant holdings of Freightos Ordinary Shares by several unrelated entities, no individual shareholder or group may be deemed to control the Company. We are furthermore unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B. Related-Party Transactions

The following is a description of certain related party transactions in effect as of the date of this Annual Report with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than employment, compensation and indemnification arrangements which are described in “Item 6.B. Directors, Senior Management and Employees – Compensation.”

Lock-Up Agreements

Sponsor Holders

Simultaneously with the execution and delivery of the Business Combination Agreement, certain members of the Sponsor entered into lock-up agreements (the “Sponsor Lock-Up Agreements”). Pursuant to the Sponsor Lock-Up Agreements, each Sponsor Holder agreed not to sell, hypothecate, pledge, hedge, grant any option to purchase or otherwise dispose of, directly or indirectly, establish or increase certain derivative provisions with respect to Restricted Securities, or transfer economic ownership of Restricted Securities, or make a public announcement of the intention to effect any such transaction, for the duration of the Sponsor Lock-Up Period (i.e., until the 36 - month anniversary of the Closing) (the “Sponsor Lock-Up Restrictions”). However, (i) at each nine-month anniversary of the closing date, 25% of the Restricted Securities attributable to each Sponsor Holder will cease to be deemed Restricted Securities and (ii) if prior to the end of the Sponsor Lock-Up Period, a change of control of Freightos occurs, then all of the then Restricted Securities will cease to be deemed Restricted Securities. When Restricted Securities cease to be Restricted Securities, such released securities may be transferred without regard to the Sponsor Lock-Up Restrictions.

Freightos Shareholders

Simultaneously with the execution and delivery of the Business Combination Agreement, certain shareholders of Freightos entered into lock-up agreements (the “Freightos Lock-Up Agreements” and, collectively with the Sponsor Lock-Up Agreements, the “Lock-Up Agreements”). The Freightos Lock-Up Agreements are substantially similar to the Sponsor Lock-Up Agreements, except that (i) Restricted Securities includes only Freightos Ordinary Shares and Freightos Ordinary Shares underlying options to acquire Freightos Ordinary Shares and (ii) the Freightos Holders are prohibited from transferring Restricted Securities for the duration of the Freightos Lock-Up Period (i.e., until the 24-month anniversary of the Closing); provided, however, that (a) at each six month anniversary of the date on which closing occurs, 25% of Restricted Securities attributable to each Freightos Holder will cease to be deemed Restricted Securities and (b) if at any time after the closing but prior to the end of the Freightos Lock-Up Period, a change of control occurs, then all of the then Restricted Securities will cease to be deemed Restricted Securities. The Freightos Lock-Up Agreement with Asian Gateway Investments Pte. Ltd. permits Asian Gateway Investments Pte. Ltd. to make certain transfers that are not conducted on Nasdaq, subject to certain conditions.

In addition, Freightos has imposed a lock-up on its employees and former employees who may acquire or have acquired Freightos Ordinary Shares pursuant to the 2012 Incentive Plan. Such holders are also prohibited from transferring their Restricted Securities during the Freightos Lock-Up Period; provided, however, that (a) at each six-month anniversary of the date on which the Closing occurs, 25% of the Restricted Securities attributable to each such holder will cease to be deemed Restricted Securities. Freightos imposed a blackout period prohibiting the resale of Freightos Ordinary Shares issued pursuant to grants made under the 2022 LTIP, which expired on July 26, 2023.

Registration Rights Agreement

Pursuant to the PIPE Agreement, the Forward Purchase Agreement and the Backstop Agreement, Freightos agreed to file a registration statement registering up to 7,000,000 Freightos Ordinary Shares (which amount includes the 2,000,000 shares that may be purchased by the Forward Purchaser and Backstop Investor) held by the PIPE Investor, the Forward Purchaser and, if applicable, the Backstop Investor, within 30 days after the consummation of the Business Combination. Our registration statement on Form F-1, filed with the SEC on February 22, 2023 and declared effective by the SEC on May 1, 2023, and which was amended by Post-Effective Amendment No. 1 to Form F-1, which was declared effective by the SEC on September 22, 2023, fulfilled that requirement.

On October 12, 2021, concurrently with Gesher’s initial public offering, Gesher entered into the Registration Rights Agreement with Sponsor and EarlyBird Capital, Inc. (“EarlyBird”), which, pursuant to the Business Combination Agreement, was amended at Closing to, among other things, have Freightos assume the obligations of Gesher under the agreement. Additionally, the Business Combination Agreement provided for Freightos to enter into a Registration Rights Agreement with certain pre-business combination shareholders of Freightos. Pursuant to the registration rights agreements, Freightos agreed to file a registration rights agreement on behalf of the parties to the agreements, and granted the holders customary demand and piggyback rights. Additionally, pursuant to the registration rights agreements, the parties thereto may demand to sell their registrable securities in an underwritten takedown provided that Freightos shall only be obligated to effect an underwritten takedown if such underwritten offering shall include registrable securities proposed to be sold by the holders making the demand with a total offering price reasonably expected to exceed, in the aggregate, $40,000,000; provided further that Freightos shall not be obligated to effect more than two underwritten takedowns within any 12 month under each registration rights agreement. Freightos will bear all costs and expenses incurred in connection with the filing of any such registration statements, other than all incremental selling expenses relating to the sale of registrable securities, such as underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs and all reasonable fees and expenses of any legal counsel representing the Holders.

Agreements with Directors and Officers

Employment Agreements

We have entered into written employment agreements with each of our executive officers. The agreements provide the terms of each individual’s employment with Freightos. Each employment agreement contains provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. The enforceability of the non-competition covenants is subject to limitations. Either we or the executive officer may terminate the applicable executive officer’s employment by giving advance written notice to the other party. We may also terminate an executive officer’s employment agreement for cause (as defined in the applicable employment agreement).

Equity Awards

We have granted equity awards in the form of stock options and RSUs to our employees, including our executive officers, under our equity incentive plans. For more information about our equity incentive plans, please refer to the section of this Annual Report titled, “Item 6.B. Directors, Senior Management and Employees – Compensation.”

Indemnification and Insurance

We have entered into indemnification agreements with each of our directors and officers and purchased directors’ and officers’ liability insurance. The indemnification agreements and the Freightos A&R Articles contain provisions limiting the liability of directors and officers, require us to indemnify each of our directors and officers to the fullest extent permitted under applicable law, and permit us to purchase and maintain directors’ and officers’ liability insurance.

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

PIPE Agreement

Concurrently with the execution of the Business Combination Agreement, Gesher, Freightos and the PIPE Investor, an affiliate of Qatar Airways, entered into the PIPE Agreement pursuant to which the PIPE Investor committed to the PIPE Financing. Each of the PIPE Investor and Qatar Airways is a shareholder of Freightos. The PIPE Agreement provides certain resale registration rights to the PIPE Investor with respect to the Freightos Ordinary Shares held by the PIPE Investor and Qatar Airways and acquired in connection with the PIPE Financing and the Recapitalization. Our registration statement on Form F - 1, filed with the SEC on February 22, 2023 and declared effective by the SEC on May 1, 2023, and which was amended by Post - Effective Amendment No. 1 to Form F - 1, which was declared effective by the SEC on September 22, 2023, was filed pursuant to (among other shareholders’ registration rights) those registration rights.

DACC

We established a Digital Air Cargo Council (the “DACC”) with the intent of bringing together cargo airline groups committed to pioneering digital air cargo and driving industry digitalization efforts to improve airline cargo efficiency and air cargo customer experience for forwarders and end-customers. As of the date of this Annual Report, three airline groups, including Qatar Airways, have joined the DACC. We may invite up to two more airlines to join the DACC. We issued 94,988 Freightos Ordinary Shares to each airline group upon establishment of the DACC. We issued a total of 756,343 Freightos Ordinary Shares to the three airline groups, including 328,897 Freightos Ordinary Shares to Qatar Airways for attaining certain eBooking targets. The airline groups are eligible to receive 261,217 additional Freightos Ordinary Shares upon attaining certain eBooking targets in the future. Each of those airline groups negotiated and entered into a rates and eBookings transmission agreement with us, which established fees charged which, in some cases, are more favorable than terms generally available to a third-party under the same or similar circumstances.

Commercial Agreements

We entered into certain commercial agreements with subsidiaries of Singapore Exchange Limited (“SGX”) in connection with certain ocean cargo indexes. The Baltic Exchange, a subsidiary of SGX, serves as benchmark administrator for the indexes, and Freightos serves as the calculating agent of these indexes. In addition, the parties share the revenue from the sale of certain data used in calculating the indexes. Asian Gateway Investments Pte. Ltd. is a subsidiary of SGX and a shareholder of Freightos. William Chin, who served as a member of our Board of Directors in 2023, is an employee of SGX.

We entered into certain commercial agreements with subsidiaries of FedEx Corporation for SaaS licenses, customs brokerage services and data services. Those agreements were negotiated between the parties and, in some cases, contain terms more favorable than those generally available to a third-party under the same or similar circumstances. One of FedEx Corporation’s subsidiaries, which is not a party to the aforementioned commercial agreements, is a shareholder of Freightos and prior to September 1, 2023, Dr. Lange, a member of our Board of Directors, was an employee of FedEx.

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

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Freightos Ordinary Shares and Freightos Warrants are listed on Nasdaq under the symbols “CRGO” and “CRGOW”, respectively. Holders of Freightos Ordinary Shares and Freightos Warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.A. Offer and Listing Details” for more information.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association of the Company (the “Freightos A&R Articles”), which became effective as of January 25, 2023, serve as Exhibit 1.1 to this Annual Report. Please refer to Exhibit 1.1 to this Annual Report for more information. The description of the Freightos A&R Articles of the Company is included in Exhibit 2.1 to this Annual Report under the heading “Description of Freightos Share Capital,” which information is incorporated herein by reference.

C. Material Contracts

Material Contracts Relating to Freightos’ Operations

Information pertaining to material contracts related to Freightos’ operations is set forth in “Item 7.B. – Major Shareholders and Related Party Transactions – Related Party Transactions,” incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

On May 31, 2022, the Company entered into the Business Combination Agreement with Gesher, Merger Sub I, and Merger Sub II. Pursuant to the Business Combination Agreement, on January 25, 2023, (i) Gesher was merged with and into the Company, with the Company surviving the merger, and the Gesher shareholders (other than those Gesher shareholders who elected to redeem their Gesher Ordinary Shares) became shareholders of the Company, and (ii) the Company acquired all of the issued and outstanding share capital of Gesher from the Gesher shareholders in exchange for ordinary shares of the Company, such that Gesher is a direct wholly owned subsidiary of the Company. Please see “Item 4.A History and Development of the Company” in this Annual Report for a description of the Business Combination Agreement and related agreements.

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

Exercise or Lapse of a Freightos Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of a Freightos Ordinary Share on the exercise of a Freightos Warrant for cash. A U.S. Holder’s initial tax basis in its Freightos Ordinary Shares received upon exercise of the Freightos Warrant generally should equal the sum of (X) the amount paid for the Freightos Warrant and (Y) the exercise price. The U.S. Holder’s holding period for an Freightos Ordinary Share received upon exercise of the Freightos Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Freightos Warrant and will not include the period during which the U.S. Holder held the Freightos Warrant. If a Freightos Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Freightos Warrant.

A U.S. Holder that acquired its Freightos Warrants in exchange for Gesher Warrants which were then exercised in exchange for Freightos Ordinary Shares should generally have an initial tax basis in such Freightos Ordinary Shares equal to the sum of (X) its tax basis in the Gesher Warrant exchange for the Freightos Warrant and (Y) the exercise price.

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

Whether Freightos or any of its respective subsidiaries are treated as a PFIC is determined on an annual basis. The determination of whether Freightos or any of its respective subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of Freightos’ income and assets, and the market value of it and its subsidiaries’ shares and assets. Changes in the composition of Freightos’ or any of its subsidiaries’ income or composition of Freightos’ or any of its subsidiaries’ assets may cause it to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if Freightos were considered a PFIC at any time that a U.S. Holder owns Freightos Ordinary Shares or Freightos Warrants, Freightos would continue to be treated as a PFIC with respect to such U.S. Holder unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Freightos Ordinary Shares or Freightos Warrants at their fair market value on the last day of the last taxable year in which Freightos is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Freightos Ordinary Shares or Freightos Warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Freightos subsequently becomes a PFIC.

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

In the event Freightos is a PFIC, a U.S. Holder that makes a QEF election with respect to its Freightos Ordinary Shares would generally be required to include in income for each year that Freightos is treated as a PFIC the U.S. Holder’s pro rata share of Freightos’ ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Freightos Ordinary Shares. Any net deficits or net capital losses of Freightos for a taxable year would not be passed through and included on the tax return of the U.S. Holder. However, a U.S. Holder’s basis in its Freightos Ordinary Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on its Freightos Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in its Freightos Ordinary Shares by a corresponding amount.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”) provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits based upon, among other things, the geographic location in Israel of the facility in which the investment is made. To qualify for these incentives, we have to comply with the requirements of the Investment Law.

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

Preferred Technological Enterprises enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale received prior approval from the IIA.

“Special Preferred Technological Enterprises” enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, Special Preferred Technological Enterprises enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million should be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investment Law.

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

Individual holders dealing in securities in Israel for whom the income from the sale of shares or warrants is considered “business income” as referred to in section 2(1) of the Ordinance will be taxed at the marginal tax rates applicable to business income (up to 47% in 2023). Certain Israeli institutions that are exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares or warrants.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The SEC maintains a website at www.sec.report that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system. You may also access information about Freightos through our corporate website https://www.freightos.com. The information contained in each such website is not incorporated by reference into this Annual Report.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Currency Risk

The U.S. dollar is our functional currency. Our revenue was denominated primarily in U.S. dollars, Euros and Canadian Dollars for the years ended December 31, 2023 and 2022, respectively, and certain components of our cost of revenue and operating expenses, primarily payroll and rent, were denominated in NIS and Euros. We incur expenses in other currencies, such as the Canadian Dollar, Indian Rupee and Chinese Yuan, although to a much lesser extent.

A decrease of three percent in the U.S. dollar/NIS exchange rate would have increased our cost of revenue plus operating expenses by approximately zero percent and one percent during each of the years ended December 31, 2023 and 2022, respectively. A decrease of three percent in the U.S. dollar/Euro exchange rate would have increased our revenue by approximately one percent and increased our cost of revenue plus operating expenses by approximately zero percent and one percent , respectively, during the years ended December 31, 2023 and 2022. During the years ended December 31, 2023 and 2022, we entered into forward contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and rent, against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months.

We had outstanding forward contracts that were not qualified as hedging instruments in a cash flow hedge, in aggregate notional amounts of $2.5 million and $3.3 million as of December 31, 2023 and December 31, 2022, respectively. The fair value of the outstanding forward contracts as of December 31, 2023 and December 31, 2022 was positive $0.1 million and negative $0.1 million, respectively. For further details, see Note 5 to our audited consolidated financial statements contained in this Annual Report.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

B. Warrants

Upon the completion of the Business Combination, there were 5,750,000 public warrants (the “Public Warrants”) outstanding. The Public Warrants, which entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share, became exercisable on February 24, 2023. The Public Warrants will expire on January 25, 2028 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 5,000,000 private warrants (the “Private Warrants”) held by the Sponsor, EarlyBird, and its designees (before the distribution from the Sponsor to its members in connection with the Closing). The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by the Company, (ii) may be exercised by the holders on a cashless basis, and (iii) are entitled to registration rights.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

B.Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report.

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

Policies and Procedures

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

Fees Paid to Independent Auditors

Fees billed by Kost Forer Gabbay & Kasierer, a member of EY Global, and other members of EY Global, for professional services rendered to us for each of the last two fiscal years were as follows:

	Year ended
	December 31,
	2023	2022

	(in thousands)
Audit Fees (1)	$540	$1,065
Audit-Related Fees	$—	$—
Tax Fees (2)	$150	$242
All Other Fees (3)	$—	$10
Total	$690	$1,317
(1)	Audit fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide, such as services provided in connection with the Business Combination.

(2)	Tax fees are for professional services rendered by our independent auditors for tax compliance, and tax advice on actual or contemplated transactions.
(3)	All other fees are fees for all other services provided to us by our independent auditors with respect to the subject years, other than those described above.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Nasdaq Rule 5605(c)(2)(A) requires, among other things, that a listed company have a minimum of three members on its audit committee. However, as a company incorporated in the Cayman Islands, we are not required to, and, in reliance on home country practice, we do not have a minimum of three members on our audit committee. We follow Cayman Islands practice, which does not impose a minimum number of audit committee members. Our audit committee currently consists of two members (both of whom are independent directors).

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

We follow home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:

●	Executive Sessions. We are not required to, and, in reliance on home country practice, we do not comply with certain Nasdaq rules requiring our independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. We follow Cayman Islands practice, which does not require independent directors to meet regularly in executive sessions separate from the full Freightos Board.
●	Proxy Statements. We are not required to, and, in reliance on home country practice, we may not, comply with certain Nasdaq rules regarding the solicitation proxies and the provision of proxy statements for all meetings of shareholders. We will follow Cayman Islands practice, which does not impose a regulatory regime for the solicitation of proxies and the provision of proxy statements.
●	Shareholder Approval. We are not required to, and, in reliance on home country practice, we do not intend to, comply with Nasdaq Rule 5635 regarding shareholder approval for certain issuances of securities in connection with the acquisition of shares or assets of another company under certain circumstances, a change of control, the establishment of or amendments to equity- based compensation plans and private placements. In accordance with the provisions of the Freightos A&R Articles, our Board of Directors is authorized to issue securities, including ordinary shares, warrants and convertible notes on such terms as it considers appropriate.

●	Audit Committee Composition. We are not required to, and, in reliance on home country practice, we do not have a minimum of three members on our audit committee. We follow Cayman Islands practice, which does not impose a minimum number of audit committee members. Our audit committee currently consists of Ezra Gardner and Inna Kuznetsova.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Disclosure under this item is not required in this annual report.

ITEM 16K. CYBERSECURITY

Risk management and strategy

We have an information security program designed to identify, protect, detect, respond to and manage reasonably foreseeable cybersecurity risks and threats. To protect our information systems from cybersecurity threats, we use various security tools that help prevent, identify, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner. These include, but are not limited to, internal reporting, monitoring and detection tools, and a bug bounty program to allow security researchers to assist us in identifying vulnerabilities in our products before they are exploited by malicious threat actors. We rely on the third parties we use to implement security programs commensurate with their risk; we cannot, however, ensure in all circumstances that their efforts will be successful.

We regularly assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities. We believe we follow industry best practices by collaborating closely with our cloud providers, who continuously assess our infrastructure security and assist in mitigating any risks according to market standards. We conduct regular reviews and tests of our information security program. We also engage an external auditor to conduct an annual audit to ensure that our information security management system aligns with the most recent information security best practices, as defined by ISO/IEC 27001:2013 guidelines.

Our systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of personal information (of third parties, employees, and our customers) and other data, confidential information or intellectual property, and we have experienced an unauthorized release of certain digital content assets. However, to date these incidents have not had a material impact on our service, systems or business. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operations. Further, a penetration of our systems or a third-party’s systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations. See “Risk Factors– Risks Related to Our Intellectual Property, Information Technology, Data Privacy and Security– Our internal computer and information technology systems, or those of our vendors, users or contractors, have been and may in the future be subject to cyberattacks or security incidents.”

Governance

Our Director of IT, Security and SRE leads our global information security efforts and is responsible for overseeing our information security program. The steering committee for our global information security program includes our Director of IT, Security & SRE, our Chief Technology Officer who oversees our research and development function and a Senior IT Engineer focused on IT security, each of whom possesses experience in regards to infrastructure, physical security and best practices. In addition, the committee includes other senior management members, including our CPO, CFO, VP HR, General Counsel and CEO, who oversees our cybersecurity plans and procedures. We are in the process of engaging a CISO-as-a-service to further enhance our capabilities.

Our Board of Directors has overall responsibility for overseeing the governance of our company, and, accordingly, our information security program. The Board has delegated various oversight functions to Board committees comprised of independent directors. Our Audit Committee is responsible for discussing the guidelines and policies governing the process by which senior management of the Company and the relevant departments of the Company assess and manage the Company’s exposure to risk, as well as the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including cybersecurity risks. From time to time, as necessary and appropriate, management will report information to the Audit Committee or the full Board discussing cybersecurity risks and the steps taken to mitigate such risks.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Document
1.1

Amended and Restated Memorandum and Articles of Association of Freightos (incorporated by reference to Exhibit 3.1 to Freightos’ registration statement on Form F-1 filed with the SEC on February 22, 2023).

2.1*	Description of the Registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
2.2

Warrant Agreement, dated as of October 12, 2021, between Continental Stock Transfer & Trust Company and Gesher (incorporated by reference to Exhibit 4.1 to Gesher’s current report on Form 8-K filed with the SEC on October 14, 2021).

2.3

Amendment to Warrant Agreement, dated as of January 25, 2023, by and among Gesher, Freightos and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to Gesher’s current report on Form 8-K filed with the SEC on January 25, 2023).

2.4	Specimen Ordinary Share Certificate of Freightos Limited (incorporated by reference to Exhibit 4.6 to Freightos’ registration statement on Form F-4 filed with the SEC on December 9, 2022, as amended).
2.5	Specimen Warrant Certificate of Freightos Limited (incorporated by reference to Exhibit 4.7 to Freightos’ registration statement on Form F-4 filed with the SEC on December 9, 2022, as amended).
2.6

Registration Rights Agreement, dated as of October 12, 2021, by and among Gesher, the Sponsor and EarlyBird (incorporated by reference to Exhibit 4.8 to Freightos’ registration statement on Form F-4 filed with the SEC on December 9, 2022, as amended).

2.7

Form of First Amendment to Registration Rights Agreement, dated as of January 25, 2023, by and among Gesher, Freightos, the Sponsor and EarlyBird (incorporated by reference to Exhibit 10.6 to Freightos’ registration statement on Form F-4 filed with the SEC on December 9, 2022, as amended).

2.8

Registration Rights Agreement, dated as of January 25, 2023, by and among Freightos and the shareholders of Freightos party thereto (incorporated by reference to Exhibit 4.7 to Freightos’ registration statement on Form F-1 filed with the SEC on February 22, 2023).

4.1	Tradeos Ltd. 2012 Global Incentive Option Scheme (incorporated by reference to Exhibit 10.1 to Freightos’ registration statement on Form F-1 filed with the SEC on February 22, 2023).
4.2

Freightos Limited 2022 Long-Term Incentive Plan, including sub-plan for Israeli participants (incorporated by reference to Exhibit 10.2 to Freightos’ registration statement on Form F-1 filed with the SEC on February 22, 2023).

4.3

Form of Freightos Limited Incentive Stock Option Notice under the Freightos Limited 2022 Long-Term Incentive Plan. (incorporated by reference to Exhibit 4.4 to Freightos’ annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023)

4.4

Form of Freightos Limited Nonstatutory Stock Option Notice under the Freightos Limited 2022 Long-Term Incentive Plan. (incorporated by reference to Exhibit 4.5 to Freightos’ annaul report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023)

4.5†

Form of Notice of Award Grant under the Freightos Limited 2022 Long-Term Incentive Plan for Israeli Participants (incorporated by reference to Exhibit 4.6 to Freightos’ annaul report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023).

4.6*	Form of Notice Of Restricted Share Unit Grant under the Freightos Limited 2022 Long-Term Incentive Plan.
4.7*†	Form of Notice Of Restricted Share Unit Grant under the Freightos Limited 2022 Long-Term Incentive Plan for Israeli Participants.
4.8*	Form of Notice of Performance Share Award Grant under the Freightos Limited 2022 Long-Term Incentive Plan.
4.9*†	Form of Notice of Performance Share Award Grant under the Freightos Limited 2022 Long-Term Incentive Plan for Israeli Participants.
4.10

Form of Sponsor Holder Lock-Up Agreement, dated as of May 31, 2022, by and between Gesher, Freightos, the Sponsor and the shareholders of Gesher party thereto (incorporated by reference to Exhibit 10.7 to Gesher’s current report on Form 8-K filed with the SEC on June 6, 2022).

4.11

Form of Freightos Shareholder Lock-Up Agreement, dated as of May 31, 2022, by and between Gesher, Freightos and the shareholders of Freightos party thereto (incorporated by reference to Exhibit 10.8 to Gesher’s Form 8-K filed with the SEC on June 6, 2022).

4.12

Form of Indemnification Agreement between Freightos and each of the directors and executive officers of Freightos (incorporated by reference to Exhibit 10.8 to Freightos’ registration statement on Form F-4 filed with the SEC on December 9, 2022, as amended).

4.13

Assignment and Assumption of Indemnification Obligations, dated as of January 25, 2023, by and between Gesher and Freightos (incorporated by reference to Exhibit 10.6 to Freightos’ registration statement on Form F-1 filed with the SEC on February 22, 2023).

4.14†

Amended and Restated Strategic Agreement, dated as of May 31, 2022, by and between Freightos and Qatar Airways Group Q.C.S.C. (incorporated by reference to Exhibit 10.19 to Freightos’ registration statement on Form F-4 filed with the SEC on December 9, 2022, as amended).

8.1*	List of subsidiaries of Freightos Limited .
12.1**	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2**	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost Forer Gabbay & Kasierer, independent registered accounting firm for Freightos.
97.1*	Freightos Limited Policy For Recovery Of Incentive Compensation
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and included as Exhibit 101).
*	Filed herewith.
**	Furnished herewith.
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
(Principal Executive Officer)

Date: March 21, 2024

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg Haifa 3309502, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial position of Freightos Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

March 21, 2024	/s/ KOST FORER GABBAY & KASIERER
Haifa, Israel	A Member of EY Global

We have served as the Company’s auditors since 2012.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,165	$6,492
User funds	3,553	3,328
Trade receivables, net (Note 6)	1,880	1,936
Short-term bank deposit	20,000	—
Short-term investments	11,520	—
Other receivables and prepaid expenses (Note 7)	2,598	1,215
	59,716	12,971
NON-CURRENT ASSETS:
Property and equipment, net (Note 8)	583	767
Right-of-use assets, net (Note 9)	1,577	1,384
Intangible assets, net (Note 10)	7,607	9,465
Goodwill (Note 10)	15,628	15,628
Deferred taxes (Note 23)	969	573
Other long-term assets (Note 11)	1,605	1,018
	27,969	28,835
Total assets	$87,685	$41,806
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank loan and credit (Note 13)	$—	$2,505
Current maturity of lease liabilities (Note 9)	587	613
Trade payables	3,113	3,234
User accounts	3,553	3,328
Accrued expenses and other payables (Note 12)	4,931	7,400
	12,184	17,080
LONG TERM LIABILITIES:
Lease liabilities (Note 9)	712	395
Employee benefit liabilities, net (Note 15)	1,256	1,294
Warrants liability (Note 16)	1,485	—
Other long-term liabilities (Note 14)	6	1,377
	3,459	3,066
EQUITY: (Note 17)
Share capital	*)	*)
Share premium	256,194	140,229
Reserve from remeasurement of defined benefit plans	27	137
Accumulated deficit	(184,179)	(118,706)
Total equity	72,042	21,660
Total liabilities and equity	$87,685	$41,806
*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2023	2022	2021
Revenue	$20,281	$19,085	$11,117
Cost of revenue (Note 21)	8,479	7,859	4,596
Gross profit	11,802	11,226	6,521
Operating expenses:
Research and development (Note 21)	11,507	10,217	7,822
Selling and marketing (Note 21)	14,384	12,749	8,774
General and administrative (Note 21)	12,407	9,645	6,273
Reorganization (Note 22)	884	—	—
Share listing expense (Note 1d)	46,717	—	—
Transaction-related costs (Note 1d)	3,703	2,887	—
Total operating expenses	89,602	35,498	22,869
Operating loss	(77,800)	(24,272)	(16,348)
Change in fair value of warrants	9,440	—	—
Finance income	3,189	194	150
Finance expenses	(387)	(454)	(156)
Finance income (expenses), net	2,802	(260)	(6)
Loss before income taxes	(65,558)	(24,532)	(16,354)
Income taxes (tax benefit), net (Note 23)	(85)	169	4
Loss	$(65,473)	$(24,701)	$(16,358)
Other comprehensive loss (net of tax effect):
Remeasurement profit (loss) from defined benefit plans	(110)	269	(81)
Total components that will not be reclassified subsequently to profit or loss	(110)	269	(81)
Total comprehensive loss	$(65,583)	$(24,432)	$(16,439)
Basic and diluted loss per Ordinary share (Note 24)	$(1.47)	$(4.25)	$(3.94)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	44,907,105	7,930,928	6,242,946

The accompanying notes are an integral part of the consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

				Reserve from
				re-measurement
	Share		Share	of defined	Accumulated
	capital		premium	benefit plan	deficit	Total
Balance as of January 1, 2021	$	*)	$96,172	$(51)	$(77,647)	$18,474
Loss		—	—	—	(16,358)	(16,358)
Total other comprehensive loss		—	—	(81)	—	(81)
Total comprehensive loss		—	—	(81)	(16,358)	(16,439)
Issuance of Ordinary shares		*)	4,417	—	—	4,417
Issuance of Preferred C shares, net		*)	27,499	—	—	27,499
Exercise of options		*)	33	—	—	33
Share-based compensation		—	935	—	—	935
Balance as of December 31, 2021		*)	129,056	(132)	(94,005)	34,919
Loss		—	—	—	(24,701)	(24,701)
Total other comprehensive income		—	—	269	—	269
Total comprehensive income (loss)		—	—	269	(24,701)	(24,432)
Issuance of Ordinary shares		*)	9,194	—	—	9,194
Exercise of options		*)	73	—	—	73
Share-based compensation		—	1,906	—	—	1,906
Balance as of December 31, 2022		*)	140,229	137	(118,706)	21,660
Loss		—	—	—	(65,473)	(65,473)
Total other comprehensive loss		—	—	(110)	—	(110)
Total comprehensive loss		—	—	(110)	(65,473)	(65,583)
Issuance of Ordinary shares		*)	491	—	—	491
Issuance of Ordinary shares, net in connection with the closing of the BCA (see Note 1d)		*)	63,145	—	—	63,145
Exercise of options		*)	186	—	—	186
Share-based compensation		—	5,426	—	—	5,426
Share listing expense		—	46,717	—	—	46,717
Balance as of December 31, 2023	$	*)	$256,194	$27	$(184,179)	$72,042

*)Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Loss	$(65,473)	$(24,701)	$(16,358)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	2,791	2,413	1,098
Share listing expense	46,717	—	—
Change in fair value of warrants	(9,440)	—	—
Changes in the fair value of contingent consideration	(1,718)	(1,037)	—
Share-based compensation	5,426	1,906	935
Operating expense settled by issuance of shares (see Note 17c.2)	320	2,621	1,952
Finance expenses (income), net	(2,667)	362	6
Taxes on income (tax benefit)	(85)	169	4
	41,344	6,434	3,995
Changes in asset and liability items:
Decrease (increase) in user funds	(209)	5,841	(9,201)
Increase (decrease) in user accounts	209	(5,841)	2,790
Decrease (increase) in other receivables and prepaid expenses	91	(142)	(530)
Decrease (increase) in trade receivables	143	58	(613)
Increase (decrease) in trade payables	(176)	1,783	403
Increase (decrease) in accrued severance pay, net	(140)	187	296
Increase in other long-term assets	-	(5)	(264)
Increase (decrease) in accrued expenses and other payables	(3,711)	1,807	2,223
	(3,793)	3,688	(4,896)
Cash paid during the year for:
Interest received (paid), net	1,256	(162)	(3)
Taxes paid, net	(430)	(167)	(62)
	826	(329)	(65)
Net cash used in operating activities	(27,096)	(14,908)	(17,324)
Cash flows from investing activities:
Purchase of property and equipment	(80)	(251)	(181)
Proceeds from sale of property and equipment	8	5	2
Acquisition of a subsidiary, net of cash acquired (a)	—	(4,183)	(4,367)
Payment of payables for an acquisition of a subsidiary	(211)	(156)	—
Proceeds from receivables for an acquisition of a subsidiary	—	163	—
Withdrawal of a deposit	16	—	—
Investment in short term investments, net	(11,520)	—	—
Investment in short-term bank deposits	(20,000)	(200)	—
Investment in long-term assets	(374)	(353)	—
Net cash used in investing activities	$(32,161)	$(4,975)	$(4,546)

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	$76,044	$—	$—
Proceeds from issuance of Preferred C shares, net	—	—	26,131
Repayment of lease liabilities	(549)	(688)	(574)
Receipt of short-term bank loan and credit	—	2,505	—
Repayment of short-term bank loan and credit	(2,504)	—	—
Repayment of a long-term bank loan	—	—	(364)
Exercise of options	186	73	33
Net cash provided by financing activities	73,177	1,890	25,226
Exchange differences on balances of cash and cash equivalents	(247)	(594)	(167)
Increase (decrease) in cash and cash equivalents	13,673	(18,587)	3,189
Cash and cash equivalents at the beginning of the period	6,492	25,079	21,890
Cash and cash equivalents at the end of the period	$20,165	$6,492	$25,079
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	$—	$(992)	$23
Other receivables	—	163	—
Property and equipment	—	12	4
Intangible assets	—	5,734	2,613
Goodwill	—	7,607	5,723
Other payables	—	—	(156)
Shares issued	—	(6,573)	(2,465)
Contingent consideration	—	(1,768)	(1,375)
Acquisition of a subsidiary, net of cash acquired	$—	$4,183	$4,367
(b) Significant non-cash transactions:
Purchase of intangible assets paid with Preferred C shares (see Note 10c)	$—	$—	$1,368
Right-of-use asset recognized with corresponding lease liability (see Note 9)	$852	$74	$354
Issuance of shares for previous acquisition of a subsidiary	$171	$—	$—

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

Freightos-HK has filed for, and obtained, a ruling from the Israel Tax Authority (the “ITA”) to confirm there is no current tax event for its Israeli shareholders arising out of these restructuring transactions. The ruling provides the Company, Freightos-HK and their subsidiaries certain tax benefits regarding the exchange of shares and distribution of the shares of Group’s subsidiaries, and includes a condition pursuant to which the Company registered for tax purposes in Israel.

The restructuring transaction was accounted for as a transaction between entities under common control under the pooling of interests method. Accordingly, the transaction was retrospectively applied to the financial statements of periods prior to the date of the Group Restructuring, such that the financial information of Freightos-HK is presented in these financial statements, except share capital that was retrospectively adjusted based on the equivalent number and class of shares of the Company. Since the number and class of the Company’s shares were similar to the number and class of Freightos-HK’s shares as of the Group Restructuring, per share data in these financial statements did not retrospectively change due to the Group Restructuring. The share capital of Freightos-HK does not have par value, and was retrospectively adjusted to reflect the Company’s share capital which has par value of $0.00001 per share.

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

c.	The Group has the following subsidiaries as of December 31, 2023:

Freightos-HK, a wholly-owned subsidiary of the Company following the Group Restructuring (see Note 1a), was incorporated in Hong-Kong on January 10, 2012. Through September 30, 2022 Freightos-HK served as the holding company of the rest of the group entities and on that date distributed the shares of several of its subsidiaries to the Company. Freightos-HK is principally engaged in the provision of business interface and fronting services to its Israeli affiliate.

Freightos Ltd, a wholly-owned subsidiary of Freightos-HK through September 30, 2022, and a wholly-owned subsidiary of the Company since then, was incorporated in Israel on August 8, 2012 and started its operation on that date (the “Israeli subsidiary”). Currently, the Israeli subsidiary owns the technology and intellectual property of the Group.

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

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL (Cont.)

Freightos Inc., a wholly-owned subsidiary of the Freightos-HK through September 30, 2022, and a wholly-owned subsidiary of the Company since then, was incorporated in Delaware in the United States on May 28, 2015 (the “US subsidiary”). The US subsidiary is engaged in rendering billing services and holds the membership interests of 9T Technologies, LLC and the shares of Clearit Customs Services, Inc. (see below).

Web Cargo, S.L.U., a wholly-owned Spanish subsidiary of Freightos-HK through September 30, 2022, and a wholly-owned subsidiary of the Company since then, was acquired in August 2016 (“WebCargo”) (see also Note 10b). WebCargo is a software company that seeks to provide a competitive edge to air freight forwarders by optimizing rate management tasks. Currently, WebCargo operates as a low-risk distributor for certain of the Group’s products and services, as well as a contracted research and development service provider for the Israeli subsidiary.

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

9T Technologies LLC. (“7LFreight”), a wholly-owned subsidiary of the US subsidiary, incorporated in the US, was acquired through a business combination closed on December 30, 2021. 7LFreight is a software company that seeks to provide a competitive edge to air freight forwarders by optimizing rate management tasks.

Clearit Customs Brokers Inc. (formerly: 13096351 Canada Inc.) (“Clearit-CA”), a wholly-owned subsidiary of Freightos-HK through September 30, 2022, and a wholly-owned subsidiary of the Company since then, was established in June 2021 in Canada to acquire certain assets as part of a business combination completed on February 16, 2022. Clearit-CA is engaged in the business of providing online customs clearance and brokerage services in Canada.

Clearit Customs Services Inc. (“Clearit-US”), a wholly-owned subsidiary of the US subsidiary, incorporated in the US, was acquired through a business combination closed on February 16, 2022. Clearit-US is engaged in the business of providing online customs clearance and brokerage services in the US.

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

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL (Cont.)

On the Closing Date, in connection with the closing of the Transactions, Freightos also consummated private placements contemplated by a forward purchase agreement and a backstop agreement, each assigned from Gesher to the Company. Pursuant to these agreements a Forward Purchaser, as defined in the forward purchase agreement, purchased 4,000,000 Freightos Units for a purchase price of $40,000 and additionally fulfilled a $10,000 backstop commitment in exchange for 1,000,000 Freightos Ordinary shares and 500,000 Freightos newly issued warrants. In addition, a Backstop Investor, as defined in the backstop agreement, fulfilled the $10,000 backstop commitment in exchange for 1,000,000 Freightos Ordinary share and 100,000 newly issued Freightos Warrants. In addition, pursuant to a PIPE Agreement, an investor purchased 1,000,000 Freightos Ordinary shares for a purchase price of $10,000.

On the Closing Date, in connection with the closing of the Transactions the Company and its shareholders recapitalized the Company’s equity securities whereby each of the Company’s Preferred shares was converted into one Ordinary share. In addition, and immediately following that conversion each Ordinary share was converted into 3.51806 Ordinary shares (the “Share Split”). At the same time, and as part of the Share Split each outstanding option to purchase an Ordinary share was converted into an option to purchase 3.51806 Ordinary shares and the exercise price of such option was reduced by dividing the exercise price by 3.51806. As a result of the Share Split, the Ordinary shares, Preferred shares, options for Ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the Share Split had been in effect as of the date of these consolidated financial statements.

The Transactions were accounted for as a reverse recapitalization, in accordance with the relevant International Financial Reporting Standards (“IFRS”) and the Group was deemed to be the accounting acquirer. Gesher did not meet the definition of a business in accordance with IFRS 3 - “Business Combinations”, and the Transactions were instead accounted for within the scope of IFRS 2 - “Share based payment” (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. In accordance with IFRS 2 the Company recorded a one-time share-based Share listing expense of $46,717 at the closing of the BCA that was calculated based on the excess of the fair value of the Company issued to public investors over the fair value of the identifiable net assets of Gesher that were acquired:

	Amount	Number of Shares

Shares issued to Gesher shareholders		4,287,156
Opening price of the Company’s share on Nasdaq as of January 25, 2023 ($)	10.23
(A) Fair value of the Company’s shares issued to Gesher shareholders	43,858
Warrants issued to Gesher shareholders		12,250,000
Opening price of the Company’s warrants on Nasdaq as of January 25, 2023 ($)	0.74
(B) Fair value of the Company’s warrants issued to Gesher shareholders	9,012
Gesher’s cash in trust	8,127
Gesher’s liabilities	(1,974)
(C) Net assets of Gesher	6,153
IFRS 2 Listing expenses (A+B-C)	46,717

e.	These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of December 31, 2023, the Company had an accumulated deficit of $184,179. During the year ended December 31, 2023, the Company incurred a loss of $65,473 and negative cash flow from operating activities of $27,096. The Company’s management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: — MATERIAL ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the consolidated financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment. The balance of cash equivalents also includes certain cash amounts held in accounts with third party payment service providers which are already earned and available for disbursement by the Company.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

e.	User funds and User accounts:

In 2021 Freightos entered into arrangements with third party payment service providers to hold funds on behalf of buyers and sellers (“users”) on its Freightos.com and WebCargo eBooking platforms (See Note 2j).

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

Contingent consideration is recognized at fair value on the acquisition date. If the contingent consideration is classified as a financial asset or liability in accordance with IFRS 9, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

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

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

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

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

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

Fees are mainly remitted from a third-party payment provider who collects up-front from users and facilitates the payments from buyers to sellers, or are collected directly from carriers. Any prepaid amounts from buyers are recorded simultaneously as an asset under “user funds” and as a corresponding liability to users under “user accounts”. Revenue recognition is deferred until the order is completed.

In some cases, the Company offers credit terms to certain buyers on the Platform.

The Company’s revenue generated by the Platform is primarily related to facilitating and enabling sellers and buyers to contract for international freight. The Company only has one distinct performance obligation in connection with its transactional platforms. The Company earns the transaction fees and service fees, and recognizes revenue, once the user obtains control of the service, which occurs at a point in time upon completion of each order.

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

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

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

The Israeli subsidiary has defined contribution plans for almost all of the employees of the Israeli subsidiary that elected to be included under Section 14 of the Severance Compensation Act, 1963 (“Section 14”). According to Section 14 the Israeli subsidiary makes monthly deposits to pension funds or insurance policies in the name of each employee. Once deposits are made, the Israeli subsidiary is released from future severance obligation with respect to these employees, and hence no accrual is recorded, and the aforementioned deposits are not recorded as an asset on the Company’s statements of financial position.

The Group also operates a defined benefit plan for one employee of the Israeli subsidiary that did not elect to be included under Section 14, and for employees of other subsidiaries that are entitled according to their respective domicile’s laws to severance pay upon dismissal or retirement. The Company measured this liability for termination of employment using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies (the “plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company’s own creditors and cannot be returned directly to the Company. The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets. Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

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

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

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

Uncertain tax positions arise from tax treatments applied by the Company which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Company, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. The Company recognizes its uncertain tax positions in the consolidated financial statements in accordance with IAS 12, “Income Taxes”. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as a current tax payable.

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

3.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset have expired; or
-	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

-	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.
4.	Financial liabilities:
a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for:

-	Financial liabilities measured at fair value through profit or loss;
-	Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;
-	Contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.
b)	Financial liabilities measured at fair value through profit or loss:

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

6.	Warrants:

According to IAS 32, “Financial Instruments: Presentation”, derivatives which will be settled only by the issuer exchanging fixed amounts of cash to fixed numbers of the Company’s Ordinary shares will be classified as equity. Otherwise, the instrument should be classified as a financial liability. Therefore, the Group has classified all warrants as a financial liability. The warrant instrument is initially recognized at fair value, and subsequently measured at fair value. Changes in fair value are recognized in profit or loss.

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

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

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

p.Loss per share:

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

q.Share-based payment transactions:

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”).

No expense is recognized for awards that do not ultimately vest.

With respect to acquisition of assets settled by issuing and transferring of equity instruments the cost of the transactions is measured at the fair value of the equity instruments transferred and is recognized as the cost basis of the acquired assets.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

r.	Amendments to IAS 1, “Presentation of Financial Statements” and IFRS Practice Statement 2, “Making Materiality Judgements - Disclosure of Accounting Policies”:

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments require entities to disclose their material rather than their significant accounting policies. These financial statements are prepared in accordance with the amendments to IAS 1 as they are effective for annual periods beginning on January 1, 2023.

Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

NOTE 3: — DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (the “Original Amendment”). In October 2022, the IASB issued a subsequent amendment (the “Subsequent Amendment”).

According to the Subsequent Amendment:

●	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.
●	In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

The above Amendments are not expected to have a material impact on the Company’s consolidated financial statements, other than for the Warrants liability which the Company expects to classify as a current liability beginning on January 1, 2024 with a retrospective effect.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: — DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION  (Cont.)

b.Amendment to IFRS 16, “Leases”:

In September 2022, the IASB issued an amendment to IFRS 16, “Leases” (the “Amendment”), which provides guidance on how a seller-lessee should measure the lease liability arising in a sale and leaseback transaction with variable lease payments that do not depend on an index or rate. The seller-lessee has to choose between two accounting policies for measuring the lease liability on the inception date of the lease. The accounting policy chosen must be applied consistently.

The Amendment is applicable for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The Amendment is to be applied retrospectively.

The Company believes that the Amendment is not expected to have a material impact on its consolidated financial statements.

c.Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (the “Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

d.Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (the “Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments.

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: — SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Company has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.Judgments:
-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

-	Discount rate for a lease liability:

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

-	Impairment of goodwill:

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

-	Deferred tax assets:

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

-	Pension and other post-employment benefits:

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, the discount rate, rate of salary increase and employee turnover rate. The carrying amount of the liability may be significantly affected by changes in these estimates.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: — SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Lease extension and/or termination options:

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

-	Uncertain tax positions:

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

-	Intangible assets acquired in a business combination - estimating the fair value:

The fair value of intangible assets purchased is determined upon initial recognition by an acceptable valuation model and a purchase price allocation model. The fair value of share-based, and future contingent, consideration, as well as the allocation of the purchase price to the different assets acquired, are estimated based on models that include various inputs and assumptions.

NOTE 5: — FINANCIAL INSTRUMENTS

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

The Company operates primarily in Israel, Spain, Canada and the Palestinian Authority and has an exchange rate risk as it earns revenue in EURO (“EUR”) or in Canadian Dollar (“CAD”) and incurs fixed expenses in New Israeli Shekel (“NIS”), CAD and EUR, which differs from its functional currency.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: — FINANCIAL INSTRUMENTS (Cont.)

As of December 31, 2023, the Company has excess financial assets over financial and lease liabilities denominated in currencies other than USD in total amount of $220 (as of December 31, 2022 the Company has excess financial and lease liabilities over financial assets denominated in currencies other than USD in total amount of - $600). Transaction exposures arise in the normal course of business.

The Company monitors transactional foreign currency risks, including currency position and future expected exposures. The Company uses non-designated hedges to mitigate the risks, mainly associated with foreign currency risk of changes in NIS for the Israeli Subsidiary.

The impact on the Company’s loss before taxes on income due to changes in the carrying amount of monetary assets and liabilities resulting from a reasonably possible changes in NIS, CAD and EUR exchange rates, with all other variables held constant, is not material.

2.	Credit risk:

The Company holds cash and cash equivalents, short-term bank deposit, short-term investments and user funds with various financial institutions and third-party payment service providers. Its policy is to spread its investments among various institutions. In accordance with this policy, the Company invests its funds with stable financial institutions.

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2023:

	Less than one year	1 to 2 years	2 to 3 years	Total
Trade payables	$3,113	$—	$—	$3,113
User accounts	3,553	—	—	3,553
Accrued expenses and other payables	2,667	—	—	2,667
Lease liabilities	645	493	251	1,389
Contingent consideration	—	1,000	—	1,000
	$9,978	$1,493	$251	$11,722

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: — FINANCIAL INSTRUMENTS (Cont.)

December 31, 2022:

	Less than one year	1 to 2 years	2 to 3 years	Total
Trade payables	$3,234	$—	$—	$3,234
User accounts	3,328	—	—	3,328
Accrued expenses and other payables	4,750	—	—	4,750
Short-term bank loan and credit	2,505	—	—	2,505
Lease liabilities	657	422	2	1,081
Contingent consideration	286	1,250	1,000	2,536
	$14,760	$1,672	$1,002	$17,434

Changes in liabilities arising from financing activities:

					Total
					liabilities
					arising
				Short-term	from
	Warrants	Lease	Contingent	bank loan and	financing
	liability	liabilities	consideration	credit	activities
Balance as of December 31, 2021	$—	$1,743	$1,375	$—	$3,118
New leases	—	74	—	—	74
Contingent payment for a business combination	—	—	1,768	—	1,768
Changes in the fair value	—	—	(1,037)	—	(1,037)
Cash flows	—	(688)	—	2,505	1,817
Currency revaluations	—	(121)	—	—	(121)
Balance as of December 31, 2022	—	1,008	2,106	2,505	5,619
New leases	—	287	—	—	287
Lease termination	—	(109)	—	—	(109)
Modification	—	674	—	—	674
Warrants issuance (see Note 1d)	10,925	—	—	—	10,925
Changes in fair value	(9,440)	—	(1,718)	—	(11,158)
Cash flows	—	(549)	(211)	(2,504)	(3,264)
Fair value of shares issued	—	—	(171)	—	(171)
Currency revaluations	—	(12)	—	(1)	(13)
Balance as of December 31, 2023	$1,485	$1,299	$6	$—	$2,790

b.Fair value:

The carrying amounts of cash and cash equivalents, user funds, trade receivables, short-term bank deposit, short-term investments, other receivables, trade payables, user accounts and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of the contingent payments recorded as part of business combinations was estimated using a valuation method based mainly on the current fair value and standard deviation of the Company’s Ordinary share, as well as on certain other management estimations of the probability of meeting certain performance indicators.

The following table presents the fair value measurement hierarchy for the Company’s financial instruments assets and liabilities carried at fair value:

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: — FINANCIAL INSTRUMENTS (Cont.)

As of December 31, 2023:

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other current receivables - hedge instruments	$68	$—	$—	$68
Liabilities measured at fair value:
Other current payables - hedge instruments	(10)	—	—	(10)
Other long-term liabilities - contingent payment for a business combination	—	—	(6)	(6)
Warrants liability	$(1,485)	$—	$—	$(1,485)

As of December 31, 2022:

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other current receivables - hedge instruments	$12	$—	$—	$12
Liabilities measured at fair value:
Other current liabilities - contingent payment for a business combination	—	—	(729)	(729)
Other current payables - hedge instruments	(66)	—	—	(66)
Other long-term liabilities - contingent payment for a business combination	$—	$—	$(1,377)	$(1,377)

There were no transfers from Level 1 to Level 2 during the reporting periods.

The changes in level 3 in the period of twelve months ended December 31, 2023 were as follows:

	Accrued
	expenses and	Other long-
	other	term
	payables	liabilities	Total
Fair value as of December 31, 2022	$729	$1,377	$2,106
Payment	(382)	—	(382)
Change in fair value	(347)	(1,371)	(1,718)

	$—	$6	$6

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: — TRADE RECEIVABLES, NET

a.	Trade receivables, net:

	December 31,
	2023	2022
Open accounts	$2,006	$2,025
Less - allowance for doubtful accounts	(126)	(89)
Trade receivables, net	$1,880	$1,936

b.	Movement in allowance for doubtful accounts:

	2023	2022
Balance as of January 1,	$89	$95
Provision for the year	392	252
Derecognition of bad debts	(347)	(248)
Reversal in respect of collected doubtful accounts	(8)	(25)
Initially consolidated subsidiary	—	15
Balance as of December 31,	$126	$89

c.	Following is information about the credit risk exposure of the Company’s trade receivables:

December 31, 2023:

		Past due trade receivables
	Not	<30	31 – 60	61 – 90	91 – 120	>120
	past due	Days	days	days	days	days	Total

	$ in thousands

Gross carrying amount	$1,135	$523	$193	$27	$64	$64	$2,006
Allowance for doubtful accounts	$3	$5	$5	$27	$45	$41	$126

December 31, 2022:

		Past due trade receivables
	Not	<30	31 – 60	61 – 90	91 – 120	>120
	past due	Days	days	days	days	days	Total

	$ in thousands

Gross carrying amount	$1,130	$533	$120	$27	$71	$144	$2,025
Allowance for doubtful accounts	$6	$8	$18	$11	$6	$40	$89

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: — OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2023	2022
Prepaid expenses	$501	$449
Government authorities	321	536
Short-term investments	—	200
Accrued interest	1,616	—
Other	160	30
	$2,598	$1,215

NOTE 8: — PROPERTY AND EQUIPMENT, NET

December 31, 2023:

		Office
	Computer	furniture	Leasehold
	equipment	and equipment	Improvements	Total
Cost:
Balance at January 1, 2023	$788	$321	$937	$2,046
Additions	60	19	1	80
Deductions	(23)	—	—	(23)
Balance at December 31, 2023	825	340	938	2,103

Accumulated depreciation:
Balance at January 1, 2023	498	174	607	1,279
Additions	124	28	104	256
Deductions	(15)	—	—	(15)
Balance at December 31, 2023	607	202	711	1,520
Depreciated cost at December 31, 2023	$218	$138	$227	$583

December 31, 2022:

		Office
	Computer	furniture	Leasehold
	equipment	and equipment	Improvements	Total
Cost:
Balance at January 1, 2022	$656	$288	$953	$1,897
Initially consolidated subsidiary	1	7	4	12
Additions	173	64	14	251
Deductions	(42)	(38)	(34)	(114)
Balance at December 31, 2022	788	321	937	2,046
Accumulated depreciation:
Balance at January 1, 2022	426	195	574	1,195
Additions	109	17	67	193
Deductions	(37)	(38)	(34)	(109)
Balance at December 31, 2022	498	174	607	1,279
Depreciated cost at December 31, 2022	$290	$147	$330	$767

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: — LEASES

a.	Information on leases:

The Company has lease agreements that include leases of buildings or offices that are used to maintain the Company’s ongoing operations. The weighted average lease term as of December 31, 2023 and 2022 is 2.2 and 1.8 years, respectively. Some of these lease agreements include extension options.

	December 31,
	2023	2022	2021

Interest expense on lease liabilities	$35	$49	$51
Total cash outflow for leases	$584	$737	$625

The Company has leases that include extension options. These options provide flexibility in managing the leased assets and align with the Company’s business needs.

The Company exercises significant judgment in deciding whether it is reasonably certain that the extension options will be exercised.

b.	Disclosures in respect of right-of-use assets:

	Right-of-use	Accumulated	Right-of-use
	leased offices	depreciation	assets, net
Balance as of January 1, 2022	$2,918	$(935)	$1,983
Addition	74	(655)	(581)
Rent deposits	(18)	—	(18)
Balance as of December 31, 2022	2,974	$(1,590)	$1,384
Addition	287	(677)	(390)
Disposal	(305)	196	(109)
Modification	674	—	674
Rent deposits	18	—	18
Balance as of December 31, 2023	$3,648	$(2,071)	$1,577

The discount rates used at inception of new leases are based on the estimated rate of the Company’s incremental borrowing in each lease, depending on the amount of the lease, its average life and the quality of the leased property. The discount rates range between 2.4% and 9.0%.

c.	For an analysis of maturity dates of lease liabilities, see Note 5.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: — GOODWILL AND INTANGIBLE ASSETS, NET

a.	Composition and changes:

2023:

			Trade	Customer	Customer
	Goodwill	Technology	Name	relationships	database	Total
Cost:
Balance as of January 1, 2023	$15,628	$7,271	$85	$5,480	$200	$28,664
Purchases	—	—	—	—	—	—
Balance as of December 31, 2023	15,628	7,271	85	5,480	200	28,664
Accumulated amortization and impairment:
Balance as of January 1, 2023	—	1,142	85	2,144	200	3,571
Amortization recognized in the year	—	1,036	—	822	—	1,858
Balance as of December 31, 2023	—	2,178	85	2,966	200	5,429
Amortized cost at December 31, 2023	$15,628	$5,093	$—	$2,514	$—	$23,235

2022:

			Trade	Customer	Customer
	Goodwill	Technology	Name	relationships	database	Total
Cost:
Balance as of January 1, 2022	$8,021	$3,509	$85	$3,508	$200	$15,323
Initially consolidated company	7,607	3,762	—	1,972	—	13,341
Purchases	—	—	—	—	—	—
Balance as of December 31, 2022	15,628	7,271	85	5,480	200	28,664
Accumulated amortization and impairment:
Balance as of January 1, 2022	—	378	85	1,372	171	2,006
Amortization recognized in the year	—	764	—	772	29	1,565
Balance as of December 31, 2022	—	1,142	85	2,144	200	3,571
Amortized cost at December 31, 2022	$15,628	$6,129	$—	$3,336	$—	$25,093

b.

In August 2016, the Company purchased all of WebCargo’s shares. The total deal consideration was $5,293. The goodwill acquired in the amount of $2,298 was allocated to the Company’s Solutions operating segment and is tested since acquisition annually for impairment, on December 31st of each year. No impairment was recorded during the years ended December 31, 2023 and 2022.

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

d.

In December 2021, the Company acquired all of the membership interests of 7LFreight, a US company engaged in the business of freight rate management SaaS. The goodwill acquired in the amount of $5,723 was allocated to the Company’s Solutions operating segment and is tested since acquisition annually for impairment, on December 31st of each year. No impairment was recorded during the years ended December 31, 2023 and 2022.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: —  GOODWILL AND INTANGIBLE ASSETS, NET  (Cont.)

e.

In February 2022, the Company acquired all of the shares of Clearit Customs Services, Inc., a US company, and the digital customs brokerage business assets from its related Canadian company (the “Clearit Acquisition”). The goodwill acquired in the amount of $7,607 was allocated to the Company’s Solutions operating segment and is tested since acquisition annually for impairment, on December 31st of each year. No impairment was recorded during the year ended December 31, 2023 and the period from acquisition to December 31, 2022.

f.

Amortization expenses of technology assets for the year ended December 31, 2023, 2022 and 2021 in the amounts of $1,036, $764 and nil, respectively, were included as part of the cost of revenue in the consolidated statements of profit or loss. Amortization expenses of customer relationship and customer database for the years ended December 31, 2023, 2022 and 2021 in the amounts of $822, $801 and $353, respectively, were included as part of selling and marketing expenses in the consolidated statements of profit or loss.

NOTE 11: — OTHER LONG-TERM ASSETS

	December 31,
	2023	2022
Deposits (*)	$1,602	$1,012
Other	3	6
	$1,605	$1,018

(*)Deposits mainly to secure payments to airlines and to support currency hedging activity, a bank guarantee, custom payments and credit cards.

NOTE 12: — ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2023	2022
Employees and payroll accruals	$1,577	$1,560
Accrued expenses	905	2,993
Deferred revenues	2,254	1,921
Contingent consideration	—	729
Other	195	197
	$4,931	$7,400

NOTE 13: — SHORT-TERM BANK LOAN AND CREDIT

	December 31,
	2023	2022

Short-term bank loan (*)	$—	$2,500
Other	—	5

	$—	$2,505

(*) In October 2022, the Israeli subsidiary entered into a term loan agreement with an Israeli bank, pursuant to which the Israeli subsidiary borrowed $2,500, to be repaid no later than March 31, 2023. The term loan bore an interest at Term SOFR rate plus 6.0% per annum payable monthly, and was repaid in full in January 2023.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: — OTHER LONG TERM LIABILITIES

	December 31,
	2023	2022
Contingent consideration	$6	$1,377
	$6	$1,377

As part of the Clearit Acquisition, in addition to consideration paid in cash and by issuance of shares, it was agreed at closing that the Group may pay contingent consideration up to an additional $3,500 in cash subject to the business achieving certain operating and financial milestones over the period between 2022 and 2024. The fair value of the contingent consideration as of the acquisition date was $1,768, and was estimated using a valuation method based mainly on certain management estimations of current and forecasted financial results of operations of the acquired business. No payments were made on account of the contingent consideration during 2022 and 2023 as the first and second milestones were not met.

As of December 31, 2023, the estimated fair value of the contingent consideration based on the remaining milestone over the year 2024 up to an amount of $1,000, was $6, and was recorded under long-term liabilities.

NOTE 15: — EMPLOYEE BENEFIT LIABILITIES, NET

Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14. According to laws in some of the other countries the company employs in, the Company is required to pay compensation to an employee upon dismissal or the employee leaving on his or her own will.

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

	Year ended December 31,
	2023	2022	2021
Expenses – defined contribution plan	$448	$461	$544

b.	Defined benefit plans:

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

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: — EMPLOYEE BENEFIT LIABILITIES, NET (Cont.)

Changes in the defined benefit obligation and fair value of plan assets:

	2023	2022
Defined benefit obligation:
Balance as of January 1,	$1,366	$1,474
Current service cost	259	296
Payments	(455)	(142)
Net interest expense	62	38
Total expenses recognized in profit or loss for the period	(134)	192
Loss (profit) from remeasurement in other comprehensive loss – actuarial loss, net	108	(275)
Effect of changes in foreign exchange rates	(10)	(25)
Balance as of December 31,	1,330	1,366
Fair value of plan assets:
Balance as of January 1,	(72)	(84)
Net interest income	(4)	(2)
Loss from remeasurement in other comprehensive gain, net	2	8
Effect of changes in foreign exchange rates	—	10
Contributions	—	(4)
Balance as of December 31,	(74)	(72)
Net defined liability:
Balance as of January 1,	1,294	1,390
Current service cost	259	296
Payments	(455)	(142)
Net interest expense	58	36
Total expenses recognized in profit or loss for the period	(138)	190
Loss (gain) from remeasurement in other comprehensive loss – actuarial loss, net	110	(267)
Effect of changes in foreign exchange rates	(10)	(15)
Contributions	—	(4)
Balance as of December 31,	$1,256	$1,294

The principal assumptions underlying the defined benefit plan:

	2023	2022

	%
Discount rate (*)	4.7 - 5.9	4.9 - 5.2
Expected rate of salary increase	5	5

Number of years
Life expectation at the age of 65	8.3 - 12.2	8.3 - 13.2
(*)	The discount rate is based on high-quality CPI-linked corporate bonds for the defined benefit obligation in Israel or high-quality USD corporate bonds for other countries.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: - WARRANTS LIABILITY

Amount

Warrants value at the date of issuance (see Note 1d)	$10,925
Gain from revaluation to fair value through profit or loss	(9,440)
Carrying amount of the warrants as of December 31, 2023	$1,485

The Company issued public warrants (the “Warrants”) as part of the closing of the BCA. Each Warrant entitles the holder to purchase one Ordinary share of the Company at an exercise price of $11.50 per share (“Warrant Price”). As of December 31, 2023 all Warrants were outstanding.

A Warrant may be exercised during the period commencing on the date that is thirty (30) days after the consummation of the BCA and terminating on the date that is five (5) years after the date on which the Company consummated the BCA (the “Exercise Period”).

Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period at the price of $0.01 per Warrant (“Redemption Price”), provided that the closing price of the Company’s Ordinary share equals or exceeds $18.00 per share, on each of twenty (20) trading days within any thirty (30) trading day period, subject to the terms of the Warrant agreement. In the event of such a redemption, the Company’s management may elect to force all holders of Warrants to exercise such Warrants on a “cashless basis” by surrendering the Warrants for that number of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary shares underlying the Warrants, multiplied by the difference between the Warrant Price and the Fair Market Value (as defined in the Warrant agreement) by (y) the Fair Market Value.

The Group has classified all Warrants as a financial liability (see Note 2n.6).

NOTE 17: — EQUITY

a.	Composition of share capital:

		Issued and
	Authorized (*)	outstanding

	December 31, 2023

Ordinary shares of $0.00001 per share	350,000,000	47,894,688
Preferred shares of $0.00001 per share	1,000,000	—

		Issued and
	Authorized (*)	outstanding

	December 31, 2022
Ordinary shares of $0.00001 per share	16,232,651	8,478,437
Series Seed Preferred shares of $0.00001 per share	698,000	2,455,606
Series A1 Preferred shares of $0.00001 per share	1,314,285	4,623,734
Series A2 Preferred shares of $0.00001 per share	264,983	932,227
Series B Preferred shares of $0.00001 per share	2,352,445	8,276,043
Series C Preferred shares of $0.00001 per share	5,232,616	11,372,541
	26,094,980	36,138,588

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

b.	Movement in issued and outstanding share capital:

Number of shares
Balance as of January 1, 2022	34,606,789
Issuance of Ordinary shares (see Notes 17c.2 and 17c.4)	1,256,744
Exercise of options into Ordinary shares	275,055
Balance as of December 31, 2022	36,138,588
Issuance of Ordinary shares (see Notes 17c.2 and 17c.4)	169,473
Issuance of Ordinary shares in connection with the closing of the BCA	11,287,156
Exercise of options into Ordinary shares	299,471
Balance as of December 31, 2023	47,894,688

c.	Issuance of Preferred and Ordinary shares:

1.In February 2022, as part of the Clearit Acquisition, Freightos-HK issued 959,907 Ordinary shares (valued at $6,573).

2.In December 2021, Freightos launched the Digital Air Cargo Council (“DACC”) with three founding airline group members.

In December 2022 in additional to the shares issued in 2021, the Company issued to each of two of the airline groups an amount of 118,735 Ordinary shares and to the third airline group an amount of 59,367 Ordinary shares. These additional Ordinary shares issued, valued at the time of issuance at $2,621, were recorded as an operating expense in profit and loss.

In August 2023 the Company issued to one of the airline groups an additional amount of 59,368 Ordinary shares. These additional Ordinary shares issued valued at the time of issuance at $184, were recorded as an operating expense in profit and loss.

In October 2023 the Company issued to one of the airline groups an additional amount of 59,368 Ordinary shares. These additional Ordinary shares issued valued at the time of issuance at $136, were recorded as an operating expense in profit and loss.

The airline groups are eligible to receive up to an aggregate amount of 317,023 additional Ordinary shares, over the several months subsequent to balance sheet date, upon the airline meeting certain performance criteria related to the adoption and utilization of the Company’s digital booking tools.

3.	In January 2023 the Company issued Ordinary shares and converted the Preferred shares to Ordinary shares as part of the Transactions - see Note 1d.
4.

In March 2023 and in December 2023 the Company issued 32,739 and 17,998 Ordinary shares, respectively, valued at the time of issuance at $113 and $58, respectively, to the seller of 7LFreight as a result of 7LFreight business achieving certain operating and financial milestones that were agreed to in the business combination.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: — EQUITY (Cont.)

d.Rights attached to shares:

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

e.Capital management:

Capital comprises share capital and reserves as stated in the statement of financial position. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for the shareholders.

NOTE 18: — SHARE-BASED COMPENSATION

In May 2022 as part of the Group Restructuring, the Company established the Freightos 2022 Long-Term Incentive Plan (the “2022 Plan”), which is intended to be a successor to the Company’s 2012 Global Incentive Option Scheme (the “2012 Plan”), such that no additional stock awards will be granted under the 2012 Plan. Any shares that otherwise remained available for future grants under the 2012 Plan ceased to be available under the 2012 Plan and are not available for grants under the 2022 Plan. In addition, Freightos-HK assigned to the Company all rights, obligations and liabilities under the 2012 Plan and all options to purchase Freightos-HK Ordinary shares that were granted under the 2012 Plan, whether vested or unvested, have been converted into and became options to purchase an identical number of Ordinary shares of the Company.

The fair value of share-based awards, granted in 2023, 2022 and 2021, was estimated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31
	2023	2022	2021
Weighted average expected term (years)	0.00-10.01	5.59-7.23	5.00-6.11
Interest rate	0.00%-4.57%	1.89%-4.25%	0.64%-1.34%
Volatility	0%-47%	51%-54%	51%-52%
Dividend yield	—	—	—

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

The share-based compensation expense was recorded in the statement of profit or loss and other comprehensive loss as follows:

	Year ended December 31,
	2023	2022	2021
Cost of revenue	$692	$290	$98
Research and development	1,337	349	184
Selling and marketing	1,336	524	348
General and administrative	2,061	743	305
	$5,426	$1,906	$935

The changes in outstanding share options were as follows:

	Year ended December 31,
	2023		2022		2021
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
		$		$		$
Options at beginning of year	5,286,884	3.21	3,854,974	1.61	3,456,165	1.07
Granted	401,331	2.8	2,092,904	5.76	786,636	3.75
Exercised	(299,471)	0.78	(275,055)	0.77	(110,738)	0.91
Forfeited	(479,761)	3.98	(385,939)	2.82	(277,089)	1.24
Options outstanding at end of year	4,908,983	3.25	5,286,884	3.21	3,854,974	1.61
Options exercisable at end of year	3,135,910	2.45	2,457,312	1.34	2,246,011	1.00

Based on the above inputs, the weighted average fair value of the share options granted in the years ended December 31, 2023 and 2022, was determined at $2.64 and $3.05 per option, respectively.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2023 was 6.63 years (as of December 31, 2022: 7.28 years).

The range of exercise prices for share options outstanding as of December 31, 2023 was $0.01 — $8.44 (as of December 31, 2022 was $0.00 — $8.30).

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: — SHARE-BASED COMPENSATION (cont.)

There were no Restricted share units (“RSU”) grants in the years ended December 31, 2022 and 2021. The changes in outstanding RSU for the year ended December 31, 2023 were as follows:

		Weighted-
	Number	average fair
	of Units	value

Balance at January 1, 2023	—	—
Granted	932,800	2.76
Vested	—	—
Cancelled	(13,050)	2.80
Units outstanding at end of year	919,750	2.76

As of December 31, 2023 there was $1,699 of total unrecognized compensation cost related to unvested RSUs which is expected to be recognized over a weighted-average period of 2.75 years.

NOTE 19: — CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES

As of December 31, 2023 the Group issued one bank guarantee to secure certain obligations it has in respect of a lease agreement of its offices in Jerusalem, for a total secured amount of $56.

A certain short-term investment in the amount of $200 and a certain long-term deposit in the amount of $55 were pledged by the Israeli Subsidiary in favor of Israeli banks to secure certain activity with the bank, mainly the Group’s hedging activity.

NOTE 20: — OPERATING SEGMENTS

a.	General:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into two operating segments based on the products and services of the business units and has operating segments as follows:

1.	Solutions segment. Freightos provides software tools and data to help the industry participants automate their pricing, sales and procurement processes. Revenue includes recurring subscriptions for SaaS or data and certain non-recurring revenue from professional services that enable a user to implement and use the SaaS solution.
2.	Platform segment. Freightos provides digitalized price quoting, booking and payments while considering actual capacity among global freight participants (the users). The transactional platforms enable freight forwarding companies to procure capacity from carriers, and enable importers and exporters to procure services from freight forwarders, or occasionally, directly from carriers. Revenue is transactional type fees generated from specific freight-service transactions booked between buyers and sellers on Freightos’ Platform. Since the acquisition of Clearit in 2022, the Platform segment revenue includes also the transactional type revenue from digital customs brokerage services provided by Clearit.

Each segment’s performance is determined based on operating profit (loss) reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions and exclude share-based compensation charges as they are not considered in the internal operating plans and measurement of the segment’s financial performance.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: — OPERATING SEGMENTS (Cont.)

b.The following table presents revenue and operating loss per segments:

	Solutions	Platform	Unallocated	Total
For the year ended December 31, 2023
Subscriptions	$12,663	$—	$—	$12,663
SaaS related professional services	534	—	—	534
Transactional Platforms fees	—	7,084	—	7,084
Total revenue	13,197	7,084	—	20,281
Operating profit (loss)	$1,882	$(11,364)	$(68,318)	$(77,800)

	Solutions	Platform	Unallocated	Total
For the year ended December 31, 2022
Subscriptions	$11,674	$—	$—	$11,674
SaaS related professional services	754	—	—	754
Transactional Platforms fees	—	6,657	—	6,657
Total revenue	12,428	6,657	—	19,085
Operating profit (loss)	$2,261	$(10,250)	$(16,283)	$(24,272)

	Solutions	Platform	Unallocated	Total
For the year ended December 31, 2021
Subscriptions	$7,259	$—	$—	$7,259
SaaS related professional services	574	—	—	574
Transactional Platforms fees	—	3,284	—	3,284
Total revenue	7,833	3,284	—	11,117
Operating loss	$(667)	$(10,231)	$(5,450)	$(16,348)

Unallocated includes corporate expenses (including in 2023 share-listing expenses and transaction-related costs, and including in 2022 transaction-related costs and costs associated with the Group Restructuring, see Note 1) and share-based compensation.

For the years ended December 31, 2023, 2022 and 2021, no single Solutions customer or Platform user accounted for 10% or more of the Group’s consolidated income.

a.The Group’s geographic information on revenue is as follows:

	Solutions	Platform	Total
For the year ended December 31, 2023
Europe	$5,184	$—	$5,184
Hong Kong	437	3,389	3,826
United States	6,642	2,244	8,886
Other	934	1,451	2,385
	$13,197	$7,084	$20,281

	Solutions	Platform	Total
For the year ended December 31, 2022
Europe	$4,618	$—	$4,618
Hong Kong	460	3,441	3,901
United States	6,449	1,939	8,388
Other	901	1,277	2,178
	$12,428	$6,657	$19,085

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

As of December 31, 2023 and 2022, the carrying amounts of non-current assets (property and equipment, right-of-use assets, and intangible assets) are mainly in Canada and US due to acquisitions and also in Israel, Hong Kong and Spain.

NOTE 21: — SELECTED STATEMENTS OF PROFIT OR LOSS DATA

a.	Cost of revenue:

	Year ended December 31,
	2023	2022	2021
Labor	$4,145	$4,163	$2,307
Promotion	—	—	35
Credit card fees	1,045	1,209	1,182
Servers	996	874	651
Services and tools	194	284	169
Travel	66	52	10
Depreciation and amortization	1,180	920	107
Share- based compensation	692	290	98
Other	161	67	37
	$8,479	$7,859	$4,596

b.	Research and development:

Labor	$8,976	$8,809	$6,828
Servers	285	295	257
Software	228	222	199
Travel	53	114	25
Depreciation and amortization	374	387	296
Share- based compensation	1,337	349	184
Other	254	41	33
	$11,507	$10,217	$7,822

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: — SELECTED STATEMENTS OF PROFIT OR LOSS DATA (Cont.)

c.	Selling and marketing:

Labor	$7,569	$5,170	$4,953
Marketing and Promotion (*)	320	2,621	1,952
Digital Advertising	1,990	2,276	535
Travel	473	243	78
Software tools	360	185	165
Communication and PR	25	12	21
Depreciation and amortization	1,074	980	536
Share- based compensation	1,336	524	348
Trade shows	306	181	10
Revenue share	187	147	-
Web site	108	156	53
Other	636	254	123
	$14,384	$12,749	$8,774

(*)expense related to share issuance for the DACC (see Note 17c.2).

d.	General and administrative:

	Year ended December 31,
	2023	2022	2021
Labor	$4,974	$4,716	$3,821
D&O insurance	1,623	95	73
Rent and related	681	682	373
Consulting	2,497	2,312	516
Office expenses	608	492	145
Software tools	665	494	233
Travel	180	147	30
Depreciation & Amortization	163	126	159
Share- based compensation	2,061	743	305
Bad debt	384	227	55
Changes in the fair value of contingent consideration	(1,583)	(935)	—
Other	154	546	563
	$12,407	$9,645	$6,273

NOTE 22: — REORGANIZATION

In July 2023 the Company announced and implemented an operational efficiency and cost reduction restructuring plan. These cost-savings initiatives and efficiencies included reducing headcount by approximately 50 employees, or about 13% of the team. This cost reduction plan is intended to enable the Company to manage operating expenses in response to market conditions and ongoing business prioritization efforts.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 23: - INCOME TAXES (TAX BENEFIT), NET

a.	Tax rates:

There is no corporate income tax in the Cayman Islands. As part of the tax ruling obtained from the ITA with respect to the Group Restructuring (see Note 1a) the Company registered for tax purposes in Israel. The statutory corporate income tax rate for the years 2023, 2022 and 2021 in Israel was 23%.

The statutory Israeli corporate income tax rate applicable to the Israeli subsidiary, and based on the Company’s assessment that the Israeli subsidiary is eligible for the Preferred Technological Enterprise regime as per Israeli law, was 7.5% for the years 2023, 2022 and 2021.

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

As of December 31, 2023, the Group had carryforward operating tax losses and carryforward capital tax losses of $100,852 and $4, respectively. Deferred tax assets of approximately $969 relating to carryforward operating tax losses and other deductible temporary differences (mainly employee benefits and share-based compensation), were recognized in the financial statements.

Deferred tax assets of approximately $7,877 and $1,406 relating to carryforward operating losses and other temporary differences (mainly research and development, employee benefits and share-based compensation), respectively, were not recognized because their utilization in the foreseeable future is not probable.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 23: - INCOME TAXES (TAX BENEFIT), NET (Cont)

d.	Deferred income taxes:

	Statements of financial		Statements of
	position		profit or loss
	December 31,		Year ended December 31,
	2023	2022	2023	2022	2021
Deferred tax assets:
Carryforward tax losses	$5	$—	$5	$(41)	$(8)
Employee benefits and other liabilities	237	216	21	17	46
Share-based compensation	653	357	296	20	69
Intangible assets	74	—	74	—	—
Deferred tax benefit (expenses)			$396	$(4)	$107
Deferred tax assets	$969	$573

e.	Taxes on income (tax benefit) included in profit or loss:

	Year ended
	December 31,
	2023	2022	2021
Current taxes	$300	$134	$97
Deferred taxes, see also Note 23d above	(396)	4	(107)
Taxes in respect of previous years	11	31	14
	$(85)	$169	$4

f.	Theoretical tax:

As the Israeli subsidiary incurred operating losses during the years ended December 31, 2023, 2022 and 2021, for which deferred income taxes were not recorded, as mentioned in Note 23c, the reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 24: — LOSS PER ORDINARY SHARE

Details of the number of shares and loss used in the computation of basic and diluted loss per share:

	Number of shares
	2023	2022	2021
Weighted number of Ordinary shares(*)	44,907,105	7,930,928	6,242,946

	Year ended December 31,
	2023	2022	2021
Loss	$65,473	$24,701	$16,358
Preferred shares dividend (see Note 17d.2)	639	9,038	8,211
For the computation of basic and diluted loss per share	$66,112	$33,739	$24,569
(*)	The computation of diluted loss per share did not take into account potential Ordinary shares (detailed below) due to their anti-dilutive effect:
a.	5,828,733 options and RSUs to employees, directors and consultants outstanding as of December 31, 2023 under the share-based compensation plan (5,286,884 and 3,854,974 as of December 31, 2022 and 2021, respectively).
b.	633,681 Ordinary shares to be issued contingent upon future conditions, as part of the acquisition of a technology asset (see Note 10c) and as part of the launch of the DACC (see Note 17c.2) (1,228,410 and 1,600,499 as of December 31, 2022 and 2021, respectively Ordinary shares to be issued contingent upon future conditions, a consideration in a business combination, as part of the acquisition of a technology asset (see Note 10c) and as part of the launch of the DACC (see Note 17c.2)).
c.	27,660,151 Preferred shares outstanding as of December 31, 2022 and as of December 31, 2021. (see Note 17c).
d.	14,850,000 Warrants outstanding as of December 31, 2023.

NOTE 25: — RELATED PARTIES

a.	Related parties consist of 9 directors (including the CEO, who is also a shareholder) serving on the Company’s Board of Directors and 7 key officers (including the CEO).
b.	Related party transactions:

The Group entered into a number of commercial agreements with a subsidiary of one of its investors in connection with a number of ocean cargo indexes. The investor’s subsidiary serves as a benchmark administrator for the indexes and the Company serves as the calculating agent of these indexes. In addition, the parties share the revenue from the sale of certain data used in calculating the indexes. The total expense incurred by the Company during the years ended December 31, 2023, 2022 and 2021 was $187, $147 and $53, respectively. The expense was included under selling and marketing in the consolidated statements of profit or loss. As of December 31, 2023 and 2022, an outstanding prepaid balance of $40 and $31, respectively, was included under other receivables and prepaid expenses.

Certain of the Group’s investors also conduct business on the Group’s transactional platforms through other of the investors’ respective group members. Fees charged for these users are no more favorable than terms available to a third party under the same or similar circumstances.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 25: — RELATED PARTIES (Cont.)

c.	Benefits to directors:

	Year ended December 31,
	2023	2022	2021

Compensation to directors not employed by the Company or on its behalf	$95	$60	$—
Share-based payments to directors not employed by the Company or on its behalf	58	—	—
	$153	$60	$—
Number of directors that received the above compensation by the Company	4	2	—

d.	Compensation of key management personnel of the Group recognized as an expense during the reporting period:

	Year ended December 31,
	2023	2022	2021
Short-term employee benefits	$1,976	$1,872	$1,736
Share-based payments	1,953	758	275
Post-employment benefits	—	22	29
	$3,929	$2,652	$2,040
Number of key officers	7	7	7