Form 20-F
period 2024-12-31
Freightos Ltd
filed 2025-03-24
CIK 1927719

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Torre Glòries Planta 10, Avda. Diagonal, 211

Barcelona, Spain

08018

(Address of principal executive offices)

Zvi Schreiber

Chief Executive Officer

+34 933 79 93 01

IR@freightos.com

Torre Glòries Planta 10, Avda. Diagonal, 211

Barcelona, Spain

08018

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

As of the close of business on December 31, 2024, the issuer had 49,726,906 ordinary shares, par value $0.00001 per share, outstanding.

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

ii

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report (the “Annual Report”) to the terms “Freightos,” “Freightos Limited,” the “Company,” “we,” “us,” and “our” refer to Freightos Hong Kong Limited, a limited company incorporated and existing under the laws of Hong Kong (“Freightos HK”), including its subsidiaries, through May 27, 2022, and Freightos Limited, a Cayman Islands exempted company limited by shares, including its subsidiaries, after May 27, 2022.

Freightos became a publicly traded company as a result of a business combination transaction (the “Business Combination”) that was completed on January 25, 2023 pursuant to a Business Combination Agreement, dated as of May 31, 2022 (the “Business Combination Agreement”), by and among the Company, Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“Gesher”), Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub I”) and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub II”). Pursuant to the Business Combination Agreement, (a) Merger Sub I merged with and into Gesher (the “First Merger”), with Gesher surviving the First Merger as a wholly-owned subsidiary of Freightos and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity merged with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Freightos. Freightos Ordinary Shares (as defined in Item 4.A below) began trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “CRGO” on January 26, 2023 and Freightos Warrants (as defined in Item 4.A below) began trading on Nasdaq under the symbol “CRGOW” on January 30, 2023.

PRESENTATION OF FINANCIAL INFORMATION

Our fiscal year ends on December 31. Our audited consolidated financial statements as of December 31, 2024 and 2023, and for the three years ended December 31, 2024, 2023 and 2022, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. None of our financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Whether we are able to attract and retain carriers, freight forwarders and importers/exporters to use our Platform, and to increase the level of activity of such users;
●	Whether we are able to maintain and improve the quality of our Platform, so that we succeed at attracting and retaining users;
●	Whether we are able to successfully integrate the Shipsta business that we have recently acquired into our business, as a source of growth for our business;
●	Whether we are able to successfully compete and maintain or gain market share in the fiercely competitive LogTech (logistics technology) industry;
●	Whether we are able to retain the limited number of sellers of logistics that provide a substantial portion of the offerings available on our Platform, thereby supporting our GBV (as defined in Item 5.A), revenue and earnings;
●	Global economic conditions, geopolitical issues and other factors, which impact our global operations and the international freight industry;
●	The impact of an increase in tariffs and other protectionist trade policies by the United States and other countries on the volume of goods transported globally and, consequently, use of our Platform and Solutions;
●	Other changes in international trade laws, regulations, policies and relations and commercial trends, such as nearshoring, which could potentially significantly reduce the volume of goods transported globally;
●	Acute disruptions to the global supply chain and international shipping, such as disturbances in the Red Sea in recent periods;
●	Whether we need to raise additional funds to finance our future capital needs and grow our business;
●	Whether we are able to maintain our recent growth and manage our growth effectively;
●	Whether we are able to accurately calculate freight indexes and comply with our published guides for calculating an index, thereby avoiding potential liability or reputational damage;
●	Whether our internal computer and information technology systems, and those of our vendors, users or contractors, successfully avoid cyberattacks and security incidents, including sabotage, that could have numerous adverse impacts for our company;
●	Whether we successfully navigate the complex regulatory environment to which we are subject and thereby avoid penalties that would adversely impact our business;

●	The impact, if material, of Israel’s war against the terrorist organizations Hamas and Hezbollah and, intermittently, Iran and the Houthi political and military organization, on our operations in Israel, the Middle East and elsewhere in the world;
●	Whether changes in tax laws, tax incentives and benefits on our Israeli subsidiary’s beneficial tax status; and
●	The other matters described in the section titled “Risk Factors” of this Annual Report.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by the realization of any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this Annual Report. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. The following discussion should be read in conjunction with our financial statements and notes thereto included herein. You should carefully consider the following risk factors in addition to the other information included in this Annual Report, including matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

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

We have experienced significant net losses since our inception and, given the significant operating expenditures associated with our business plan, we anticipate continuing net losses for the foreseeable future. If we do achieve profitability, we cannot be certain that we will be able to sustain or increase such profitability. We incurred a loss of approximately $22.5 million (which includes a one-time, non-cash $3.0 million impairment of goodwill related to an acquisition from 2022), for the year ended December 31, 2024 compared to a loss of approximately $65.5 million (which included a one-time non-cash $46.7 million share listing expense) for the year ended December 31, 2023. We have not generated positive cash flow from operations, and we cannot be certain that we will be able to generate positive cash flow from operations in the future. To achieve and sustain profitability, we must accomplish numerous objectives, including broadening and stabilizing our sources of revenue and increasing the number of users and monetizing transactions. Accomplishing these objectives may require significant additional investments and we cannot be certain that we will be able to raise additional investments on attractive terms, or even at all. Ultimately, we may not be able to achieve our objectives.

If we fail to maintain and improve the quality of our Platform, we may not be able to attract and retain users.

To satisfy users, we need to continue to improve their experience as well as innovate and introduce features and services that they find useful and that cause them to use our Platform more frequently. This includes improving our technology to optimize search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our Platform and our ability to provide high-quality support. Towards that end, we completed the acquisition of Shipsta in August 2024, which was intended to broaden our Platform by adding to it the additional market segment of tender procurement.

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

The integration of the Shipsta business that we have acquired, and any other businesses and technologies that we may acquire in the future, including their operations and employees, with our own, involves risks, and the failure to integrate them successfully may adversely affect our future results.

In recent years, we have been implementing a growth strategy that is centered on our vision of digitalizing the freight industry end-to-end. In August 2024, we acquired all of the outstanding shares of Shipsta, a leading freight-tender procurement platform used by enterprises to procure freight services at scale from leading freight forwarders and carriers – a segment representing an estimated 50-70% of the total air and ocean freight market. We believe that acquiring Shipsta will enable us to address the needs of importers, exporters, forwarders and carriers that seek comprehensive solutions beyond spot freight bookings and sales. In the past, we have acquired several other businesses, including 7LFreight in 2021 and Clearit in 2022. We also may, in the future, enter into relationships with other businesses to expand our Platform or our ability to provide our Platform to more users, which could involve obtaining preferred or exclusive licenses, additional channels of distribution, or discount pricing, or the acquisition of, or investments in, other businesses.

Any failure to successfully integrate the business, operations and employees of Shipsta or future acquired businesses, or to otherwise realize the anticipated benefits of such acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of any differences in the business cultures between these companies and their personnel with our own. Integration of the Shipsta business or other acquired businesses with ours is complex and time-consuming, involves additional expense and could disrupt our business and divert our management’s attention from ongoing business concerns. The challenges involved in integrating Shipsta and other businesses that we may seek to acquire from time to time include:

●	Preserving customer and other important relationships
●	Integrating complex, core products and services that we acquire with our existing products and services
●	Integrating financial forecasting and controls, procedures and reporting cycles
●	Combining and integrating information technology, or IT, systems
●	Integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees
●	Potential confusion that we may have in our dealings with customers and prospective customers as to the products we are offering to them and potential overlap among those products
●	Investment of significant management time and attention towards the integration process

The benefits we expect to realize from this and potential other acquisitions will, necessarily, be based on projections and assumptions about the combined businesses of our company, and assume, among other things, the successful integration of acquired entities into our business and operations. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies, and that may be accompanied by unforeseen or additional operating difficulties, risks and expenditures.

In order to effect any such acquisition, we may:

●	use cash that we may need in the future to operate our business;
●

become subject to different laws and regulations due to the nature or location of the acquired business, products, technologies or other assets, or become subject to more stringent scrutiny or differing applications of laws and regulations than those to which we are currently subject as a result of such transactions;

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

Any of these by-products of our acquisition strategy could adversely impact our business and operating results. If we do not realize the anticipated benefits of our acquisition transactions, our growth strategy and future profitability could be adversely affected.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, operating results and financial condition.

The global freight industry is highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs, virtual integration and frequent introductions of new competitors as well as new offerings and services. The level of competition within, and the frequency and likelihood of increased third-party investment and new competitors entering, this market segment further intensified due to the recent COVID-19 pandemic and the global supply chain disruptions that resulted, in large part, from the pandemic. We compete with a number of online and offline platforms and services domestically and internationally, as well as traditional freight brokerage businesses, to attract and retain users and increase the number of transactions booked through our Platform. Our main competitors vary based on specific parts of our product portfolio and include the following:

●	For WebCargo by Freightos air cargo booking platform: Cargo.one, CargoAi, WiseTech;
●	For freightos.com (shipping marketplace): Cogoport and FreightMango;
●	For WebCargo by Freightos Rate & Quote freight forwarder SaaS (Ocean): Descartes Portrix, Magaya Catapult,WiseTech CargoSphere, Freightify;
●	For WebCargo by Freightos Forwarder Rate & Quote SaaS (Air): Cargo.one, Cargo.Ai
●	For Freightos Procure (Shipsta): Freightender, Tendereasy, Transporeon, and non-freight specific sourcing software such as Keelvar

●	For Freightos Terminal (data): Xeneta, Platts, and Drewrey and TAC and WorldACD for air cargo.

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

Failing to keep pace with rapid technological changes, particularly in artificial intelligence, could harm our business, financial condition, and operating results, or disrupt the markets we operate in.

The software market, including the LogTech market, is characterized by rapid technological change, frequent new product introductions, and evolving industry standards, which is being accelerated through the increasing use of artificial intelligence (“AI”) and machine learning. Our future success depends on our ability to continue enhancing our Platform’s functionality and our SaaS products, including through AI integration, to meet rapidly evolving customer demands. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements, particularly in their deployment and integration of AI technologies. Many of our competitors have substantially greater financial, technical, and other resources than we do, enabling them to make significant investments in AI research and development, deployment, and implementation.

If we are unable to enhance our Platform to incorporate new technologies, including AI and machine learning capabilities, in a timely and cost-effective manner, or if our competitors develop and introduce more sophisticated AI-powered products and features that achieve broader market acceptance, our Platform may become less competitive. Our competitors may develop AI features that:

●	automate customer workflows better
●	process and analyze customer data more effectively and efficiently
●	provide better predictive analytics and insights
●	improve user experiences
●	reduce operational costs for customers

Additionally, we may face difficulty recruiting and retaining skilled personnel with AI expertise due to intense competition for such talent. Any failure to attract and retain the personnel needed to advance our AI capabilities could impair our ability to compete effectively. These competitive pressures could result in decreased sales volumes, price reductions, and/or increased operating costs, such as for research and development, any of which could seriously harm our business, financial condition, and operating results.

A limited number of Sellers provide a substantial portion of the offerings available on our Platform. If we fail to retain these Sellers, our GBV could decline significantly.

For the year ended December 31, 2024, approximately 14% and 45% of GBV was generated through the top Seller and the top-five Sellers on our Platform, respectively. For the year ended December 31, 2023, approximately 14% and 56% of our GBV was generated through the top Seller and the top-five Sellers on our Platform, respectively. As a result, our GBV could fluctuate materially and could be materially and disproportionately impacted by changes in the offerings made available to Buyers on our Platform by these Sellers or any other significant future Seller. If any of our significant Sellers decrease, alter or discontinue the offerings available on our Platform, our GBV would decline, which would materially and adversely affect our financial condition and results of operations. If we do not further diversify our Seller base, we will continue to be susceptible to risks associated with Seller concentration.

Adverse global economic conditions, as well as geopolitical issues and other factors, could negatively impact our increasingly global operations and adversely affect our business, results of operations, financial condition and liquidity.

As a global company, our performance is affected by global economic conditions. as well as geopolitical issues and other conditions with global reach, including changes in political conditions and in governmental policies; changes in and compliance with international and domestic laws and regulations; and wars, civil unrest, acts of terrorism, embargoes and other conflicts. Macroeconomic weakness and uncertainty make it more difficult for us to manage our operations and accurately forecast financial results.

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

As a result of the ongoing military conflict between Russia and Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Belarussian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russia and certain regions of Ukraine (including the self-proclaimed Donetsk People’s Republic, Luhansk People’s Republic, and Crimea). Moreover, the Office of Foreign Assets Control of the United States issued sanctions aimed at limiting Russia’s ability to raise funds through sovereign debt. Such ongoing events between Ukraine and Russia could also increase China/Taiwan political tensions and U.S./China trade and other relations. These geopolitical issues have resulted in increasing global tensions and create uncertainty for global commerce. As an example, the conflict between Russia and Ukraine has impacted the supply of wheat and other goods that are usually shipped through the Black Sea and has impacted air cargo operations with European air space closed to Russian carriers and vice versa, and extensive sanctions on Russian carriers and exporters. Any or all of these factors could negatively affect demand for global freight, our business, financial condition and result of operations. In addition, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions prohibitions. Our business and reputation could be adversely affected if the authorities of the United States, the European Union, the United Kingdom or other jurisdictions were to determine that any of our activities constitutes a violation of the sanctions they impose or provides a basis for a sanctions designation of us. Regulatory activity could limit the ability of foreign entities to do business with us, result in monetary or other penalties or the taking of other retaliatory action, which could have an adverse effect on our business, results of operations and financial condition, as well as on the price of our ordinary shares.

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

Current economic conditions in global markets, including due to lingering inflation, relatively high interest rates, and tight credit conditions, tend to reduce overall demand in the global freight industry. While inflation has decreased from its peak periods, as have interest rates, there can be no assurance that instability in credit and financial markets and a deterioration in confidence in economic conditions will not occur once again. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. Should the equity and credit markets deteriorate once again, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and share price and could require us to alter our operating plans.

In addition, there is a risk that one or more of our service providers, financial institutions and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

The international freight industry in which we operate may be particularly suspect to global economic trends and policy changes, including due to increases in tariffs and protectionist policies by the United States and other countries.

Our GBV, revenue and profitability are impacted when market rates for air and ocean shipping change, through changes to supply or demand for shipping and, as a result, the demand or rate levels for our services. Some of our Platform revenue is directly linked as a percentage of GBV, and if there is price deflation, our revenue will be negatively impacted. For example, the FBX01 index, which indicates the market price for shipping a 40-foot container from China and East Asia to the North American West Coast, a bellwether trade lane, increased by 60%, from $1,670/FEU, on December 31, 2023, to $2,659/FEU as of March 6, 2025 – after reaching a year high of more than $8,000/FEU in July of 2024 – as the Red Sea crisis has absorbed capacity across the market. The eventual re-opening of the Red Sea to container traffic is expected to lead to a period of overcapacity for the ocean container market and put significant downward pressure on container rates. If market prices decline, our results of operations will likely be adversely affected.

A significant increase in tariffs and other protectionist trade policies by the United States and by other countries that may impose reciprocal measures could likewise adversely impact the volume of goods transported globally and, consequently, freight rates and the use of our Platform and Solutions.

The U.S. government, especially under the new U.S. administration, has been threatening and implementing significant changes in U.S. trade policy that could significantly impact trade to and from the United States. These changes include the imposition, maintenance and potential expansion of tariffs on goods imported into the United States. While the United States has imposed tariffs in the past, including during the prior two administrations, recent developments suggest further restrictions on U.S. imports, including the recently issued Presidential Memorandum entitled the “Fair and Reciprocal Plan” that directs key trade and economic U.S. government agencies to take action against trading partners that impose tariffs, taxes, non-tariff barriers (NTBs), or other restrictions on U.S. goods and services. . The U.S. administration has announced the imposition of tariffs on goods imported from Canada, China and Mexico. Additional actions suggested by the U.S. administration include reviewing, withdrawing from and/or renegotiating trade treaties. These rapidly changing proposed policies have prompted retaliatory measures from several governments.

Trade tensions and policy shifts may contribute to weakness in the global economy that could adversely affect our business, results of operations and financial condition. “Trade wars” could cause increased costs for goods transported globally, which may reduce customer demand for these products if the parties having to pay those tariffs increase their prices, or could result in trading partners further restricting their trade with countries that impose such measures. Political uncertainty surrounding international trade disputes could negatively impact business and consumer confidence and spending.

A reduction in global freight volumes may adversely affect our customer base and our opportunities for growth. A significant portion of our services are “spot market” opportunities, which refers to the freight services our service providers provide without contractually set rates. The spot market generally is impacted more quickly than the contract market by overall economic conditions. If rate conditions or a downturn in our end customers’ business cycles causes a reduction in the volume of freight they ship, particularly among certain national retailers or in the food, beverage, retail, manufacturing, paper or printing industries, carrier availability and our operating results would be adversely affected. In addition, the global freight market is also subject to cost increases outside of our control that could materially reduce the amount of global freight services that our end customers require. Such cost increases include, but are not limited to, increases in wage rates, fuel prices, interest rates, taxes, tolls, license and registration fees, insurance, equipment and healthcare for employees. Such conditions could therefore have an adverse effect on our business, results of operations and financial condition, as well as on the price of our ordinary shares.

Acute disruptions to the global supply chain and international shipping, such as the recent disturbances in the Red Sea, could adversely impact our business and results of operations.

Given our operation in the international shipping industry, any material disruptions to the global supply chain or to international shipping routes pose a potential material risk to our business and results of operations. Following the onset of Israel’s war with Hamas in October 2023 that expanded to military conflict with Hezbollah in Lebanon and other state and non-state actors (as described below under “Risks Related to Freightos’ Operations in Israel and Certain Other Jurisdictions - Relations between Israel and the other jurisdictions in which we operate, and geopolitical issues in the various jurisdictions in which our employees and users reside, could materially affect our business.”), the Houthi political and military organization, which controls parts of Yemen, has been launching attacks on marine vessels traversing the Red Sea, including against those vessels that are thought to either be en route towards Israel or to be partly owned by Israelis. These attacks have significantly reduced shippers’ use of the Red Sea, which ordinarily provides a vital maritime route for international trade and, together with the Mediterranean Sea and the Suez Canal that bridges between those two seas, connects Asia with Europe. Most shipping companies and charterers have been routing, and have indicated that they will continue to route their tankers and cargoes via a much longer route around the Cape of Good Hope for the time being as the risk of Houthi attacks on ships remains significant in the Red Sea region. The reduced use of the Red Sea trade route, even though counteracted by increased use of alternate routes, may result in delays in supplier deliveries, extended lead times, and increases in the cost of freight, maritime insurance, purchased materials and manufacturing labor. These costs may lead to reduced sales of goods, and, as a result, reduced volume of shipping, which could lead to reduced usage of our Platform and our other services. That could impact our results of operations and financial condition in a material adverse manner.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ordinary shares or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. We have not generated positive cash flow from operations in the past. While we anticipate that we may be cash flow-even by the end of 2026, there is no guarantee that we will be, and we may not be in the foreseeable future. If we raise additional funds through the sale of equity securities or securities convertible into equity securities, these transactions may dilute the value of our outstanding ordinary shares. We may also decide to issue securities, including protected securities, that have rights, preferences and privileges senior to our ordinary shares. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance any future capital requirements. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

We have experienced growth in recent periods and expect to continue to invest in our growth for the foreseeable future. If we are unable to maintain similar levels of growth or manage our growth effectively, our business, revenue, profits and financial condition could be adversely affected.

We have experienced growth in a relatively short period of time. For example, our total GBV for the year ended December 31, 2024 was approximately $894 million, representing a period-over-period growth rate of 33% over the year ended December 31, 2023. This GBV growth may not be indicative of future growth. For example, future period-over-period GBV growth rates, when compared against the quarterly and full-year results of 2024, may fail to meet the expectations of investors or securities analysts given the accelerated GBV growth experienced during such periods in 2024. Moreover, oscillations in the global freight market may be significant (for example, increased spending on vacations during the summer and holiday seasons rather than on consumer goods in the years following the COVID-19 pandemic, when people vacation more after not having been able to do so during the pandemic due to travel restrictions), which may further impact period-over-period GBV growth rates. Sustaining our growth will place significant demands on our management as well as on our administrative, operational and financial resources. To manage our growth, we must continue to improve our operational, financial and management information systems and processes; expand, motivate, retain and effectively manage and train our workforce; and effectively collaborate with our third-party partners, all of which can be more difficult with an increasingly remote workforce and an increasingly competitive labor market. If we are unable to manage our growth successfully without compromising the quality of our offerings or user experience, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, operating results, financial condition and ability to successfully market our Platform and serve our users could be adversely affected.

Our recent and historical growth should not be considered indicative of our future performance. We have encountered, and will encounter in the future, risks, challenges and uncertainties, including those frequently experienced by growing companies in rapidly changing and highly competitive industries. For example, in July 2023, in light of then-persisting global economic headwinds, in order to enhance our profitability and enable long-term, sustainable growth, we reduced our forecasted revenues for 2023 and adopted an operational efficiency plan that required us to implement cost-savings initiatives and efficiencies, including a headcount reduction of approximately 13%. If our assumptions regarding the risks, challenges and uncertainties that we face, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our financial condition and operating results could differ materially from our expectations and those of investors and securities analysts, our growth rates may slow and our business would be adversely impacted.

We may not successfully manage our growth.

We have grown rapidly and substantially in the last several years, including by expanding our internal resources and by making acquisitions, and in the future may seek to make additional acquisitions and enter into new markets. We intend to continue to focus on growth in our business, including organic growth through bringing on new carriers and Buyers and increased number of transactions with existing market participants. In addition, we may pursue additional transactions to grow into new markets or expand the offerings on our Platform. We may experience difficulties and higher-than-expected expenses in executing these strategies as a result of unfamiliarity with new markets, changes in revenue and business models, entry into new geographic areas, inability to find suitable acquisition partners and increased pressure on our existing infrastructure and information technology systems from multiple project implementations. We may need to curtail such expenses related to our growth from time to time to enhance our profitability, as we did with our operational efficiency plan that we implemented in 2023.

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

Because we expect a significant portion of our future revenue to come from our Platform - with most of our revenue derived from our freightos.com marketplace and WebCargo offerings - our inability to generate revenue from our Platform would adversely affect our business operations, financial results and growth prospects.

We expect to derive a significant portion of our future revenue from our Platform, with most of our Platform revenue derived from our freightos.com marketplace and WebCargo offerings. As such, market acceptance of our Platform, including new offerings, is critical to our continued success, and any failure of our Platform to meet users’ expectations with respect to user experience or the failure of specific features to be effective in attracting and retaining users will have a negative impact on our business. Demand for our Platform is affected by a number of factors beyond our control, including the timing and success of new offerings and services by our competitors, our ability to respond to technological change and to effectively innovate and grow, the ability of our service providers’ information technology systems to handle the volume of searches generated by our Platform, contraction in our market, client spending patterns, global freight activity levels, the size and price of end customer orders on our Platform, changes in traditional freight booking behaviors, macroeconomic trends, such as inflation, interest rate levels and credit conditions, and the other risks identified herein. If we are unable to meet user demands, to expand our offerings or the categories of services offered on our Platform or to achieve and maintain more widespread market acceptance of our Platform, our business operations, financial results and growth prospects will be adversely affected.

Our revenue growth and ability to achieve and sustain profitability depend in part on being able to increase the productivity, effectiveness and efficiency of our sales force.

In order to increase our revenue from our offerings and achieve and sustain profitability, we must improve the effectiveness and efficiency of our sales force and generate additional revenue from new and existing users on an ongoing basis. There is significant competition for sales personnel with the skills and technical knowledge required to maintain a productive and efficient sales force. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, effectively deploying and retaining sufficient numbers of sales and sales support personnel to support our growth. It is difficult to find, and we may be unable to retain, a sufficient number of sales personnel with the specific skills and technical knowledge needed to sell our offerings, particularly in light of the current global labor shortage. Furthermore, hiring and effectively deploying sales personnel, particularly in new markets, is complex and requires additional costs that we may not recover if the sales personnel fail to achieve full productivity. Even if we are able to hire qualified sales personnel, doing so may be costly and lengthy, as new sales personnel require significant training and can take a number of months to achieve full productivity. In addition, new sales personnel do not always achieve productivity milestones within the timelines that we have projected. Not all of our sales personnel and planned hires have or will become productive or do so as quickly as we expect. When our new sales personnel do not become fully productive on the timelines that we have projected, or at all, our revenue will not increase at anticipated rates, or at all, and our ability to achieve long-term projections may be negatively impacted. If our sales personnel are not successful in obtaining new business or increasing sales to our existing user base, our business and results of operations will be adversely affected.

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

We are subject to currency risk, and changes in the relative values of different currencies could have a material impact on our financial results.

The U.S. dollar is our functional currency and our financial results are reported in U.S. dollars. Our revenue is denominated in U.S. dollars, Euros and Canadian Dollars, as well as other currencies to a lesser extent, and certain components of our cost of revenue and operating expenses, primarily payroll and rent, are denominated in New Israeli Shekel (“NIS”) and Euros. We incur expenses in other currencies, such as the Canadian Dollar, Indian Rupee and Chinese Yuan, although to a lesser extent. As a result, we are exposed to the risk that the NIS and Euro may appreciate relative to the dollar, or, if the NIS and Euro instead devalue relative to the dollar, that the inflation rate in Israel and/or Europe may exceed such rate of devaluation of the NIS or Euro, or that the timing of such devaluation may lag behind inflation in Israel or Europe (as applicable). For example, if the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. The NIS depreciated relative to the U.S. dollar by 4.0% and 9.9% in 2022 and 2023, before appreciating by 0.3% during 2024 (in each case, based on the change in the average representative exchange rates throughout those years relative to the applicable prior year). The annual rate of inflation in Israel amounted to 5.3%, 3.0%, and 3.2% in 2022, 2023, and 2024, respectively, while in the Euro Area, the annual inflation rates for 2022, 2023 and 2024 were 9.2%, 2.9% and 2.4%, respectively. The Euro depreciated relative to the U.S. dollar by 12.4% in 2022, appreciated by 2.7% in 2023, and did not change relative to the U.S. dollar in 2024 (in each case, based on the change in the average representative exchange rates throughout those years relative to the applicable prior year).

We do from time-to-time attempt to mitigate the risk of currency rate fluctuations by entering into forward contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and rent. However, there can be no assurance that our attempts to hedge will be successful. Our non-U.S. operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in exchange rate changes or the rate of inflation in the countries where we operate. We are also subject to counterparty risk related to our hedging transactions. If our hedging program is not successful, or if we change our hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates. Any hedging technique we implement may fail to be effective. During the years ended December 31, 2024 and 2023, we entered into forward contracts to hedge certain forecasted payments denominated in NIS for a period of up to twelve months. We had outstanding forward contracts that were not qualified as hedging instruments in a cash flow hedge, in the aggregate notional amount of $1.9 million and $2.5 million as of December 31, 2024 and 2023, respectively. The fair value of the outstanding forward contracts as of December 31, 2024 and 2023 was positive $0.0 million and positive $0.1 million, respectively. If the dollar cost of our operations increases, our dollar-measured results of operations will be adversely affected. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Foreign Currency Risk.”

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

We act as the calculating agent for the Freightos Baltic Index (“FBX”) and the Freightos Air Index (“FAX”). The FBX is published every weekday to provide indicative market prices for shipping a 40-foot container on twelve trade lanes, plus a global average. While we act as the data provider and calculating agent for FBX, the Baltic Exchange in London is the benchmark administrator responsible for legal and regulatory compliance of the benchmark. Six of the twelve FBX indices have futures contract trading on the Chicago Mercantile Exchange and futures contracts for several of the indices are able to be traded on the Singapore Exchange, SGX. These derivative products are new and trading volumes are still minimal, but we believe that FBX is the most used benchmark of containerized shipping prices. The FAX is published daily to provide indicative market prices per kilogram for air cargo on various region-to-region routes. FAX is currently not regulated and we may act as the benchmark administrator for FAX in the future. We may launch further data products including benchmarks in the future.

Our ability to calculate the FBX and the FAX are contingent upon our continued access to market information from the active use of our Platform. Analyzing the underlying data and calculating an index can be operationally challenging and can also be subject to interpretation. We are dependent on a very small group of employees with specialized experience to calculate our indexes. If we lose the services of any of those employees, our ability to maintain the indexes would be at significant jeopardy. Upon the occurrence of certain events, a benchmark administrator or calculation agent may need take one or more of the following actions: (i) postpone the day on which a calculation or publication is due to take place; (ii) suspend the calculation, publication and dissemination of the index; (iii) make a modification or change to the index; (iv) restate historical index data; (v) discontinue and cancel the index; (vi) exercise discretion in the calculation of the index in accordance with the published guide for that index, or (vii) notify the market. For example, the FBX methodology needed to be changed in March 2022 as a result of the underlying data not accurately capturing surcharges imposed on freight shipments and in August 2022 the Baltic Exchange issued a circular notifying the market of incorrect implementation of the calculation methodology. There can be no assurance that if any of the foregoing actions are taken in the future that the indexes will remain credible to the market and continue to be used widely.

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

As of December 31, 2024, we had estimated net operating loss carryforwards for Israeli income tax purposes of $91.9 million available to offset future taxable income recognized in Israel, for Hong Kong income tax purposes of $22.2 million available to offset future taxable income recognized in Hong Kong and for Luxembourg income tax purposes of $44.7 million available to offset future taxable income recognized in Luxembourg. Realization of these net operating loss carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our operating results.

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

Moreover, geopolitical tensions, particularly the Hamas-Israel and the Russia-Ukraine conflicts, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure. We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks and systems, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has yet had a material adverse impact on our operations, financial condition, or reputation, we cannot guarantee that such incidents will not have such an impact in the future. For example, the rising adoption of artificial intelligence in daily operations and products poses additional and new risks, including, without limitation, data privacy and security risks. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls across our business groups and geographies. Despite our efforts, it is possible that our security systems, controls, and other procedures that we follow or those employed by our third-party service providers, may not prevent breaches, failures, or disruptions. Such breaches, failures, or disruptions have in the past and could in the future subject us to the loss, compromise, destruction, or disclosure of sensitive or confidential information, including personal data, or intellectual property, either of our own information or intellectual property or that of our customers (including end customers) or other third parties that may have been in our custody or in the custody of our third-party service providers, financial costs or losses from remedial actions, litigation, regulatory issues, liabilities to customers or other third parties, damage to our reputation, delays in our ability to process orders, delays in our ability to provide products and services to customers, including SaaS or other hosted or managed services offerings, research and development or production downtimes, or delays or errors in financial reporting. Information system breaches or failures at one of our partners, including hosting providers or those who support other cloud-based offerings, may also result in similar adverse consequences. Any of the foregoing could harm our competitive position, result in a loss of customer confidence, and have an adverse impact on our business and harm our business and financial condition.

In the ordinary course of our business, we collect and store data that we are required to protect, including, among other data, personal information about our employees, intellectual property and proprietary business information. We also collect and store data, including through the use of third parties that host the data on our behalf, on behalf of our users, which could include their personal data, and information about their business that they deem proprietary, among other data. Any cyberattack or security incident that leads to unauthorized access, acquisition, use, modification or disclosure of any such information, whether pertaining to us, our users (former, current, prospective), could harm our reputation, cause us not to comply with U.S. federal and/or state, European or other non-U.S., data breach notification laws, data security requirements, our contractual obligations and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information and under contract. In addition, we could be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in our information systems and networks and those of our vendors, including personal information of our employees and company, user and vendor confidential data.

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

Our insurance coverage may not be adequate to cover all losses associated with security incidents, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to address a security incident. As a result, we may be required to expend significant additional resources to protect against the threat of these issues or to alleviate problems caused by the same. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely and there can be no assurance that any measures we take will prevent cyberattacks or security incidents that could adversely affect our business, financial condition, results of operations, cash flows and prospects.

In addition, we work with numerous business partners (including without limitation, vendors, suppliers, service providers, etc.), which themselves are subject to various laws and regulations. A transgression by a business partner, such as a data breach or unauthorized processing, could be associated with our company, thereby causing Freightos reputational damage and adversely affecting our ability to attract or retain customers.

We are vulnerable to intellectual property infringement claims and challenges to our own intellectual property rights brought against us by third parties.

We operate in a highly competitive industry, and there has been considerable activity in the software industry to develop and enforce intellectual property rights. Intellectual property infringement claims against us or our users or third-party partners could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that aspects of our Solutions segment offerings, our Platform, content and brand names do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties, including our competitors. Also, we may in the future be subject to legal proceedings and claims relating to the intellectual property of others, including our competitors. The likelihood of intellectual property-related litigation and disputes may increase due to the increased attention on our market segment due to recent disruptions to the global supply chain. Companies, including non-practicing entities, have also sent us demand letters alleging that we infringe their intellectual property. We may receive such demand letters seeking licensing fees, royalties and damages and demanding that we cease certain commercial activity in the future. Our competitors and other third parties may in the future challenge our registration or use of our trademarks, including “Freightos,” and other intellectual property rights, and such a challenge, even if not successful, could adversely affect our brand and business. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have or trademarks or other rights that pre-date and take precedence over our own. We may also be obligated to obtain licenses from third parties or modify our Solutions segment offerings, our Platform or marketing strategy, and each such obligation would require us to expend additional resources and could divert the attention of management. Some of our infringement indemnification obligations related to intellectual property are contractually capped at a very high amount or not capped at all.

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

We may not pursue or file patent applications or apply for registration of copyrights or trademarks in the jurisdictions in which we have a presence with respect to our potentially patentable inventions, works of authorship and marks and logos for a variety of reasons, including the cost of procuring such rights and the uncertainty involved in obtaining adequate protection from such applications and registrations. Moreover, recent amendments to developing jurisprudence regarding, and possible changes to, intellectual property laws and regulations may affect our ability to protect and enforce our intellectual property rights or defend against claims alleging we are infringing others’ rights. If the intellectual property rights that we develop are not sufficient to protect our proprietary technology and data, our brand, business, financial condition and operating results could be adversely affected.

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

We, along with a significant number of our users, are subject to laws, rules, regulations and industry standards related to data privacy and cyber security, and restrictions or technological requirements regarding the collection, use, storage, protection, retention, transfer and other processing of personal data. For example, the European Union General Data Protection Regulation, or GDPR regulates processing operations carried out in the context of the activities of an establishment in the European Economic Area (the “EEA”), and any processing by entities not established in the EEA and relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA. Also, the United Kingdom has implemented its own version of the GDPR, the so-called U.K. GDPR; therefore, as a practical matter, the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of the activities of an establishment in the United Kingdom, and any processing by entities not established in the United Kingdom and relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of their behavior in the United Kingdom. Accordingly, where we refer to the GDPR in this section, we are also referring to the U.K. GDPR in the context of U.K. processing operations, unless the context requires otherwise.

In the United States, the rules and regulations to which we may be subject include those promulgated under the authority of the Federal Trade Commission, state regulators and regulator enforcement positions and expectations. At the state level, all states have implemented security breach notification laws. Many states have adopted issue-specific laws pertaining to the use of GPS and biometrics, among other technologies. Additionally, various state laws have been passed, imposing obligations regarding the processing of personal data. This trend began with the California Consumer Privacy Act (the “CCPA”) which came into force on January 1, 2020 and created new individual privacy rights for consumers (as that word is broadly defined in that law) and placed increased privacy and security obligations on entities handling personal data of consumers or households. Among other requirements, the CCPA requires covered companies to provide disclosures to California consumers and provide such consumers several rights, including ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations and allows for a cause of action for data breaches. Other similar state laws create numerous privacy and security obligations for businesses and service providers, as well as rights for data subjects and individuals. As our business is directed exclusively to business consumers, we may not be subject to all such consumer-directed privacy laws. Nonetheless, we must evaluate whether and to what extent we are required to comply with any such law; to the extent that we are subject to these or other privacy laws, we may be required to implement additional processes or procedures or change the way in which we do business, ultimately increasing costs and limiting our ability to collect, use and share data subject to those laws.

The GDPR provides that EEA member states and the United Kingdom may make their own further laws and regulations to introduce supplementary requirements in certain areas. Such country specific regulations, as well as differing and/or conflicting interpretations of the GDPR across the EEA and the United Kingdom, may lead to divergence in the application of the laws that govern our processing of personal data across the EEA and/or the United Kingdom. Our endeavoring to comply with each of these laws may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or U.K. operations, or in any operations that could be subject to such laws, and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business and harming our business and financial condition.

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

Globally, governments and agencies have adopted and could in the future adopt, modify, apply or enforce laws, policies, regulations and standards covering user privacy, data security, technologies such as cookies and tracking technologies that are used to collect, store and/or process data, marketing online, the use of data to inform marketing, the taxation of products and services, unfair and deceptive practices and the collection (including the collection of information), use, processing, transfer, storage and/or disclosure of data associated with unique individual internet users. New regulation or legislative actions regarding data privacy and security (together with applicable industry standards) may increase the costs of doing business and could have a material adverse impact on our operations and cash flows.

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

Our business model uses third-party artificial intelligence (“AI”) models. These technologies, while holding immense potential for improving and adding accuracy to our services, such as for enhancing booking and pricing predictions and facilitating shipment detail requests, may still introduce uncertainties that could negatively impact our business. These uncertainties include potential flaws in AI algorithms or training methodologies, biased information in datasets, and offensive, illegal, or otherwise harmful content generated by AI systems. Furthermore, the increasing use of generative AI models in internal systems may create new attack methods for adversaries, posing additional security risks. Our approach to mitigating these risks involves a combination of vigilant monitoring, implementing internal policies for use of AI tools, and investment in our AI technology. However, it is important to note that our ability to innovate or offer certain features and functionality may be constrained by regulatory developments affecting the collection, use, and disclosure of data.

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

In the United States and internationally, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the FTC, and changes in laws, rules, directives and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI. The Colorado AI Act, which will go into effect in 2026, creates duties for developers and for those that deploy AI and there is a specific focus on bias and discrimination. The California AI Transparency Act, which will also take effect in 2026, mandates that “Covered Providers” implement comprehensive transparency measures to disclose (i.e., watermarking) when content has been generated or modified by AI. “Covered Providers” AI systems are publicly accessible within California with more than one million monthly visitors or users.

In Europe, on December 8, 2023, the European Union legislators reached a political agreement on the EU Artificial Intelligence Act (“EU AI Act”), which establishes a comprehensive, risk-based governance framework for artificial intelligence in the EU market. The EU AI Act entered into force on February 2, 2025, with different provisions becoming gradually applicable on different dates. The EU AI Act applies to companies that develop, use and/or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy and, general purpose artificial intelligence models. Furthermore, it includes fines of the higher of €35,000,000 or up to 7% of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices, or the higher of €7,500,000 or up to 1% of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities in certain contexts. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for artificial intelligence in the EU, in order to facilitate civil claims in respect of harm caused by artificial intelligence and to include artificial intelligence-enabled products within the scope of the EU’s existing strict liability regime. The EU AI Act will have a material impact on the way AI is regulated in the EU, and together with developing guidance and / or decisions in this area, likely to affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

Finally, our development of proprietary AI solutions and tools and our use of third party AI solutions and tools could subject us to the risks mentioned above and additional risks to our business deriving from, or associated with, existing or upcoming AI related laws and regulations such as the EU AI Act, enforcement actions related to AI, or court precedents involving AI.

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

We are affected by ever increasing regulations from a number of sources in the global locations in which we operate. Many of these regulations are complex and require varying degrees of interpretation, including those related to payments transactions, trade compliance, data privacy, environmental, employment, compensation and competition, and may result in unforeseen costs.

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

Failure to consistently and timely comply with these or additional regulations, or the failure, breach or compromise of our policies and procedures or those of our service providers or agents, may result in increased operating costs, damage to our reputation, difficulty in attracting and retaining key personnel, restrictions on operations or fines and penalties.

Failure to comply with anti-corruption, anti-money laundering and sanctions laws, and similar laws associated with our activities in and outside of the United States, could subject us to penalties and other adverse consequences.

We have implemented an anti-money laundering compliance program designed to address the risk of our Platform being used to facilitate money laundering, terrorist financing or other illegal activity. Our program may not be sufficient to prevent our Platform from being used to improperly move money or may be found not to satisfy the expectations of our partners or regulators. In addition, if we or a regulator determines that we are required to comply with specific anti-money laundering laws (such as the U.S. Bank Secrecy Act (BSA), 31 U.S.C. § 5311), we may be required to enhance or alter our anti-money laundering compliance program. We also have some policies, procedures and technology designed to allow us to comply with economic sanctions laws in the countries in which we operate and prevent our Platform from being used to facilitate business in countries, regions or with persons or entities included on designated lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Control, which we refer to as OFAC, and other governmental authorities that enforce equivalent restrictions, including within the European Union and Israel. Our efforts to comply with various sanctions regimes and other regulations may be insufficient or not be effective, including in preventing users from using our services within the sanctioned countries and regions. Our partners or regulators may determine that our compliance efforts are insufficient, or we may be required to comply with new sanctions laws and regulations, which may require us to further revise or expand our compliance program. For example, geopolitical events may result in new sanctions negatively affecting our users and business. Given the technical limitations in developing controls to prevent, among other things, the ability of users to publish on our Platform false or deliberately misleading information or to develop sanctions-evasion methods, it is possible that we may inadvertently and without our knowledge provide services to individuals or entities that have been designated by OFAC or by the corresponding European or Israeli authorities, or are located in a country subject to an embargo by the United States, the E.U., or Israel that may not be in compliance with the economic sanctions regulations administered by OFAC or the European or Israeli authorities.

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

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association (the “Freightos A&R Articles”), the Companies Act (As Revised) of the Cayman Islands, as the same may be amended from time to time (the “Companies Act”), and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors (our “Board” or “Board of Directors”) or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber or its Related Persons. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

The Company also reserves the right to refuse to make any redemption payment to a shareholder if directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering, sanctions or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.

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

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue shares with no par value;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

Many of our employees, including much of our management team, operate from our offices that are located in Jerusalem, Israel. In addition, several of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. In October 2023, Israel was attacked by Hamas and other Palestinian organizations operating in the Gaza Strip, and declared war in response, which has included a ground operation in the Gaza Strip. As part of the war, Hezbollah initiated missile attacks against Israel, and Israel has responded, including with a ground operation in southern Lebanon. The Houthi political and military group in Yemen and Iran have also attacked Israel with various types of missiles and drones, and Israel has responded with air force and other attacks. The intensity and duration of Israel’s current war against Hamas and armed conflicts with other groups, as well as the war’s impact on the Company’s employees and operations, and global geopolitical stability, are difficult to predict. The hostilities involving Israel, and any interruption or curtailment of trade between Israel and its trading partners, could adversely affect our operations and results of operations.

Many Israeli citizens are obligated to perform annual military reserve duty each year for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. A small group of our employees has been called for military service, and such persons may be unavailable for extended periods of time. Our operations may be disrupted by such absence, which, if involving several senior executives or board members (although not currently the case) may materially affect our operations in an adverse manner. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict, which have been imposed, and may be imposed again in the future, may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks. It is also possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

Many of our employees, including members of our product, research and development and customer support teams, operate from our offices that are located within the West Bank, in Ramallah and Nablus. From time to time, there have been violent clashes between Israelis and Palestinians living in the West Bank. The Israeli Defense Forces has conducted significant arrests in the West Bank since the onset of Israel’s current war against Hamas. If the violence in the West Bank intensifies or war with Hamas spreads to the West Bank, our teams in Ramallah and Nablus would likely be severely impacted. The Palestinian Authority, which governs the areas where the Ramallah and Nablus offices are, called several general strikes during the war, as a result of which our teams did not perform their duties. Should our teams in Ramallah be unable or unwilling to continue to perform their functions, whether due to violence, strikes or otherwise, the Company will suffer significant negative effects that could adversely impact our results of operations, liquidity and cash flows.

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

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others. The situation has adversely affected the economies in Israel and Ramallah and has been the primary factor that led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies such as Moody’s and S&P Global, which could slow the flow of international investment and thereby negatively impact the infrastructure and business environment in which we operate.

Our Israeli subsidiary currently maintains a beneficial tax treatment status. Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws or our inability to maintain our Israeli subsidiary’s beneficial tax status may adversely affect our results of operations.

We believe our Israeli subsidiary is eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). In 2019, our Israeli subsidiary received a tax ruling from the ITA regarding its entitlement to tax benefits as a Preferred Technological Enterprise subject to compliance with the conditions set forth in such tax ruling and in the Investment Law. The tax ruling was valid from 2018 until the tax year ending in 2022. In order to remain eligible for the tax benefits for Preferred Technological Enterprises, our Israeli subsidiary must apply again and meet certain conditions stipulated in the Investment Law and its regulations, as amended. There is no assurance that our Israeli subsidiary will be eligible for the tax benefits for Preferred Technological Enterprises in the future or that those benefits will be available to it in the future. If these tax benefits are reduced, canceled or discontinued, or if our Israeli subsidiary fails to meet certain conditions, its Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is currently 23%. Furthermore, the reduction, cancellation or discontinuation of the tax benefits for Preferred Technological Enterprises may have adverse tax consequences for our shareholders with respect to tax withholding and the tax rate that would apply on dividends paid by us. For additional information, see “Item 10.E. Additional Information - Certain Material Israeli Tax Considerations” in this Annual Report.

We believe that we are eligible to file consolidated income tax returns in Israel under Israel’s Encouragement of Industry (Taxes) Law, 1969 (the “Tax Law”). We believe that the Company should qualify as a “parent company” under the Tax Law despite being incorporated in the Cayman Islands as it is registered for tax purposes in Israel, controls our Israeli subsidiary and has at least 80% of its assets invested in “industrial companies” (as defined in the Tax Law). While we have obtained an opinion from our tax advisor about filing consolidated tax returns, there is no assurance that the ITA will agree with our position. Should we not be allowed to file consolidated tax returns it means that we would not be able to offset our Israeli subsidiary’s tax losses against gains incurred by the Company. We could face significant tax exposures and/or penalties, fees and interest, which could materially adversely affect our financial condition, results of operations, and prospects.

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

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of Freightos Ordinary Shares. In the past, companies who have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

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

We have filed a registration statement on Form F-3 relating to the Freightos Ordinary Shares issuable upon exercise of the Freightos Warrants, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2024 . Previously, these securities were registered under a Form F-1, which was declared effective on May 1, 2023, and amended by Post-Effective Amendment No. 1, which was declared effective on September 22, 2023. If we do not maintain a current and effective prospectus as part of that Form F-3 at the time that holders wish to exercise such Freightos Warrants, they will only be able to exercise them on a “cashless basis”, provided that an exemption from registration is available. As a result, the number of Freightos Ordinary Shares that holders will receive upon exercise of the Freightos Warrants will be fewer than it would have been had such holder exercised his Freightos Warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their warrants for cash if a current and effective prospectus relating to the Freightos Ordinary Shares issuable upon exercise of the Freightos Warrants is available. Under the terms of the warrant agreement dated as of October 12, 2021, between Continental Stock Transfer & Trust Company, as warrant agent, and Gesher, as amended, we have agreed to use our best efforts to meet these conditions and to file and maintain a current and effective prospectus relating to the Freightos Ordinary Shares issuable upon exercise of the Freightos Warrants until the expiration of the Freightos Warrants. However, we cannot assure you that we will be able to do so. If we are unable to do so, the potential “upside” of the holder’s investment in our Company may be reduced or the Freightos Warrants may expire worthless.

A market for Freightos Ordinary Shares or Freightos Warrants may not develop, which would adversely affect the liquidity and price of Freightos securities.

An active trading market for Freightos Ordinary Shares or Freightos Warrants may never develop or, if developed, may not be sustained. You may be unable to sell your Freightos Ordinary Shares or Freightos Warrants unless a market can be established and sustained. Since becoming public, the Freightos Ordinary Shares and Freightos Warrants have not experienced significant levels of trading on Nasdaq. Low-float stocks are companies with a relatively small number of shares available for public trading. The float of a stock measures the number of shares of a security available for trading. The measure does not generally include closely held securities, those owned by controlling investors, employees, or company owners. See below “Concentrated ownership of our shares by a limited number of shareholders may limit your ability to influence corporate matters and adversely impact share liquidity.”

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

Concentrated ownership of our shares by a limited number of shareholders may limit your ability to influence corporate matters and adversely impact share liquidity

A significant percentage of the Freightos Ordinary Shares is held by a limited number of shareholders, including our founder and early investors. As of March 1, 2025, these shareholders collectively owned approximately 58% of our outstanding shares. As a result of this concentrated ownership, these shareholders have significant influence over matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions.

This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, takeover, or other business combination involving our company that other shareholders may support. It could also discourage a potential investor from acquiring our ordinary shares if the investor sought to gain significant influence over corporate matters or could otherwise conflict with the interests of our other shareholders. These shareholders may have interests that differ from yours and may vote their ordinary shares in a way with which you disagree and which may be adverse to your interests.

The concentrated ownership structure also significantly impacts the liquidity of the Freightos Ordinary Shares in the public market. With a substantial portion of our shares held by a small number of shareholders who may have long-term investment horizons or other reasons to maintain their positions, the free float—the number of shares readily available for trading—is substantially reduced. This limited free float can lead to:

●	Lower trading volumes, making it more difficult for shareholders to buy or sell significant positions without affecting the share price;
●	Increased price volatility, as even relatively small trades may cause disproportionate price movements;
●	Wider bid-ask spreads, potentially increasing transaction costs for all shareholders;
●	Challenges in attracting new institutional investors who often require minimum liquidity thresholds; and
●	Potential difficulties in being included in or maintaining positions in certain stock indices, which could further reduce visibility and investor interest in our shares.

Furthermore, this concentrated ownership may adversely affect the trading price of the Freightos Ordinary Shares because investors may perceive disadvantages in owning shares in a company with significant shareholders who have substantial control over our company. These shareholders may make decisions that prioritize longer-term strategic objectives over short-term financial performance, which may not align with the preferences of other shareholders.

If our significant shareholders were to sell large amounts of Freightos Ordinary Shares in the public market, such sales could cause the market price of Freightos Ordinary Shares to decrease. Conversely, the perceived risk that these shareholders might sell large amounts of Freightos Ordinary Shares could depress the market price of the shares. Additionally, the perception by the investment community that these shareholders might sell large amounts of Freightos Ordinary Shares could also impact the market price of our ordinary shares.

The interests of these significant shareholders may not always coincide with the interests of our other shareholders, and they could take actions that other shareholders do not view as beneficial, potentially adversely affecting the rights, liquidity, and value of your investment.

We are an “emerging growth company” and the reduced disclosure requirements applicable to us may make our securities less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We will remain an emerging growth company until December 31, 2028, though we may cease to be an emerging growth company earlier if (1) we have more than $1.235 billion in annual gross revenue, (2) we qualify as a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act or (3) we issue, in any three-year period, more than $1.0 billion in non-convertible debt securities held by non-affiliates. We currently intend to take advantage of each of the reduced reporting requirements and exemptions described above. As a result, our shareholders may not have access to certain information they may deem important.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, if you hold our securities, you may receive less or different information about us than you would receive about a U.S. domestic public company.

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

As we are a “foreign private issuer” and follow certain home country (Cayman Islands) corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we follow certain home country corporate governance practices rather than corresponding requirements of Nasdaq. Specifically, we are not required to: (i) have regularly scheduled executive sessions with only independent directors each year; (ii) solicit proxies and provide proxy statements for all meetings of shareholders; (iii) obtain shareholders’ approval for certain issuances of securities in connection with the acquisition of shares or assets of another company, a change of control, the establishment of or amendments to equity-based compensation plans and private placements; or (iv) have a minimum of three members on our audit committee. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. For a more detailed description, see “Item 16.G. Corporate Governance.”

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Nasdaq listing requirements and other applicable securities rules and regulations. As such, we incur additional legal, accounting and other expenses compared to when we were a private company. These expenses may increase even more if and when we no longer qualify as an “emerging growth company.” The Exchange Act requires, among other things, that we file annual reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have hired more employees and engaged outside consultants to comply with these requirements, which has increased our costs and expenses.

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

We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee, and qualified executive officers.

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

We have granted in the past, and will also grant in the future, share incentive awards, which may result in increased share-based compensation expenses.

In 2012, our board adopted and our shareholders approved the Tradeos Ltd. 2012 Global Incentive Option Scheme, as amended and/or restated from time to time (the “2012 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with us. In connection with the Business Combination Agreement, on May 31, 2022, the Freightos board approved and adopted the Freightos Limited 2022 Long-Term Incentive Plan (the “2022 LTIP”). Initially, the maximum number of Freightos Ordinary Shares issuable under the 2022 LTIP (for awards through the remainder of 2022) was 1,759,030 Freightos Ordinary Shares (the “Share Pool”). On the first day of each calendar year during the term of the 2022 LTIP, beginning with the calendar year starting January 1, 2023 and continuing for ten calendar years (ending with the calendar year starting January 1, 2032), a number of Freightos Ordinary Shares equal to the lesser of (i) 5% of the number of Freightos Ordinary Shares issued and outstanding on such January 1st date or (ii) an amount determined by our board of directors prior to such date, becomes available for issuance. Any unutilized portion of the Share Pool as of the end of each calendar year is canceled. On January 1, 2023, January 1, 2024 and January 1, 2025, 1,806,876, 2,394,734 and 2,486,345 Freightos Ordinary Shares, respectively, were made available under the Share Pool, which amounts constituted the maximum number of Freightos Ordinary Shares issuable under the 2022 LTIP in those respective years. The 2022 LTIP permits the awards of options, restricted shares, share appreciation rights, restricted share units, or RSUs, performance shares or units, and other share-based awards to employees, directors and consultants of Freightos and its subsidiaries and affiliates. For more information on the share incentive plans, see “Item 6.B. Directors, Senior Management and Employees - Compensation.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will grant share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

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

Based on the composition of our income, assets and operations, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. However, our status as a PFIC requires a factual determination that depends on, among other things, our income, assets and operations in each year. Fluctuations in the market price of Freightos Ordinary Shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Freightos Ordinary Shares from time to time (which may be volatile). Among other matters, if our market capitalization subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held Freightos Ordinary Shares, then, with respect to such Shareholder, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held Freightos Ordinary Shares.

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

Additional Information Regarding Freightos

The mailing address of Freightos’ principal executive office is Planta 10, Avda. Diagonal, 211, Barcelona, Spain, +34 933 799 301, 08018. Freightos’ website address is https://www.freightos.com. We do not incorporate the information contained on, or accessible through, Freightos’ website into this Annual Report, and you should not consider it a part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

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

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year (a) following the fifth anniversary of the date on which Freightos Ordinary Shares were offered in exchange for Gesher Ordinary Shares in connection with the Transactions (which will be December 31, 2028), (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

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

We may utilize these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

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

Principal Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospects- B. Liquidity and Capital Resources” for information about our capital expenditures.

B. Business Overview

Overview

Our mission is to expand trade between people of the world and make global trade more efficient by streamlining air, ocean and ground shipments across carriers, freight forwarders, importers and exporters on the world’s digital freight pricing and booking platform, reducing the friction that plagues global supply chains.

We operate a leading, vendor-neutral pricing, booking and payment platform for international freight. Our global freight booking and payment platforms, freightos.com and WebCargo by Freightos Book (collectively, the “Platform”), supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of freight forwarders, and dozens of airlines and ocean carriers. According to the United Nations Conference on Trade and Development (“UNCTAD”), the value of goods exported internationally reached $23.8 trillion in 2023, representing approximately 23% of global gross domestic product (“GDP”). International trade is facilitated by the third-party logistics market, which, according to logistics research firm Armstrong & Associates, generated 1.2 trillion dollars in revenue in 2023, exceeding pre-pandemic numbers by some 25%.

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

These challenges are exacerbated by ongoing and persistent supply chain problems, making global freight pricing more volatile than most stock and commodity markets. Without digitalization, supply chains are unable to respond to stressors in an agile and cost-effective manner. As a result, supply chains have struggled to adjust in an agile and cost-effective manner to stresses, such as wars, pandemics, inclement weather, strikes, blockages of trade routes, such as the Suez Canal, and “trade wars.”

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

We operate our business in two segments. In our Platform segment, we connect Buyers and Sellers of freight services to provide digitalized price quoting, booking, payments and basic shipment management. In our Solutions segment, we provide software tools and data to help industry participants automate their pricing, sales and procurement processes, or improve their efficiency with market intelligence. In addition to driving significant value for companies around the world, our SaaS products encourage adoption of our Platform. Other companies that have successfully deployed SaaS-enabled marketplace strategies include OpenTable, Zenefits and Carta.

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

Our growth in the number of transactions is illustrated by the following graphic (in thousands):

After several years of consistent and predictable rapid transaction growth, we believe we are well positioned to maintain our accelerated growth trajectory and establish ourselves as a leading platform in the years to come. We also believe that our deep technology and broad network provided us with a first mover advantage in the industry and allowed us to distinguish ourselves from our competitors. As the only vendor-neutral, end-to-end digital booking platform, connecting carriers, forwarders and importers/exporters for air and ocean freight, we are uniquely positioned to lead the international freight industry through a digital transformation that has already begun to gain momentum.

The Market: World Trade and Global Shipping

International trade plays a key role in our global economy, driving job creation and consumer choice. International trade has grown dramatically since World War II, accelerated by the containerization of shipping in the 1960s. Despite repeated challenges, including trade wars, financial crises, natural disasters, and pandemics, global trade has been resilient. The following graphic illustrates the growth of international trade of goods, which reached $23.8 trillion, or about 23% of global GDP, in 2023.

The global trade of goods is directly dependent on international shipping, including ocean, air and land modes of shipping. Almost all importers/exporters outsource international shipping to third-party logistics services providers, with many relying on services from multiple providers. According to Armstrong & Associates, the third-party logistics market generated nearly one trillion dollars of revenue in 2020. The key participants in the international shipping industry are described below:

●	Airline carriers: According to IATA data, approximately half of all international air cargo is transported in the lower deck of passenger planes, while the other half is transported in dedicated “freighter” planes. The largest cargo airlines in 2023, as measured by freight-tonne kilometers flown and excluding express courier airlines, are Qatar Airways, Emirates, Korean and Turkish. United Airlines was the largest cargo airline in the United States. The air cargo market generated an estimated $149 billion in revenue in 2024. Airlines typically work with importers/exporters through freight forwarders who markup and resell air cargo capacity, thereby increasing the market size.

●	Ocean carriers: Maritime research provider Alphaliner ranks MSC, Maersk and CMA-CGM as the largest ocean carriers for containers. The containerized shipping market is less fragmented than other segments. Based on reporting by shipping expert John McCown, we estimate that the ocean liner cargo market generated approximately $239.1 billion of revenue in 2023, before resale and markup by freight forwarders (often known in the ocean context as NVOCCs). Although revenue in 2023 totalled less than half that of 2022 when spot rates were still near pandemic-era record highs, revenue totals through Q3 of 2024 were just 2% lower than year totals for 2023 as freight rates once again climbed significantly in 2024, this time due to Red Sea diversions. Ocean liners often offer services directly to importers/exporters as well as through freight forwarders.
●	Freight forwarders: Freight forwarders arrange and coordinate the transportation of freight. In short, they operate as travel agents for freight; however, the transportation of freight is much more complex than passenger travel as freight does not walk itself on or off a plane or ship, or through customs, like most passengers do. IBISWorld estimated that there are more than 100,000 freight forwarders throughout the world, and Dun & Bradstreet estimated that there are more than 22,000 freight forwarders in the United States. Armstrong & Associates estimated global third-party logistics revenue to be 1.2 trillion dollars in 2023, with Transport Intelligence estimating that nearly a third of the market is attributable to global air and ocean forwarding. Armstrong & Associates ranked the largest freight forwarders, by revenue, as Kuehne + Nagel, DHL Supply Chain & Global Forwarding, DSV and DB Schenker. The largest freight forwarders based in the United States are Expeditors and UPS Supply Chains. Newer entrants, positioning themselves as digital freight- forwarding companies, include Flexport and Forto.
●	Importers/exporters: These are the ultimate customers of the international freight industry. They are often known as “shippers” because they are the customers who are having goods shipped, or as beneficial cargo owners (BCOs). Trade data from multiple nations shows that millions of companies are involved in importing and exporting goods worldwide. Some of the largest importers in the world are Walmart, Target and IKEA. In recent years, the number of small and medium-sized business (“SMB”) importers has increased, in particular niche e-commerce companies, many of whom do not have their own warehouses and use Fulfilled by Amazon and its competitors for their warehousing and last-mile distribution. For example, according to the U.S. Census Bureau, in 2020, the United States had approximately 400,000 small or midsize importers or exporters, responsible for approximately one third of U.S. imports and exports by value.

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

The Opportunity: Challenges in the Industry

A root cause of the underutilization, unpredictability and mispricing pervasive in the international freight industry is that many carriers are unable to provide instant binding price quotes electronically. Freight forwarders, in turn, who need to quote for door-to-door shipments involving multiple carriers, are delayed while they wait for price quotes from the carriers and ultimately increase prices in order to quote without assuming financial risk. When shipments involve multiple freight forwarders or additional intermediaries, such as master loaders, the problem is compounded. Shipments are delayed and prices are inflated by multiple offline intermediaries. Additionally, the ongoing process of tendering annual or, increasingly, quarterly rates between carriers, forwarders and shippers is cumbersome and prone to extensive, inefficient negotiation periods.

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

Our Platform connects Buyers and Sellers of freight services through several means. WebCargo by Freightos and 7LFreight by WebCargo, which connect freight forwarders to carriers, and freightos.com, which connects importers/exporters to logistics service providers. This duality can be understood by rough analogy to passenger travel in which global distribution systems such as Amadeus and Sabre connect travel companies to carriers, while Booking.com, Expedia and others, provide choice of services to the end customer. Unlike passenger travel, international freight effectively did not have a global distribution system before Freightos. For this reason, while travel marketplaces often rely on third-party global distribution systems, we developed and operate both layers of our Platform, WebCargo by Freightos and freightos.com, as illustrated in the following graphic.

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
o

Airlines: We have more than 30 airline groups and 67 individual airlines directly connected to our Platform by API, providing us with real-time rates and enabling electronic bookings. Additionally, we receive static rates directly or indirectly from almost all other airlines. Historically, we have on average added approximately one airline per month with direct API connections, and we believe that most other airlines are committed to digitalization as soon as they have the IT capability. Some of the notable airlines on our Platform include Qatar Airways, Cathay Pacific, Cargolux, Emirates SkyCargo, American Airlines, Lufthansa, IAG Group Cargo (which includes British Airways and Iberia), Turkish Airlines and Air France-KLM.

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

o	Ocean consolidators (less than container load or “LCL”): We are connected directly to two major consolidator networks.
o	U.S. less than truckload (“LTL”) carriers: We have approximately 150 carriers, including trucking third-party logistics providers, connected directly.
o	Other land carriers: We receive rates, mostly static Excel sheets, from various LTL trucking companies, container drayage trucking companies, and rail and express carriers.
●	Freight forwarders: Counting subsidiaries of multinational forwarders separately, more than 3,500 freight forwarders across an estimated 10,000 offices subscribe to our software or use our free WebCargo Sky platform to book with airlines. A majority of the freight forwarders connected to our network are paid subscribers. A smaller number of freight forwarders use our software for managing ocean and land rates, and a few dozen act as Sellers on freightos.com. Nineteen of the top-20 multi-billion-dollar freight forwarders are our customers, including FedEx Logistics, Hellmann, CEVA, BDP and Nippon Express.
●	Importers/exporters: About 15,000 SMB importers/exporters have procured freight services on freightos.com. As our Platform matures, we are receiving more interest from enterprises and are working in pilots or in production with several Global 1,000 companies, with dozens of them using our enterprise solutions, including our market intelligence and tendering platform.

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

Brand

We also believe that Freightos has built a LogTech brand that is highly recognized and respected within the international freight industry.

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

Alongside our investment in #Transactions growth, we are committed to financial responsibility, monetization and capital efficiency. We are guided by the following principles:

●	Monetization: For 2024, our average take rate, which we define as the quotient of net platform revenue divided by GBV, was approximately 0.9%, but some categories of transactions have achieved a take rate of over 10% (including total revenue from Buyers and Sellers purchasing ancillary services).
●	Gross margins: Our IFRS gross margin in 2024 was 65.2% while non-IFRS gross margin was a healthy 72.4%.
●	Capital efficiency: Our current plans are for free cash flow burn in 2025 to be less than in 2024. Our current plans anticipate that 2023 was the peak of our cash burn. Given the size of the opportunity and our high growth rate, and the amount of cash we have on hand, we consider our current planned level of investment appropriate. We expect to reach breakeven on an Adjusted EBITDA basis by the end of 2026.

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

Revenue – Where We Make Money

The following table sets forth the amount of our revenue for the periods presented by geography:

	Solutions	Platform	Total

	(in thousands)
For the year ended December 31, 2024
Europe	$6,818	$58	$6,876
Hong Kong	222	4,284	4,506
United States	6,915	2,247	9,162
Other	1,443	1,798	3,241
Total	$15,398	$8,387	$23,785

	Solutions	Platform	Total

	(in thousands)
For the year ended December 31, 2023
Europe	$5,184	$—	$5,184
Hong Kong	437	3,389	3,826
United States	6,642	2,244	8,886
Other	934	1,451	2,385
Total	$13,197	$7,084	$20,281

	Solutions	Platform	Total

	(in thousands)
For the year ended December 31, 2022
Europe	$4,618	$—	$4,618
Hong Kong	460	3,441	3,901
United States	6,449	1,939	8,388
Other	901	1,277	2,178
Total	$12,428	$6,657	$19,085

Revenue from our Solutions segment is categorized based on the location of our customers. Our revenue from the Platform segment is classified to our business in the location of the billing entity. This classification is independent of where the user resides or where the user is physically located while using our services.

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

Until 2018, we did not have any airlines with digital APIs for instant pricing and bookings. In 2020, we achieved a “critical mass” of several airline connections, thus becoming a viable marketplace. The following timeline illustrates the growth of carrier connections on our Platform, with airlines connecting at an increasing rate:

●	2018: Lufthansa
●	2019: Air France KLM and IAG (IAG includes British Airways, Iberia and other airlines)
●	2020: Delta, Etihad, AirBridgeCargo, SAS and Condor
●	2021: Qatar, Turkish, El Al, Fedex, NAC, LATAM, Finnair and Silkway West
●	2022: American Airlines, Air Canada, Caribbean Airlines, China Southern, Emirates SkyCargo, and Teleport
●	2023: AirBaltic, FitsCargo, jetBlue via Aeronex, Norse Cargo, ANA Cargo, Wideroe, EAL Airlines, Egypt Air, CargoJet, Chapman Freeborn and Virgin Atlantic
●	2024: Virgin Atlantic Cargo, Delta Cargo, Singapore Airlines, Coyne Airways, Thai Airways, Qantas, Pacific Air Cargo, HNA Cargo and CMA CGM Air Cargo.

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

To date, we have retained 100% of the airlines that have connected with a buyer via our Platform. Freight forwarder retention is strong, as demonstrated by the graphic below, in which each line tracks the cohort of freight forwarders who first booked in a given calendar month, indicating how many of them are still booking months later. Approximately 70% to 90% of freight forwarders are still actively booking one year after their first booking, representing strong retention characteristics and repeat business.

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

Company History

Freightos was founded by Dr. Zvi Schreiber in January 2012. Dr. Schreiber is a serial technology entrepreneur who witnessed the inefficiency of global shipping as the Chief Executive Officer of Lightech, which he sold to GE Lighting in 2011. Lightech manufactured electronic power supplies in China and shipped them by air and ocean to the U.S. and Europe. This experience inspired Dr. Schreiber to create a Booking.com-type of experience for global freight. Here are some key milestones of our growth journey:

●	2010 – 2011: Freightos founder Zvi Schreiber, already an experienced software entrepreneur, witnessed the challenges of international shipping as the Chief Executive Officer of Lightech, which was sold to GE Lighting in 2011.
●	2012: Dr. Schreiber founded Freightos. Early discussions commenced with freight forwarders and other industry participants.
●	2013: We offered our first SaaS product for freight forwarders to manage rates and automate quotes, including door-to-door routing. All rates were static from Excel spreadsheets.
●	2016: We acquired WebCargo, then a database for static air cargo rates and a SaaS quoting tool, but not yet a platform.
●	2018: We completed our first airline API integration and the very first step towards transforming WebCargo from a software company to a platform model. We acquired Air Freight Bazaar to establish a team and procure freight forwarder customers in the Indian market. Freightos.com was launched as a marketplace for importers/exporters (building on an earlier pilot), providing instant quote comparison, but quotes were for traditional freight forwarding services without definite voyage information or committed transit times.
●	2020: Airline integrations reached critical mass, and our Platform began to experience rapid growth in airline bookings.
●	2021: We acquired 7LFreight to expand our footprint with U.S. air and trucking freight forwarders. 7LFreight also gave us access to additional U.S. LTL trucking rates.

●	2022: We acquired Clearit, a North American customs brokerage, to provide an improved customs brokerage experience to importers/exporters transacting on freightos.com. We also entered into a business combination agreement for purposes of completing a deSPAC transaction to raise at least $80 million in capital and list on Nasdaq.
●	2023: We consummated the transactions contemplated by the Business Combination Agreement, pursuant to which we became a publicly traded company and the Freightos Ordinary Shares and Freightos Warrants were listed on Nasdaq under the symbols “CRGO” and “CRGOW”. We also expanded our market intelligence solution, Freightos Terminal, with multimodal data and live event feeds.
●	2024: We acquired Shipsta, a Luxembourg-based leading freight-tender procurement platform used by enterprise shippers to procure freight services at scale from leading freight forwarders and carriers.

We are now connecting the two components of our Platform, WebCargo by Freightos and freightos.com, into a unique combined three-sided marketplace, connecting carriers, forwarders and importers/exporters. We are working together with freight forwarders to bring eBookings to the importers/exporters on freightos.com, so that importers/exporters can book instantly with freight forwarders with definite carrier voyages. We are also working to expand API connections to ocean carriers and provide payment services alongside bookings. As a three-sided marketplace, we strive to develop a double flywheel with buyer-brings- seller-brings-buyer in carrier-forwarder interactions and forwarder-importer/exporter interactions:

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

Our Products

WebCargo by Freightos Platform - Connecting Carriers and Forwarders

Professional logistics service providers, mostly freight forwarders, access our Platform via WebCargo by Freightos.

Our WebCargo Platform is only available to professional freight-forwarding companies. Most airlines will only share rates with freight forwarders registered as IATA cargo agents and, accordingly, most buyers on the WebCargo Platform are registered IATA agents. Currently, our WebCargo Platform, including the free Book version, is used by over 3,500 freight forwarders around the world, connecting them to more than 45 operating airlines.

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

The following image is an example of airline rates and availability search results on WebCargo (rates randomized for confidentiality):

This airline booking workflow is available through our free WebCargo Book portal, or embedded in the WebCargo Rate & Quote Air SaaS. WebCargo Rate & Quote Air adds various features, such as enabling freight forwarders to send quotes to their own customers. Freight forwarders and third-party software providers can also embed these booking capabilities into their own portals using the WebCargo Book APIs. For example, Transportation Management System software providers can include the ability to book directly with air carriers while planning a shipment. A similar platform for container ocean bookings is under development.

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

Software-as-a-Service Solutions

We offer the following key products through our SaaS business:

●	WebCargo Rate & Quote (Air): Dynamic airline rates and eBookings. Static airline rates database. Various features for freight forwarders quoting to their customers.
●	WebCargo Rate & Quote (Multimodal): Multi-modal rate repository. Sophisticated tools for automatically processing door-to-door routing and quotes.
●	Data Services: Digitalizing static carrier rates provided in Excel.
●	WebCargo Airline: Enables airlines to control bookings and optimize pricing with real- time booking analytics.
●	Shipsta Procure: Enables shippers or forwarders to manage their ongoing tender procurement process from their logistics service providers semi-automatically.

The following graphic is an example of the WebCargo Airline:

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

FBX is also available on Bloomberg and Refinitiv screens. Six of the twelve FBX indices have futures contract trading on the Chicago Mercantile Exchange and futures contracts for several of the indices are able to be traded on the Singapore Exchange. These derivative products are relatively new and trading volumes are still minimal. We receive a small, flat license fee per container for every future contract traded.

Based on press mentions, we believe that FBX is the most used benchmark of containerized shipping prices. Examples of the many organizations who have subscribed to FBX are Dell, Nike, Costco and Amazon.

The following graphic shows FBX01 index with the indicative price for shipping a 40’ container from China/East Asia to North America West Coast:

Freightos Air Index

The FAX is published weekly to provide indicative market prices per kilogram for air cargo on various pairs of 58 major airports, as well as airport-to-region and region-to-region. The following shows the FAX global average $/kg rate.

Freightos Terminal My Routes

We sell subscriptions for weekly pricing reports customized based on specific customer requirements, that offer real-time port-port or airport-airport pricing data and updates, including live event feeds, transit time updates and more. This product enhances our engagement with importers/exporters, as well as freight forwarders, some of which become customers of our Platform.

Clearit – Customs Brokerage

Clearit is a licensed customs broker for imports to the United States and Canada. We acquired Clearit in February 2022. It is highly digitalized with many aspects of onboarding customers and customs brokerage services delivered online in a semi-automated manner.

7LFreight by WebCargo - U.S. Air and LTL Rate Management

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

For many companies dealing with physical goods, such as manufacturers, distributors and retailers, global freight is a significant component of their “scope 3” indirect GHG emissions. In March 2022, the SEC proposed rule changes that would require registrants to include certain climate-related disclosures in their registration statements and periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements. The SEC proposed that “a registrant would be required to disclose GHG emissions from upstream and downstream activities in its value chain (Scope 3), if material or if the registrant has set a GHG emissions target or goal that includes Scope 3 emissions.” This proposed rulemaking has become subject to extensive litigation, and the SEC has asked the court to pause the litigation. It is expected that the SEC will either withdraw or significantly reduce the extent of the required GHG disclosures of registrants. If the SEC does require some form of climate-related disclosure that is upheld by the courts, or if individual states impose GHG emissions disclosure (as California has done), or others in the freight industry voluntarily report that information, that could bring more attention to emissions from international freight shipping.

In light of potential required or voluntary disclosure by participants in the freight industry, we endeavor to provide visibility into freight emissions by calculating emission estimates alongside every quote on freightos.com and WebCargo, enabling Buyers to select Sellers based on carbon footprint, as well as price, transit time and service. Our emissions estimator is guided by the European EN 16258 standard methodology. We also provide a free carbon emissions estimation calculator on our website.

We hope that our emissions estimator will help supply chain companies and their logistics service providers to make greener choices for transportation, reducing carbon emissions in our industry.

Intellectual Property

We have a utility patent on our routing engine, which has been granted in Canada. We have a design patent/community design registration on our matrix display for dynamic carrier rates, which is registered in Europe and the United States. The name Freightos® is registered as a trademark in the European Union, the United States, China, India, Israel, the name WebCargo® is registered in the European Union, the United States and India and the name Shipsta® is registered in the European Union. In addition to the foregoing registered intellectual property, our proprietary software platform and web-based offerings are covered by a combination of trade secret and copyright protections. We own all of the domain names we use in our business, including freightos.com, webcargo.co, clearit.com, clearitusa.com, shipsta.com and 7lfreight.com.

Competition

Each of our products faces different competitors; however, we do not believe that there is any one competitor competing with the totality of our Platform.

WebCargo by Freightos Platform

We believe that our WebCargo by Freightos Platform for air cargo bookings is, by a considerable margin, the biggest platform of its kind, both in terms of airline supply and in terms of freight forwarder customers booking with it. Notable competitors are Cargo.one, Cargo.AI, Cargowise and CargoBooking.aero.

Freightos.com Platform

Freightos.com competes indirectly with importers/exporters directly interfacing with specific freight forwarders or carriers rather than using a platform. There are also competing online platforms for importers/ exporters, such as Cogoport and FreightMango, which we believe to be considerably smaller than freightos.com.

Solutions

Different WebCargo by Freightos SaaS products compete with different competitors, including Portrix, Catapult and CargoSphere, and Freightify. Most of the products have some overlap with the product suite of WiseTech. Some overlap with products from Descartes and Magaya and others. 7LFreight for airport cartage rates competes with Air Cargo Inc. For LTL rates, there are several competitors, however, most are integrated with Transportation Management Systems rather than standalone rate repositories.

Freightos Procure (Shipsta) products are available for both shippers and forwarders and compete with Freightender, Tendereasy, Transporeon, and non-freight specific sourcing software such as Keelvar. Freightos Terminal competes with other providers of freight data, including Xeneta, Platts and Drewery, and TAC and WorldACD for air cargo.

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

United States

In contrast to other countries around the world, the United States has not implemented a comprehensive data protection law at the federal level. Instead, the United States has taken a sectoral approach to data privacy and security, legislating in areas of specific risk, including, financial privacy, children’s privacy, and healthcare privacy, among others. In addition to the sector-specific laws, the United States regulates privacy through the Federal Trade Commission Act’s restriction on unfair and deceptive trade practices.

In addition to the federal laws, several states have adopted comprehensive data protection laws. As one example, the CCPA includes additional and more stringent requirements on businesses that are subject to the law. Other states including Colorado, Texas, Virginia, Connecticut, Montana, Florida, Oregon, Delaware, Iowa, New Jersey, Nebraska, New Hampshire and Utah have also passed comprehensive data protection laws, none of which are identical. In addition, numerous states have pending data protection or issue-specific privacy laws. Freightos will need to evaluate the scope to which any of the foregoing laws is applicable and take the necessary steps to comply.

In addition to the above laws focused on data privacy, federal regulators and some states have adopted laws and guidance aimed at data security in Freightos’ possession and control. Although the state laws vary in scope, certain of the laws may have an impact on our approach to data protection and cybersecurity. At a minimum, these laws may require that we maintain a written information security program and an incident response plan.

Furthermore, on December 27, 2024, the Department of Justice issued a Final Rule to implement the Executive Order (E.O.) 14117 “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern” (“Final Rule”). This Final Rule will come into effect on April 8, 2025, with certain affirmative due diligence, reporting, and auditing requirements taking effect on October 6, 2025. The Justice Department established and implemented a new regulatory program to address the urgent and extraordinary national security threat posed by the continuing efforts of countries of concern to access and exploit Americans’ bulk sensitive personal data and certain U.S. Government-related data. This presents new risks for companies operating globally.

European Union and the United Kingdom

The European Union’s (EU) General Data Protection Regulation (EU) 2016/679 became effective in May 2018, and is generally applicable to companies that process personal data of data subjects in the EU. The United Kingdom has adopted its own version of the EU General Data Protection Regulation. Both versions together are collectively referred to as the “GDPR”. The GDPR contains comprehensive data protection regulations pertaining to the collection, use, retention, disclosure, minimization, and other processing of personal data, with substantial monetary penalties of up to 4% of global turnover for noncompliance. Among other requirements, the GDPR mandates enhanced notice requirements to data subjects regarding the processing of their data, when feasible regulator notification within 72 hours in the event of a data security breach, and stringent processing requirements on data processors. Legal developments in the EU have also made it more stringent to transfer personal data outside of the EU to countries that the EU has not deemed to have adequate privacy laws, including the United States. Although the European Commission adopted an adequacy decision for the UK on June 28, 2021, allowing the continued flow of personal data from the EEA to the UK, this decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. The decision will be regularly reviewed by the European Commission going forward and may be revoked if the UK diverges from its current data protection laws and the European Commission deems the UK to no longer provide adequate protection of personal data. On July 11, 2023, the European Commission brought into effect its adequacy decision for the EU-US Data Privacy Framework (a new framework for transferring personal information from the EEA to the United States), having determined that such framework ensures that the protection of personal information transferred from the EEA to the US will be comparable to the protection offered in the EU. The UK has also approved a UK extension to the EU-US Data Privacy Framework, which was brought to the Parliament on September 21, 2023 and came into force on October 12, 2023. However, this decision may face legal challenges, with the NGO “NOYB - European Center for Digital Rights” already having announced its intention to challenge the Framework before the Court of Justice of the European Union (“CJEU”). Therefore, the Framework may ultimately be invalidated by the Court. We will continue to evaluate the application of these regulations and requirements.

Israel

The Israeli Privacy Protection Law, 1981 (“PPL”), and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security) 2017 (“Security Regulations”) impose obligations regarding processing, transferring and securing of personal data. In addition, in 2023, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations”) were enacted and consequently provide, in certain cases, additional rights to data subjects from the EEA and Israel.

A material amendment to the PPL was approved by the Israeli Parliament in August 2024 and will take effect on August 14, 2025 (“Amendment 13”). Among other things, Amendment 13 expands the Privacy Protection Authority investigation authority and the monetary sanctions that can be imposed for breach of the PPL and its regulations, to substantial amounts that may reach in certain cases millions of NIS.

Therefore, significant changes to the PPL and its regulations may necessitate adjustments to our data protection and security practices.

Non-compliance with the PPL and its regulations could result in enforcement actions, litigation (including class actions), fines and penalties. We will continue to evaluate the application of these regulations and requirements.

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

The table below is a list of our active subsidiaries, all of which are directly or indirectly wholly owned:

Subsidiary Name	Jurisdiction of Incorporation
Freightos Hong Kong Limited	Hong Kong
Freightos India Private Limited	India
Web Cargo, S.L.U.	Spain
Freightos Ltd	Israel
Freightos Software Development and Data Services Ltd.*	Palestinian Authority
Freightos Information Technology (Shanghai) Co., Ltd.	China
Freightos Inc.	Delaware, USA
Clearit Customs Brokers Inc.	Canada
9T Technologies LLC (d/b/a 7LFreight)	Oregon, USA
Clearit Customs Services, Inc.	Delaware, USA
Shipsta S.à r.l.	Luxembourg

*Some of the shares are held in trust.

D. Property, Plants and Equipment

We currently lease offices in Jerusalem, Barcelona, Ramallah, Nablus, Sandy (Oregon), Montreal, Champlain (New York), Mertert (Luxembourg) and Chennai. We also have a small number of employees or contractors without a dedicated office in Argentina, China, Germany, Japan and the United Kingdom, and, from time to time, elsewhere.

The lease terms for the spaces that we currently occupy are generally one to four years. Based on our current occupancy, we lease the following amount of office space in the following locations (offices over 500 square feet), which constitute our primary locations:

●	Jerusalem, Israel - approximately 5,005 square feet
●	Barcelona, Spain – approximately 12,142 square feet
●	Palestinian Authority (Ramallah and Nablus) – approximately 17,717 square feet
●	Montreal, Canada - approximately 2,250 square feet
●	Champlain, New York – approximately 2,560 square feet
●	Chennai, India - approximately 995 square feet
●	Mertert, Luxembourg - approximately 6,518 square feet

In 2024, our rental costs totaled $1.0 million, in the aggregate, for all of our leased offices. We believe that our existing facilities are adequate for our current needs.

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

Unless the context otherwise requires, all references in this section to the “Company,” “Freightos,” “we,” “us,” or “our” refer to Freightos Limited, including its subsidiaries, after May 27, 2022, and for periods through May 27, 2022, to the business which belonged to Freightos HK, including its subsidiaries.

A. Operating Results

Overview

Our mission is to expand trade among the people of the world by digitalizing the international shipping industry, reducing the friction that plagues global supply chains.

We operate a leading, vendor-neutral booking and payment platform for international freight. Our Platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers and exporters, thousands of forwarders, and dozens of airlines and ocean carriers. According to UNCTAD, the value of goods traded internationally reached a record level of $23.8 trillion in 2023, representing 23% of the world’s gross domestic product. International trade is facilitated by the third-party logistics market, which, according to logistics research firm Armstrong & Associates, generated $1.2 trillion in revenue in 2023.This exceeded pre-pandemic results in 2019 by some 25%.

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

We believe that the key metric for the size of our marketplace is #Transactions and GBV, which represents the value of transactions consummated between Buyers and Sellers on our Platform. We also believe this metric to be a bellwether of marketplace liquidity and growth, correlated to the potential for Platform revenue. GBV on our Platform started growing rapidly in 2020 as carriers, primarily airlines, increasingly adopted digital cargo sales and bookings. However, GBV is directly influenced by varying price levels in the industry which is why the #Transactions provides a more stable indicator of growth in our Platform’s scope and liquidity.

We are focused on growing #Transactions and the resulting GBV. Alongside this growth we are gradually increasing value to Platform users, allowing us to increasingly monetize transactions to generate increased revenue. We enjoy strong gross margins, and unit economics, so that growth in our #Transactions and GBV flow through to gross profit, bringing us ever closer to net profits.

Between the year ended December 31, 2023 and the year ended December 31, 2024, GBV grew from $671.7 million to $894.0 million, and between the year ended December 31, 2022 and the year ended December 31, 2023, GBV grew from $610.8 million to $671.7 million. For the year ended December 31, 2022, the GBV is provided on a pro forma basis, after giving effect to the Clearit acquisition as if it occurred on January 1, 2022 (the acquisition closed in February 2022).

In addition, although the 7LFreight business is primarily part of our Solutions segment it also generates GBV from trucking bookings, which we only started counting in our GBV calculations as of when this data became available in mid-June 2022.

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

Platform Growth Dynamics

Currently, our primary business objective is scaling booking #Transactions on our Platform. As our Platform grows and matures, expanding across more regions, carriers and modes, and as we increase value to users, we expect Buyers and Sellers will be willing to pay higher fees for our services, so that revenue growth will follow GBV growth after some time lag.

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

Significant Events and Transactions

Business Combination and Public Company Costs

On January 25, 2023, we consummated the Business Combination with Gesher, Merger Sub I and Merger Sub II, pursuant to which, on the terms and subject to the conditions set forth therein, (i) Merger Sub I merged with and into Gesher, with Gesher surviving the First Merger as a wholly owned subsidiary of Freightos, and (ii) Gesher merged with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Freightos. Immediately prior to the First Merger, Freightos and its shareholders completed a recapitalization pursuant to which the only outstanding equity securities of Freightos are Freightos Ordinary Shares and certain options to acquire Freightos Ordinary Shares that remain outstanding after the Business Combination.

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

As a consequence of the Business Combination, Freightos Ordinary Shares were registered under the Exchange Act and listed on Nasdaq, which required Freightos to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Freightos has been incurring additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees. For more information about the Business Combination, see “Item 4 Information on the Company - History and Development of the Company” in this Annual Report.

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

In August 2024, we acquired all of the shares of Shipsta S.àr.l, the operator of a freight tender procurement platform used by enterprises to procure freight at scale from freight forwarders and carriers. Upon closing of the acquisition, we paid $3.5 million in cash and issued 539,966 Freightos Ordinary Shares to the sellers. Additional amounts of $0.5 million in cash and 77,705 Freightos Ordinary Shares that may be due from us to the sellers have been retained by us (in the case of the additional cash) or were issued to the sellers but remain subject to transfer restrictions (in the case of the additional shares) and may be used by us to satisfy any potential indemnification claims that we may have against the sellers.

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

Our Platform revenue has evolved as our Platform grows and matures. In certain cases, Sellers may utilize our Platform without charge for a limited period of time or benefit from other special arrangements. Overall, our operational Platform revenue take rate ranges from zero to approximately 10% of booking value, with an average of approximately 0.9% during 2024.

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

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
#Transactions	229,211	239,427	269,175	286,938	295,604	316,480	339,060	350,383
GBV (in thousands)	$168,701	$154,810	$160,658	$187,545	$192,416	$203,388	$217,541	$280,696
#Unique Buyer Users	16,226	16,438	17,312	17,586	17,992	19,088	19,749	20,131
#Carriers	37	37	39	45	49	51	55	67

#Transactions

#Transactions represents the number of bookings for freight services, and related services, placed by Buyers across our Platform with third-party Sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of Transactions booked on the Freightos platform in any given time period are net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

Gross Bookings Value

Gross Bookings Value (“GBV”) represents the total value of Transactions on the Freightos platform, which is the monetary value of freight and related services contracted between Buyers and Sellers on our Platform, plus related fees charged to Buyers and Sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on our Platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of our Platform and our opportunities to generate Platform revenue.

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

#Carriers

#Carriers represents the number of unique air and ocean carriers, mostly airlines who have been sellers of Transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo Transactions as we do not have a direct booking relationship with them. Carriers include ocean LCL consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.

Solutions Segment

We do not currently utilize supplemental key performance indicators for our Solutions segment, as we believe revenue provides a good indication of this segment’s performance.

Key Factors Affecting Our Performance

We believe our performance and future success depend on several factors, including those discussed below and in “Item 3.D. Risk Factors” of this Annual Report.

World Trade and Industry Trends

International freight shipping helps to enable world trade, specifically the exchange of goods between countries. We believe that the size of the total addressable market for our Platform is positively correlated with world trade in goods. Since the early 1940s, world trade has increased dramatically in most decades, but the size of our addressable market could contract if world trade is reduced by recession, trade wars, reshoring/nearshoring and other factors. Historical trends indicate that even following major stressors, such as the 2008 Financial Crisis, global trade has continued to steadily expand, as presented in the following illustration of the global trade of goods by value, which we created from information available from UNCTAD.

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

Shipping Costs

Our GBV is impacted by market rates of air and ocean shipping. Some of our Platform revenue is generated as a percentage of GBV and directly impacted when price levels change, whereas some of our revenue is generated from flat per-transaction fees and not directly impacted by shipping costs, although it is still impacted by shipping volumes. We believe that lower market rates may attract more small and medium business importers/exporters to our Platform and may therefore increase the volume of transactions on our Platform, partially offsetting lost GBV and revenue as a result of lower market rates.

The following graphic of our FBX01 index illustrates the volatility of an indicative price for shipping a 40- foot container Trans-Pacific from East Asia to North American West Coast. We view the FBX01 index as a bellwether trade lane. The graph shows clearly the dramatic price increases during the COVID-19 pandemic, the sharp slump due to dropping demand and excess capacity post-COVID, and the sharp increase once again in 2024 due to the Red Sea crisis, which caused increased shipping distances, heightened fuel consumption and rising insurance premiums.

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

Transaction Growth Strategy

We are focused on our long-term Platform potential as measured primarily by Transactions. GBV is a secondary measure of our Platform growth - it shows how much revenue is booked by Buyers with Sellers on our Platform; however it is influenced by fluctuations of freight rates, which are out of our control. We believe that our market opportunity is immense, and we will continue to invest significantly in scaling in order to enhance our growth prospects. Our growth depends, in part, on our users’ experience, and we continue to invest heavily in research and development to create a modern, stable, fast-performing, user-friendly Platform. We have successfully introduced new features and capabilities on our Platform and plan to continue to do so. We intend to continue to invest in sales and marketing. We have also leveraged complementary acquisitions to expand our user base and improve our offerings.

We believe that investments in growth will have a strong positive impact on our long-term financial results. We intend to implement a responsible expenditure strategy, limiting our spending and therefore our negative free cash flow, while maintaining high gross profit margins and a goal to achieve positive free cash flow with the cash reserves on hand. In particular we seek to moderate the growth in our operating expenses so that such growth is much slower than the growth in our top line and gross profit, which is how we achieve improving profitability.

The success of our efforts to enhance our long-term Transaction potential may be impacted by our competition. For additional information, see “Item 4.B. Information on the Company - Business Overview - Competition.”

Global Disruptions such as the Red Sea Crisis

The Red Sea Crisis initially created significant disruption to shipping, including a sharp increase in shipping rates, while subsequently, shipping routes settled down to a new normal, mostly avoiding the Suez Canal, and rates have remained higher.

High shipping prices affect our business in a mixed way. While increasing GBV per transaction, and in some cases increasing Platform revenue per Transaction, higher prices likely decrease #Transactions, as some importers/exporters, especially SMBs, are price sensitive.

Operational issues also have a mixed approach on our Platform. On the one hand, any disruption to shipping patterns, due to trade wars, pandemics, strikes, weather, or wars, sends people looking for alternatives, which is good for a marketplace. On the other hand, disruptions negatively impact the overall Buyer experience on our Platform, even if the disruption is totally out of our control.

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

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related expenses attributable to our finance, legal, human resources and operations functions. General and administrative expenses also include costs related to outside consulting, legal and accounting services, rent and insurance. For the year ended December 31, 2024, general and administrative expenses also include a goodwill impairment loss. We expect to continue to invest in our corporate infrastructure and to incur additional expenses associated with operating as a public company, including legal and accounting costs, investor relations costs, insurance premiums and compliance costs.

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

Finance Income

Finance income consists primarily of interest income on short-term deposits and investments, changes in the fair value of contingent consideration and certain financial liabilities, and hedging income.

Finance Expenses

Finance expenses consist primarily of bank charges, foreign exchange rate differences, net, interest expense in respect of our lease liabilities, and hedging expense.

Income Taxes (tax benefit), net

Income taxes consist primarily of income taxes attributable to our subsidiaries in the US, Spain and the Palestinian Authority, which have been profitable in recent years, and, to a limited extent, certain other jurisdictions. Tax benefits in the year ended December 31, 2023 consisted mainly of an increase in deferred tax assets attributable to our subsidiaries in the U.S. Our subsidiaries in Hong Kong, Israel and Luxembourg have accumulated significant carry-forward losses for tax purposes in past years, for which we do not recognize deferred tax assets because the utilization of such assets in the foreseeable future is not probable. As we expand our international business activities, any changes in the tax regime of the jurisdictions in which we operate may increase our overall provision for income taxes in the future.

Pursuant to a ruling received by us from the ITA, we are required to register for tax purposes in Israel and, accordingly, will be treated as an Israeli resident company for Israeli tax purposes. The current corporate tax rate in Israel is 23%. However, the corporate tax rate applicable to a company’s income that is eligible for certain tax benefits under Israeli government programs may be considerably lower. For additional information see “Item 10.E. Additional Information - Certain Material Israeli Tax Considerations.”

Year ended December 31, 2024, compared with the years ended December 31, 2023 and 2022

The following table summarizes Freightos’ historical results of operations for the years ended December 31, 2024, 2023 and 2022. The data contained in the table has been derived from our audited consolidated financial statements included in this Annual Report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this Annual Report.

The below tables provide data for each of the years ended December 31, 2024, 2023, and 2022. However, the below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2023 and 2022. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Year ended December 31, 2023, compared with the year ended December 31, 2022” in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 21, 2024.

	Year ended December 31,
(dollars in thousands)	2024	2023	2022
Revenue	$23,785	$20,281	$19,085
Cost of revenue	8,285	8,479	7,859
Gross profit	15,500	11,802	11,226
Operating expenses:
Research and development	10,275	11,507	10,217
Selling and marketing	13,880	14,384	12,749
General and administrative	14,292	12,407	9,645
Reorganization	—	884	—
Share listing expense	—	46,717	—
Transaction-related costs	—	3,703	2,887
Total operating expenses	38,447	89,602	35,498
Operating loss	(22,947)	(77,800)	(24,272)
Change in fair value of warrants	(965)	9,440	—
Finance income	2,211	3,189	194
Finance expenses	(178)	(387)	(454)
Financing income (expenses), net	2,033	2,802	(260)
Loss before taxes on income	(21,879)	(65,558)	(24,532)
Income taxes (tax benefit)	612	(85)	169
Loss	$(22,491)	$(65,473)	$(24,701)

	Year ended December 31,
(as % of revenue)	2024	2023	2022
Revenue	100%	100%	100%
Cost of revenue	35	42	41
Gross profit	65	58	59
Operating expenses:
Research and development	43	57	54
Selling and marketing	58	71	67
General and administrative	60	61	51
Reorganization	—	4	—
Transaction-related costs	—	18	15
Share listing expense	—	230	—
Total operating expenses	161	441	187
Operating loss	(96)	(383)	(128)
Change in fair value of warrants	(4)	47	—
Finance income	9	16	1
Finance expenses	(1)	(2)	(2)
Financing income (expenses), net	8	14	(1)
Loss before taxes on income	(92)	(322)	(129)
Income taxes	3	(*)	1
Loss	(95)%	(322)%	(130)%

*Less than 1%

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
Platform	$8,387	$7,084	$1,303	18%
percentage of total revenue	35%	35%
Solutions	$15,398	$13,197	$2,201	17%
percentage of total revenue	65%	65%
Total revenue	$23,785	$20,281	$3,504	17%

Revenue increased by $3.5 million, or 17%, to $23.8 million for the year ended December 31, 2024, compared to $20.3 million for the year ended December 31, 2023.

Platform revenue increased by $1.3 million, or 18%, to $8.4 million for the year ended December 31, 2024, compared to $7.1 million for the year ended December 31, 2023. The increase was primarily a result of an increase in the number of transactions.

Solutions revenue increased by $2.2 million, or 17%, to $15.4 million for the year ended December 31, 2024, compared to $13.2 million for the year ended December 31, 2024. The increase was primarily a result of strong customer acquisition during the year ended December 31, 2024 and as a result of the acquisition of Shipsta which increased solution revenue by $0.7 million.

Cost of Revenue

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
Cost of revenue	8,285	8,479	(194)	(2)%
Total gross margins	65%	58%

Cost of revenue decreased by $0.2 million, or 2%, to $8.3 million for the year ended December 31, 2024, compared to $8.5 million for the year ended December 31, 2023. The decrease was primarily due to a decrease in share-based compensation of $0.3 million and a decrease in personnel-related costs of $0.2 million, offset, in part, by an increase in amortization of technology of $0.2 million related mainly to the acquisition of Shipsta.

Research and Development

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
Research and development	$10,275	$11,507	(1,232)	(11)%
Percentage of total revenue	43%	57%

Research and development expenses decreased by $1.2 million, or 11%, to $10.3 million for the year ended December 31, 2024, compared to $11.5 million for the year ended December 31, 2023. The decrease was primarily due to a decrease in personnel-related costs of $0.6 million and a decrease in share-based compensation of $0.5 million.

Selling and Marketing

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
Selling and marketing	$13,880	$14,384	(504)	(4)%
Percentage of total revenue	58%	71%

Selling and marketing expenses decreased by $0.5 million, or 4%, to $13.9 million for the year ended December 31, 2024, compared to $14.4 million for the year ended December 31, 2023. The decrease was primarily due to a decrease in digital advertising of $0.5 million and a decrease in share-based compensation of $0.4 million, offset, in part, by an increase in personnel-related costs of $0.3 million.

General and Administrative

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
General and administrative	$14,292	$12,407	1,885	15%
Percentage of total revenue	60%	61%

General and administrative expenses increased by $1.9 million, or 15%, to $14.3 million for the year ended December 31, 2024, compared to $12.4 million for the year ended December 31, 2023. The increase was primarily due to a goodwill impairment loss of $3.0 million in the year ended December 31, 2024 and a gain from change in the fair value of contingent consideration of $1.6 million in the year ended December 31, 2023, offset, in part, by a decrease in personnel and related expenses of $0.8 million, a decrease in insurance costs of $0.6 million, a decrease in consulting expenses of $0.6 million and a decrease in share-based compensation of $0.6 million, in each case in the year ended December 31, 2024.

Reorganization Expenses

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
Reorganization expenses	$—	$884	(884)	(100)%

Reorganization expenses decreased by $0.9 million, or 100%, to zero for the year ended December 31, 2024, compared to $0.9 million for the year ended December 31, 2023. The decrease was due to the Company’s reorganization in July 2023, which included significant severance payments, which were not repeated in the year ended December 31, 2024.

Share-Listing Expenses

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
Share listing expense	$—	$46,717	$(46,717)	(100)%

Share listing expense decreased by $46.7 million, or 100%, to zero for the year ended December 31, 2024, compared to $46.7 million for the year ended December 31, 2023. The decrease was due to non-recurring, non-cash, share-based listing expense incurred in connection with the Business Combination, which was not repeated in the year ended December 31, 2024.

Transaction-related Costs

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
Transaction-related costs	$—	$3,703	(3,703)	(100)%

Transaction-related costs decreased by $3.7 million, or 100%, to zero for the year ended December 31, 2024, compared to $3.7 million for the year ended December 31, 2023, due to the costs incurred in connection with the Business Combination that was completed in January 2023, which were not repeated in 2024.

Change in Fair Value of Warrants

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
Change in fair value of warrants	$(965)	$9,440	$(10,405)	(110)%

Change in fair value of warrants decreased by $10.4 million, or 110%, to ($1.0) million for the year ended December 31, 2024, compared to $9.4 million in the year ended December 31, 2023. The decrease was due to fluctuations in the market price of the Freightos Warrants in 2024 as compared to 2023.

Finance Income

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
Finance income	$2,211	$3,189	(978)	(31)%

Finance income decreased by $1.0 million, or 31%, to $2.2 million for the year ended December 31, 2024 compared to $3.2 million for the year ended December 31, 2023. The decrease was primarily due to a decrease in interest on deposits of $0.6 million, a decrease in hedging income of $0.1 million and a decrease in financial income as a result of change in fair value of contingent consideration of $0.1 million.

Finance Expenses

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
Finance expenses	$(178)	$(387)	209	(54)%

Finance expenses decreased by $0.2 million, or 54%, to $0.2 million for the year ended December 31, 2024, compared to $0.4 million for the year ended December 31 2023, primarily due to a decrease in exchange rate differences, net, of $0.2 million.

Income Taxes (tax benefit), net

	Year ended December 31,		2024 vs. 2023
(in thousands, except for percentage)	2024	2023	Change $	Change %
Income taxes (tax benefit)	$612	$(85)	697	(820)%

Income taxes increased by $0.7 million, or 820%, to $0.6 million for the year ended December 31, 2024, compared to ($0.1) million of tax benefit for the year ended December 31, 2023, primarily due to an increase in deferred tax expense of $0.8 million resulting from the timing difference in utilizing certain tax benefits and our estimation with respect to future utilization of deferred tax assets by some of the group’s subsidiaries.

Non-IFRS Financial Measures

Our management team uses loss before income taxes, finance income, finance expense, change in fair value of warrants, share-based payment expense, depreciation and amortization, impairment of goodwill, share listing expenses, non- recurring expenses, change in fair value of contingent consideration, reorganization, redomicile costs, operating expense settled by issuance of shares, acquisition-related costs and transaction related costs (“Adjusted EBITDA”), a non-IFRS financial measure, to evaluate our operating performance and make strategic decisions. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because it provides a supplemental measure of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. However, Adjusted EBITDA is presented for supplemental information purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

The following table provides a reconciliation of loss (under IFRS) to Adjusted EBITDA:

	Year ended December 31,
(in thousands)	2024	2023	2022
Loss	$(22,491)	$(65,473)	$(24,701)
Income taxes (tax benefit)	612	(85)	169
Finance income	(2,211)	(3,189)	(194)
Finance expenses	178	387	454
Change in fair value of warrants	965	(9,440)	—
Operating loss	(22,947)	(77,800)	(24,272)
Share-based compensation	3,625	5,426	1,906
Depreciation & Amortization	3,083	2,791	2,413
Impairment of goodwill	3,000	—	—
Share listing expense	—	46,717	—
Non-recurring expenses	—	499	—
Changes in the fair value of contingent consideration	—	(1,583)	(935)
Acquisition-related costs	283	—	—
Reorganization	—	884	—
Operating expense settled by issuance of shares	351	320	2,621
Redomicile costs	—	—	734
Transaction-related costs	—	3,703	2,887
Adjusted EBITDA	$(12,605)	$(19,043)	$(14,646)
Loss margin (under IFRS)	(95)%	(323)%	(129)%
Adjusted EBITDA margin	(53)%	(94)%	(77)%

Comparison of the Years Ended December 31, 2024 and 2023

Adjusted EBITDA increased by $6.4 million, to ($12.6) million for the year ended December 31, 2024, compared to ($19.0) million for the year ended December 31, 2023. Adjusted EBITDA increased primarily due to a decrease in loss, change in fair value of warrants, increase in impairment of goodwill and change in fair value of contingent consideration, offset in part by a decrease in share listing expense, a decrease in transaction related costs and a decrease in share-based compensation.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through equity financings.

Our cash, cash equivalents, bank deposits and short-term investments were $37.3 million as of December 31, 2024, compared to $51.7 million as of December 31, 2023. In addition, we had certain restricted deposits to secure payments to airlines, to support currency hedging activity, a bank guarantee, customs payments and credit cards, in an aggregate amount of $1.6 million as of each of December 31, 2024 and 2023.

The development and commercialization of our Platform and Solutions segments will continue to require substantial expenditures and we are reliant upon continued investments from existing and new shareholders to fund operations.

The primary uses of our liquidity and capital resources are the financing of research and development and sales and marketing expenses that drive growth, as well as working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months.

Our capital expenditures consist primarily of expenditures for computers, peripheral equipment and leasehold improvements from time to time on our leased offices. Capital expenditures were $0.0 million, $0.1 million and $0.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

In January 2023, as part of the Business Combination, we raised $82.4 million, as described in Note 1d to our audited consolidated financial statements included in Item 18 of this Annual Report. Net of expenses, we raised $67.5 million.

Cash Flows

The following table summarizes our cash flows for the periods presented:

(in thousands)	2024	2023	2022
Net cash used in operating activities	$(12,100)	$(27,096)	$(14,908)
Net cash provided by (used in) investing activities	2,078	(32,161)	(4,975)
Net cash provided by financing activities	85	73,177	1,890
Exchange differences on balances of cash and cash equivalents	(91)	(247)	(594)
Loss from translation of cash and cash equivalents of foreign activity	(19)	—	—
Increase (decrease) in cash and cash equivalents	$(10,047)	$13,673	$(18,587)

Comparison of the Years ended December 31, 2024 and 2023

Net Cash Used In Operating Activities

Net cash used in operating activities was $12.1 million for the year ended December 31, 2024, a decrease of $15.0 million compared to the net cash used in operating activities of $27.1 million for the year ended December 31, 2023. The decrease primarily resulted from a decrease in loss of $43.0 million, adjusted mainly by the non-cash change in fair value of warrants of $10.4 million, increase in non cash impairment of goodwill of $3.0 million, changes in working capital of $2.3 million, decrease in change in fair value of contingent consideration of $1.7 million, offset in part by the decrease in non-cash share-listing expense of $46.7 million and a decrease in non-cash share-based compensation of $1.8 million. In addition, the decrease in cash used in operating activities in the year ended December 31, 2024 resulted from an increase in interest received in cash of $1.4 million during that year.

Net Cash Provided By/Used In Investing Activities

Net cash provided by investing activities was $2.1 million for the year ended December 31, 2024, an increase of $34.2 million, compared to $32.2 million of cash used in investing activities in the year ended December 31, 2023. This increase in cash provided by investing activities in the year ended December 31, 2024 primarily resulted from a withdrawal of short-term investments, which provided $11.5 million, during the year ended December 31, 2024, an investment in short-term investments that used $11.5 million of cash during the year ended December 31, 2023 and a decrease in investment in short-term bank deposits of $14.0 million from the year ended December 31, 2023 to the year ended December 31, 2024, which increased net cash provided by investing activities by that amount, offset in part by a cash outflow as a result of an acquisition of a subsidiary for $3.4 million during the year ended December 31, 2024.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $0.1 million for the year ended December 31, 2024, a decrease of $73.1 million compared to $73.2 million provided in the year ended December 31, 2023. This decrease primarily resulted from a decrease of $76.0 million in proceeds from the issuance of share capital and warrants reflecting the proceeds we received in connection with the Closing of the Business Combination in 2023, which was not repeated in 2024, offset in part by an increase of $2.5 million due to our repayment of a short-term bank loan in 2023 which was not repeated in 2024.

Contractual Obligations and Other Commitments

We have various contractual obligations and commercial commitments that are recorded as liabilities in our financial statements.

As of December 31, 2024, we had contractual, undiscounted lease liabilities that will be due in the upcoming years in the amounts set forth below:

(dollars in thousands)
2025	668
2026	345
2027	3
Total	1,016

Off-Balance Sheet Arrangements

As of December 31, 2024, we had outstanding unfulfilled orders placed with our Platform Sellers of approximately $0.5 million (compared to $0.5 million as of December 31, 2023) for which Buyers’ funds were not yet collected and, therefore, no liability was recorded in our financial statements. These amounts will be recorded as liabilities once the shipments are delivered, at which time we will also record receivables from the respective Buyers.

Recently Issued Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report.

C.Research and Development, Patents, and Licenses, Etc.

A significant part of our team across multiple sites is dedicated to our in-house research and development effort to continue to deepen our technology stack and expand the value that our software and platform products provide to customers. Team skills include software engineers, product managers, data analysts, user experience, site reliability engineering and more. We own all our core software, and it is protected by copyright and non-disclosure agreements, although like all software companies we also utilize third party commercial and open-source software. We have one utility patent on a core algorithm granted in Canada and a design patent on one of our core user interfaces granted in several jurisdictions. For a description of our research and development policies and amounts expended thereon during the last three fiscal years, see “Item 5.A. Operating and Financial Review and Prospects - Operating Results” above and the description in the corresponding Item 5.A of our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 21, 2024.

D. Trend Information

The international freight market tends to be cyclical. Demand varies based on patterns of world trade. Supply varies based on the inventory of ships and planes, and is also affected by trucks, trains, port capacity, container availability, and labor etc. The nature of this infrastructure is that it has to be planned years in advance, meaning that changes in capacity may lag changes in demand by years, creating a cycle where supply and demand are often mismatched. Also, demand tends to be very price-inelastic, meaning that fairly small changes in supply and demand can cause large swings in prices, in either direction, dramatically affecting the revenue and profits of all logistics service providers.

In 2024 ocean rates again climbed significantly above long-term averages as Red Sea diversions absorbed capacity. Overall expectations are that once Red Sea traffic resumes, the market could face overcapacity that will put downward pressure on rates. In air cargo, B2C e-commerce volume strength since mid-2023 has led to consistent global volume growth and rate strength. Legislative barriers to customs rules that make sending e-commerce goods cross-border by air are possible in the US soon and in the EU next year, which could slow this growth. We expect that the industry will continue to be cyclical.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2024 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that may cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Name	Age	Position
Zvi Schreiber	55	Chief Executive Officer and Chairman of the Board
Pablo Pinillos	48	Chief Financial Officer
Ian Arroyo	41	Chief Strategy Officer
Eytan Buchman	39	Chief Marketing Officer
Michael Oberlander	56	General Counsel
Tzvia Broida	55	Director
Mark A.P. Drusch	64	Director
Michael Eisenberg	53	Director
Ezra M. Gardner	48	Director
Inna Kuznetsova	56	Director
Udo Lange	53	Director
Carl Vine	49	Director

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

Pablo Pinillos recently joined Freightos in March 2025 as our new Chief Financial Officer. Prior to joining Freightos, Mr. Pinillos served as the CFO of Coincover, a pioneering blockchain protection company, beginning in October 2023. He previously served as the CFO of Bitrise, a leading platform for mobile app development automation, from July 2021 until September 2023. Before that, he served in various positions of increasing responsibility from 2007-2021, including as VP Strategic Growth & Business Transformation, at Qlik, a leading provider of end-to-end, real-time data integration and analytics solutions that help organizations access and transform all their data. He holds a Bachelors of Business Administration from Universidad Complutense de Madrid.

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

Eytan Buchman has been our Chief Marketing Officer since 2019. As Chief Marketing Officer, Mr. Buchman is responsible for corporate marketing, industry research, branding, customer acquisition and sales support across our various business units. From 2017 to 2019, Mr. Buchman served as our Vice President of Marketing and, from 2013 to 2017, he held various roles in our marketing department. Prior to joining Freightos, Mr. Buchman was a career officer in the Israel Defense Forces, serving in various roles, including foreign affairs, strategic planning and as Head of North America for the Spokesperson’s Unit. He is currently a Major in the IDF reserves. Mr. Buchman graduated from Hebrew University with a Bachelor of Arts in Psychology and International Relations.

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

Tzvia Broida has served on our Board of Directors since April 30, 2024. She has, since 2021, served as a board member, chairperson of the audit committee, and the board’s financial expert of Global-e, a leading platform to enable and accelerate global, direct-to-consumer cross-border e-commerce growth. From 2013 to 2021, she served as a board member, chairperson of the audit committee, and the board’s financial expert of Jacada Ltd., a provider of contact center automation processes. Since 2021, Ms. Broida serves as the chief financial officer of NeuroBlade Ltd, a developer of a complete hardware and software solution for data analytics acceleration. Before joining NeuroBlade, Ms. Broida served as CFO of Sensible Medical Innovations LTD, a market pioneer in medical radar monitoring and imaging technology, from 2011 until 2021. Before that, Ms. Broida served in various positions at Jacada Ltd, including as Chief Financial Officer from 2005 to 2009, and before that she worked as an accountant at several accounting office firms. Ms. Broida received a B.A. in Accounting & Economics from the Hebrew University of Jerusalem.

Mark A.P. Drusch has served on our Board of Directors since April 30, 2024. In January 2024, Mr. Drusch was appointed as Chief Cargo Officer of Qatar Airways, the flag carrier of Qatar that is one of the largest air cargo carriers in the world, flying to over 170 international destinations across five continents. He previously served in various capacities at Qatar Airways, including as Senior Vice President Revenue Management, Alliances, Loyalty, and Strategy from December 2019 until this year. Before joining Qatar Airways, Mr. Drusch was Vice President at ICF, a global consulting and technology services company from 2016 until 2019, President of The Brierley Group, an enterprise investing, launching, and incubating companies focused on leveraging loyalty to increase engagement with consumers and drive increased sales and profitability from 2014 until 2016, and held a variety positions at a number of travel and logistics companies. He holds a B.A. in Political Science and International Relations from Northwestern University.

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

Inna Kuznetsova has served on our Board of Directors since 2022. From June 2022 until February 2025 Ms. Kuznetsova served as Chief Executive Officer and a member of the board of directors of ToolsGroup, a privately-owned SaaS company with international operations providing supply chain management optimization solutions. In this role, she oversaw strategic growth, planning and daily operations. From June 2020 through May 2022, Ms. Kuznetsova was the Chief Executive Officer and a member of the board of directors of 1010data, a privately-owned data analytics company, responsible for strategic growth, planning and daily operations. From January 2020 through May 2020, Ms. Kuznetsova served as interim Chief Executive Officer and, from July 2019 until January 2020, as Chief Operating Officer of 1010data. From 2014 to 2016, Ms. Kuznetsova served as President of INTTRA, a privately-owned SaaS company focused on maritime logistics. In 2016, she was promoted to President and Chief Operating Officer of INTTRA, overseeing all sales, marketing, software development, IT operations, customer services and operations until INTTRA’s sale to E2Open in November 2018. Ms. Kuznetsova served on the board of directors and as a member of the audit and risk committees of Global Ports Investments Plc (LSE: GPLX) from 2017 to 2022, on the board of directors of Avantida from 2017 to 2018 and on the board of directors and as a member of the audit, remuneration and nomination committees of Sage Plc (LSE: SGE) from 2014 to 2017. She currently serves on the board of directors of SeaCube Container Leasing, a privately-owned refrigerated and intermodal solutions provider.

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

B. Compensation

Director and Executive Officer Compensation

In October 2023, we offered to compensate each of our nonemployee directors by granting them restricted share units (“RSUs”) that vest over the following four quarters. Directors who do not chair a committee were offered 17,376 RSUs (with an approximate value of $45,000) and directors who chair a committee were offered 23,168 RSUs (with an approximate value of $60,000). Mr. Eisenberg, Glen Schwaber (who completed his service on the Board of Directors at our 2024 annual general meeting) and William Chin (who resigned from the Board in January 2024), declined our offer of compensation. Ms. Kuznetsova, who had previously been paid in cash, was offered to continue to receive cash compensation and chose to do so; she receives $15,000 in cash each quarter for serving on the Board and as Chair of the Compensation Committee. Guillaume Halleux (who resigned from the Board in April 2024) and Dr. Lange were granted 17,376 RSUs each, and Mr. Gardner was granted 23,168 RSUs in 2023, which partially vested in 2024. In addition, Dr. Lange received $11,250 in cash for each of the last three quarters of the year ended December 31, 2023. Mr. Vine declined any compensation when he joined the Board.

Mr. Drusch (who joined the Board in April 2024) was granted 8,688 RSUs in April 2024. Ms. Broida (who joined the Board in July 2024) receives $7,500 in cash each quarter and was granted 2,896 RSUs in July 2024.

In October 2024, the Board again offered to compensate each of our nonemployee directors in a similar manner. Messrs. Eisenberg and Vine again declined any compensation. Messrs. Drusch, Gardner, and Lange were each granted 30,200 RSUs (with an approximate value of $45,000). Ms. Broida was granted 20,136 RSUs (with an approximate value of $30,000), and she will continue to receive $7,500 in cash each quarter for serving on the Board and as Chair of the Audit Committee. Ms. Kuznetsova will continue to receive $15,000 in cash each quarter for serving on the Board and as Chair of the Compensation Committee.

We expensed an aggregate of $0.2 million for compensation to our non-employee directors for the fiscal year ended December 31, 2024, of which $0.2 million was related to equity compensation.

The aggregate compensation costs incurred by us in connection with compensation for our executive officers for the fiscal year ended December 31, 2024 was approximately $2.9 million. During that same year, we granted equity incentive awards to our executive officers to acquire an aggregate of 552,080 Freightos Ordinary Shares (the value of which is included in the foregoing $2.9 million amount). The equity incentive awards granted to our executive officers are subject to the same vesting conditions as those of other Freightos employees.

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

2012 Incentive Plan

Prior to May 28, 2022, we issued incentive awards under the 2012 Incentive Plan. Although no additional incentive awards have been, or will be, issued under the 2012 Incentive Plan after that date, all incentive awards previously granted under the 2012 Incentive Plan will remain subject to the terms of the 2012 Incentive Plan, which serves as Exhibit 4.1 to this Annual Report. All awards granted on or after May 31, 2022 have been and will be granted under the 2022 LTIP.

Freightos Ordinary Shares issuable under outstanding awards under the 2012 Incentive Plan for which the underlying shares are not issued will become available once again under the 2022 LTIP, as described below under “2022 LTIP— Adjustments to Share Pool”.

2022 LTIP

This section summarizes certain principal features of the 2022 LTIP. The summary is qualified in its entirety by reference to the complete text of the 2022 LTIP, which serves as Exhibit 4.2 to this Annual Report.

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

As of 11:59 p.m. Eastern time on December 31 of each calendar year during which the 2022 LTIP is in effect, the portion of the Share Pool that has not been allocated to any grant in that calendar year is canceled and not included in the Share Pool for any calendar year beginning thereafter. Following that annual cancelation, the Share Pool is then re-filled automatically by an increase on January 1 of the following calendar year, beginning on January 1, 2023 and for each of the subsequent nine calendar years, through (and including) January 1, 2032, in an amount equal to the lesser of (i) 5% of the number of Freightos Ordinary Shares issued and outstanding as of that January 1 date, or (ii) an amount determined by our Board of Directors prior to such date. Pursuant to that annual cancelation and refill mechanism, following the cancelation of all Freightos Ordinary Shares that were not allocated to grants at the conclusion of the previous year, on January 1, 2024 and January 1, 2025, 2,394,734 and 2,486,345 Freightos Ordinary Shares, respectively, were added to the Share Pool, thereby constituting the available portion of the Share Pool for those respective years.

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

Shares Available Under the 2022 LTIP

As of December 31, 2024, there were 6,718,602 Ordinary Shares underlying outstanding equity awards under the 2022 LTIP. In addition, as of December 31, 2024, there were 427,090 unallocated shares under the Share Pool, which were canceled from the Share Pool pursuant to the above-described annual cancelation mechanism. On January 1, 2025, there were 2,486,345 Freightos Ordinary Shares made available for awards in 2025 via the above-described refresh mechanism for the Share Pool.

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

Independence of Directors

As a result of the Freightos Ordinary Shares and Freightos Warrants being listed on Nasdaq, we comply with the rules of Nasdaq in determining whether a director is independent. Our Board of Directors has consulted, and will consult, with its counsel to ensure that our Board of Directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the Freightos Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing standards furthermore specify certain relationships that would preclude a determination that a particular director is independent. Our Board of Directors has determined that each of our directors, except for Dr. Schreiber, is independent.

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

Audit Committee

We have established an audit committee comprised of independent directors. The audit committee consists of Tzvia Broida, Ezra Gardner and Inna Kuznetsova. Each of the members of the audit committee is independent under the applicable Nasdaq listing rules and Exchange Act Rule 10A-3. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

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

Tzvia Broida serves as the financial expert on the audit committee.

Compensation Committee

We have established a compensation committee. The compensation committee currently consists of Inna Kuznetsova, Ezra Gardner and Carl Vine. Each of the members of the compensation committee is independent under the applicable Nasdaq listing rules and Exchange Act Rule 10C-1. The compensation committee has a written charter. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, if any, including authority to make and modify awards under such plans.

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

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee. The nominating and corporate governance committee currently consists of Michael Eisenberg and Udo Lange. Each of the members of the compensation committee is independent under the applicable Nasdaq listing rules. The nominating and corporate governance committee has a written charter. The purpose of the committee is to identify and recommend to the Board individuals it determines to be well-qualified, willing and available to serve as directors of the Company and on committees of the Board; to advise the Board with respect to the Board composition, procedures and committees; to review periodically the size of the Board and recommend to the Board any appropriate changes; and to develop and recommend to the Board a set of corporate governance principles applicable to the Company.

D. Employees

The following is a summary of our full-time equivalent headcount, by category of activity, and geographic location, as of December 31, 2024, 2023 and 2022:

	Research &	Sales &		General &
	Development	Marketing	Operations	Administrative	Total
Full-time equivalent headcount as of:
December 31, 2024	143	84	106	46	378
December 31, 2023	132	74	102	42	350
December 31, 2022	154	64	102	43	363

		North
	Middle East	America	Europe	Asia	Total
Full-time equivalent headcount as of:
December 31, 2024	122	71	146	39	378
December 31, 2023	134	63	122	31	350
December 31, 2022	165	55	118	25	363

We are pleased to have a diverse team with 43% of our employees being women, which is well above average for technology companies. We are one of the largest and best-known high-tech employers in the developing Palestinian economy, and we invest in bringing more people into the still small circle of highly skilled tech jobs in that location.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Award Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Freightos Ordinary Shares as of March 1, 2025 by:

●	each person who is the beneficial owner of more than 5% of the outstanding shares of any series of our voting ordinary shares;
●	each of our directors and executive officers; and
●	all executive officers and directors of the Company, as a group.

The beneficial ownership of ordinary shares of the Company is based on 50,042,739 ordinary shares issued and outstanding as of March 1, 2025.

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

	Number of Shares		Percentage of
Name of Beneficial Owner	Beneficially Owned		Outstanding Shares
Directors and executive officers
Zvi Schreiber	3,751,574	(1)	7.45%
Pablo Pinillos	—		—
Ian Arroyo	265,094	(2)	* %
Eytan Buchman	311,701	(3)	* %
Michael Oberlander	185,447	(4)	* %
Tzvia Broida	10,068	(5)	* %
Mark Drusch	4,519,256	(6)	9.03%
Michael Eisenberg	3,544,394	(7)	7.08%
Ezra Gardner	6,187,224	(8)	11.37%
Inna Kuznetsova	—		—
Dr. Udo Lange	32,476	(9)	* %
Carl Vine	9,866,094	(10)	18.60%
All directors and executive officers as a group (twelve individuals)	28,673,328		49.09%
Five Percent or More Holders (other than directors and executive officers)
Aleph, L.P.	3,544,394	(7)	7.08%
Alshaffafia Trading W.L.L.	4,495,468	(11)	8.98%
Asian Gateway Investments Pte. Ltd.	4,749,856		9.49%
Gesher I Sponsor LLC	4,162,766	(12)	7.85%
M&G Investment Management Limited	9,866,094	(9)	18.60%
*	Less than 1%
(1)	Includes 370,286 Freightos Ordinary Shares issuable within 60 days of March 1, 2025 upon the exercise of options, vesting of RSUs and payout of performance share units related to performance in 2024. Excludes 500,000 Freightos Ordinary Shares that Dr. Schreiber donated to donor-advised funds, and over which he may be considered to have some advisory dispositive power.
(2)	Includes 247,599 Freightos Ordinary Shares issuable within 60 days of March 1, 2025 upon the exercise of options and vesting of RSUs.
(3)	Includes 294,067 Freightos Ordinary Shares issuable within 60 days of March 1, 2025 upon the exercise of options and vesting of RSUs.
(4)	Includes 139,543 Freightos Ordinary Shares issuable within 60 days of March 1, 2025 upon the exercise of options and vesting of RSUs.
(5)	Includes 5,034 Freightos Ordinary Shares issuable within 60 days of March 1, 2025 upon the vesting of RSUs.
(6)	Includes 7,550 Freightos Ordinary Shares issuable within 60 days of March 1, 2025 upon the vesting of RSUs held by Mr. Drusch, and 4,495,468 Freightos Ordinary Shares held by Qatar Airways Group Q.C.S.C. and Alshaffafia Trading W.L.L., a wholly owned subsidiary of Qatar Airways Group Q.C.S.C. Mr. Drusch is the Chief Officer Cargo of Qatar Airways Group Q.C.S.C. The business address of Mr. Drusch is Qatar Airways Tower 1, P.O. Box. 22550, Doha, State of Qatar.
(7)	Represents Freightos Ordinary Shares held by Aleph, L.P. and its affiliated entity Aleph-Aleph, L.P. Aleph Equity Partners, L.P. is the general partner of Aleph, L.P. and Aleph-Aleph, L.P., and Aleph EP, Ltd is the general partner of the Aleph Equity Partners, L.P. Aleph Equity Partners, L.P. and Aleph EP, Ltd may be deemed to have sole power to vote and dispose of the shares held through Aleph, L.P. and Aleph-Aleph, L.P. Mr. Eisenberg is a director of Aleph EP, Ltd. and may be deemed to have shared power to vote and dispose of the shares held by each of these entities. Mr. Eisenberg disclaims beneficial ownership of any Freightos shares other than to the extent of his direct or indirect pecuniary interest therein.

(8)	Includes 7,550 Freightos Ordinary Shares issuable within 60 days of March 1, 2025 upon the vesting of RSUs held by Mr. Gardner, as well as 1,187,494 Freightos Ordinary Shares and 2,975,272 Freightos Ordinary Shares underlying the Freightos Warrants owned by the Sponsor that are currently exercisable, and due to Mr. Gardner’s relationship to the Sponsor, all securities held by the Sponsor are deemed, for purposes of this table, to be beneficially held by Mr. Gardner. Also includes 572,502 ordinary shares and 1,413,688 ordinary shares underlying the Freightos Warrants owned by Varana Capital Focused LP (“Varana”) and due to Mr. Gardner’s relationship to Varana, all securities held by Varana are deemed, for purposes of this table, to be beneficially held by Mr. Gardner. Mr. Gardner disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest in such securities, if any.
(9)	Includes 7,550 Freightos Ordinary Shares issuable within 60 days of March 1, 2025 upon the vesting of RSUs.
(10)	Consists of 6,871,094 Freightos Ordinary Shares and 2,995,000 Freightos Ordinary Shares underlying the Freightos Warrants owned by M&G Investment Management Limited (where Mr. Vine is Co-Head of the Asia Pacific Equity Team), an affiliate of The Prudential Assurance Company Limited, all of which are currently exercisable.
(11)	Consists of 4,495,468 Freightos Ordinary Shares held by Qatar Airways Group Q.C.S.C. and Alshaffafia Trading W.L.L., a wholly owned subsidiary of Qatar Airways Group Q.C.S.C. The business address of each of the foregoing entities is Qatar Airways Tower 1, P.O. Box. 22550, Doha, State of Qatar.
(12)	Consists of 1,187,494 Freightos Ordinary Shares and 2,975,272 Freightos Ordinary Shares underlying the Freightos Warrants owned by Gesher I Sponsor LLC that are currently exercisable.

Significant changes in holdings of major shareholders

There were no significant changes in the percentage ownership of any of our major shareholders during the year ended December 31, 2024 relative to the percentage ownership for each such major shareholder disclosed in our annual report on Form 20-F for the year ended December 31, 2023 filed on March 21, 2024.

Voting rights of major shareholders

Our major shareholders do not have different voting rights than other shareholders with respect to the Freightos Ordinary Shares that they hold.

Holders of record

As of March 1, 2025, there were 76 holders of record of the Freightos Ordinary Shares, including 14 holders of record with addresses in the United States who held a total of 23,734,614 Freightos Ordinary Shares (out of which 20,085,277 Freightos Ordinary Shares are held of record by CEDE & Co), representing approximately 47% of our issued and outstanding Freightos Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Freightos Ordinary Shares). In particular, we are aware that several of our significant shareholders that hold shares as underlying beneficial holders (via CEDE & Co as the record holder) are not United States entities.

Change of Control of the Company

Based on the significant holdings of Freightos Ordinary Shares by several unrelated entities, no individual shareholder or group may be deemed to control the Company. We are furthermore unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B. Related-Party Transactions

The following is a description of certain related party transactions in effect at any time since January 1, 2024 until the date of this Annual Report with any of our executive officers, directors or their affiliates, and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements, which are described in “Item 6.B. Directors, Senior Management and Employees - Compensation.”

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

Registration Rights Agreements

Pursuant to a certain PIPE Agreement (described below under “Relationship with Qatar Airways—PIPE Agreement”), Forward Purchase Agreement and Backstop Agreement, each of which provided us with certain financing arrangements in connection with the Business Combination, Freightos agreed to file a registration statement within 30 days after the consummation of the Business Combination registering the resale of up to 7,000,000 Freightos Ordinary Shares by certain investors in our company who provided us with that financing and who acquired those shares at the time of the Business Combination.

At the time of the Closing of the Business Combination, we furthermore entered into a registration rights agreement with certain pre-Business Combination shareholders of Freightos, as required under the Business Combination Agreement.

We are also required to provide registration rights to the Sponsor and and EarlyBird Capital, Inc. (“EarlyBird”) under a registration rights agreement that Gesher had entered into with the Sponsor and EarlyBird at the time of Gesher’s IPO and which was amended at the Closing of the Business Combination to, among other things, have Freightos assume the obligations of Gesher under the agreement.

Pursuant to the two registration rights agreements (the “Registration Rights Agreements”), Freightos agreed to file a registration statement on behalf of the parties to the agreements, and granted the holders customary demand and piggyback rights. Additionally, pursuant to the Registration Rights Agreements, the parties thereto may demand to sell their registrable securities in an underwritten takedown provided that Freightos shall only be obligated to effect an underwritten takedown if such underwritten offering shall include registrable securities proposed to be sold by the holders making the demand with a total offering price reasonably expected to exceed, in the aggregate, $40,000,000; provided further that Freightos shall not be obligated to effect more than two underwritten takedowns within any 12 month under each Registration Rights Agreement. Freightos will bear all costs and expenses incurred in connection with the filing of any such registration statements, other than all incremental selling expenses relating to the sale of registrable securities, such as underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs and all reasonable fees and expenses of any legal counsel representing the Holders.

Our registration statement on Form F-1, filed with the SEC on February 22, 2023 and declared effective by the SEC on May 1, 2023, and which was amended by Post-Effective Amendment No. 1 to Form F-1, which was declared effective by the SEC on September 22, 2023, initially fulfilled our registration obligations to each of the above-described parties. On June 18, 2024, we filed, and on June 27, 2024, the SEC declared effective, a shelf registration statement on Form F-3 that replaced the foregoing Form F-1 in fulfilling our above-described registration obligations to our shareholders.

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

Equity Awards

We have granted equity awards in the form of share options and RSUs to our employees, including our executive officers, under our equity incentive plans. For more information about our equity incentive plans, please refer to the section of this Annual Report titled, “Item 6.B. Directors, Senior Management and Employees - Compensation.”

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

Relationship with Qatar Airways

Strategic Agreement

Freightos and Qatar Airways (which, together with the PIPE Investor, as described below, holds in excess of 5% of the currently outstanding Freightos Ordinary Shares), entered into a strategic agreement, dated March 17, 2021, pursuant to which, among other things, we agreed to provide certain electronic booking services at discounted rates, as well as to offer certain SaaS license discounts, to Qatar Airways. In connection with the execution of the PIPE Agreement (described under “PIPE Agreement” below), Freightos and Qatar Airways entered into an amended and restated strategic agreement, dated May 31, 2022, pursuant to which, among other adjustments, the term of the arrangement between us and Qatar Airways was extended for five years following the Closing, subject to early termination based on the ownership level of Qatar Airways, together with its affiliates, in Freightos.

PIPE Agreement

Concurrently with the execution of the Business Combination Agreement, Gesher, Freightos and Alshaffafia Trading W.L.L an affiliate of Qatar Airways (the “PIPE Investor”), entered into a PIPE Subscription Agreement (the “PIPE Agreement”), pursuant to which the PIPE Investor committed to a PIPE financing for our company. The PIPE Investor and Qatar Airways together hold currently in excess of 5% of the outstanding Freightos Ordinary Shares. The PIPE Agreement provides certain resale registration rights to the PIPE Investor with respect to the Freightos Ordinary Shares held by the PIPE Investor and Qatar Airways and acquired in connection with the PIPE Financing and the recapitalization effected at the time of the Business Combination. Our registration statement on Form F-1, filed with the SEC on February 22, 2023 and declared effective by the SEC on May 1, 2023, and which was amended by Post-Effective Amendment No. 1 to Form F-1, which was declared effective by the SEC on September 22, 2023, was filed pursuant to (among other shareholders’ registration rights) those registration rights. That registration statement was replaced by our registration statement on Form F-3, filed on June 18, 2024, and declared effective on June 27, 2024, in fulfilling those registration obligations.

DACC

We established a Digital Air Cargo Council (the “DACC”) with the intent of bringing together cargo airline groups committed to pioneering digital air cargo and driving industry digitalization efforts to improve airline cargo efficiency and air cargo customer experience for forwarders and end-customers. As of the date of this Annual Report, three airline groups, including Qatar Airways, have joined the DACC. We may invite up to two more airlines to join the DACC. We issued 94,988 Freightos Ordinary Shares to each airline group upon establishment of the DACC. We issued a total of 815,711 Freightos Ordinary Shares to the three airline groups, including 328,897 Freightos Ordinary Shares to Qatar Airways for attaining certain eBooking targets. Each of those airline groups negotiated and entered into a rates and eBookings transmission agreement with us, which established fees charged which, in some cases, are more favorable than terms generally available to a third-party under the same or similar circumstances.

Commercial Agreements

We are currently party to certain commercial agreements with subsidiaries of Singapore Exchange Limited (“SGX”) in connection with certain ocean cargo indexes. The Baltic Exchange, a subsidiary of SGX, serves as benchmark administrator for the indexes, and Freightos serves as the calculating agent of these indexes. In addition, the parties share the revenue from the sale of certain data used in calculating the indexes. Asian Gateway Investments Pte. Ltd. is a subsidiary of SGX and a holder of in excess of 5% of the currently outstanding Freightos Ordinary Shares. William Chin, who served as a member of our Board of Directors for part of 2024 (until January 30, 2024), is an employee of SGX.

We are currently party to certain commercial agreements with subsidiaries of FedEx Corporation for SaaS licenses, customs brokerage services and data services. Those agreements were negotiated between the parties and, in some cases, contain terms more favorable than those generally available to a third-party under the same or similar circumstances. One of FedEx Corporation’s subsidiaries, which is not a party to the aforementioned commercial agreements, is a shareholder of Freightos and prior to September 1, 2023, Dr. Lange, a member of our Board of Directors, was an employee of FedEx.

Procedures for Related Person Transactions

Our Board of Directors has adopted a written code of business conduct and policy with respect to related person transactions. Under the code of business conduct and policy, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for Freightos, unless such transaction has been specifically authorized by the appropriate persons within Freightos. In addition, the policy requires that potential conflicts of interest, including related person transactions, be reported to the appropriate persons within Freightos for review. Pursuant to the policy, our audit committee is required to approve any related person transactions (as defined in the policy), including those transactions involving our directors or officers. In approving or rejecting such proposed transactions, the audit committee is required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. The audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, Freightos’ best interests, as the audit committee determines in the good faith exercise of its discretion.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Annual Report. See “Item 18 Financial Statements.”

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of our management, may have, or have had in the recent past, a significant effect on our financial position or profitability. Regardless of the outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

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

B. Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association of the Company (the “Freightos A&R Articles”), which became effective as of January 25, 2023, serve as Exhibit 1.1 to this Annual Report. Please refer to Exhibit 1.1 to this Annual Report for more information. The description of the Freightos A&R Articles is included in Exhibit 2.1 to this Annual Report under the heading “Description of Freightos Share Capital,” which information is incorporated herein by reference.

C. Material Contracts

We have not been party to any material contract since January 1, 2023, other than contracts entered into in the ordinary course of business, or as otherwise described in this Item 10.C.

Material Contracts Relating to Freightos’ Operations and Share Capital

The description of material contracts related to Freightos’ operations and Freightos’ share capital (including registration rights agreements entered into as of the time of the Business Combination, and related registration rights undertakings) that is set forth in “Item 7.B. - Major Shareholders and Related Party Transactions - Related Party Transactions” is incorporated by reference in this Item 10.C.

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

Ancillary Agreements Related to Business Combination

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

Concurrently with the execution of the Business Combination Agreement, Gesher, Freightos and the PIPE Investor entered into the PIPE Agreement, pursuant to which the PIPE Investor committed to subscribe for and purchase Freightos Ordinary Shares at $10.00 per share for an aggregate purchase price of $10,000,000 immediately prior to the Closing.

Moreover, certain other related agreements were entered into in connection with the Business Combination, including the Lock-Up Agreements, and the Registration Rights Agreements. See the section of this Annual Report titled “Item 7.B. - Major Shareholders and Related Party Transactions— Related Party Transactions” for more information.

Please see “Item 4.A History and Development of the Company” in this Annual Report for additional information concerning the Business Combination Agreement and related agreements.

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

Exercise or Lapse of a Freightos Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of a Freightos Ordinary Share on the exercise of a Freightos Warrant for cash. A U.S. Holder’s initial tax basis in its Freightos Ordinary Shares received upon exercise of the Freightos Warrant generally should equal the sum of (X) the amount paid for the Freightos Warrant and (Y) the exercise price. The U.S. Holder’s holding period for a Freightos Ordinary Share received upon exercise of the Freightos Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Freightos Warrant and will not include the period during which the U.S. Holder held the Freightos Warrant. If a Freightos Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Freightos Warrant.

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

Possible Constructive Distributions

The terms of each Freightos Warrant provide for an adjustment to the number of Freightos Ordinary Shares for which the Freightos Warrant may be exercised or to the exercise price of the Freightos Warrant in certain events, as discussed in Exhibit 2.1 to this Annual Report under “Description of Freightos Share Capital— Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Freightos Warrant would, however, be treated as receiving a constructive distribution from Freightos if, for example, the adjustment increases the holder’s proportionate interest in Freightos’ assets or earnings and profits (for instance, through an increase in the number of Freightos Ordinary Shares that would be obtained upon exercise of such warrant), which is taxable to the U.S. Holders of such shares as described under the subsection titled “- Distributions on Freightos Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Freightos Warrant received a cash distribution from Freightos equal to the fair market value of such increased interest.

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

We believe that our Israeli subsidiary is eligible for the tax benefits under the 2017 Amendment as a Preferred Technological Enterprise. In January 2019, our Israeli subsidiary received a tax ruling from the ITA regarding its entitlement to tax benefits as a Preferred Technological Enterprise subject to compliance with the conditions set forth in such tax ruling and in the Investment Law. The tax ruling was valid from 2018 until the tax year ending in 2022.There is no assurance that our Israeli subsidiary will meet all the terms and conditions required under the tax ruling and the Investment Law that will allow it to enjoy any tax benefits under the Investment Law.

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

Individual holders dealing in securities in Israel for whom the income from the sale of shares or warrants is considered “business income” as referred to in section 2(1) of the Ordinance will be taxed at the marginal tax rates applicable to business income (up to 47% in 2024). Certain Israeli institutions that are exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares or warrants.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, (approximately $197,850, based on an exchange rate of NIS 3.647 per U.S. dollar as of December 31, 2024), which amount is generally linked to the annual change in the Israeli consumer price index, (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that an individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Currency Risk

The U.S. dollar is our functional currency. Our revenue was denominated primarily in U.S. dollars, Euros and Canadian Dollars for the years ended December 31, 2024 and 2023, respectively, and certain components of our cost of revenue and operating expenses, primarily payroll and rent, were denominated in NIS and Euros. We incur expenses in other currencies, such as the Canadian Dollar, Indian Rupee and Chinese Yuan, although to a much lesser extent.

A decrease of three percent in the U.S. dollar/NIS exchange rate would have increased our cost of revenue plus operating expenses by approximately 1% during the years ended December 31, 2024 and 2023, respectively. A decrease of three percent in the U.S. dollar/Euro exchange rate would have increased our revenue by approximately 1% and increased our cost of revenue plus operating expenses by approximately 1%, during the years ended December 31, 2024 and 2023. During the years ended December 31, 2024 and 2023, we entered into forward contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and rent, against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months.

We had outstanding forward contracts that were not qualified as hedging instruments in a cash flow hedge, in aggregate notional amounts of $1.9 million and $2.5million as of December 31, 2024 and December 31, 2023, respectively. The fair value of the outstanding forward contracts as of December 31, 2024 and December 31, 2023 was $0.0 million and positive $0.1 million, respectively. For further details, see Note 6 to our audited consolidated financial statements contained in this Annual Report.

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

A., C., D. Debt Securities, Other Securities, American Depositary Shares

Not applicable.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Tzvia Broida qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

Fees Paid to Independent Auditors

Fees billed by Kost Forer Gabbay & Kasierer, a member of EY Global, and other members of EY Global, for professional services rendered to us for each of the last two fiscal years were as follows:

	Year ended
	December 31,
	2024	2023

	(in thousands)
Audit Fees (1)	$480	$540
Audit-Related Fees	$—	$—
Tax Fees (2)	$43	$150
All Other Fees (3)	$—	$—
Total	$523	$690
(1)	Audit fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide, such as services provided in connection with the Business Combination.
(2)	Tax fees are for professional services rendered by our independent auditors for tax compliance, and tax advice on actual or contemplated transactions.
(3)	All other fees are fees for all other services provided to us by our independent auditors with respect to the subject years, other than those described above.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the purchase, sale, and other transactions in our securities by directors, officers, employees and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 11.1 to this annual report.

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

Governance

We have engaged a chief information security officer, or CISO-as-a-service, and he and our Director of IT, Security and SRE lead our global information security efforts and are responsible for overseeing our information security program. The steering committee for our global information security program includes each of them, our Chief Technology Officer who oversees our research and development function and a Senior IT Engineer focused on IT security, each of whom possesses experience in regards to infrastructure, physical security and best practices. In addition, the committee includes other senior management members, including our CFO, VP HR, General Counsel and CEO, who oversees our cybersecurity plans and procedures.

Our Board of Directors has overall responsibility for overseeing the governance of our company, and, accordingly, our information security program. Our Board is responsible for discussing the guidelines and policies governing the process by which senior management of the Company and the relevant departments of the Company assess and manage the Company’s exposure to cybersecurity risk and the steps management has taken to monitor and control such exposures. From time to time, as necessary and appropriate, management will report information to the Board discussing cybersecurity risks and the steps taken to mitigate such risks.

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

4.4

Form of Freightos Limited Nonstatutory Stock Option Notice under the Freightos Limited 2022 Long-Term Incentive Plan. (incorporated by reference to Exhibit 4.5 to Freightos’ annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023)

4.5†

Form of Notice of Award Grant under the Freightos Limited 2022 Long-Term Incentive Plan for Israeli Participants (incorporated by reference to Exhibit 4.6 to Freightos’ annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023).

4.6

Form of Notice Of Restricted Share Unit Grant under the Freightos Limited 2022 Long-Term Incentive Plan. (incorporated by reference to Exhibit 4.6 to Freightos’ annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024).

4.7†

Form of Notice Of Restricted Share Unit Grant under the Freightos Limited 2022 Long-Term Incentive Plan for Israeli Participants (incorporated by reference to Exhibit 4.7 to Freightos’ annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024).

4.8*†	Form of Year 2025 Notice of Long-Term Incentive Award Grant (RSUs and Performance Shares) for Israeli Participants under the Freightos Limited 2022 Long-Term Incentive Plan.
4.9*†	Form of Year 2025 Notice of Long-Term Incentive Award Grant (Performance Shares) for Israeli Participants under the Freightos Limited 2022 Long-Term Incentive Plan.
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

4.12

Assignment and Assumption of Indemnification Obligations, dated as of January 25, 2023, by and between Gesher and Freightos (incorporated by reference to Exhibit 10.6 to Freightos’ registration statement on Form F-1 filed with the SEC on February 22, 2023).

4.13†

Amended and Restated Strategic Agreement, dated as of May 31, 2022, by and between Freightos and Qatar Airways Group Q.C.S.C. (incorporated by reference to Exhibit 10.19 to Freightos’ registration statement on Form F-4 filed with the SEC on December 9, 2022, as amended).

8.1*	List of subsidiaries of Freightos Limited.
11.1*	Insider Trading Policy of Freightos Limited.
12.1**	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2**	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost Forer Gabbay & Kasierer, independent registered accounting firm for Freightos.
97.1

Freightos Limited Policy For Recovery Of Incentive Compensation (incorporated by reference to Exhibit 97.1 to Freightos’ annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024).

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
†

Schedules and exhibits to this Exhibit have been omitted in accordance with the instructions to Item 19 of Form 20-F. Freightos agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FREIGHTOS LIMITED

	By:	/s/ Zvi Schreiber
	Name:	Zvi Schreiber
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: March 24, 2025

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

FREIGHTOS LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Freightos Limited and its subsidiaries (the Company) as of December 31, 2024 and 2023 and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditors since 2012.

Tel-Aviv, Israel

March 24, 2025

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,118	$20,165
User funds	4,494	3,553
Trade receivables, net (Note 7)	3,057	1,880
Short-term bank deposit	27,153	20,000
Short-term investments	—	11,520
Other receivables and prepaid expenses (Note 8)	1,281	2,598
	46,103	59,716
NON-CURRENT ASSETS:
Property and equipment, net (Note 9)	420	583
Right-of-use assets, net (Note 10)	1,191	1,577
Intangible assets, net (Note 11)	8,852	7,607
Goodwill (Note 11)	15,040	15,628
Deferred taxes (Note 22)	536	969
Other long-term assets (Note 12)	1,637	1,605
	27,676	27,969
Total assets	$73,779	$87,685
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturity of lease liabilities (Note 10)	615	587
Trade payables	2,731	3,113
User accounts	4,494	3,553
Warrants liabilities (Note 15)	2,450	1,485
Accrued expenses and other payables (Note 13)	7,023	4,931
	17,313	13,669
LONG TERM LIABILITIES:
Lease liabilities (Note 10)	339	712
Employee benefit liabilities, net (Note 14)	1,239	1,256
Other long-term liabilities	—	6
	1,578	1,974
EQUITY: (Note 16)
Share capital	*)	*)
Share premium	261,769	256,194
Foreign currency translation reserve	(307)	—
Reserve from remeasurement of defined benefit plans	96	27
Accumulated deficit	(206,670)	(184,179)
Total equity	54,888	72,042
Total liabilities and equity	$73,779	$87,685
*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2024	2023	2022
Revenue	$23,785	$20,281	$19,085
Cost of revenue (Note 20)	8,285	8,479	7,859
Gross profit	15,500	11,802	11,226
Operating expenses:
Research and development (Note 20)	10,275	11,507	10,217
Selling and marketing (Note 20)	13,880	14,384	12,749
General and administrative (Note 20)	14,292	12,407	9,645
Reorganization (Note 21)	—	884	—
Share listing expense (Note 1d)	—	46,717	—
Transaction-related costs (Note 1d)	—	3,703	2,887
Total operating expenses	38,447	89,602	35,498
Operating loss	(22,947)	(77,800)	(24,272)
Change in fair value of warrants	(965)	9,440	—
Finance income	2,211	3,189	194
Finance expenses	(178)	(387)	(454)
Finance income (expenses), net	2,033	2,802	(260)
Loss before income taxes	(21,879)	(65,558)	(24,532)
Income taxes (tax benefit) (Note 22)	612	(85)	169
Loss	$(22,491)	$(65,473)	$(24,701)
Other comprehensive income (loss) (net of tax effect):
Amounts that will not be reclassified subsequently to profit or loss:
Remeasurement gain (loss) from defined benefit plans	69	(110)	269
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements of foreign operations	(307)	—	—
Total comprehensive income (loss)	$(22,729)	$(65,583)	$(24,432)
Basic and diluted loss per Ordinary share (Note 23)	$(0.46)	$(1.47)	$(4.25)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	48,579,804	44,907,105	7,930,928

The accompanying notes are an integral part of the consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

				Reserve from	Foreign
				re-measurement	currency
	Share		Share	of defined	translation	Accumulated
	capital		premium	benefit plan	reserve	deficit	Total
Balance as of January 1, 2022	$	*)	$129,056	$(132)	$—	$(94,005)	$34,919
Loss		—	—	—	—	(24,701)	(24,701)
Total other comprehensive income (loss)		—	—	269	—	—	269
Total comprehensive income (loss)		—	—	269	—	(24,701)	(24,432)
Issuance of Ordinary shares		*)	9,194	—	—	—	9,194
Exercise of options		*)	73	—	—	—	73
Share-based compensation		—	1,906	—	—	—	1,906
Balance as of December 31, 2022	$	*)	$140,229	$137	$—	$(118,706)	$21,660
Loss		—	—	—	—	(65,473)	(65,473)
other comprehensive income (loss)		—	—	(110)	—	—	(110)
Total comprehensive loss		—	—	(110)	—	(65,473)	(65,583)
Issuance of Ordinary shares		*)	491	—	—	—	491
Issuance of Ordinary shares, net in connection with the closing of the BCA (see Note 1d)		*)	63,145	—	—	—	63,145
Exercise of options		*)	186	—	—	—	186
Share-based compensation		—	5,426	—	—	—	5,426
Share listing expense		—	46,717	—	—	—	46,717
Balance as of December 31, 2023	$	*)	$256,194	$27	$—	$(184,179)	$72,042
Loss		—	—	—	—	(22,491)	(22,491)
Total other comprehensive income (loss)		—	—	69	(307)	—	(238)
Total comprehensive income (loss)		—	—	69	(307)	(22,491)	(22,729)
Issuance of Ordinary shares		*)	1,236	—	—	—	1,236
Employee options exercised and vesting of restricted share		*)	714	—	—	—	714
Share-based compensation		—	3,625	—	—	—	3,625
Balance as of December 31, 2024	$	*)	$261,769	$96	$(307)	$(206,670)	$54,888

*)Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Loss	$(22,491)	$(65,473)	$(24,701)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	3,083	2,791	2,413
Impairment of goodwill	3,000	—	—
Share listing expense	—	46,717	—
Change in fair value of warrants	965	(9,440)	—
Changes in the fair value of contingent consideration	(6)	(1,718)	(1,037)
Share-based compensation	3,625	5,426	1,906
Operating expense settled by issuance of shares (see Note 16c.1)	351	320	2,621
Finance expenses (income), net	(2,027)	(2,667)	362
Taxes on income (tax benefit)	612	(85)	169
	9,603	41,344	6,434
Changes in asset and liability items:
Decrease (increase) in user funds	(968)	(209)	5,841
Increase (decrease) in user accounts	968	209	(5,841)
Decrease (increase) in other receivables and prepaid expenses	37	91	(142)
Decrease (increase) in trade receivables	(920)	143	58
Increase (decrease) in trade payables	(957)	(176)	1,783
Increase (decrease) in accrued severance pay, net	(7)	(140)	187
Increase other long-term assets	—	—	(5)
Increase (decrease) in accrued expenses and other payables	336	(3,711)	1,807
	(1,511)	(3,793)	3,688
Cash paid during the year for:
Interest received (paid), net	2,642	1,256	(162)
Taxes paid, net	(343)	(430)	(167)
	2,299	826	(329)
Net cash used in operating activities	(12,100)	(27,096)	(14,908)
Cash flows from investing activities:
Purchase of property and equipment	(48)	(80)	(251)
Proceeds from sale of property and equipment	2	8	5
Acquisition of a subsidiary, net of cash acquired (a)	(3,350)	—	(4,183)
Payment of payables for an acquisition of a subsidiary	—	(211)	(156)
Proceeds from receivables for an acquisition of a subsidiary	—	—	163
Withdrawal of (investment in) short-term investments, net	11,520	(11,520)	—
Investment in short-term bank deposits	(6,000)	(20,000)	(200)
Withdrawal of long-term deposits	24	16	—
Investment in long-term deposits	(70)	(374)	(353)
Net cash provided by (used in) investing activities	$2,078	$(32,161)	$(4,975)

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	$—	$76,044	$—
Repayment of lease liabilities	(629)	(549)	(688)
Receipt of short-term bank loan and credit	—	—	2,505
Repayment of short-term bank loan and credit	—	(2,504)	—
Exercise of options	714	186	73
Net cash provided by financing activities	85	73,177	1,890
Exchange differences on balances of cash and cash equivalents	(91)	(247)	(594)
Loss from translation of cash and cash equivalents of foreign activity	(19)	—	—
Increase (decrease) in cash and cash equivalents	(10,047)	13,673	(18,587)
Cash and cash equivalents at the beginning of the period	20,165	6,492	25,079
Cash and cash equivalents at the end of the period	$10,118	$20,165	$6,492
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	$(1,271)	$—	$(992)
Other receivables	—	—	163
Property and equipment	51	—	12
Right of use assets	350	—	—
Intangible assets	3,538	—	5,734
Goodwill	2,546	—	7,607
Other payables	(629)	—	—
Shares issued	(885)	—	(6,573)
Contingent consideration	—	—	(1,768)
Lease liabilities	(350)	—	—
Acquisition of a subsidiary, net of cash acquired	$3,350	$—	$4,183
(b) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability (see Note 10)	$2	$852	$74
Issuance of shares for previous acquisition of a subsidiary	$—	$171	$—

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

Freightos-HK has filed for, and obtained, a ruling from the Israel Tax Authority (the “ITA”) that provides the Company, Freightos-HK and their subsidiaries certain tax benefits regarding the exchange of shares and distribution of the shares of Group’s subsidiaries, and includes a condition pursuant to which the Company registered for tax purposes in Israel.

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

c.	The Group has the following subsidiaries as of December 31, 2024:

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

Web Cargo, S.L.U., a wholly-owned Spanish subsidiary of Freightos-HK through September 30, 2022, and a wholly-owned subsidiary of the Company since then, was acquired in August 2016 (“WebCargo”). WebCargo is a software company that seeks to provide a competitive edge to air freight forwarders by optimizing rate management tasks. Currently, WebCargo operates as a low-risk distributor for certain of the Group’s products and services, as well as a contracted research and development service provider for the Israeli subsidiary.

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

9T Technologies LLC. (“7LFreight”), a wholly-owned subsidiary of the US subsidiary, incorporated in the US, was acquired through a business combination closed on December 30, 2021. 7LFreight acts as a low-risk distributor of certain of the Group’s products and services in the U.S. and is a software company that seeks to provide a competitive edge to freight forwarders by optimizing rate management tasks.

Clearit Customs Brokers Inc. (formerly: 13096351 Canada Inc.) (“Clearit-CA”), a wholly-owned subsidiary of Freightos-HK through September 30, 2022, and a wholly-owned subsidiary of the Company since then, was established in June 2021 in Canada to acquire certain assets as part of a business combination completed on February 16, 2022 (the “Clearit Acquisition”). Clearit-CA is engaged in the business of providing online customs clearance and brokerage services in Canada.

Clearit Customs Services Inc. (“Clearit-US”), a wholly-owned subsidiary of the US subsidiary, incorporated in the US, was acquired through the Clearit Acquisition. Clearit-US is engaged in the business of providing online customs clearance and brokerage services in the US.

Shipsta S.àr.l. (“Shipsta”), a wholly-owned subsidiary of the Israeli subsidiary, incorporated in Luxembourg, was acquired through a business combination closed on August 16, 2024 (see Note 5). Shipsta is a leading freight tender procurement platform used to procure freight at scale from leading freight forwarders and carriers.

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

Pursuant to the BCA, on the Closing Date Merger Sub I merged with and into Gesher, with Gesher being the surviving entity. Then, Gesher merged with and into Merger Sub II with Merger Sub II surviving as a wholly-owned subsidiary of the Company (collectively, the “Transactions”). Upon consummation of the Transactions, the Company became a publicly traded company listed on the Nasdaq Capital Market under the symbols “CRGO” and “CRGOW” and the former equity holders of Gesher became equity holders of the Company.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL (Cont.)

On the Closing Date, in connection with the closing of the Transactions Freightos also consummated private placements contemplated by a forward purchase agreement and a backstop agreement, each assigned from Gesher to the Company. Pursuant to these agreements a Forward Purchaser, as defined in the forward purchase agreement, purchased 4,000,000 Freightos Units for a purchase price of $40,000 and additionally fulfilled a $10,000 backstop commitment in exchange for 1,000,000 Freightos Cayman Ordinary shares, par value $0.00001 per share (“Freightos Ordinary Shares” or “Ordinary shares”) and 500,000 Freightos Cayman newly issued warrants (“Freightos Warrants” or “Warrants”). In addition, a Backstop Investor, as defined in the backstop agreement, fulfilled the $10,000 backstop commitment in exchange for 1,000,000 Freightos Ordinary shares and 100,000 newly issued Freightos Warrants. In addition, pursuant to a PIPE Agreement, an investor purchased 1,000,000 Freightos Ordinary shares for a purchase price of $10,000.

On the Closing Date, in connection with the closing of the Transactions the, Company and its shareholders recapitalized the Company’s equity securities whereby each share of the Company’s Preferred shares was converted into one Ordinary share. In addition, and immediately following that conversion each Ordinary share was converted into 3.51806 Ordinary shares (the “Share Split”). At the same time, and as part of the Share Split, each outstanding option to purchase an Ordinary share was converted into an option to purchase 3.51806 Ordinary shares and the exercise price of such option was reduced by dividing the exercise price by 3.51806. As a result of the Share Split, the Ordinary shares, Preferred shares, options for Ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the Share Split had been in effect as of the date of these consolidated financial statements.

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

	Amount	Number of Shares

Shares issued to Gesher shareholders		4,287,156
Opening price of the Company’s shares on Nasdaq as of January 25, 2023 ($)	10.23
(A) Fair value of the Company’s shares issued to Gesher shareholders	43,858
Warrants issued to Gesher shareholders		12,250,000
Opening price of the Company’s warrants on Nasdaq as of January 25, 2023 ($)	0.74
(B) Fair value of the Company’s warrants issued to Gesher shareholders	9,012
Gesher’s cash in trust	8,127
Gesher’s liabilities	(1,974)
(C) Net assets of Gesher	6,153
IFRS 2 Listing expenses (A+B-C)	46,717

e.	These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of December 31, 2024, the Company had an accumulated deficit of $206,670. During the year ended December 31, 2024, the Company incurred a loss of $22,491 and negative cash flow from operating activities of $12,100. The Company’s management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

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

The consolidated financial statements are presented in U.S. dollar (“USD”), which is the Company’s functional currency. For each subsidiary, the Group determines the functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of all the Group’s subsidiaries is the USD, except for Shipsta’s functional currency, which is the Euro (“EUR”).

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

Assets and liabilities of a subsidiary for which the functional currency is other than the USD, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss) (“OCI”).

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

Freightos has entered into arrangements with third party payment service providers to hold funds on behalf of buyers and sellers (“users”) on its Freightos.com and WebCargo eBooking platforms (See Note 2j).

User funds consist of buyers’ prepayments, including the Company’s transaction and service fees that would be earned when an order is completed, credits issued upon cancellations and seller fees that have not yet been withdrawn. User accounts represent the corresponding liability to the users.

The Company does not have ownership over these funds and does not have the right to direct these funds to be used at will or for its own benefit other than those funds related to transaction and service fees owed to the Company after control has been obtained by the customers.

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

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values.

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

The Company has contracts that are, or contain, leases, for the buildings and offices used for its operations. Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of International Accounting Standards (“IAS”) 19 and not as subleases.

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

The periods of depreciation of the right-of-use buildings and offices assets are 1.5-4 years.

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

Lease liability is re-measured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

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

In some cases, the Company offers credit payment terms to certain buyers on the Platform.

The Company has elected to apply the practical expedient such that it does not evaluate payment terms of one year or less for the existence of a significant financing component.

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

The Israeli subsidiary has defined contribution plans for almost all of the employees of the Israeli subsidiary that elected to be included under Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”). According to Section 14, the Israeli subsidiary makes monthly deposits to pension funds or insurance policies in the name of each employee. Once deposits are made, the Israeli subsidiary is released from future severance obligation with respect to these employees, and hence no accrual is recorded, and the aforementioned deposits are not recorded as an asset on the Company’s statements of financial position.

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

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies (the “plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company’s own creditors and cannot be returned directly to the Company. The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets. Remeasurements of the net liability are recognized in other comprehensive income (loss) in the period in which they occur.

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

A summary of the useful economic lives of the intangible assets purchased by the Company is as follows:

Years
Technology	5-7
Customer relationships	5-10.33

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

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income (loss) or equity.

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

7.	Warrants:

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

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Service and performance conditions are not taken into account when determining the grant date fair value of the awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. The fair value is determined using an acceptable option pricing model.

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the performance or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (“the vesting period”).

No expense is recognized for awards that do not ultimately vest because service or performance conditions have not been met.

With respect to acquisition of assets settled by issuing and transferring of equity instruments the cost of the transactions is measured at the fair value of the equity instruments transferred and is recognized as the cost basis of the acquired assets.

r.	Amendment to IAS 1, “Presentation of Financial Statements”:

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

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. The Amendments did not have a material impact on the Company’s consolidated financial statements, other than for the Warrants liability which the Company classified as a current liability beginning on January 1, 2024 with a retrospective effect.

NOTE 3: — DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.Amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”:

On May 30, 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7” (“the Amendments”). The Amendments clarify certain aspects of the classification and measurement of financial instruments.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: — DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION  (Cont.)

The Amendments address the following:

●	Derecognition of a financial liability settled through an electronic transfer system - an entity is permitted to make an accounting policy election to derecognize a financial liability (or part of it) that is settled in cash using an electronic payment system before the settlement date if certain conditions are met. An entity that makes this accounting policy election is required to apply it to all financial liabilities settled using the same electronic payment system.
●	Assessing contractual cash flow characteristics for the classification of financial assets - the Amendments clarify how to assess the characteristics of contractual cash flows of financial assets with features linked to environmental, social and corporate governance (ESG) targets and other similar contingent features. The Amendments also enhance the description of the term ‘non-recourse’ and clarify the characteristics of contractually linked instruments (CLIs).
●	Disclosures – the Amendments to IFRS 7 introduce new disclosure requirements for financial assets and liabilities with contractual terms that include contingent features (including ESG-related) and new disclosures for investments in equity instruments measured at fair value through other comprehensive income (loss) (FVTOCI).

The Amendments are to be applied retrospectively commencing from annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted subject to disclosure. An entity is permitted to early adopt only the Amendments that relate to the classification of financial assets and the related disclosures. An entity is not required to restate prior periods, but may do so if, and only if, it is possible to do so without the use of hindsight.

The Amendments are not expected to have a material effect on the Company’s consolidated financial statements.

b.IFRS 18, “Presentation and Disclosure in Financial Statements”:

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) which replaces IAS 1, “Presentation of Financial Statements”.

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity’s operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, “Statement of Cash Flows” and IAS 34, “Interim Financial Reporting”.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted commencing from January 1, 2025, subject to disclosure.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

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

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates determined by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities are discussed below.

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

-	Post-employment benefits:

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

NOTE 5: -BUSINESS COMBINATIONS

In August 2024, Freightos acquired all of the shares of Shipsta, a leading freight-tender procurement platform used by enterprises to procure freight at scale from leading freight forwarders and carriers.

In consideration, after giving effect to customary net working capital adjustments, Freightos agreed to pay the sellers, after giving effect to customary net working capital adjustments, a total amount of $3,982 in cash and to issue 617,671 Ordinary shares of the Company (valued at the acquisition closing date at an amount of $1,013).

The consideration, after giving effect to customary net working capital adjustment, comprised a cash payment at closing of $3,481 and 539,966 Ordinary shares of the Company issued at closing (with fair value of $885), and an additional amount due of $501 in cash and 77,705 Ordinary shares of the Company (with fair value at closing of $128) retained for customary holdbacks.

The following table summarizes the fair value at closing of the consideration:

Cash paid	$3,481
Shares issued	885
Payables for acquisition	629

$4,995

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -BUSINESS COMBINATIONS (Cont.)

The following table summarizes the fair value of the acquired assets and assumed liabilities and the resulting goodwill as of the acquisition date:

Cash	$131
Current assets	319
Right-of-use assets	350
Property and equipment	51
Customer relations	2,308
Technology	1,230
Goodwill	2,546
Current liabilities	(1,590)
Lease liabilities	(350)

$4,995

Goodwill represents the purchase price consideration paid in excess of the net tangible and intangible assets acquired, and is attributable primarily to expected synergies and the assembled workforce.

Acquisition related costs in the amount of $283, that were directly attributable to the transaction, were carried as an expense to the consolidated statement of profit or loss and other comprehensive income (loss), under general and administrative expenses.

In addition to the purchase price consideration the Company granted to certain executives of Shipsta (including some of the sellers) 552,475 performance based restricted share units. The units vest at certain dates over a period of 4 years subject to the Shipsta business meeting certain key performance indicators and to continued service of the grantee. The grant was classified as an equity grant and measured based on the Company’s closing share price as of the acquisition date (see Note 17).

Following are the supplemental consolidated financial results of the Group on an unaudited pro forma basis, as if the Shipsta acquisition had been consummated on January 1, 2024:

Year ended
December 31,
2024

Proforma revenue	$25,253
Proforma loss	$(22,925)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and the Shipsta business been a combined company during the periods presented and are not necessarily indicative of the Company’s consolidated results of operations in future periods. The pro forma results include adjustments related to purchase accounting, primarily the amortization of intangible assets.

The results of operations of Shipsta have been included in the consolidated financial statements since its acquisition on August 16, 2024. Shipsta’s revenue and loss included in the Company’s consolidated statement of profit or loss from the date of acquisition through December 31, 2024 were $760 and $(698), respectively.

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

The Company operates primarily in Israel, Spain, Canada, Luxemburg and the Palestinian Authority and has an exchange rate risk as it earns revenue in EUR or in Canadian Dollar (“CAD”) and incurs fixed expenses in New Israeli Shekel (“NIS”), CAD and EUR, which differs from its functional currency.

As of December 31, 2024, the Company has excess financial and lease liabilities over financial assets denominated in currencies other than USD in total amount of $882 (as of December 31, 2023 the Company has excess financial assets over financial and lease liabilities denominated in currencies other than USD in total amount of $220). Transaction exposures arise in the normal course of business.

The Company monitors transactional foreign currency risks, including currency position and future expected exposures. The Company uses non-designated hedges to mitigate the risks, mainly associated with foreign currency risk of changes in NIS for the Israeli Subsidiary.

The impact on the Company’s loss before taxes on income due to changes in the carrying amount of monetary assets and liabilities resulting from reasonably possible changes in NIS and EUR exchange rates, with all other variables held constant, is not material.

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: — FINANCIAL INSTRUMENTS (Cont.)

December 31, 2024:

	Less than one year	1 to 2 years	2 to 3 years	Total
Trade payables	$2,731	$—	$—	$2,731
User accounts	4,494	—	—	4,494
Accrued expenses and other payables	3,631	—	—	3,631
Lease liabilities	668	345	3	1,016
	$11,524	$345	$3	$11,872

December 31, 2023:

	Less than one year	1 to 2 years	2 to 3 years	Total
Trade payables	$3,113	$—	$—	$3,113
User accounts	3,553	—	—	3,553
Accrued expenses and other payables	2,667	—	—	2,667
Lease liabilities	645	493	251	1,389
Contingent consideration	—	1,000	—	1,000
	$9,978	$1,493	$251	$11,722

Changes in liabilities arising from financing activities:

						Total
						liabilities
						arising
				Payable for	Short-term	from
	Warrants	Lease	Contingent	acquisition of	bank loan and	financing
	liability	liabilities	consideration	subsidiary	credit	activities
Balance as of December 31, 2022	$—	$1,008	$2,106	$—	$2,505	$5,619
New leases	—	287	—	—	—	287
Lease termination	—	(109)	—	—	—	(109)
Modification	—	674	—	—	—	674
Warrants issuance (see Note 1d)	10,925	—	—	—	—	10,925
Changes in fair value	(9,440)	—	(1,718)	—	—	(11,158)
Cash flows	—	(549)	(211)	—	(2,504)	(3,264)
Fair value of shares issued	—	—	(171)	—	—	(171)
Currency revaluations	—	(12)	—	—	(1)	(13)
Balance as of December 31, 2023	$1,485	$1,299	$6	$—	$—	$2,790
Business combination	—	350	—	629	—	979
Lease termination	—	(30)	—	—	—	(30)
Modification	—	32	—	—	—	32
Changes in fair value	965	—	(6)	110	—	1,069
Cash flows	—	(629)	—	—	—	(629)
Revaluation recognized in OCI	—	(15)	—	—	—	(15)
Currency revaluations	—	(53)	—	(26)	—	(79)
Balance as of December 31, 2024	$2,450	$954	$—	$713	$—	$4,117

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

The following table presents the fair value measurement hierarchy for the Company’s financial instruments assets and liabilities carried at fair value:

As of December 31, 2024:

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other current receivables - hedge instruments	$—	$27	$—	$27
Liabilities measured at fair value:
Other current payables - hedge instruments	—	(8)	—	(8)
Other current payables- shares payable	(237)	—	—	(237)
Warrants liability	$(2,450)	$—	$—	$(2,450)

As of December 31, 2023:

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other current receivables - hedge instruments	$68	$—	$—	$68
Liabilities measured at fair value:
Other current payables - hedge instruments	(10)	—	—	(10)
Other long-term liabilities - contingent payment for a business combination	—	—	(6)	(6)
Warrants liability	$(1,485)	$—	$—	$(1,485)

There were no transfers from Level 1 to Level 2 during the reporting periods.

The changes in level 3 in the period of twelve months ended December 31, 2024 were as follows:

	Other long-
	term
	liabilities	Total
Fair value as of December 31, 2023	$6	$6
Change in fair value	(6)	(6)

	$—	$—

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: — TRADE RECEIVABLES, NET

a.	Trade receivables, net:

	December 31,
	2024	2023
Open accounts	$3,304	$2,006
Less - allowance for expected credit losses	(247)	(126)
Trade receivables, net	$3,057	$1,880

b.	Movement in allowance for expected credit losses:

	2024	2023
Balance as of January 1,	$126	$89
Provision for the year	131	392
Derecognition of bad debts	(135)	(347)
Reversal in respect of collected accounts	(41)	(8)
Initially consolidated subsidiary	174	—
Currency translation	(8)	—
Balance as of December 31,	$247	$126

c.	Following is information about the credit risk exposure of the Company’s trade receivables:

December 31, 2024:

		Past due trade receivables
	Not	< 30	31 – 60	61 – 90	91 – 120	>120
	past due	Days	days	days	days	days	Total

	$ in thousands

Gross carrying amount	$2,120	$645	$221	$210	$96	$12	$3,304
Allowance for expected credit losses	$4	$3	$21	$159	$54	$6	$247

December 31, 2023:

		Past due trade receivables
	Not	< 30	31 – 60	61 – 90	91 – 120	>120
	past due	Days	days	days	days	days	Total

	$ in thousands

Gross carrying amount	$1,135	$523	$193	$27	$64	$64	$2,006
Allowance for expected credit losses	$3	$5	$5	$27	$45	$41	$126

NOTE 8: — OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2024	2023
Prepaid expenses	$650	$501
Government authorities	542	321
Accrued interest	28	1,616
Other	61	160
	$1,281	$2,598

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: — PROPERTY AND EQUIPMENT, NET

December 31, 2024:

		Office
	Computer	furniture	Leasehold
	equipment	and equipment	Improvements	Total
Cost:
Balance at January 1, 2024	$825	$340	$938	$2,103
Initially consolidated subsidiary	6	6	39	51
Additions	43	3	2	48
Deductions	(15)	—	—	(15)
Revaluation recognized in OCI	—	—	(3)	(3)
Balance at December 31, 2024	859	349	976	2,184

Accumulated depreciation:
Balance at January 1, 2024	607	202	711	1,520
Depreciation	113	30	115	258
Deductions	(13)	—	—	(13)
Revaluation recognized in OCI	—	—	(1)	(1)
Balance at December 31, 2024	707	232	825	1,764
Depreciated cost at December 31, 2024	$152	$117	$151	$420

December 31, 2023:

		Office
	Computer	furniture	Leasehold
	equipment	and equipment	Improvements	Total
Cost:
Balance at January 1, 2023	$788	$321	$937	$2,046
Additions	60	19	1	80
Deductions	(23)	—	—	(23)
Balance at December 31, 2023	825	340	938	2,103
Accumulated depreciation:
Balance at January 1, 2023	498	174	607	1,279
Depreciation	124	28	104	256
Deductions	(15)	—	—	(15)
Balance at December 31, 2023	607	202	711	1,520
Depreciated cost at December 31, 2023	$218	$138	$227	$583

NOTE 10: — LEASES

a.	Information on leases:

The Group has lease agreements that include leases of buildings, offices or cars that are used to maintain the Company’s ongoing operations. The weighted average lease term as of December 31, 2024 and 2023 is 1.4 and 2.2 years, respectively. Some of these lease agreements include extension options.

	December 31,
	2024	2023	2022

Interest expense on lease liabilities	$83	$35	$49
Total cash outflow for leases	$712	$584	$737

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: — LEASES (Cont.)

The Group has leases that include extension options. These options provide flexibility in managing the leased assets and align with the Company’s business needs.

The Group exercises significant judgment in deciding whether it is reasonably certain that the extension options will be exercised.

b.	Disclosures in respect of right-of-use assets:

December 31, 2024

	Offices	Cars	Total
Cost:
Balance at January 1, 2024	$3,648	$—	$3,648
Initially consolidated subsidiary	246	104	350
Modification	32	—	32
Termination	—	(31)	(31)
Revaluation recognized in OCI	(13)	(4)	(17)
Other	(12)	—	(12)
Balance at December 31, 2024	3,901	69	3,970
Accumulated depreciation:
Balance at January 1, 2024	2,071	—	2,071
Depreciation	697	16	713
Termination	—	(1)	(1)
Revaluation recognized in OCI	(3)	(1)	(4)
Balance at December 31, 2024	2,765	14	2,779
Depreciated cost at December 31, 2024	$1,136	$55	$1,191

December 31, 2023

Offices
Cost:
Balance at January 1, 2023	$2,974
Addition	287
Modification	674
Disposal	(305)
Other	18
Balance at December 31, 2023	3,648

Accumulated depreciation:
Balance at January 1, 2023	1,590
Depreciation	677
Disposal	(196)
Balance at December 31, 2023	2,071

Depreciated cost at December 31, 2023	$1,577

The discount rates used at inception of new leases are based on the estimated rate of the Company’s incremental borrowing in each lease, depending on the amount of the lease, its average life and the quality of the leased property. The discount rates range between 4.7% and 14.8%.

c.	For an analysis of maturity dates of lease liabilities, see Note 6.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: — GOODWILL AND INTANGIBLE ASSETS, NET

a.	Composition and changes:

2024:

			Trade	Customer	Customer
	Goodwill	Technology	Name	relationships	database	Total
Cost:
Balance as of January 1, 2024	$15,628	$7,271	$85	$5,480	$200	$28,664
Initially consolidated subsidiary	2,546	1,230	—	2,308	—	6,084
Revaluation recognized in OCI	(134)	(65)	—	(121)	—	(320)
Balance as of December 31, 2024	18,040	8,436	85	7,667	200	34,428
Accumulated amortization and impairment:
Balance as of January 1, 2024	—	2,178	85	2,966	200	5,429
Amortization recognized in the year	—	1,190	—	922	—	2,112
Impairment	3,000	—	—	—	—	3,000
Revaluation recognized in OCI	—	(3)	—	(2)	—	(5)
Balance as of December 31, 2024	3,000	3,365	85	3,886	200	10,536
Amortized cost at December 31, 2024	$15,040	$5,071	$—	$3,781	$—	$23,892

2023:

			Trade	Customer	Customer
	Goodwill	Technology	Name	relationships	database	Total
Cost:
Balance as of January 1, 2023	$15,628	$7,271	$85	$5,480	$200	$28,664
Purchases	—	—	—	—	—	—
Balance as of December 31, 2023	15,628	7,271	85	5,480	200	28,664
Accumulated amortization and impairment:
Balance as of January 1, 2023	—	1,142	85	2,144	200	3,571
Amortization recognized in the year	—	1,036	—	822	—	1,858
Balance as of December 31, 2023	—	2,178	85	2,966	200	5,429
Amortized cost at December 31, 2023	$15,628	$5,093	$—	$2,514	$—	$23,235

b.	In August 2024, the Group acquired all of the shares of Shipsta. For details on acquired goodwill and other intangible assets, see Note 5. The goodwill acquired in the amount of $2,546 was allocated to the Group’s Solutions operating segment.
c.	The goodwill acquired in 2016 as part of the acquisition of WebCargo, in the amount of $2,298, and the goodwill acquired in 2021 as part of the acquisition of 7LFreight, in the amount of $5,723, were allocated to cash-generating units (“CGUs”) within the Solutions operating segment. The goodwill assets were tested since acquisition annually for impairment, on December 31st of each year. No impairment was recorded in each of the three years ended on December 31, 2024.
d.	The goodwill acquired in 2022 as part of the Clearit Acquisition, in the amount of $7,607, was allocated to a Clearit CGU within the Platform operating segment. The goodwill was tested since acquisition annually for impairment, on December 31st of each year. No impairment was recorded in each of the two years ended on December 31, 2023.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: —  GOODWILL AND INTANGIBLE ASSETS, NET  (Cont.)

The recoverable amount of the Clearit CGU as of December 31, 2024 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by management covering a multi-year period. The pre-tax discount rate applied to the cash flow projections was 17.9% and cash flows beyond the 7- year period are extrapolated using a 3.0% growth rate. It was concluded that the fair value less costs of disposal did not exceed the value in use. As a result of this analysis the Group has recognized an impairment loss of $3,000 in the current year. The impairment loss is recorded within the general and administrative expenses in the statement of profit or loss.

e.	Amortization expenses of technology assets for the year ended December 31, 2024, 2023 and 2022 in the amounts of $1,190, $1,036 and $764, respectively, were included as part of the cost of revenue in the consolidated statements of profit or loss. Amortization expenses of customer relationships for the years ended December 31, 2024, 2023 and 2022 in the amounts of $922, $822 and $801, respectively, were included as part of sales and marketing expenses in the consolidated statements of profit or loss.

NOTE 12: — OTHER LONG-TERM ASSETS

	December 31,
	2024	2023
Deposits (*)	$1,637	$1,602
Other	—	3
	$1,637	$1,605

(*)Deposits mainly to secure payments to airlines and to support currency hedging activity, a bank guarantee, customs payments and credit cards.

NOTE 13: — ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2024	2023
Employees and payroll accruals	$1,739	$1,577
Accrued expenses	1,087	905
Deferred revenues	3,147	2,254
Consideration payable in connection with a business combination (see Note 5)	712	—
Other	338	195
	$7,023	$4,931

NOTE 14: — EMPLOYEE BENEFIT LIABILITIES, NET

Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14. According to laws in some of the other countries the Company employs in, the Company is required to pay compensation to an employee upon dismissal or the employee leaving at his or her own will.

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

Almost all of the employees in Israel are subject to Section 14 pursuant to which the fixed contributions paid by the Group into pension funds and/or policies of insurance companies release the Group from any additional liability to employees for whom said contributions were made. These contributions and contributions for benefits represent defined contribution plans.

	Year ended December 31,
	2024	2023	2022
Expenses – defined contribution plan	$322	$448	$461

b.	Defined benefit plans:

The Company has defined benefit plan for employees in Israel that were previously not under Section 14, and for employees in other countries that are entitled according to their respective domicile’s laws to severance pay upon dismissal or retirement. For defined benefit plan an employee benefit liability is recognized, and for employees of the Israeli subsidiary the Group also deposits amounts in pension funds and qualifying insurance policies.

Changes in the defined benefit obligation and fair value of plan assets:

	2024	2023
Defined benefit obligation:
Balance as of January 1,	$1,330	$1,366
Current service cost	226	259
Net interest expense	64	62
Total expenses recognized in profit or loss for the period	290	321
Loss (profit) from remeasurement in other comprehensive income (loss) – actuarial loss, net	(65)	108
Payments	(233)	(455)
Effect of changes in foreign exchange rates	(1)	(10)
Balance as of December 31,	1,321	1,330
Fair value of plan assets:
Balance as of January 1,	(74)	(72)
Net interest income	(4)	(4)
Loss from remeasurement in other comprehensive income (loss), net	(4)	2
Balance as of December 31,	(82)	(74)
Net defined liability:
Balance as of January 1,	1,256	1,294
Current service cost	226	259
Net interest expense	60	58
Total expenses recognized in profit or loss for the period	286	317
Loss (gain) from remeasurement in other comprehensive income (loss) - actuarial loss, net	(69)	110
Payments	(233)	(455)
Effect of changes in foreign exchange rates	(1)	(10)
Balance as of December 31,	$1,239	$1,256

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: — EMPLOYEE BENEFIT LIABILITIES (Cont.)

The principal assumptions underlying the defined benefit plan:

	2024	2023

	%
Discount rate (*)	5.3 - 5.6	4.7 - 5.9
Expected rate of salary increase	5	5

Number of years
Life expectation at the age of 65	7.9 - 11.2	8.3 - 12.2
(*)	The discount rate is based on high-quality CPI-linked corporate bonds for the defined benefit obligation in Israel or high-quality USD corporate bonds for other countries.

NOTE 15: - WARRANTS LIABILITY

	2024	2023

Balance as of January 1,	$1,485	$—
Warrants value at the date of issuance (see Note 1d)	—	10,925
Loss (gain) from revaluation to fair value through profit or loss	965	(9,440)
Balance as of December 31,	$2,450	$1,485

The Company issued public warrants (the “Warrants”) as part of the closing of the business combination pursuant to the BCA. Each Warrant entitles the holder to purchase one Ordinary share of the Company at an exercise price of $11.50 per share (“Warrant Price”). As of December 31, 2024 all Warrants were outstanding.

A Warrant may be exercised during the period commencing on the date that is thirty (30) days after the consummation of the business combination pursuant to the BCA and terminating on the date that is five (5) years after the date on which the Company consummated the business combination pursuant to the BCA (the “Exercise Period”).

Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period at the price of $0.01 per Warrant (“Redemption Price”), provided that the closing price of the Company’s Ordinary shares equals or exceeds $18.00 per share, on each of twenty (20) trading days within any thirty (30) trading day period, subject to the terms of the Warrant agreement. In the event of such a redemption, the Company’s management may elect to force all holders of Warrants to exercise such Warrants on a “cashless basis” by surrendering the Warrants for that number of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary shares underlying the Warrants, multiplied by the difference between the Warrant Price and the Fair Market Value (as defined in the Warrant agreement) by (y) the Fair Market Value.

The Group has classified all Warrants as a financial liability (see Note 2n.7).

NOTE 16: — EQUITY

a.	Composition of share capital:

		Issued and		Issued and
	Authorized	outstanding	Authorized	outstanding

	December 31, 2024		December 31, 2023

Ordinary shares of $0.00001 per share	350,000,000	49,726,906	350,000,000	47,894,688
Preferred shares of $0.00001 per share	1,000,000	—	1,000,000	—

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: — EQUITY (Cont.)

b.	Movement in issued and outstanding share capital:

Number of shares
Balance as of January1, 2023	36,138,588
Issuance of Ordinary shares (see Notes 16c1 and 16c.3)	169,473
Issuance of Ordinary shares in connection with the closing of the BCA	11,287,156
Exercise of employees’ options into Ordinary shares	299,471
Balance as of December 31, 2023	47,894,688
Issuance of Ordinary shares (see Notes 16c.1 and 16c.4)	754,443
Vested RSU’s	460,259
Exercise of employees’ options into Ordinary shares	617,516
Balance as of December 31, 2024	49,726,906

c.	Issuance of Preferred and Ordinary shares:
1.	In December 2021, Freightos launched the Digital Air Cargo Council (“DACC”) with three founding airline group members.

In August 2023 in addition to the shares issued in 2021 and in 2022 the Company issued to one of the airline groups an additional amount of 59,368 Ordinary shares. These additional Ordinary shares were valued at the time of issuance at $184, which was recorded as an operating expense in profit and loss.

In October 2023 the Company issued to one of the airline groups an additional amount of 59,368 Ordinary shares. These additional Ordinary shares were issued valued at the time of issuance at $136, which was recorded as an operating expense in profit and loss.

In January 2024 and in May 2024 the Company issued an additional 55,806 and 59,368 Ordinary shares, respectively, to two of the airline groups. These Ordinary shares were, valued at an aggregate amount of $351, which was recorded as an operating expense in the consolidated statement of profit or loss.

2.	In January 2023 the Company issued Ordinary shares and converted the Preferred shares to Ordinary shares as part of the Transactions - see Note 1d.
3.	In March 2023 and in December 2023 the Company issued 32,739 and 17,998 Ordinary shares, respectively, valued at the time of issuance at $113 and $58, respectively, to the seller of 7LFreight as a result of 7LFreight business achieving certain operating and financial milestones that were agreed to in the business combination.
4.	In August 2024, as part of the Shipsta Acquisition, the Company issued 539,966 Ordinary shares, valued at the time of issuance at $885 (see Note 5). In addition, 99,303 Ordinary shares were issued as part of the acquisition and are subject to certain restrictions and were retained for customary holdbacks and net working capital adjustments.

d.Rights attached to shares:

The holders of Ordinary shares are entitled to receive dividends only when, as and if declared by the Board of Directors and are entitled to one vote per share at general meetings of the Company. All Ordinary shares rank equally with regard to the Company’s residual assets.

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

The fair value of options, granted in 2024, 2023 and 2022, was estimated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31
	2024	2023	2022
Weighted average expected term (years)	5.44-5.86	5.67-10.01	5.59-7.23
Interest rate	4.06%-4.23%	4.18%-4.57%	1.89%-4.25%
Volatility	52%-53%	42%-47%	51%-54%
Dividend yield	—	—	—

The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date), as adequate historical experience is still not available to provide a reasonable estimate.

The Company measures the grant date fair value of its restricted share units (“RSU”) based on the closing market price of the ordinary share on the date of grant.

The share-based compensation expense was recorded in the statement of profit or loss and other comprehensive income (loss) as follows:

	Year ended December 31,
	2024	2023	2022
Cost of revenue	$378	$692	$290
Research and development	855	1,337	349
Selling and marketing	907	1,336	524
General and administrative	1,485	2,061	743
	$3,625	$5,426	$1,906

The changes in outstanding share options were as follows:

	Year ended December 31,
	2024		2023		2022
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
		$		$		$
Options at beginning of year	4,908,983	3.25	5,286,884	3.21	3,854,974	1.61
Granted	221,220	0.01	401,331	2.8	2,092,904	5.76
Exercised	(617,516)	1.15	(299,471)	0.78	(275,055)	0.77
Forfeited	(315,445)	3.69	(479,761)	3.98	(385,939)	2.82
Options outstanding at end of year	4,197,242	3.35	4,908,983	3.25	5,286,884	3.21
Options exercisable at end of year	3,150,793	3.13	3,135,910	2.45	2,457,312	1.34

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: — SHARE-BASED COMPENSATION (Cont.)

Based on the above inputs, the weighted average fair value of the share options granted in the years ended December 31, 2024 and 2023, was determined at $1.89 and $2.64 per option, respectively.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2024 was 5.97 years (as of December 31, 2023: 6.63 years).

The range of exercise prices for share options outstanding as of December 31, 2024 was $0.01 — $8.44 (as of December 31, 2023 was $0.01 — $8.44).

There were no Restricted share units (“RSU”) grants in the year ended December 31, 2022. The changes in outstanding RSU were as follows:

	Year ended December 31,
	2024		2023
		Weighted-		Weighted-
	Number	average fair	Number	average fair
	of Units	value	of Units	value
		$		$
Units at beginning of the period	919,750	2.76	—	—
Granted	2,339,591	1.90	932,800	2.76
Vested	(460,259)	2.65	—	—
Cancelled	(277,722)	2.48	(13,050)	2.80
Units outstanding at end of year	2,521,360	2.01	919,750	2.76

As of December 31, 2024 and 2023 there was $2,399 and $1,699 respectively of total unrecognized compensation cost related to unvested RSUs which is expected to be recognized over a weighted-average period of 2.39 and 2.75 years respectively.

NOTE 18: — CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES

As of December 31, 2024 the Group issued one bank guarantee to secure certain obligations it has in respect of a lease agreement of its offices in Jerusalem, for a total secured amount of $58.

Two long-term deposits in the total amount of $255 were pledged by the Israeli Subsidiary in favor of Israeli banks to secure certain activity with the bank, mainly the Group’s hedging activity.

NOTE 19: — OPERATING SEGMENTS

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

NOTE 19: — OPERATING SEGMENTS (Cont.)

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

b.The following table presents revenue and operating profit (loss) per segments:

	Solutions	Platform	Unallocated	Total
For the year ended December 31, 2024
Subscriptions	$14,861	$—	$—	$14,861
SaaS related professional services	537	—	—	537
Transactional Platforms fees	—	8,387	—	8,387
Total revenue	15,398	8,387	—	23,785
Operating loss	$(1,802)	$(14,247)	$(6,898)	$(22,947)

	Solutions	Platform	Unallocated	Total
For the year ended December 31, 2023
Subscriptions	$12,663	$—	$—	$12,663
SaaS related professional services	534	—	—	534
Transactional Platforms fees	—	7,084	—	7,084
Total revenue	13,197	7,084	—	20,281
Operating profit (loss)	$1,882	$(11,364)	$(68,318)	$(77,800)

	Solutions	Platform	Unallocated	Total
For the year ended December 31, 2022
Subscriptions	$11,674	$—	$—	$11,674
SaaS related professional services	754	—	—	754
Transactional Platforms fees	—	6,657	—	6,657
Total revenue	12,428	6,657	—	19,085
Operating profit (loss)	$2,261	$(10,250)	$(16,283)	$(24,272)

Unallocated includes corporate expenses and share-based compensation (in 2023 in addition it includes share-listing expenses and transaction-related costs, and in 2022 it includes transaction-related costs and costs associated with the Group Restructuring, see Note 1) and share-based compensation.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: — OPERATING SEGMENTS (Cont.)

For the years ended December 31, 2024, 2023 and 2022, no single Solutions customer or Platform user accounted for 10% or more of the Group’s consolidated income.

c.The Group’s geographic information on revenue is as follows:

	Solutions	Platform	Total
For the year ended December 31, 2024
Europe	$6,818	$58	$6,876
Hong Kong	222	4,284	4,506
United States	6,915	2,247	9,162
Other	1,443	1,798	3,241
	$15,398	$8,387	$23,785

	Solutions	Platform	Total
For the year ended December 31, 2023
Europe	$5,184	$—	$5,184
Hong Kong	437	3,389	3,826
United States	6,642	2,244	8,886
Other	934	1,451	2,385
	$13,197	$7,084	$20,281

	Solutions	Platform	Total
For the year ended December 31, 2022
Europe	$4,618	$—	$4,618
Hong Kong	460	3,441	3,901
United States	6,449	1,939	8,388
Other	901	1,277	2,178
	$12,428	$6,657	$19,085

The Group’s revenue from its Solutions segment is classified based on the location of the customers.

The Group’s revenue from its Platform segment is classified to its business in the location of the billing entity. This classification is independent of where the user resides or where the user is physically located while using the Group’s services.

As of December 31, 2024 and 2023, the carrying amounts of non-current assets (property and equipment, right-of-use assets, and intangible assets) are mainly in Canada, US and Luxembourg due to acquisitions and also in Israel, Hong Kong and Spain.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: — SELECTED STATEMENTS OF PROFIT OR LOSS DATA

a.	Cost of revenue:

	Year ended December 31,
	2024	2023	2022
Labor	$3,932	$4,145	$4,163
Credit card fees	1,079	1,045	1,209
Servers	1,109	996	874
Services and tools	180	194	284
Depreciation and amortization	1,345	1,180	920
Share- based compensation	378	692	290
Other	262	227	119
	$8,285	$8,479	$7,859

b.	Research and development:

Labor	$8,394	$8,976	$8,809
Servers	205	285	295
Software	225	228	222
Depreciation and amortization	329	374	387
Share- based compensation	855	1,337	349
Other	267	307	155
	$10,275	$11,507	$10,217

c.	Selling and marketing:

Labor	$7,910	$7,569	$5,170
Marketing and Promotion (*)	351	320	2,621
Digital Advertising	1,525	1,990	2,276
Software tools	404	360	185
Depreciation and amortization	1,202	1,074	980
Share- based compensation	907	1,336	524
Trade shows	367	306	181
Web site	72	108	156
Other	1,142	1,321	656
	$13,880	$14,384	$12,749

(*)expense related to share issuance for the DACC (see Note 16c.1).

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: - SELECTED STATEMENTS OF PROFIT OR LOSS DATA (Cont.)

d.	General and administrative:

	Year ended December 31,
	2024	2023	2022
Labor	$4,188	$4,974	$4,716
D&O insurance	1,067	1,623	95
Rent and related	693	681	682
Consulting	1,916	2,497	2,312
Office expenses	685	608	492
Software tools	651	665	494
Depreciation & Amortization	207	163	126
Goodwill impairment	3,000	—	—
Share- based compensation	1,485	2,061	743
Changes in the fair value of contingent consideration	—	(1,583)	(935)
Other	400	718	920
	$14,292	$12,407	$9,645

NOTE 21: — REORGANIZATION

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

NOTE 22: - INCOME TAXES (TAX BENEFIT), NET

a.	Tax rates:

There is no corporate income tax in the Cayman Islands. As part of the tax ruling obtained from the ITA with respect to the Group Restructuring (see Note 1a) the Company registered for tax purposes in Israel. The statutory corporate income tax rate for the years 2024, 2023 and 2022 in Israel was 23%.

The statutory Israeli corporate income tax rate applicable to the Israeli subsidiary, and based on the Company’s assessment that the Israeli subsidiary is eligible for the Preferred Technological Enterprise regime as per Israeli law was 7.5% for the years 2024, 2023 and 2022.

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

The Israeli subsidiary received final tax assessments or assessments that are deemed final due to lapse of statute of limitation through the 2019 tax year.

c.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2024, the Group had carryforward operating tax losses and carryforward capital tax losses of $160,022 and $2, respectively. Deferred tax assets of approximately $569 relating to share-based compensation, net of deferred tax liabilities of approximately $33, were recognized in the financial statements.

Deferred tax assets of approximately $16,646 and $1,080 relating to carryforward operating losses and other temporary differences (mainly research and development, employee benefits and share-based compensation), respectively, net of deferred tax liabilities of approximately $125, were not recognized because their utilization in the foreseeable future is not probable.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: - INCOME TAXES (TAX BENEFIT), NET (Cont)

d.	Deferred income taxes:

	Statements of financial		Statements of
	position		profit or loss
	December 31,		Year ended December 31,
	2024	2023	2024	2023	2022
Deferred tax assets:
Carryforward tax losses	$—	$5	$(5)	$5	$(41)
Employee benefits and other liabilities	—	237	$(237)	21	17
Share-based compensation	569	653	(84)	296	20
Intangible assets	—	74	(74)	74	—
Deferred tax liabilities:
Intangible assets	(33)	—	(33)	—	—
Deferred tax benefit (expenses)			$(433)	$396	$(4)
Deferred tax assets (liabilities), net	$536	$969

e.	Taxes on income (tax benefit) included in profit or loss:

	Year ended
	December 31,
	2024	2023	2022
Current taxes	$201	$300	$134
Deferred taxes, see also Note 23d above	433	(396)	4
Taxes in respect of previous years	(22)	11	31
	$612	$(85)	$169

f.	Theoretical tax:

As the Israeli subsidiary incurred operating losses during the years ended December 31, 2024, 2023 and 2022 for which deferred income taxes were not recorded, as mentioned in Note 22c, the reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 23: — LOSS PER ORDINARY SHARE

Details of the number of shares and loss used in the computation of basic and diluted loss per share:

	Number of shares
	2024	2023	2022
Weighted number of Ordinary shares(*)	48,579,804	44,907,105	7,930,928

	Year ended December 31,
	2024	2023	2022
Loss	$22,491	$65,473	$24,701
Preferred shares dividend (**)	—	639	9,038
For the computation of basic and diluted loss per share	$22,491	$66,112	$33,739
(*)	The computation of diluted loss per share did not take into account potential Ordinary shares (detailed below) due to their anti-dilutive effect:
a.	6,718,602 options and RSUs to employees, directors and consultants outstanding as of December 31, 2024 under the share-based compensation plan (5,828,733 and 5,286,884 as of December 31, 2023 and 2022, respectively).
b.	633,681 Ordinary shares as of December 31, 2023 to be issued contingent upon future conditions, as part of the acquisition of a technology asset and as part of the launch of the DACC (see Note 16c.1) and 1,228,410 as of December 31, 2022 Ordinary shares to be issued contingent upon future conditions, a consideration in a business combination, as part of the acquisition of a technology asset and as part of the launch of the DACC (see Note 16c.1) (as of December 31, 2024 – nil).
c.	27,660,151 Preferred shares outstanding as of December 31, 2022. (see Note 16c).
d.	14,850,000 Warrants outstanding as of December 31, 2024 and as of December 31, 2023.
e.	99,303 Ordinary shares that were issued as part of the acquisition of Shipsta (see Note 5) and are subject to certain restrictions and were retained for customary holdbacks and net working capital adjustment.
(**)	In January 2023 the Company converted all of its Preferred shares to Ordinary shares as part of the Transactions - see Note 1d.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 24: — RELATED PARTIES

a.	Related parties consist of 11 directors (including the CEO, who is also a shareholder) serving or served for a period of time during 2024 on the Company’s Board of Directors and 7 key officers (including the CEO).
b.	Benefits to directors:

	Year ended December 31,
	2024	2023	2022

Compensation to directors not employed by the Company or on its behalf	$75	$95	$60
Share-based payments to directors not employed by the Company or on its behalf	158	58	-
	$233	$153	$60
Number of directors that received the above compensation by the Company	5	4	2

c.	Compensation of key management personnel of the Group recognized as an expense during the reporting period:

	Year ended December 31,
	2024	2023	2022
Short-term employee benefits	$1,595	$1,976	$1,872
Share-based payments	1,066	1,953	758
Post-employment benefits	283	—	22
	$2,944	$3,929	$2,652
Number of key officers	7	7	7