Form 20-F
period 2025-12-31
Freightos Ltd
filed 2026-03-26
CIK 1927719

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Pablo Pinillos

Chief Executive Officer and Chief Financial Officer

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

As of the close of business on December 31, 2025, the issuer had 51,376,890 ordinary shares, par value $0.00001 per share, outstanding.

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

ii

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report (the “Annual Report”) to the terms “Freightos,” “Freightos Limited,” the “Company,” “our company,” “we,” “us,” and “our” refer to Freightos Limited, a Cayman Islands exempted company limited by shares, including its subsidiaries.

Freightos became a publicly traded company as a result of a business combination transaction (the “Business Combination”) that was completed on January 25, 2023 pursuant to a Business Combination Agreement, dated as of May 31, 2022 (the “Business Combination Agreement”), by and among the Company, Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“Gesher”), Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub I”) and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub II”). Pursuant to the Business Combination Agreement, (a) Merger Sub I merged with and into Gesher (the “First Merger”), with Gesher surviving the First Merger as a wholly-owned subsidiary of Freightos and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity merged with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Freightos. Our ordinary shares, par value $0.00001 per share (“Ordinary Shares” or “Freightos Ordinary Shares”) began trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “CRGO” on January 26, 2023, and our warrants exercisable for Freightos Ordinary Shares (“Freightos Warrants” or “Warrants”), which are subject to substantially the same terms and conditions as had been applicable to the warrants of Gesher that had traded publicly until the Business Combination, began trading on Nasdaq under the symbol “CRGOW” on January 30, 2023.

PRESENTATION OF FINANCIAL INFORMATION

Our fiscal year ends on December 31. Our audited consolidated financial statements as of December 31, 2025 and 2024, and for the three years ended December 31, 2025, 2024 and 2023, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. None of our financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Our financial information is presented in U.S. dollars. All references in this Annual Report to “$” are to U.S. dollars.

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

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our ability to effectively drive the adoption of our software solutions to drive strategic growth and the subsequent expansion of our Platform bookings;
●	Whether we are able to attract and retain carriers, freight forwarders and importers/exporters to use our products and services, and to increase the level of activity of such users;
●	Our history of net losses and the prospect for us not becoming profitable in the foreseeable future;
●	Whether we are able to maintain and improve the quality of our products and services, so that we succeed at attracting and retaining users;
●	Whether we are able to keep pace with rapid technological changes, particularly the transition to native operations;
●	Whether we are able to successfully compete and maintain or gain market share in the fiercely competitive LogTech (logistics technology) industry;
●	Whether we are able to retain the limited number of sellers of logistics that provide a substantial portion of the offerings available on our Platform;
●	Our ability to successfully integrate acquired businesses;
●	Global economic conditions, geopolitical issues, trade policy shifts and other factors, which impact our global operations and the international freight industry;
●	Acute disruptions to the global supply chain and international shipping and aviation;
●	Whether we need to raise additional funds to finance our future capital needs and grow our business;
●	Whether we are able to maintain our growth and effectively manage our transition to a solutions-led model in 2026 and growth in the future, and maintain and enhance our brand;
●	Our ability to manage through leadership and workforce transitions;
●	Whether we are able to accurately calculate freight indexes and comply with our published guides for calculating an index, thereby avoiding potential liability or reputational damage;
●	Whether we successfully navigate the complex regulatory environment to which we are subject, including with respect to data privacy and at our customs clearance operations, and thereby avoid penalties that could adversely impact our business;

●	Whether our internal computer and information technology systems, and those of our vendors, users or contractors, successfully avoid cyberattacks and security incidents, including sabotage, that could have numerous adverse impacts for our company;
●	The impact on our multinational operations of ongoing military conflicts and political tension around the world;
●	Whether there are changes in tax laws, tax incentives and benefits applicable to us; and
●	The other matters described in “Item 3. Key Information— D. Risk Factors” of this Annual Report.

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

Risks Related to Our Business and Industry

We may fail to effectively drive the adoption of our software solutions, which would prevent us from achieving our strategic growth and the subsequent expansion of our Platform bookings.

Our strategy for 2026 is focused on “solution adoption”—embedding our SaaS and software tools into the daily workflows of our customers. We believe that when our software is integral to customer operations, platform bookings follow naturally. However, if we fail to achieve significant adoption of our Solutions segment, or if customers do not find our software essential to their workflows, our Solutions revenue and subsequently our transaction growth and the resulting network effects will be severely limited. This strategy represents a shift in resource allocation toward our Solutions segment. Long-term, we view our SaaS offerings as the critical enabler for our Platform; failure to execute on this “solutions-first” sequence may result in lower growth in 2027 and beyond.

The international freight industry is historically slow to adopt new technology. Our success depends on our ability to convince carriers, forwarders, and enterprise importers and exporters to move away from legacy manual processes and toward our solutions and digital booking platform. If the industry does not shift toward the digital workflows enabled by our solutions, our revenue growth will stagnate.

Our long-term growth depends on our ability to attract and retain carriers, freight forwarders and importers/exporters using our products and services, and the failure to maintain or grow the number of users, and the level of activity of such users, could adversely impact our business.

Our ability to achieve significant growth in revenue in the future will depend, in large part, upon our ability to retain our current users and attract new users, including air and ocean carriers, freight forwarders and large, medium and small enterprise importers/exporters participating in the global freight ecosystem. In 2026, we are prioritizing software-led engagement as a stimulant for subsequent Platform growth.

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

If we fail to attract and retain a community of carriers that service the routes sought by freight forwarders and importers/exporters, or freight forwarders servicing geographic regions where importers/exporters need services, or if Sellers resist adopting our Solutions or integrating their existing information technology systems with our Platform, the quality and types of services provided on our Platform may not be satisfactory to Buyers on our Platform, services in geographic regions in which Buyers seek to engage freight services may not be available, and Buyers may decrease their use of, or cease using, our Platform. If Buyers reduce their usage of the Platform, Sellers may see less value in adopting our Solutions.

Our inability to attract and retain an active, diverse user base across our Solutions and Platform offerings could significantly hinder our long-term growth and business performance.

We expect to increasingly engage in sophisticated, costly and lengthy sales, marketing, internationalization and localization efforts. These efforts and others may not generate additional users, retain current users or advance our business in a cost-effective manner. We may not be successful in growing spending from target users, and in the event our current users decrease their usage that is not offset by increased activity from new users, that may result in a temporary or long-term deceleration in the growth of the value of transactions consummated between Buyers and Sellers on our Platform (referred to as our gross bookings value, or “GBV”, throughout this Annual Report). We may also modify our pricing model, or introduce new, modify or consolidate existing offerings or otherwise change our services and features to attract and retain users. Such actions may not have the intended effect of attracting and retaining users at the levels we anticipate and may have unintended negative consequences, such as a loss of users or a reduction of user activity or spend on our Platform.

Any decrease in the attractiveness of our Platform, failure to attract and retain users or reduced spending by users could lead to decreased activity, diminished network effects or a decrease in GBV on our Platform, each of which could adversely affect our business, revenue, financial condition and operating results.

We have a history of net losses, and we may experience net losses for the foreseeable future.

You should consider our business and prospects in light of the risks, expenses and difficulties encountered by companies that have not yet reached profitability. Although we launched our business in 2012, airline integrations reached critical mass in 2020. In addition, we recently shifted our business model from a bifurcated SaaS offering for carriers and freight forwarders, and a marketplace offering for our end customers, to a comprehensive model encompassing all of our customer segments. And, 2026 is a transition year focused on sequencing growth through software adoption. Accordingly, we have limited representative operating history upon which to base an evaluation of our current business and prospects and customers may not adopt the new model and we may face increased customer attrition.

Changes in our offerings and pricing, and the continued evolution of our business strategy, subject us to a number of uncertainties, including our ability to plan for and model future growth and make accurate projections regarding our future performance. In addition, we have in the past seen, and may in the future see, unexpected or unintended negative effects, as a result of changes to our pricing model, offerings and sales, brand positioning, and marketing efforts, including a failure to attract and retain carriers, freight forwarders and shipping companies or attract new end customers that adopt our solutions and spend on our Platform or the loss of spend from existing end customers. We cannot ensure that we will be successful in addressing these and other challenges we may face in the future, and our business may be adversely affected if we do not manage these challenges successfully.

We have experienced significant net losses since our inception and, given the significant operating expenditures associated with our business plan, we anticipate continuing net losses for the foreseeable future. If we do achieve profitability, we cannot be certain that we will be able to sustain or increase such profitability. We incurred a loss of approximately $17.5 million for the year ended December 31, 2025 compared to a loss of approximately $22.5 million (which included a one-time, non-cash $3.0 million impairment of goodwill related to an acquisition from 2022) for the year ended December 31, 2024. We have not generated positive cash flow from operations, and we cannot be certain that we will be able to generate positive cash flow from operations in the future. To achieve and sustain profitability, we must accomplish numerous objectives, including broadening and stabilizing our sources of revenue and increasing the number of users and monetizing transactions. Accomplishing these objectives may require significant additional investments and we cannot be certain that we will be able to raise additional investments on attractive terms, or even at all. Ultimately, we may not be able to achieve our objectives.

If we fail to maintain and improve the quality of our products and services, we may not be able to attract and retain users.

To satisfy users, we need to continue to improve their experience as well as innovate and introduce features and services that they find useful and that cause them to adopt our Solutions and use our Platform more frequently. This includes improving our technology to enhance user experience, such as by optimizing search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our Platform and our ability to provide high-quality support.

Our users depend on our support organization to resolve issues relating to our products and services. Our ability to provide effective support is largely dependent on our ability to attract and retain employees who are well versed in our offerings. As we continue to grow our international user base, our support organization will face additional challenges, including those associated with continuing to deliver support to users who speak an increasing number of languages. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation or adversely affect our ability to market the benefits of our products and services to existing and prospective users.

In addition, we need to adapt, expand and improve our offerings and user interfaces to keep up with changing user preferences. We invest substantial resources in researching and developing new features and enhancing our products and services by incorporating these new features, improving functionality and adding other improvements to meet our users’ evolving needs. The success of any enhancements or improvements to our offerings or any new features depends on several factors, including timely completion, adequate quality testing, integration with existing technologies on our Platform and third-party partners’ technologies and overall market acceptance. Because further development of our products and services is complex, challenging and dependent upon an array of factors, the timetable for the release of new features and enhancements is difficult to predict, and we may not offer new features as rapidly as users require or expect. Additionally, the time, money, energy and other resources we dedicate to developing new features or enhancements to our offerings may be greater than the short-term, and potentially the total, returns from these new offerings.

It is difficult to predict the problems we may encounter in introducing new features to our products and services and we may need to devote significant resources to the creation, support and maintenance of these features. We provide no assurances that our initiatives to improve our user experience will be successful. We also cannot predict whether any new features will be well received by users or whether improvements will be successful or sufficient to offset the costs incurred to offer these new features. If we are unable to improve or maintain the quality of our offerings, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Failing to keep pace with rapid technological changes, particularly the transition to native operations, could fundamentally disrupt our business, and render our existing Solutions and Platform obsolete.

The market for global freight, including the LogTech market, is characterized by rapid technological change, frequent new product introductions, and evolving industry standards, which is being accelerated through the increasing use of artificial intelligence (“AI”) and machine learning. The market may soon undergo a fundamental transformation driven by generative AI and autonomous agents. Our future success depends not only on our ability to continue enhancing our Platform’s functionality and our SaaS products, including through AI integration, to meet rapidly evolving customer demands. Our long-term success depends on our ability to adapt our software as an AI-first environment where autonomous agents manage complex booking and coordination tasks.

Our competitors, including new “AI-native” entrants and established tech giants, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements, particularly in their deployment and integration of AI technologies by developing systems that bypass traditional user interfaces entirely in favor of natural language orchestration. Many of our competitors have substantially greater financial, technical, and other resources than we do, enabling them to make significant investments in AI research and development, deployment, and implementation, including to train proprietary models or secure exclusive access to advanced compute resources.

If we are unable to enhance our products and services to incorporate new technologies, including AI and machine learning capabilities, in a timely and cost-effective manner, or if our competitors develop and introduce more sophisticated AI-powered products and features that achieve broader market acceptance, our Platform may become less competitive. Our long-term success may depend on our ability to transition from a “tool-based” SaaS model to an “agentic” AI model. Our competitors may develop autonomous logistics engines that disintermediate our Platform or make our Solutions obsolete. Our competitors may develop tools that:

●	Execute complex, multi-modal shipments autonomously without human intervention
●	Utilize proprietary datasets to provide predictive pricing and capacity far more accurately than our models
●	Create “zero-touch” booking experiences that make traditional dashboard-based SaaS obsolete
●	Significantly reduce the “time-to-book” through advanced natural language processing

Additionally, we may face difficulty recruiting and retaining skilled personnel with AI expertise due to intense competition for such talent. We are increasingly finding ourselves competing in an exceptionally constrained market for AI engineering and data science talent. Any failure to attract and retain the personnel needed to advance our AI capabilities, which could include pivoting our entire product architecture toward an AI-native foundation, could impair our ability to compete effectively.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, operating results and financial condition.

The global freight industry is highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs, virtual integration and frequent introductions of new competitors as well as new offerings and services. The level of competition within, and the frequency and likelihood of increased third-party investment and new competitors entering, this market segment further intensified due to the COVID-19 pandemic and the global supply chain disruptions that resulted, in large part, from the pandemic. We compete with a number of online and offline platforms and services domestically and internationally, as well as traditional freight brokerage businesses, to attract and retain users and increase the number of transactions booked through our Platform. Our main competitors vary based on specific parts of our product portfolio and include the following:

●	For WebCargo by Freightos air cargo booking platform: Cargo.one, CargoAi, WiseTech, CargoBooking.aero;
●	For freightos.com (shipping marketplace): primarily other forwarders, such as Ship4wd, Flexport, FedEx, UPS and others;
●	For WebCargo by Freightos Rate & Quote freight forwarder SaaS (Ocean): Descartes Portrix, Magaya Catapult,WiseTech CargoSphere, Freightify by Cargo.one;
●	For WebCargo by Freightos Forwarder Rate & Quote SaaS (Air): Cargo.one, Cargo.Ai;

●	For Freightos Procure (Shipsta): Freightender, Tendereasy, Transporeon, and non-freight specific sourcing software such as Keelvar; and
●	For Freightos Terminal (data): Xeneta, Platts, NYSHEX, and Drewrey and TAC and WorldACD for air cargo.

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

A limited number of Sellers provide a substantial portion of the offerings available on our Platform. If we fail to retain these Sellers, our Platform may not be as attractive to Buyers.

For the year ended December 31, 2025, approximately 21% and 55% of GBV was generated through the top Seller and the top-five Sellers on our Platform, respectively. For the year ended December 31, 2024, approximately 14% and 45% of our GBV was generated through the top Seller and the top-five Sellers on our Platform, respectively. As a result, our performance could be materially and disproportionately impacted by changes in the offerings made available to Buyers on our Platform by these few Sellers or any other significant future Seller. If any of our significant Sellers decrease, alter or discontinue the offerings available on our Platform, the value of our Platform to Buyers could be materially and adversely affected, which in turn could have a negative impact on our financial condition and results of operations. If we do not further diversify our Seller base, we will continue to be susceptible to risks associated with Seller concentration.

The integration of any businesses and technologies that we acquire, including their operations and employees, with our own, involves risks, and the failure to integrate them successfully may adversely affect our future results.

In recent years, we have been implementing a growth strategy that is centered on our vision of digitalizing the freight industry end-to-end. In August 2024, we acquired all of the outstanding shares of Shipsta, a leading freight-tender procurement platform used by enterprises to procure freight services at scale from leading freight forwarders and carriers— a segment representing an estimated 50-70% of the total air and ocean freight market. We believe that acquiring Shipsta has begun to, and will continue to, enable us to address the needs of importers, exporters, forwarders and carriers that seek comprehensive solutions beyond spot freight bookings and sales. In the past, we acquired several other businesses, including 7LFreight in 2021 and Clearit in 2022. We also may, in the future, enter into relationships with other businesses to expand our Platform or our ability to provide our Platform to more users, which could involve obtaining preferred or exclusive licenses, additional channels of distribution, or discount pricing, or the acquisition of, or investments in, other businesses.

Any failure to successfully integrate the business, operations and employees of future acquired businesses, or to otherwise realize the anticipated benefits of such acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of any differences in the business cultures between these companies and their personnel with our own. Integration of acquired businesses with ours is complex and time-consuming, involves additional expense and could disrupt our business and divert our management’s attention from ongoing business concerns.

The benefits we expect to realize from potential future acquisitions will, necessarily, be based on projections and assumptions about the combined businesses of our company, and assume, among other things, the successful integration of acquired entities into our business and operations. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies, and that may be accompanied by unforeseen or additional operating difficulties, risks and expenditures.

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

Adverse global economic conditions, as well as geopolitical issues, trade policy shifts, and other factors, could negatively impact our increasingly global operations and adversely affect our business, results of operations, financial condition and liquidity.

As a global company, our performance is affected by global economic conditions, geopolitical issues and other conditions with global reach, including changes in political conditions and in governmental policies; changes in and compliance with international and domestic laws and regulations; and wars, civil unrest, acts of terrorism, embargoes and other conflicts. The international freight industry in which we operate may be particularly subject to global economic trends and policy changes, including due to increases in tariffs and protectionist policies by the United States and other countries, while freight rate levels are at the same time also subject to capacity trends within the air and ocean markets. Macroeconomic weakness and uncertainty and the increasing fragmentation of global trade into regional blocs make it more difficult for us to manage our operations and accurately forecast financial results.

While macroeconomic risks apply to most companies, we are particularly vulnerable because the international freight industry is highly cyclical and especially susceptible to trends in economic activity. Our primary business is to facilitate the transportation of goods, so our business levels are directly tied to the purchase and production of goods - key measurements influenced by, among other things, inflation and deflation, supply chain disruptions, interest rates and currency exchange rates, labor costs, fuel and energy prices, buying patterns, debt levels, credit availability, disposable income, increased global concerns regarding working conditions and environmental sustainability; and changes in consumer attitudes regarding goods made in countries other than their own. Our revenue and profitability can be negatively impacted when demand for air or ocean freight decreases, reducing demand for our services, or when a drop in demand or sharp increase in supply puts downward pressure on freight rates.

When individuals and companies purchase and produce fewer goods, we facilitate the transportation of fewer goods, and as companies move manufacturing closer to consumer markets (“near-shoring” or “friend-shoring”) covering shorter distances, the high-value international transaction volumes that contribute to our Platform revenue may be reduced. Certain retailers are making investments to house goods in closer proximity to customers in connection with the growth in e-commerce demand and we expect this trend to continue. As we continue to grow our business, we are increasingly affected by the health of the global economy, the rate of growth of global trade, world trade policies (including significant tariffs such as U.S. Section 301 duties), international taxes, government-to-government relations and the typically more volatile economies of emerging markets.

Recent military escalations have demonstrated the fragility of these global networks. As a result of the ongoing military conflict between the United States, its Gulf allies and Israel, on the one hand, and Iran, on the other hand, global air freight networks have experienced a severe and sudden contraction. Following the escalation of hostilities in early 2026, the closure of sovereign airspace across much of the Middle East—including Iran, Iraq, Jordan, and Israel—coupled with the grounding of commercial and freighter fleets at major global hubs in Dubai, Doha, and Abu Dhabi, has removed an estimated 16% to 22% of global air cargo capacity. This “air bridge” collapse has forced long-haul traffic between Asia and Europe to utilize significantly longer and more costly detours, resulting in aircraft payload restrictions and skyrocketing freight rates. For example, on the Europe-Middle East lane, air cargo rates jumped by 73% within a number of days, according to the Freightos Air Index.

Instability in volume can also stem from other factors that have impacted global freight, such as the persistent attacks by Houthi rebels and other Iranian-backed groups in the Red Sea, the ongoing military conflict between Russia and Ukraine, as well as the ensuing sanctions on certain Russian and Belarussian persons and global trade relations. Any or all of these factors could negatively affect demand for global freight, our business, financial condition and result of operations. In addition, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions prohibitions.

While it is not entirely conclusive, trade tensions and policy shifts may be contributing to weakness in the global economy, which could adversely affect our business, results of operations and financial condition. “Trade wars” could cause increased costs for goods transported globally, which may reduce customer demand for these products if the parties having to pay those tariffs increase their prices, or could result in trading partners further restricting their trade with countries that impose such measures. Political uncertainty surrounding international trade disputes could negatively impact business and consumer confidence and spending.

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

In addition, the container market is also facing record container vessel capacity growth which is also contributing to downward pressure on container rates across lanes. Red Sea diversions absorbed capacity starting in late 2023 and pushed average container rates up more than 3X for transpacific and Asia - Europe lanes in 2024 compared to the previous year. With Red Sea diversions still absorbing capacity throughout 2025 however, average container rates on these lanes for 2025 fell by 45% compared to 2024, demonstrating that ocean rates faced downward pressure even on lanes where demand grew in 2025, with more capacity scheduled to enter the market in 2026.

So as some of our Platform revenue is directly linked as a percentage of GBV, if there is price deflation, our revenue will be negatively impacted. When market prices decline, our results of operations are generally adversely affected.

In addition, the global freight market is also subject to cost increases outside of our control that could materially reduce the amount of global freight services that our end customers require. Such cost increases include, but are not limited to, increases in wage rates, fuel prices as noted, interest rates, taxes, tolls, license and registration fees, insurance, equipment and healthcare for employees. Such conditions could therefore have an adverse effect on our business, results of operations and financial condition.

Our employees and contractors include professionals located in various international locations, including Israel, China, Hong Kong, Taiwan, the Palestinian Authority and Catalonia. Political changes, or the escalation of local conflicts, could disrupt or limit the work our employees and contractors are able to perform, and thus negatively affect the range of services we are able to provide our users or our cost for such services.

Current economic conditions in global markets, including due to lingering inflation, moderately high interest rates, and tight credit conditions, tend to reduce overall demand in the global freight industry. While inflation has somewhat moderated from its peak periods, and central bank policies have shifted, there can be no assurance that instability in credit and financial markets and a deterioration in confidence in economic conditions will not occur once again. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. Should the equity and credit markets deteriorate once again, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and share price and could require us to alter our operating plans.

In addition, there is a risk that one or more of our service providers, financial institutions and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Acute disruptions to the global supply chain and international shipping and aviation, such as intermittent disturbances in the Red Sea and the closure of Middle Eastern airspace, could adversely impact our business and results of operations.

Given our operation in the international shipping industry, any material disruptions to the global supply chain or to international shipping routes and air corridors pose a potential material risk to our business and results of operations. Following the onset of Israel’s war with Hamas in October 2023 that expanded to military conflict with Hezbollah in Lebanon, a war with Iran, and military action against other state and non-state actors (as described below under “Risks Related to Freightos’ Operations in Israel and Certain Other Jurisdictions - Relations between Israel and the other jurisdictions in which we operate, and geopolitical issues in the various jurisdictions in which our employees and users reside, could materially affect our business.”), global air freight and maritime networks have experienced multiple periods of disruption.

Those attacks, including by the Houthi organization in Yemen, significantly reduced container liner use of the Red Sea, which ordinarily provides a vital maritime route for international trade and, together with the Mediterranean Sea and the Suez Canal that bridges between those two seas, connects Asia with Europe. Most shipping companies and charterers have been routing, and have indicated that they will continue to route, their tankers and cargoes via a much longer route around the Cape of Good Hope for so long as the risk of attacks on ships remains significant in the Red Sea region. Certain major shipping lines like Maersk and Hapag-Lloyd are cautiously resuming select Red Sea transits as of February 2026, often under naval escort, following a prolonged avoidance of the route due to Houthi attacks. However, while some services briefly returned, many carriers re-suspended transits in March 2026 due to the ongoing military conflict involving Iran.

The escalation of hostilities with Iran in early 2026 led to the widespread closure of sovereign airspace across the Middle East and the effective suspension of operations at major global transit hubs in Dubai, Doha, and Abu Dhabi. This “air bridge” collapse removed significant global air cargo capacity, forcing long-haul traffic between Asia and Europe to utilize significantly longer and more costly detours. These disruptions caused aircraft payload restrictions, grounded freighter fleets, and resulted in a massive reduction in air traffic that negatively impacted the air cargo shipments facilitated by our Solutions and Platform. The reduced use of the Red Sea trade route, and the crisis in Middle Eastern air capacity, even though counteracted by increased use of alternate routes, has resulted in delays in supplier deliveries, extended lead times, and increases in the cost of freight, jet fuel, maritime insurance, purchased materials and manufacturing labor. If these effects become more pronounced, the added costs may lead to reduced sales of goods, and, as a result, reduced volume of shipping, which could lead to reduced usage of our Platform and our other services. That could impact our results of operations and financial condition in a material adverse manner.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding Ordinary Shares or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. We have not generated positive cash flow from operations in the past. While we anticipate that we will be able to reach financial breakeven by the end of 2026, there is no guarantee that we will be, and we may not be in the foreseeable future. If we raise additional funds through the sale of equity securities or securities convertible into equity securities, these transactions may dilute the value of our outstanding Ordinary Shares. We may also decide to issue securities, including protected securities, that have rights, preferences and privileges senior to our Ordinary Shares. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance any future capital requirements. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

If we are unable to maintain our current growth trajectory or effectively manage our transition to a solutions-led model in 2026, our business, revenue, and financial condition could be adversely affected.

We have experienced significant growth in a relatively short period of time. While our total GBV grew by 44% in 2025 to $1.286 billion, GBV is primarily a trailing indicator of the adoption of our products and services. Consequently, this historical GBV growth may not be indicative of future growth performance. Future period-over-period growth metrics, when compared against the results of 2025, may fail to meet the expectations of investors or securities analysts as we prioritize the integration of our software into customer workflows. Moreover, oscillations in the global freight market driven by shifting consumer behavior and macroeconomic volatility may be significant (for example, disruptions caused by the military conflicts in the Middle East), which may further impact period-over-period growth rates.

Sustaining our growth and executing our 2026 transition will place significant demands on our management as well as on our administrative, operational and financial resources. To manage our growth, we must continue to improve our operational, financial and management information systems and processes; expand, motivate, retain and effectively manage and train our workforce; and effectively collaborate with our third-party partners, all of which can be more difficult with an increasingly remote workforce and an increasingly competitive labor market. If we are unable to manage our growth successfully without compromising the quality of our offerings or user experience, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, operating results, financial condition and ability to successfully market our products and services and serve our users could be adversely affected.

Our recent and historical growth should not be considered indicative of our future performance. We have encountered, and will encounter in the future, risks, challenges and uncertainties, including those frequently experienced by growing companies in rapidly changing and highly competitive industries. For example, in prior periods we have adjusted our revenue forecasts and implemented cost-saving initiatives to align with market conditions, and we may do so again in the future. If our assumptions regarding our 2026 “transition year” strategy are incorrect or change our financial condition and operating results could differ materially from our expectations, our growth rates may slow, and our business would be adversely impacted.

We may not successfully manage our growth.

We have grown rapidly and substantially in the last several years, including by expanding our internal resources and by making acquisitions, and in the future may seek to make additional acquisitions and enter into new markets. For the 2026 fiscal year, we have initiated a transition to deliberately sequence our growth, focusing resources first on the adoption of our Solutions (SaaS) to embed more deeply our software in customer workflows, which we believe will naturally increase subsequent Platform bookings. We intend to continue to focus on growth in our business, including organic growth through bringing on new users of our solutions and increased number of transactions with existing market participants. In addition, we may pursue additional transactions to grow into new markets or expand our offerings. We may experience difficulties and higher-than-expected expenses in executing these strategies as a result of unfamiliarity with new markets, changes in revenue and business models, entry into new geographic areas, inability to find suitable acquisition partners and increased pressure on our existing infrastructure and information technology systems from multiple project implementations. Specifically, if our 2026 strategy fails to result in the expected “pull-through” of Platform transactions, our overall growth may stagnate. We may need to curtail such expenses related to our growth from time to time to enhance our profitability, as we have done in prior periods.

Our growth plans may place a significant strain on our management, operational, financial and information technology resources. We seek to continually improve existing procedures and controls, as well as implement new transaction processing, operational and financial systems and procedures and controls to expand, train and manage our employee base. Our working capital needs may continue to increase as our operations grow. Failure to manage our growth effectively, including the timing of our segment-specific investments, or obtain necessary working capital, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand are of significant importance to the success of our business. A well-recognized brand is critical to increasing the number and the level of engagement of users of products and services. Successful promotion of our brands and our offerings depends on, among other things, the effectiveness of our marketing efforts, our ability to provide reliable, trustworthy and useful products and services, and our ability to provide quality support. In order to maintain and enhance our brands, we will need to continuously invest in marketing programs that may not be successful in achieving meaningful awareness levels. However, brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand. We have conducted and may continue to conduct various marketing and brand promotion activities. We cannot assure that these activities will be successful or that we will be able to achieve the brand awareness we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness.

In addition, any negative publicity relating to our products or services or us, regardless of its veracity, could harm our brand. If our brands are harmed, we may not be able to grow or maintain our carriers or user base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

Our newly appointed Chief Executive Officer and other members of our senior management team have limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public-company investors and complying with the increasingly complex laws pertaining to public companies in the United States. This is particularly relevant following the permanent appointment of our Chief Executive Officer, Pablo Pinillos, who currently also serves as our Chief Financial Officer. While Mr. Pinillos has deep operational and financial knowledge of the Company, he has not previously served as the chief executive officer of a principal operating business or a publicly traded company. The transition from a founder-led organization to new leadership involves inherent risks, and any failure by Mr. Pinillos to effectively adapt to the requirements of the CEO role—including strategic execution and public market engagement—could adversely affect our business. Furthermore, following Mr. Pinillos’ appointment as CEO, we have only recently initiated a formal search for a permanent Chief Financial Officer. Until a successor is identified and onboarded, Mr. Pinillos may continue to bear significant financial reporting and oversight responsibilities in addition to his new duties as CEO. This dual focus, or any delay in recruiting a high-quality candidate with the necessary public-company experience, could divert management’s attention from our 2026 strategic transition, increase our reliance on third-party advisors, and potentially impact the efficiency of our internal controls and financial reporting.

Our North American customs brokerage operations, conducted through Clearit, subject us to complex regulatory requirements, potential financial liabilities for duties and taxes, and the risk of license revocation, any of which could materially harm our business and reputation.

We are subject to stringent licensing and regulatory requirements in the United States and Canada, and the failure to maintain our licenses or comply with evolving regulations would terminate our ability to provide customs brokerage services.

Our customs clearance business depends on the maintenance of active customs broker licenses from U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These licenses require us to maintain “responsible supervision and control” over our operations, typically through the employment of individually licensed Customs Brokers. If we lose the services of these key individuals or fail to comply with the rigorous administrative and ethical standards mandated by these agencies, our licenses could be suspended or revoked. Furthermore, changes in trade agreements, such as the USMCA, or the introduction of new filing requirements, may increase our compliance costs or disrupt our ability to clear shipments efficiently.

We may be held liable for fines, penalties, or unpaid duties and taxes if we or our customers fail to comply with customs laws and regulations.

As a customs broker, we are responsible for the accurate entry of goods, including their classification under the Harmonized Tariff Schedule (HTS), valuation, and country-of-origin declarations. The complexity of these regulations is increasing, particularly with the frequent assessment of Section 301, 232 and reciprocal tariffs and anti-dumping or countervailing duties. Any errors in these filings—even if based on information provided by our customers—can result in the assessment of “liquidated damages,” civil penalties, or fines. While we generally seek indemnification from our customers, we may be unable to recover these costs, and repeated non-compliance could lead to increased scrutiny from government authorities and damage our standing in the industry.

We face significant credit and liquidity risks related to the payment of duties and taxes on behalf of our customers.

For the majority of our customers, Clearit facilitates the payment of import duties, taxes, and other government fees on behalf of its customers. In certain scenarios, we may be held primarily or secondarily liable by the government for these amounts. If a customer becomes insolvent or otherwise fails to reimburse us for these significant outlays, we could experience substantial financial losses. Additionally, any sharp increase in global tariff rates would require us to utilize more of our working capital to bridge these payments, which could strain our liquidity and limit our ability to invest in other areas of our business.

Our reliance on government-operated technology systems subjects our brokerage operations to risks of technical failure and data breaches.

Our ability to clear cargo is entirely dependent on the continuous availability of government-mandated electronic data interchange (EDI) systems, such as the U.S. Automated Commercial Environment (ACE). Any prolonged downtime, system failure, or cyberattack targeting these government portals—or our own connection to them—would prevent us from filing entries, leading to shipment delays, storage fees for our customers, and potential loss of business. Furthermore, as we handle sensitive commercial and financial data for importers, any breach of our systems could result in regulatory penalties and a loss of trust from our brokerage clients.

We are subject to currency risk, and changes in the relative values of different currencies could have a material impact on our financial results.

The U.S. dollar is our functional currency and our financial results are reported in U.S. dollars. Our revenue is denominated in U.S. dollars, Euros and Canadian Dollars, as well as other currencies to a lesser extent, and certain components of our cost of revenue and operating expenses, primarily payroll and rent, are denominated in New Israeli Shekel (“NIS”) and Euros. We also incur expenses in other currencies, such as the Canadian Dollar, Indian Rupee and Chinese Yuan, although to a lesser extent. As a result of our utilization of these multiple currencies, we are exposed to the risk that the NIS and Euro may appreciate relative to the dollar, or, if the NIS and Euro instead devalue relative to the dollar, that the inflation rate in Israel and/or Europe may exceed such rate of devaluation of the NIS or Euro, or that the timing of such devaluation may lag behind inflation in Israel or Europe (as applicable). For example, if the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected.

In 2025 and the early part of 2026, this risk has been pronounced, as the U.S. dollar has devalued significantly against many foreign (non-U.S.) currencies. The NIS and the Euro appreciated relative to the U.S. dollar by 14.3% and 13.1%, respectively, in 2025 (in each case, based on the change in the average representative exchange rates throughout the year relative to in 2024). In previous years, there were less impactful changes in exchange rates, as in 2024, the NIS appreciated by only 0.3% against the U.S. dollar, while the Euro-U.S. dollar exchange rate did not change. The annual rate of inflation in Israel amounted to 3.8% and 3.2% in 2025 and 2024, respectively, while in the Euro Area, the annual inflation rates were 2.0% and 2.4% in 2025 and 2024, respectively. This trend of stronger Israeli and European currencies relative to the U.S. dollar have increased the U.S. dollar cost of our operations in Israel and Europe, thereby hurting our financial results.

We do from time-to-time attempt to mitigate the risk of currency rate fluctuations by entering into forward contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and rent. However, there can be no assurance that our attempts to hedge will be successful. Our non-U.S. operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in exchange rate changes or the rate of inflation in the countries where we operate. We are also subject to counterparty risk related to our hedging transactions. If our hedging program is not successful, or if we change our hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates. Any hedging technique we implement may fail to be effective. During the years ended December 31, 2025 and 2024, we entered into forward contracts to hedge certain forecasted payments denominated in NIS for a period of up to twelve months. We had outstanding forward contracts that were not qualified as hedging instruments in a cash flow hedge, in the aggregate notional amount of $1.4 million and $1.9 million as of December 31, 2025 and 2024, respectively. The fair value of the outstanding forward contracts as of December 31, 2025 and 2024 was $0.1 million and positive $0.0 million, respectively. If the dollar cost of our operations continues to increase, our dollar-measured results of operations will be adversely affected. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Foreign Currency Risk.”

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

Certain extreme or unusual weather conditions, such as snowstorms and hurricanes, natural disasters, such as earthquakes, fires, floods and climate change-caused events and acts of God, including pandemics (such as the COVID-19 pandemic) and epidemics, as well as acts of war, can disrupt the transportation ecosystem and affect freight volumes, operations, costs and revenues. The frequency and severity of some catastrophic events, such as flooding, hurricanes, tornadoes, extended droughts and wildfires are contributed to by global climate change, which many in the scientific community, in governmental bodies and elsewhere believe will continue for decades to come, potentially resulting in increased disruption to us. Geopolitical trends, including nationalism, protectionism, restrictive visa requirements, or acts of war (such as Iran’s recent threatened closure of the Strait of Hormuz in response to military strikes against Iran), could limit the expansion of our business in certain regions. Our business operations are subject to interruption by, among others, natural disasters, fire, power shortages, earthquakes, floods, nuclear power plant accidents and events beyond our control such as industrial accidents, terrorist attacks and other hostile acts, labor disputes and public health issues. A catastrophic event that results in a disruption or failure of our systems or operations could result in significant losses and require substantial recovery time and significant expenditures in order to resume or maintain operations, which could have a material adverse impact on our business, financial condition and results of operations.

We are subject to various risks related to Freightos data products and in particular our freight indexes. If we are unable to accurately calculate an index or comply with our published guides for calculating an index, we may face claims, suffer reputational damage and lose clients and revenue, which could have a material impact on our financial results.

We act as the calculating agent for the Freightos Baltic Index (“FBX”) and the Freightos Air Index (“FAX”). The FBX is published every weekday to provide indicative market prices for shipping a 40-foot container on twelve trade lanes, plus a global average. While we act as the data provider and calculating agent for FBX, the Baltic Exchange in London is the benchmark administrator responsible for legal and regulatory compliance of the benchmark. Some of the FBX indices have futures contract trading on the Chicago Mercantile Exchange and the Singapore Exchange, SGX. These derivative products are relatively new and trading volumes are still minimal, but we believe that FBX is the most used benchmark of containerized shipping prices. The FAX is published daily to provide indicative market prices per kilogram for air cargo on various region-to-region routes. FAX is currently not regulated and we may act as the benchmark administrator for FAX in the future. We may launch further data products including benchmarks in the future.

Our ability to calculate the FBX and the FAX are contingent upon our continued access to market information from the active use of our Platform. Analyzing the underlying data and calculating an index can be operationally challenging and can also be subject to interpretation. The production and calculation of our indexes are handled by a small, specialized team, and we are heavily dependent on their technical expertise and deep understanding of the global freight industry to maintain the accuracy and integrity of our data products. Because this team is small, we lack significant redundancy in these roles. If we were to lose the services of even a few of these key employees, or if they were unable to perform their duties for an extended period, our ability to reliably maintain and publish these indexes would be placed at significant jeopardy. We may not be able to find, recruit, or train suitable replacements in a timely manner, which could lead to calculation errors, publication delays, or the temporary suspension of our data products.

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

In connection with our Platform, we provide a “payment guarantee” to Sellers for invoiced services on behalf of Buyers and subsequently invoice the Buyers for such services. In order to maintain these relationships, we have in the past been, and may in the future be, forced to agree to terms that are unfavorable to us, including extended payments terms and providing cash deposits. We also extend credit to certain eligible Buyers in the ordinary course of business as part of our business model. By extending credit, we increase our exposure to uncollected receivables.

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

Our business model involves enabling connections between Buyers and Sellers of freight services that contract directly through our Platform. Carriers utilize their own terms of service, and often have separate contracts with freight forwarders and other Buyers. Buyers and Sellers on the freightos.com marketplace are subject to various rules and terms for buying and selling on our Platform. Disputes sometimes arise between Buyers and Sellers with regard to their contract terms, service relationship or otherwise, including with respect to service standards and payment. These disputes may occur more frequently during a macroeconomic downturn or when freight costs are particularly high. If either party believes the contract terms were not met, we provide a mechanism for the parties to request assistance from us. Whether or not Buyers and Sellers decide to seek assistance from us, if these disputes are not resolved amicably, the parties might escalate to formal proceedings, such as by filing claims with a court or arbitral authority. Given our role in facilitating and supporting these arrangements, claims may sometimes be brought against us directly as a result of these disputes. Through our terms of service, we disclaim responsibility and liability for any disputes between users; however, we cannot guarantee that these terms will be effective in preventing or limiting our involvement in user disputes or that these terms will be enforceable or otherwise effectively prevent us from incurring liability as a result of disputes between users. In addition, users may assert claims against us regarding their experience on our Platform. Disputes between Buyers and Sellers, and between users and us, may become more frequent based on conditions outside our control, such as a macroeconomic downturn. Such disputes, or any increase in the number of disputes, may result in an adverse effect on our business prospects, such as a loss of goodwill with users, reputational harm, lost revenue and an increase in costs. Even if these claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could result in legal, settlement or other financial costs, divert the resources of our management and adversely affect our business and operating results.

Our business depends largely on our ability to attract and retain talented employees, including senior management and key personnel. If we lose the services of key members of our senior management team, as occurred during 2025 and 2024 with the departures of our founder and chief executive officer, and our chief financial officer, or other key personnel, we may not be able to execute on our business strategy.

Our future success depends in large part on the continued services of senior management and other key personnel and our ability to attract, retain and motivate them. Until very recently, we were substantially dependent on Dr. Zvi Schreiber, our founder and former Chief Executive Officer, for much of our vision and strategic direction, until he and we mutually determined to part ways in December 2025, effective as of January 31, 2026. In November 2024, our then Chief Financial Officer, Ran Shalev, decided to conclude his tenure in that role with effect from December 31, 2024. Pablo Pinillos was appointed as our Chief Executive Officer effective March 16, 2026, after being hired as our Chief Financial Officer effective March 1, 2025. Our reliance on one individual to fill each of our most senior executive and finance positions could overburden Mr. Pinillos and our other management team members. If we are unable to hire and retain a suitable permanent chief financial officer in the near future, that could potentially risk the effective management of our business and strategy.

We rely on other members of our leadership team and other key personnel in the areas of product, research and development, operations, security, marketing, support and general and administrative functions. While our senior management and many other key personnel are employed pursuant to employment agreements, there can be no assurance that such persons will continue to provide services to us (as was the case with Dr. Schreiber and Mr. Shalev). Further, our senior management and other key personnel are employed in jurisdictions where courts may or may not enforce non-competition and other restrictive covenants included in our employment agreements. If we lose the services of senior management or other key personnel, if our succession plans prove inadequate, or if we are unable to retain, attract, train, and integrate the highly skilled personnel we need, our business, operating results and financial condition could be adversely affected.

We have made, and may continue to make, changes that have been and will be disruptive to our personnel, such as short-term changes in strategic direction, acquiring other businesses, changes to the composition of our leadership team and other key personnel and realignment of reporting lines of our workforce. These changes have resulted, and future personnel changes may result, in increased attrition or reduced productivity of our personnel, including senior management and key personnel, stemming from organizational restructuring, as new reporting relationships are established and as other companies may increasingly target our executives and other key personnel, particularly during the current highly competitive market for qualified personnel. Any such changes may also result in a loss of institutional knowledge, cause disruptions to our business, impede our ability to achieve our objectives or distract or result in diminished morale in, or the loss of, personnel.

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

While we enter into non-competition covenants with our employees in certain jurisdictions, we may be unable to enforce these covenants under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us. For example, labor courts have required employers seeking to enforce non-compete undertakings of a former employee, in some cases, to pay the former employee during the term and/or to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer, such as the protection of a company’s trade secrets or other intellectual property. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information or that their former employers own their inventions or other work product developed while employed by us.

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

Our ability to use our net operating loss carry-forwards and certain other tax attributes is limited.

As of December 31, 2025, we had estimated net operating loss carry-forwards for Israeli income tax purposes of $117.1 million available to offset future taxable income recognized in Israel, for Hong Kong income tax purposes of $22.3 million available to offset future taxable income recognized in Hong Kong and for Luxembourg income tax purposes of $51.2 million available to offset future taxable income recognized in Luxembourg. Realization of these net operating loss carry-forwards depends on future income, and there is a risk that our existing carry-forwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our operating results.

In addition, under Sections 382 and 383 of the United States Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carry-forwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our share ownership. As a result, if we earn net taxable income in the near future and/or following an ownership change, our ability to use our pre-change net operating loss carry-forwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

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

Risks Related to Our Intellectual Property, Information Technology, Data Privacy and Security

Errors, defects or disruptions in our products and services could diminish demand, adversely impact our financial results and subject us to liability.

Our products and services enable our users to manage important aspects of their businesses, and any errors, defects or disruptions in our offerings, or other performance or availability problems with our infrastructure, could harm our brand and reputation, negatively impact our operating results or otherwise damage our business or the businesses of our users. As we introduce new offerings and services and look to expand our reach with more industry participants over time, we will need an increasing amount of technical infrastructure and continued infrastructure modernization, including network capacity and computing power, to continue our operations. We may fail to effectively scale and grow our technical infrastructure to accommodate these increased demands, which may adversely affect our user experience. We also rely on third-party software and infrastructure, including the infrastructure of the internet, to provide our products and services. Any failure of or disruption to this software and infrastructure could also make our offerings unavailable to our users. Internet shutdowns in certain jurisdictions are becoming more frequent, including in response to civil unrest or prior to contested political elections, and any shutdown in a jurisdiction in which a significant number of our users are located will adversely affect user activity of our products and services throughout the duration of such shutdown.

Our products and services are constantly changing with new updates, which may contain undetected errors when first introduced or released. Any errors, defects, disruptions in service, or other performance or stability problems with our offerings, or the inadequacy of our efforts to adequately prevent or timely detect or remedy errors or defects, could result in negative publicity, loss of or delay in market acceptance of our offerings, loss of competitive position, our inability to timely and accurately maintain our financial records, interference with our customers’ ability to contract for, or the ability of service providers to complete bookings on our Platform, inaccurate or delayed invoicing of end customers, delay of payment to us or service providers, claims by users for losses sustained by them or investigation and corrective action taken by regulatory agencies. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help resolve the issue. Accordingly, any errors, defects or disruptions in our products and services could adversely impact our brand and reputation, revenue and operating results.

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

Despite our efforts to implement security measures, our internal computer and information technology systems and those of our vendors, users and contractors are vulnerable to attack and damage from computer viruses, malware, denial of service attacks, unauthorized access or other harm, including from threat actors seeking to cause disruption to our business. We face risks related to the protection of information that we maintain - or engage a third-party to maintain on our behalf - including unauthorized access, acquisition, use, disclosure or modification of such information. Cyberattacks are increasing in their frequency, sophistication and intensity and have become increasingly difficult to detect. In particular, the rapid advancement and widespread availability of generative artificial intelligence have enabled threat actors to create highly sophisticated and automated attacks, including ultra-realistic “deepfake” voice and video phishing, automated exploit generation, and hyper-personalized social engineering at scale. Cyberattacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Cyberattacks also could include phishing attempts or e-mail fraud to cause unauthorized payments or information to be transmitted to an unintended recipient or to permit unauthorized access to systems. A material cyberattack or security incident could cause interruptions in our operations and could result in a material disruption of our business operations, damage to our reputation, financial condition, results of operations, cash flows and prospects.

Moreover, geopolitical tensions, particularly the ongoing conflicts in the Middle East and the Russia-Ukraine war, have contributed to a surge in cyber-attacks targeting companies with Israeli connections and their global supply chain partners, posing a threat to critical infrastructure. We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks and systems, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has yet had a material adverse impact on our operations, financial condition, or reputation, we cannot guarantee that such incidents will not have such an impact in the future. For example, as we transition to a solutions-led model where our software products are more deeply embedded in customer workflows, we face increased data privacy and security risks.

Furthermore, our own use of AI introduces new attack vectors, such as “prompt injection” attacks, the potential for data leakage through AI training sets, and the risk of “model poisoning” where manipulated data leads to biased or incorrect automated decision-making. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls across our business groups and geographies. Despite our efforts, it is possible that our security systems, controls, and other procedures that we follow or those employed by our third-party service providers, may not prevent breaches, failures, or disruptions. Such breaches, failures, or disruptions have in the past and could in the future subject us to the loss, compromise, destruction, or disclosure of sensitive or confidential information, including personal data, or intellectual property, either of our own information or intellectual property or that of our customers (including end customers) or other third parties that may have been in our custody or in the custody of our third-party service providers, financial costs or losses from remedial actions, litigation, regulatory issues, liabilities to customers or other third parties, damage to our reputation, delays in our ability to process orders, delays in our ability to provide products and services to customers, including SaaS or other hosted or managed services offerings, research and development or production downtimes, or delays or errors in financial reporting. Information system breaches or failures at one of our partners, including hosting providers or those who support other cloud-based offerings, may also result in similar adverse consequences. Any of the foregoing could harm our competitive position, result in a loss of customer confidence, and have an adverse impact on our business and harm our business and financial condition.

In the ordinary course of our business, we collect and store data that we are required to protect, including, among other data, personal information about our employees, intellectual property and proprietary business information. We also collect and store data, including through the use of third parties that host the data on our behalf, on behalf of our users, which could include their personal data, and information about their business that they deem proprietary, among other data. As we prioritize the adoption of our Solutions, the volume and sensitivity of the data we manage on behalf of our users—including proprietary pricing, capacity, and supply chain data—is expected to grow. This increases the potential impact of any breach. Any cyberattack or security incident that leads to unauthorized access, acquisition, use, modification or disclosure of any such information, whether pertaining to us, our users (former, current, prospective), could harm our reputation, cause us not to comply with increasingly stringent global data breach notification laws, data security requirements, our contractual obligations and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information and under contract. In addition, we could be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in our information systems and networks and those of our vendors, including personal information of our employees and company, user and vendor confidential data.

In addition, outside parties have previously attempted and may in the future attempt to penetrate our systems or those of our vendors or fraudulently induce our personnel or the personnel of our vendors to disclose information in order to gain access to our systems or data or seek to gain a fraudulent payment (such as through a phishing/wire fraud scheme). The use of AI-driven tools by these parties makes it increasingly difficult for our personnel to distinguish between legitimate and fraudulent communications. The number and complexity of these threats continue to increase over time. If a material breach of our information technology systems or those of our vendors occurs, the market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged, resulting in increased costs and potential losses to us.

Our insurance coverage may not be adequate to cover all losses associated with security incidents, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to address a security incident. Furthermore, as AI-based threats evolve, the cost of cyber insurance premiums may increase, or certain types of AI-driven attacks may be excluded from standard coverage. As a result, we may be required to expend significant additional resources to protect against the threat of these issues or to alleviate problems caused by the same. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely and there can be no assurance that any measures we take will prevent cyberattacks or security incidents that could adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

We operate in a highly competitive industry, and there has been considerable activity in the software industry to develop and enforce intellectual property rights. Intellectual property infringement claims against us or our users or third-party partners could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that aspects of our products and services, content and brand names do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties, including our competitors. Also, we may in the future be subject to legal proceedings and claims relating to the intellectual property of others, including our competitors. The likelihood of intellectual property-related litigation and disputes may increase due to the increased attention on our market segment due to recent disruptions to the global supply chain. Companies, including non-practicing entities, have also sent us demand letters alleging that we infringe their intellectual property. We may receive such demand letters seeking licensing fees, royalties and damages and demanding that we cease certain commercial activity in the future. Our competitors and other third parties may in the future challenge our registration or use of our trademarks, including “Freightos,” and other intellectual property rights, and such a challenge, even if not successful, could adversely affect our brand and business. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have or trademarks or other rights that pre-date and take precedence over our own. We may also be obligated to obtain licenses from third parties or modify our offerings or marketing strategy, and each such obligation would require us to expend additional resources and could divert the attention of management. Some of our infringement indemnification obligations related to intellectual property are contractually capped at a very high amount or not capped at all.

Any litigation or other disputes relating to allegations of intellectual property infringement could subject us to significant legal costs, devotion of internal resources and liability for damages, invalidate our proprietary rights or force us to do one or more of the following:

●	cease conducting certain operations in some or all jurisdictions, or stop using technology that contains the allegedly infringing intellectual property;
●	stop using the name “Freightos” or other trademarks in some or all jurisdictions;
●	incur significant legal expenses;
●	pay substantial damages or ongoing royalty payments to the party whose intellectual property rights we may be found to be infringing;
●	pay substantial amounts in settlement to a party that asserts allegations of intellectual property infringement;

●	prevent us from offering aspects of our products or services or make expensive and disruptive changes to our products or services or our methods of doing business; or
●	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

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

Our pending and future patent or trademark applications may not be approved, or competitors or others may challenge the validity, enforceability or scope of our patents, the registrability or validity of our trademarks or the trade secret status of our proprietary information. If we are unsuccessful in a dispute or litigation, we may be unable to stop competitors or others from using our marks or confusingly similar marks and we may suffer dilution, loss of reputation, genericization or other harm to our brand. Efforts to protect and enforce our intellectual property rights, even if successful, may be costly, negatively impact our brand, negatively affect worker productivity and be time consuming and distracting to our management. Furthermore, the rapid advancement of artificial intelligence has created legal uncertainty regarding the protectability of AI-generated code and outputs. If our core products and services are increasingly built upon or integrated with AI-driven components, we may face challenges in establishing clear ownership for these critical assets.

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

In addition, the laws of some countries provide varying levels of protection for our intellectual property. As we operate globally, our exposure to unauthorized copying and use of our offerings and proprietary information could increase. Despite our precautions, our intellectual property is vulnerable to unauthorized access through employee or third-party error or actions, theft, cybersecurity incidents and other security breaches and incidents. It is possible for third parties to infringe upon or misappropriate our intellectual property, to copy our Platform and to use information that we regard as proprietary to create products and services that compete with ours. Effective intellectual property protection may not be available to us in every country in which our Platform is available. In addition, many countries limit the enforceability of patents or other intellectual property rights against certain third parties, including government agencies or government contractors. In these countries, patents or other intellectual property rights may provide limited or no benefit. Further, certain countries impose additional conditions on the transfer of intellectual property rights from individuals to companies, which may make it more difficult for us to secure and maintain intellectual property protection in those countries. We may need to expend additional resources to defend our intellectual property rights domestically or internationally, which could be costly, time consuming, and distracting to management and could impair our business or adversely affect our domestic or international expansion. If we cannot adequately protect and defend our intellectual property, we may not remain competitive, and our business, operating results and financial condition may be adversely affected.

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

Our SaaS offerings, our Platform and other software incorporates certain open-source software components. An open-source license typically permits the use, modification and distribution of software in source-code form subject to certain conditions. Some open-source licenses contain conditions that any person who distributes a modification or derivative work of software that was subject to an open-source license make the modified version subject to the same open source license. Distributing software that is subject to this kind of open-source license can lead to a requirement that certain aspects of our products and services be distributed or made available in source code form. Although we do not believe that we have used open source software in a manner that might condition its use on our distribution of any portion of our products and services in source code form, the interpretation of open source licenses is complex and, despite our efforts, it is possible that we may be liable for copyright infringement, breach of contract or other claims if our use of open source software is adjudged not to comply with the applicable open source licenses.

Moreover, we cannot ensure that our processes for controlling our use of open-source software will be effective. If we have not complied with the terms of an applicable open source software license, we may need to seek commercial licenses from third parties to continue offering our products and services and the terms on which such licenses are available may not be economically feasible, to re-engineer our offerings to remove or replace the open source software, to discontinue offering our products and services if re-engineering could not be accomplished on a timely basis, to pay monetary damages or to make available the source code for aspects of our proprietary technology, any of which could adversely affect our business, operating results and financial condition.

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

We currently host our software solutions, serve our users and support our operations using AWS and Google Cloud, providers of cloud infrastructure services. We do not have control over the operations of the facilities of AWS or Google Cloud that we use. AWS’s and Google Cloud’s facilities are vulnerable to failure, damage or interruption from a number of causes, including from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and similar events or could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of any of these events, a decision to close the facilities or cease or limit providing services to us without adequate notice or other unanticipated problems could result in interruptions to our Platform, including lengthy interruptions. Furthermore, our increasing use of artificial intelligence models hosted on these cloud infrastructures introduces additional risks, including potential shortages in specialized “compute” capacity (such as GPUs) required to run our predictive engines, or technical failures in the AI-specific APIs provided by our cloud partners

Our SaaS products’ and services’ continuing and uninterrupted performance is critical to our success and users may become dissatisfied by any system failure that interrupts our ability to provide our solutions to them. We may not be able to easily switch our AWS or Google Cloud operations to another cloud or other data center provider if there are disruptions or interference with our use of AWS or Google Cloud, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures could reduce the attractiveness of our offerings to users, cause users to decrease their use of or cease using our products and services and adversely affect our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact our financial performance. We currently do not carry business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our services.

Neither AWS nor Google Cloud has an obligation to renew its agreements with us on commercially reasonable terms, or at all. As the demand for high-performance cloud computing increases—driven by global AI adoption—we may face significant price increases from these providers. If we are unable to renew our agreements or unable to renew on commercially reasonable terms, our agreements are prematurely terminated or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If these providers charge high costs for or increase the cost of their services, we may have to increase the fees to use our products and services and our operating results may be adversely impacted.

Legal and Regulatory Risks Related to Our Business

Regulatory, legislative or self-regulatory/standard developments regarding privacy and cyber security matters could adversely affect our ability to conduct our business and cause increased costs of compliance.

We, along with a significant number of our users, are subject to laws, rules, regulations and industry standards related to data privacy and cyber security, and restrictions or technological requirements regarding the collection, use, storage, protection, retention, transfer and other processing of personal data. For example, the European Union General Data Protection Regulation, or GDPR regulates processing operations carried out in the context of the activities of an establishment in the European Economic Area (the “EEA”), and any processing by entities not established in the EEA and relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA. Furthermore, new and evolving regulations governing the use of AI in processing personal data may require us to modify our Solutions segment offerings to ensure compliance with transparency and automated-decision-making restrictions. Also, the United Kingdom has implemented its own version of the GDPR, the so-called U.K. GDPR; therefore, as a practical matter, the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of the activities of an establishment in the United Kingdom, and any processing by entities not established in the United Kingdom and relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of their behavior in the United Kingdom. Accordingly, where we refer to the GDPR in this section, we are also referring to the U.K. GDPR in the context of U.K. processing operations, unless the context requires otherwise.

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

Our business model uses third-party artificial intelligence models. If we are unable to comply with the increasing number of laws specifically targeting AI—including requirements for explainability, bias mitigation, and human oversight—we may be forced to suspend certain features of our products and services. These technologies, while holding immense potential for improving and adding accuracy to our services, such as for enhancing booking and pricing predictions and facilitating shipment detail requests, may still introduce uncertainties that could negatively impact our business. These uncertainties include potential flaws in AI algorithms or training methodologies, biased information in datasets, and offensive, illegal, or otherwise harmful content generated by AI systems. Furthermore, the increasing use of generative AI models in internal systems may create new attack methods for adversaries, posing additional security risks. Our approach to mitigating these risks involves a combination of vigilant monitoring, implementing internal policies for use of AI tools, and investment in our AI technology. However, it is important to note that our ability to innovate or offer certain features and functionality may be constrained by regulatory developments affecting the collection, use, and disclosure of data.

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

In the United States and internationally, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the FTC, and changes in laws, rules, directives and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI. The Colorado AI Act, which has taken effect as of 2026, creates duties for developers and for those that deploy AI and there is a specific focus on bias and discrimination. The California AI Transparency Act, which also has taken effect as of 2026, mandates that “Covered Providers” implement comprehensive transparency measures to disclose (i.e., watermarking) when content has been generated or modified by AI. “Covered Providers” AI systems are publicly accessible within California with more than one million monthly visitors or users.

In Europe, on December 8, 2023, the European Union legislators reached a political agreement on the EU Artificial Intelligence Act (“EU AI Act”), which establishes a comprehensive, risk-based governance framework for artificial intelligence in the EU market. The EU AI Act entered into force on February 2, 2025, with different provisions becoming gradually applicable on different dates. The EU AI Act applies to companies that develop, use and/or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy and, general purpose artificial intelligence models. Furthermore, it includes fines of the higher of €35,000,000 or up to 7% of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices, or the higher of €7,500,000 or up to 1% of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities in certain contexts. The majority of the EU AI Act’s rules come into force and enforcement as of August 2, 2026. Because a substantial portion of our 2025 revenue was generated in Europe, any failure to align our products and services with these requirements could result in catastrophic financial penalties of up to 7% of our total worldwide annual turnover. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for artificial intelligence in the EU, in order to facilitate civil claims in respect of harm caused by artificial intelligence and to include artificial intelligence-enabled products within the scope of the EU’s existing strict liability regime. The EU AI Act will have a material impact on the way AI is regulated in the EU, and together with developing guidance and / or decisions in this area, likely to affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

Finally, our development of proprietary AI solutions and tools and our use of third party AI solutions and tools could subject us to the risks mentioned above and additional risks to our business deriving from, or associated with, existing or upcoming AI related laws and regulations such as the EU AI Act, enforcement actions related to AI, or court precedents involving AI.

Our use of Anthropic’s AI models in certain parts of our business subjects us to significant regulatory and political risk following Anthropic’s recent designation as a “supply chain risk” by the U.S. Department of Defense and the current US administration’s directive to phase out its use across federal agencies.

We utilize artificial intelligence models developed by Anthropic, PBC (“Anthropic”), including the Claude series of models, within certain of our internal operations and Solutions segment offerings. In February and March 2026, the U.S. executive branch and the Department of Defense (“DoD”) took unprecedented actions against Anthropic, including directing all federal agencies to cease using Anthropic’s technology and designating the company as a “supply chain risk.” These actions were reportedly triggered by a contractual dispute over usage restrictions Anthropic sought to maintain regarding mass domestic surveillance and autonomous weapons systems.

This designation and the broader political controversy surrounding Anthropic pose several material risks to our business:

●	Contractual and Partner Risk: The “supply chain risk” designation prohibits any contractor, supplier, or partner that does business with the U.S. military from conducting commercial activity with Anthropic. Because some of our users, carriers, and third-party technology partners may also be government contractors or subcontractors, they may be forced to terminate their use of any of our products or services that integrate Anthropic’s technology to remain in compliance with their own federal obligations.
●	Operational Disruption and Technical Debt: If we are forced to suddenly migrate our AI-driven features from Anthropic to an alternative provider, such as OpenAI or Google Gemini, we may experience significant technical debt, service downtime, or a decrease in the performance of our predictive pricing and routing engines. Such a migration would require substantial engineering resources and could delay our strategic initiatives.
●	Reputational and Political Scrutiny: As our Ordinary shares are listed on Nasdaq, our continued use of technology from a company publicly labeled a national security risk by the U.S. government—rightly or wrongly—could subject us to increased scrutiny from regulators, investors, or customers. This risk is heightened given the ongoing military conflict involving the U.S. and Iran, where AI-driven targeting and intelligence assessment have become highly politicized.
●	Legal Uncertainty: Anthropic has filed lawsuits against the DoD and the US administration challenging these designations as unlawful and a violation of its First Amendment rights. The outcome of this litigation is uncertain. A prolonged legal battle or a final ruling upholding the government’s actions could lead to a permanent “blacklisting” of Anthropic, effectively rendering our investments in their ecosystem obsolete.

Any of these factors could result in increased costs, loss of customers, and a material adverse effect on our results of operations and financial condition.

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

Changes of law in individual jurisdictions which may arise as a result of the BEPS project or other tax measures may ultimately increase the tax base of individual members of the Freightos group in certain jurisdictions or the worldwide tax exposure of the Freightos group. Changes of law may also include revisions to the definition of a “permanent establishment” and the rules for attributing profit to a permanent establishment. Other changes may focus on the goal of ensuring that transfer pricing outcomes are in line with value creation. Such changes to tax laws could increase their complexity and the burden and costs of compliance. Additionally, such changes could also result in significant modifications to existing transfer pricing rules and could potentially have an adverse impact on our taxable profits in various jurisdictions. In 2026, the continued global implementation of the OECD’s ‘Pillar Two’ model rules, which aim to ensure a minimum 15% effective tax rate for multinational enterprises, may increase our tax liability and the complexity of our financial reporting. As we expand into new jurisdictions, we face a higher risk of being subject to these rules.

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

Since 2018, in particular, there have been political and trade tensions among a number of the world’s major economies. These tensions have resulted in the implementation of tariff and non-tariff trade barriers and sanctions, including the use of export control restrictions and sanctions against certain countries, individuals and companies. Any increase in the use of export control restrictions and sanctions to target certain countries, regions and entities or any expansion of the extraterritorial jurisdiction of export control laws could impact our ability to compete globally. In addition, measures adopted by an affected country to counteract impacts of another country’s actions or regulations could lead to legal liability for multinational companies, including us. For example, in January 2021, China adopted a blocking statute that, among other matters, entitles Chinese entities incurring damages from a multinational’s compliance with foreign laws to seek civil remedies. In February 2022, due to the military conflicts between Russia and Ukraine, several major economies, including the United States, the United Kingdom and the European Union imposed economic sanctions against Russia and certain Russian persons and entities. Since the escalation of Middle Eastern hostilities in early 2026, several jurisdictions have implemented “emergency” export controls on dual-use technologies and logistics software. If our products and services are classified as restricted technology under these new rules, we may be unable to provide our software to users in key growth markets, which would prevent us from achieving the SaaS adoption levels required to drive our Platform revenue.

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

The long-term effects of climate change are difficult to predict and may be widespread. The impacts of climate change may include physical risks (such as rising sea levels, which could affect port operations or frequency and severity of extreme weather conditions, which could disrupt our operations and damage cargo and our service providers’ facilities), compliance costs and transition risks (such as increased regulation and taxation to support carbon emissions’ reduction investments), shifts in customer demands (such as customers requiring more fuel efficient transportation modes or transparency to carbon emissions in their supply chains) and other adverse effects. Our non-asset-based model gives our end customers flexibility and an ability to change locations, modes and carriers based on evolving operating conditions, however, such impacts may disrupt our operations by adversely affecting our ability to procure services that meet regulatory or customer requirements, depending on the availability of sufficient appropriate logistics solutions.

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

Freightos was founded in Israel. Some of our employees, including members of our management team, operate from our office that is located in Modi’in, Israel. In addition, several of our directors are residents of, or spend significant amounts of time in, Israel. Our intellectual property is held by our Israeli subsidiary and we are taxed as if we were in an Israeli company. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. In October 2023, Israel was attacked by Hamas and other Palestinian terrorist organizations operating in the Gaza Strip, and declared war in response, which included a ground operation in the Gaza Strip. As part of the war, a Lebanese terrorist group, Hezbollah, initiated missile attacks against Israel, and Israel responded, including with a ground operation in southern Lebanon. Iran and the Houthi political and military terrorist group in Yemen also attacked Israel with various types of missiles and drones, and Israel responded with air force and other attacks. In June 2025, Israel attacked Iranian nuclear and ballistic missile sites preemptively, and a 12-day war ensued between Israel and Iran (which included a U.S. attack against one of Iran’s hidden nuclear facilities). In October 2025, a ceasefire was reached between Israel and Hamas, which has largely held since that time, although the future of that ceasefire is shaky, given its dependence on Hamas’ willingness to disarm.

On February 28, 2026, the geopolitical situation escalated severely when the United States and Israel launched “Operation Epic Fury,” a massive joint military campaign against Iran. This escalation has resulted in direct retaliatory strikes by Iran against Israel and neighboring Gulf states. The resumption of large-scale missile and drone warfare in early 2026 has significantly increased the physical danger to our employees in Israel and the Palestinian Authority. Iranian retaliatory strikes have reached residential areas in central Israel, demonstrating that even reinforced shelters may be vulnerable to advanced munitions. Our employees face ongoing trauma, potential injury, and the constant threat of mobilization.

The conflict has caused a near-complete “air bridge” collapse across the Middle East. The closure of sovereign airspace over Israel, Iran, Iraq, and Jordan—combined with direct strikes on and subsequent closures of Dubai International (DXB), Abu Dhabi (AUH), and Doha (DOH) airports—has removed approximately 20% of global air cargo capacity. This unprecedented disruption has forced long-haul traffic between Asia and Europe to reroute via Turkey, Egypt, or the Caspian region, significantly increasing transit times and fuel costs. Because our Platform relies on real-time capacity and pricing data from these regional hubs and carriers, the prolonged suspension of their services and the destruction of ground infrastructure could lead to a catastrophic decrease in our transaction volumes and revenue.

The intensity and duration of Israel’s current and future armed conflicts as well as the impact on the Company’s employees and operations, and global geopolitical stability, are difficult to predict. The current and any future hostilities involving Israel, and any interruption or curtailment of trade between Israel and its trading partners, could adversely affect our operations and results of operations.

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

Many of our employees, including members of our product, research and development and customer support teams, operate from our offices that are located within the West Bank, in Ramallah and Nablus. The 2026 conflict with Iran has impacted people living in the West Bank as well. If the violence intensifies, our teams in Ramallah and Nablus would likely be severely impacted, leading to total operational shutdowns in these critical hubs.

From time to time, there have been violent clashes between Israelis and Palestinians living in the West Bank. The Israeli Defense Forces conducted significant arrests of terrorists in the West Bank during Israel’s recent war against Hamas. If the violence in the West Bank intensifies or a war with Hamas or other Palestinian terrorist groups breaks out in the West Bank, our teams in Ramallah and Nablus would likely be severely impacted. The Palestinian Authority, which governs the areas where our Ramallah and Nablus offices are, called several general strikes during the war, as a result of which our teams did not perform their duties. Should our teams in Ramallah be unable or unwilling to continue to perform their functions, whether due to violence, strikes or otherwise, the Company will suffer significant negative effects that could adversely impact our results of operations, liquidity and cash flows.

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

It is currently not possible to predict the future of conflicts between Israel and Hamas or other regional terrorist groups or their effects on our business, operations and financial conditions. The situation is Gaza is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others. The situation adversely affected the economies in Israel and Ramallah and was the primary factor that led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies such as Moody’s and S&P Global, which threatened to slow the flow of international investment and thereby negatively impact the infrastructure and business environment in which we operate. After the end of the war, Israel’s economy has seen renewed growth and projected growth for 2026, along with an upgrade of Israel’s credit outlook by Moody’s from negative to stable. If conflicts resume, however, those positive trends could be reversed, which could have an adverse impact on our company.

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

Under a series of agreements, known as the Oslo Accords, signed between 1993 and 1999, the Palestinian Authority has security and civilian responsibility for many Palestinian-populated areas of the West Bank, including Ramallah and Nablus. Our operations in the Palestinian Authority are subject to political, military, economic and legal risks, and conditions in the Palestinian Authority and the surrounding region may adversely impact our business and results of operations. The Palestinian Authority last held elections in 2006, when Hamas won a majority of seats in the Palestinian Legislative Council. Fatah, the dominant Palestinian political faction in the West Bank, and Hamas failed to maintain a unity government. From time to time, there have been violent clashes between their respective supporters. In addition, tensions are often high between Israel and Palestinians living in the West Bank and from time to time, there is violence within the West Bank between Palestinians and Israelis. As described above, the current Middle East conflict could impact our teams in the West Bank. The Palestinian Authority recently (during the Israel-Hamas war) called several one-day general strikes during which our teams did not perform their duties. Should our teams in Ramallah or Nablus be unable or unwilling to continue to perform their functions, whether due to violence, strikes or otherwise, the Company will suffer significant negative effects that could adversely impact our results of operations, liquidity and cash flows.

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

Risks Related to Ownership of Our Securities

The price of Freightos Ordinary Shares and Freightos Warrants may continue to be volatile, and the value of Freightos Ordinary Shares and Freightos Warrants may decline.

We cannot predict the prices at which Freightos Ordinary Shares or Freightos Warrants will continue to trade. The price of Freightos Ordinary Shares and Freightos Warrants may not bear any relation to any established criteria of the value of our business and prospects. In addition, the trading price of Freightos Ordinary Shares and Freightos Warrants is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. Since our Business Combination in January 2023, our Ordinary Shares have experienced significant price volatility, often independent of our fundamental operating performance. These fluctuations could cause you to lose all or part of your investment in Freightos Ordinary Shares and Freightos Warrants, as you might be unable to sell your shares at or above the price you paid.

Factors that could cause fluctuations in the trading price of Freightos Ordinary Shares and Freightos Warrants include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;
●	variance in our financial performance from expectations of securities analysts;
●	changes in the pricing of our Solutions segment offerings or our Platform;
●	the success or failure of our 2026 strategic transition to a “Solutions-led” model and our ability to drive “pull-through” Platform transactions;
●	changes in laws or regulations applicable to our business;
●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;
●	significant data breaches, disruptions to or other incidents involving our Solutions segment offerings or our Platform;
●	our involvement in litigation;
●	conditions or developments affecting the global freight industry;
●	future sales of Freightos Ordinary Shares by us or our shareholders;
●	changes in senior management or key personnel and succession risks and market perception related to the appointment of our new Chief Executive Officer and the search for a new permanent Chief Financial Officer;

●	the trading volume of our securities;
●	changes in the anticipated future size and growth rate of our markets;
●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	general economic and market conditions; and
●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

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

If the market price of our Ordinary Shares falls below $1.00 per share for a prolonged period, our Ordinary Shares could be delisted from Nasdaq, which would seriously harm the liquidity and market price of our Ordinary Shares and our ability to raise capital.

Our Ordinary Shares are currently listed on Nasdaq. To maintain our listing, we are required to comply with certain continued listing requirements, including a minimum bid price of $1.00 per share. As of early March 2026, the market price of our shares has been volatile and has traded at levels approaching this threshold.

If the closing bid price of our Ordinary Shares falls below $1.00 for 30 consecutive business days, we would receive a deficiency notice from Nasdaq. While we would likely be provided a grace period to regain compliance, there can be no assurance that we would be able to do so. If we fail to regain compliance, we might seek to implement a reverse stock split to increase the per-share market price of our Ordinary Shares; however, a reverse stock split may not be successful in maintaining the price above the required level for the necessary period or at all.

If our Ordinary Shares were delisted from Nasdaq, they would likely be traded on the over-the-counter market. This would likely result in:

●	A significant decrease in the liquidity and trading volume of our Ordinary Shares;
●	Reduced interest from institutional investors and a lack of coverage by securities analysts;
●	Increased price volatility;
●	A further decline in the market price of our Ordinary Shares; and
●	Significant difficulty in raising additional capital through the sale of equity or debt securities.

Any of these factors would have a material adverse effect on our business, financial condition, and results of operations, and could cause the value of your investment in our securities to decline significantly or become worthless.

There can be no assurance that Freightos Warrants will ever be in the money at the time they become exercisable or otherwise, and they may expire worthless.

The exercise price for the Freightos Warrants is $11.50 per ordinary share. There is no guarantee that such Freightos Warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. As of March 2026, the trading price of our Ordinary Shares has consistently remained below the $11.50 exercise price since shortly after the Business Combination. If the market price of our Ordinary Shares does not exceed $11.50 prior to the expiration of the warrants in January 2028, the warrants will expire worthless and your investment in the warrants will be lost.

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

If we do not maintain a current and effective prospectus relating to the Ordinary Shares issuable upon exercise of the Freightos Warrants, holders will only be able to exercise such warrants on a “cashless basis.”

We filed a registration statement on Form F-3 relating to the Freightos Ordinary Shares issuable upon exercise of the Freightos Warrants, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2024. Previously, these securities were registered under a Form F-1, which was declared effective on May 1, 2023, and amended by Post-Effective Amendment No. 1, which was declared effective on September 22, 2023. If we do not maintain a current and effective prospectus as part of that Form F-3 at the time that holders wish to exercise such Freightos Warrants, they will only be able to exercise them on a “cashless basis”, provided that an exemption from registration is available. As a result, the number of Freightos Ordinary Shares that holders will receive upon exercise of the Freightos Warrants will be fewer than it would have been had such holder exercised his Freightos Warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their warrants for cash if a current and effective prospectus relating to the Freightos Ordinary Shares issuable upon exercise of the Freightos Warrants is available. Under the terms of the warrant agreement dated as of October 12, 2021, between Continental Stock Transfer & Trust Company, as warrant agent, and Gesher, as amended, we have agreed to use our best efforts to meet these conditions and to file and maintain a current and effective prospectus relating to the Freightos Ordinary Shares issuable upon exercise of the Freightos Warrants until the expiration of the Freightos Warrants. However, we cannot assure you that we will be able to do so. If we are unable to do so, the potential “upside” of the holder’s investment in our Company may be reduced or the Freightos Warrants may expire worthless.

An active market for Freightos Ordinary Shares or Freightos Warrants may not develop, which would adversely affect the liquidity and price of Freightos securities.

An active trading market (with significant volume) for Freightos Ordinary Shares or Freightos Warrants may never develop or, if developed, may not be sustained. You may be unable to sell your Freightos Ordinary Shares or Freightos Warrants unless a market can be established and sustained. Since becoming public, the Freightos Ordinary Shares and Freightos Warrants have not experienced significant levels of trading on Nasdaq. As of March 2026, our Ordinary Shares continue to be characterized by a “low float” and relatively low average daily trading volume. Low-float stocks are companies with a relatively small number of shares available for public trading. The float of a stock measures the number of shares of a security available for trading. The measure does not generally include closely held securities, those owned by controlling investors, employees, or company owners. The relative illiquidity of our securities makes it difficult for investors to buy or sell large holdings without causing significant price swings. This lack of liquidity may also discourage institutional investors from initiating or maintaining positions in our shares, further suppressing trading volume and potentially keeping our share price lower than it might be if our shares were more liquid. See below “Concentrated ownership of our shares by a limited number of shareholders may limit your ability to influence corporate matters and adversely impact share liquidity.”

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

Concentrated ownership of our shares by a limited number of shareholders may limit your ability to influence corporate matters and adversely impact share liquidity

A significant percentage of the Freightos Ordinary Shares is held by a limited number of shareholders, including our founder and early investors. As of March 1, 2026, these shareholders collectively owned approximately 54% of our outstanding shares. As a result of this concentrated ownership, these shareholders have significant influence over matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions.

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

Furthermore, this concentrated ownership may adversely affect the trading price of the Freightos Ordinary Shares because investors may perceive disadvantages in owning shares in a company with significant shareholders who have substantial control over our company. These shareholders may make decisions that prioritize longer-term strategic objectives over short-term financial performance, which may not align with the preferences of other shareholders. As we move further past the initial Business Combination, the expiration of lock-up periods and the potential for these large shareholders to divest their holdings could create significant “overhang” on our share price. Any actual or perceived sale of large blocks of shares by our founder, early investors, or directors could cause the market price of our Ordinary Shares to decline sharply.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring major shareholders to file public reports of their share ownership and trading activities, imposing liability for insiders (including directors, officers and major shareholders) who profit from trades made in a short period of time, and prohibiting “short sales” by insiders; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD under the Exchange Act.

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

On June 4, 2025, the SEC issued a concept release soliciting comments on potential revisions to the foreign private issuer definition and/or the accommodations accorded to foreign private issuers. The SEC is considering several possible changes, including requiring foreign private issuers to have minimum non-U.S. trading volume or maintain a foreign (non-U.S.) exchange listing (neither of which we currently have), or be incorporated in jurisdictions with robust regulatory frameworks. If the SEC amends the conditions to being a foreign private issuer and we cannot meet the new conditions, we would become subject to the more stringent requirements applicable to U.S. domestic issuers. If the SEC substantially reduces the accommodations accorded to foreign private issuers, then even if we maintain our status as a foreign private issuer, we would still be subject to more stringent requirements. Either of those outcomes could significantly increase our compliance costs and require substantial changes to our practices.

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

We are subject to the requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Nasdaq listing requirements and other applicable securities rules and regulations. As such, we incur additional legal, accounting and other expenses compared to when we were a private company. These expenses may increase even more if and when we no longer qualify as an “emerging growth company.” The Exchange Act requires, among other things, that we file annual reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have hired more employees and engaged outside consultants to comply with these requirements, which has increased our costs and expenses.

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

In 2012, our board adopted and our shareholders approved the Tradeos Ltd. 2012 Global Incentive Option Scheme, as amended and/or restated from time to time (the “2012 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with us. In connection with the Business Combination Agreement, on May 31, 2022, the Freightos board approved and adopted the Freightos Limited 2022 Long-Term Incentive Plan (the “2022 LTIP”). Initially, the maximum number of Freightos Ordinary Shares issuable under the 2022 LTIP (for awards through the remainder of 2022) was 1,759,030 Freightos Ordinary Shares (the “Share Pool”). On the first day of each calendar year during the term of the 2022 LTIP, beginning with the calendar year starting January 1, 2023 and continuing for ten calendar years (ending with the calendar year starting January 1, 2032), a number of Freightos Ordinary Shares equal to the lesser of (i) 5% of the number of Freightos Ordinary Shares issued and outstanding on such January 1st date or (ii) an amount determined by our board of directors prior to such date, becomes available for issuance. Any unutilized portion of the Share Pool as of the end of each calendar year is canceled. On January 1, 2024, January 1, 2025, and January 1, 2026, 2,394,734, 2,486,345, and 2,568,845 Freightos Ordinary Shares, respectively, were made available under the Share Pool, which amounts constituted the maximum number of Freightos Ordinary Shares issuable under the 2022 LTIP in those respective years. The 2022 LTIP permits the awards of options, restricted shares, share appreciation rights, restricted share units, or RSUs, performance shares or units, and other share-based awards to employees, directors and consultants of Freightos and its subsidiaries and affiliates. For more information on the share incentive plans, see “Item 6.B. Directors, Senior Management and Employees - Compensation.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will grant share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

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

Based on the composition of our income, assets and operations, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. However, our status as a PFIC requires a factual determination that depends on, among other things, our income, assets and operations in each year. Fluctuations in the market price of Freightos Ordinary Shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Freightos Ordinary Shares from time to time (which may be volatile). Among other matters, if our market capitalization subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held Freightos Ordinary Shares, then, with respect to such shareholder, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held Freightos Ordinary Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

History of Freightos

Freightos Hong Kong Limited, a limited company incorporated and existing under the laws of Hong Kong (“Freightos HK”), was initially incorporated in January 2012 as Tradeos Limited in Hong Kong and shortly thereafter adopted the business name of Freightos, formally changing the company name in 2016 to Freightos Limited, and in February 2023 to Freightos Hong Kong Limited. On May 27, 2022, Freightos HK completed a reorganization pursuant to which shareholders of Freightos HK exchanged shares in Freightos HK for shares in Freightos Limited, and Freightos HK became a subsidiary of Freightos Limited. While incorporated in the Cayman Islands, Freightos Limited is a tax resident in Israel.

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

The Business Combination and the other Transactions contemplated by the Business Combination Agreement are described in Item 4.A of Freightos’ annual report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on March 30, 2023. That disclosure, which is incorporated by reference herein, can be found at the following link: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001927719/000141057823000461/crgo-20221231x20f.htm#AHistoryandDevelopmentoftheCompany_80623

As a consequence of the Business Combination, the Freightos Ordinary Shares and Freightos Warrants are registered under the Exchange Act and listed on Nasdaq, which required Freightos to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Freightos has been incurring additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

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

Foreign Private Issuer

We qualify as a “foreign private issuer” under U.S. securities laws. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from compliance with certain laws and regulations of the Exchange Act including, but not limited to, those related to the solicitations of proxies, consents or authorizations under Section 14(a) of the Exchange Act, those related to insider liability for short-swing profit from trading activities under Section 16(b) of the Exchange Act, the prohibition on insider “short sales” under Section 16(c) of the Exchange Act, and those requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K. As a foreign private issuer, our directors and officers are, nevertheless, subject to reporting obligations under Section 16(a) of the Exchange Act regarding their economic interests in our Ordinary Shares and derivative securities, and our significant shareholders are subject to the obligations to report changes in share ownership under Section 13(d) of the Exchange Act and related SEC rules.

We may utilize the exemptions applicable to a foreign private issuer until such time as we no longer qualify as a foreign private issuer. Under current SEC rules, we would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

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

We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

The SEC has publicized several possible changes to the foreign private issuer definition and/or the accommodations accorded to foreign private issuers., including requiring foreign private issuers to have minimum non-U.S. trading volume or maintain a foreign (non-U.S.) exchange listing (neither of which we currently have), or be incorporated in jurisdictions with robust regulatory frameworks. If the SEC amends the conditions to being a foreign private issuer and we cannot meet the new conditions, we would become subject to the more stringent requirements applicable to U.S. domestic issuers. If the SEC substantially reduces the accommodations accorded to foreign private issuers, then even if we maintain our status as a foreign private issuer, we would still be subject to more stringent requirements. Either of those outcomes could significantly increase our compliance costs and require substantial changes to our practices.

Principal Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospects- B. Liquidity and Capital Resources” for information about our capital expenditures.

B. Business Overview

Overview

Our mission is to expand trade between people of the world and make global trade more efficient by streamlining air, ocean and ground shipments across carriers, freight forwarders, importers and exporters on the world’s digital freight pricing, procurement and booking platform, reducing the friction that plagues global supply chains. Our strategy for 2026 is focused on encouraging solution adoption. By embedding our SaaS and software tools into the daily workflows of our customers, we believe we can achieve sustainable revenue growth, with platform bookings following naturally. Our SaaS solutions focus on providing a comprehensive suite of freight rate management, freight quoting and freight booking solutions for freight forwarders, as well as freight procurement and market intelligence solutions used by both enterprise shippers (BCOs) as well as freight forwarders.

These solutions support our leading, vendor-neutral pricing, booking and procurement platform for international freight. Our global freight booking and payment platforms, freightos.com and WebCargo by Freightos Book (collectively, the “Platform”), support supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of freight forwarders, and dozens of airlines and ocean carriers. According to the United Nations Conference on Trade and Development (“UNCTAD”), the value of goods exported internationally reached $24.4 trillion in 2024, representing approximately 22% of global gross domestic product (“GDP”). International trade is facilitated by the third-party logistics market, which, according to logistics research firm Armstrong & Associates, generated $1.22 trillion dollars in revenue in 2024.1

Despite its size and importance, global freight has not yet undergone a comprehensive digital transformation. Unlike passenger travel, hotels and retail, cross-border freight services remain largely offline, opaque and inefficient. Most international air and ocean shipments involve multiple intermediaries, often with as many as 30 actors and 100 people, communicating across time zones. These manual processes, replicated hundreds of thousands of times each day, typically result in delays, non-binding and inconsistent pricing, and uncertain transit times. Even on major trade lanes, such as Asia to the United States, our research shows that it is common for importers/exporters to wait several days for a spot price quote, and prices often vary by tens of percentage points. Actual prices and transit times are usually not guaranteed and are unpredictable.

The consequences of this dysfunction flow through international freight, supply chains and, ultimately, businesses and consumers everywhere. As a result, consumers pay more for goods, businesses experience reduced margins, and goods remain under or overstocked. The environment also suffers from this lack of efficiency; according to the International Air Transport Association (“IATA”), air cargo holds, for example, are typically about 50% unutilized pre-pandemic, almost doubling greenhouse gas emissions per unit weight of cargo.

These challenges are exacerbated by ongoing and persistent supply chain problems, making global freight pricing more volatile than most stock and commodity markets. Without digitalization, supply chains are unable to respond to stressors in an agile and cost-effective manner. As a result, supply chains have struggled to adjust in an agile and cost-effective manner to stresses, such as wars, pandemics, inclement weather, strikes, blockages of trade routes, such as the Suez Canal, and trade wars.

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

The efficiencies and potential created by the digital transformations in the travel, retail and B2B sales industries inspired us to create Freightos in 2012 to lead the digital revolution for international freight. Like Booking.com and Expedia, we operate a platform that provides instant, transparent pricing and digital booking and payment. Every search on our Platform relies on layers of industry digitalization and algorithms, often spanning both carriers and forwarders, which we have meticulously developed over ten years. Unlike both platforms, however, the global freight business is a highly process-oriented business-to-business vertical that requires far deeper solutions to support daily workflows. Penetration of these solutions is critical in order to establish critical demand-side mass and a necessary prerequisite to scale transactions.

As such, we operate our business in two segments. In our Platform segment, we connect Buyers and Sellers of freight services to provide digitalized price quoting, booking, payments and basic shipment management. This leans heavily on our success in our Solutions segment, where we provide software tools and data to help industry participants automate their pricing, sales and procurement processes, or improve their efficiency with market intelligence. In addition to driving significant value for companies around the world, our SaaS products encourage adoption of our Platform. Other companies that have successfully deployed SaaS-enabled marketplace strategies include OpenTable, Zenefits and Carta.

1 https://www.logisticsmgmt.com/article/u.s_3pl_market_rebounded_in_2024_says_new_armstrong_associates_report

Given the size, complexity and conservatism of the international freight industry, it took us a decade to achieve direct digital connections with multiple layers of the industry in the air cargo sector: carriers, freight forwarders (who are analogous to sophisticated travel agents for goods) and importers/exporters. Around 2020, we achieved a critical mass of airlines offering digital connections, and our Platform reached an inflection point. In most cases, freight services are purchased by importers/exporters or by freight forwarders (as purchasers of services, “Buyers”) from carriers or freight forwarders (as sellers of services, “Sellers”) who meet, transact and often pay each other on our Platform.

Our growth in the number of transactions is illustrated by the following graphic (in thousands):

After several years of consistent and predictable rapid transaction growth, we believe we are well positioned to maintain our accelerated growth trajectory and establish ourselves as a leading platform in the years to come. We also believe that our deep technology and broad network provided us with a first mover advantage in the industry and allowed us to distinguish ourselves from our competitors, particularly as we seek to replicate the same Solution to Platform playbook that was successful in the air cargo market to the ocean market. The traction we have attained with global freight forwarders and enterprise shippers should also support our increased focus on annual tender Solutions that support all players in our ecosystem. As the only vendor-neutral, end-to-end digital booking platform, connecting carriers, forwarders and importers/exporters for air and ocean freight, we believe we are uniquely positioned to lead the international freight industry through a digital transformation that has already begun to gain momentum.

The Market: World Trade and Global Shipping

International trade plays a key role in our global economy, driving job creation and consumer choice. International trade has grown dramatically since World War II, accelerated by the containerization of shipping in the 1960s. Despite repeated challenges, including trade wars, financial crises, natural disasters, and pandemics, global trade has been resilient. The following graphic illustrates the growth of international trade of goods, which reached $24.4 trillion, or about 22% of global GDP, in 2024.2

2 unctadstat.unctad.org/datacentre/

The global trade of goods is directly dependent on international shipping, including ocean, air and land modes of shipping. Almost all importers/exporters outsource international shipping to third-party logistics services providers, with many relying on services from multiple providers. According to Armstrong & Associates, the third-party logistics market generated nearly $1.2 trillion dollars of revenue in 2024. The key participants in the international shipping industry are described below:

●	Airline carriers: According to IATA data, approximately half of all international air cargo is transported in the lower deck of passenger planes, while the other half is transported in dedicated “freighter” planes. The largest non-express cargo airlines in 2024, as measured by freight-tonne kilometers flown and excluding express courier airlines, are Qatar Airways, Emirates, Atlas and Turkish. United Airlines was the largest cargo airline in the United States. The air cargo market generated an estimated $965 billion in revenue in 2024 based on IATA estimates[3]. Airlines typically work with importers/exporters through freight forwarders who markup and resell air cargo capacity, thereby increasing the market size.
●	Ocean carriers: Maritime research provider Alphaliner ranks MSC, Maersk and CMA-CGM as the largest ocean carriers for containers. The containerized shipping market is less fragmented than other segments. While total ocean cargo revenue is harder to estimate directly, AlixPartners found that 15 major publicly reporting liner companies posted $36 billion in 2024 EBITDA at a 19% margin, implying about $190 billion in revenue across that group.[4] Ocean liners often offer services directly to importers/exporters as well as through freight forwarders.
●	Freight forwarders: Freight forwarders arrange and coordinate the transportation of freight. In short, they operate as travel agents for freight; however, the transportation of freight is much more complex than passenger travel as freight does not walk itself on or off a plane or ship, or through customs, like most passengers do. IBISWorld estimated that there are more than 100,000 freight forwarders throughout the world, and Dun & Bradstreet estimated that there are more than 22,000 freight forwarders in the United States. Armstrong & Associates estimated global third-party logistics revenue to be $1.22 trillion dollars in 2024.

3 https://www.iata.org/en/iata-repository/publications/economic-reports/global-outlook-for-air-transport-december-2024/?utm_source=chatgpt.com

4 https://www.alixpartners.com/media/tzepvuyp/2025-container-shipping-report.pdf?utm_source=chatgpt.com

●	Importers/exporters: These are the ultimate customers of the international freight industry. They are often known as “shippers” because they are the customers who are having goods shipped, or as beneficial cargo owners (BCOs). Trade data from multiple nations shows that millions of companies are involved in importing and exporting goods worldwide. Some of the largest importers in the world are Walmart, Target and IKEA. In recent years, the number of small and medium-sized business (“SMB”) importers has increased, in particular niche e-commerce companies, many of whom do not have their own warehouses and use Fulfilled by Amazon and its competitors for their warehousing and last-mile distribution. For example, according to the U.S. Census Bureau, in 2020, the United States had approximately 400,000 small or midsize importers or exporters, responsible for approximately one third of U.S. imports and exports by value.

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

Due to the lack of industry digitalization and integration, importers/exporters face challenges throughout the pricing, booking and shipment management processes. In general, when importers/exporters book spot shipping services with freight forwarders, they often do not know which specific flight or sailing their goods will be carried on, exactly how much they will pay, or when the goods will arrive. Freightos research has found pricing spreads in quotes of 30-100% and 2-3 day average turnaround times for spot quotes. The resulting ambiguity ultimately leads to increased freight costs and reduced shipping efficiencies, in many cases leading to importers/exporters either suffering inventory shortages or compensating for shipping uncertainty by maintaining additional inventory at a high cost. The above challenges all place a significant burden on international supply chains, and extra costs are typically passed on to consumers. Further, as a result of the manual and time-intensive quoting process, importers/exporters often avoid seeking competitive quotes.

Our Solution: Freightos Digital Booking Tools and Platform

We believe that the digitalization of international freight can make shipping cheaper, quicker and more predictable. Our SaaS and software tools provide a comprehensive suite of freight rate management, freight quoting and freight booking solutions for freight forwarders, as well as freight procurement and market intelligence solutions used by both enterprise shippers (BCOs) as well as freight forwarders. These solutions are embedded into the daily workflows of our customers, and we believe we can achieve sustainable revenue growth, with platform bookings following naturally. Our Platform connects Buyers and Sellers of freight services through several means. WebCargo by Freightos and 7LFreight by WebCargo, which connect freight forwarders to carriers, and freightos.com, which connects importers/exporters to logistics service providers. This duality can be understood by rough analogy to passenger travel in which global distribution systems such as Amadeus and Sabre connect travel companies to carriers, while Booking.com, Expedia and others, provide choice of services to the end customer. Unlike passenger travel, international freight effectively did not have a global distribution system before Freightos. For this reason, while travel marketplaces often rely on third-party global distribution systems, we developed and operate both layers of our Platform, WebCargo by Freightos and freightos.com, as illustrated in the following graphic.

Our solutions form the foundation of our Platform, which, in turn, enables Buyers to search, receive instant price quotes (often with binding prices and definite voyage information), compare, book and pay online. This digital booking experience saves time and money, and reduces uncertainty. As shared above, our Platform leans on workflow automation provided to the industry players. When these players use our Solutions for rate management, quoting and annual rate negotiation, it facilitates a far easier and stickier shift to conducting transactions. We also offer access to payment services from financial partners, and provide access to third-party cargo insurance and to in-house and third-party customs brokerage services.

Our Strengths

Network

Our SaaS and software tools are embedded into the daily workflows of our customers. We believe that when our software is integral to customer operations, platform bookings follow naturally. Our Platform benefits from an unmatched network of carriers, freight forwarders and importers/ exporters as active users. For many participants in the international freight market, our products and services form a critical part of their business processes, and some have integrated Freightos deeply into their own IT systems. Our network is broad, spanning leading blue-chip companies to SMBs. It is geographically dispersed with particular strength in Europe and North America. Our Platform benefits from strong network effects where each participant makes the network more valuable for other participants.

The following is an overview of carriers, freight forwarders and importers/exporters who have used our Platform:

●	Carriers
o

Airlines: We have more than 77 individual airlines directly connected to our Platform by API, providing us with real-time rates and enabling electronic bookings. Additionally, we receive static rates directly or indirectly from many other airlines. Historically, we have on average added approximately one airline per month with direct API connections, and we believe that most other airlines are committed to digitalization as soon as they have the IT capability. Some of the notable airlines on our Platform include United Airlines, Qatar Airways, Cathay Pacific, Cargolux, Emirates SkyCargo, American Airlines, Lufthansa, IAG Group Cargo (which includes British Airways and Iberia), Turkish Airlines and Air France-KLM.

o

Ocean liners (full container load or “FCL”): This market is more consolidated and less digitally mature than air, but we already have connections, live or in active integration, to several top carriers representing a significant share of the global market, and we expect more soon.

o	Ocean consolidators (less than container load or “LCL”): We are connected directly to two major consolidator networks.
o	U.S. less than truckload (“LTL”) carriers: We have approximately 150 carriers, including trucking third-party logistics providers, connected directly.

o	Other land carriers: We receive rates, mostly static Excel sheets, from various LTL trucking companies, container drayage trucking companies, and rail and express carriers.
●	Freight forwarders: Counting subsidiaries of multinational forwarders separately, more than 3,500 freight forwarders across an estimated 10,000 offices subscribe to our software or use our free WebCargo Sky platform to book with airlines. A majority of the freight forwarders connected to our network are paid subscribers. A smaller number of freight forwarders use our software for managing ocean and land rates, and a few dozen act as Sellers on freightos.com. The majority of the top-20 multi-billion-dollar freight forwarders are our customers, including FedEx Logistics, DSV/DB Schenker, CEVA, and Nippon Express.
●	Importers/exporters: In total, since inception, some 21,000 SMB importers/exporters have procured freight services on freightos.com. As our Platform matures, we have also expanded our Solutions stack to support enterprise organizations with market intelligence and tender management.

Technology and data assets

We are a technology company. Many of our directors, executive officers and product team members bring deep experience from the high-tech sector, and a significant proportion of our team comprises software engineers, software product managers, and software user experience designers. Our technology is built around our multi-modal routing engine, which is able to consider millions of freight services and millions of possible routes to identify optimized door-to-door routes in seconds.

The following statistics reflect our product maturity:

●	Rate capabilities: Rate ingestion, tendering, rate refreshes for high-frequency rate updates, dynamic rate markup, rate distribution and interlining.
●	Pricing technology: Quoting tools, eBooking gateway, buy-to-sell markup logic, pricing rules for different modes and geographies.
●	Digital sales: Web sales portals, payment handling and online quoting tools.
●	Market Data: Unique transactional data, daily rate benchmarking and capacity availability.
●	Shipment management: Business logic, vendor communications and exception detection.
●	Customs brokerage: Automation for onboarding and clearance.

Brand

We also believe that Freightos has built a LogTech brand that is highly recognized and respected within the international freight industry. For example, over 80,000 professionals subscribe to Freightos’ weekly market update, with many hundreds typically attending Freightos’ monthly webinars. Freightos’ data is typically cited in household publications, from Reuters to the New York Times, and has even been cited by governments around the world including the White House.

Our Strategy

Platform Growth, Driven by Solutions

We operate a platform business and we believe, over time, our most important revenue stream will be Platform revenue. However, as we have shown in the air cargo sector, providing Solutions that are embedded in our users’ daily workflows, whether for tendering, rate management, quoting or sales, is the fastest driver of transaction growth. For example, our experience is that retention of transactions from Solutions’ users is some three times higher than non-Solutions users. In addition, Solution revenue tends to be more predictable and stickier, providing a sustainable foundation for long-term growth.

As such, our strategy focuses on expanding our success in the air cargo spot market in two key directions:

●	Expanding to additional modes, namely ocean cargo. In 2025, we relaunched a version of our ocean rate management and quoting platform, with initial uptake from enterprise and midmarket forwarders.
●	Expanding to tendering. Our core Solution and Platform traction are focused on air cargo spot rate management and booking. We also have strong traction in the global freight procurement space. We will seek to expand this across both enterprise shippers and forwarders. We believe that this SaaS penetration will increase revenue and also set the stage for long-term growth in the number of transactions from both spot and contract bookings.
●	Both of these are supported by our market intelligence in a positive feedback loop. As we gain more users of our solutions, we can provide them more value with aggregate data, which makes our solutions even more valuable.

These software tools help freight forwarders and enterprise shippers utilize our Platform, provide our customers with in-house efficiencies and increase user engagement. Revenue generated from our Solutions segment includes SaaS subscriptions, data subscriptions and services associated with SaaS, such as configuration, customization and data ingestion services.

With time, we believe that this will enable the Business to expand from a dominant air cargo market role to doing the same in ocean cargo, as well as in the annual tender pricing market.

We also believe that - long term - this strategy will maximize transactional growth and our ability to improve pricing power. This strategy is sometimes referred to as a “SaaS-enabled-marketplace” and has been used effectively by many leading platforms and marketplaces to increase engagement with platform participants and to create a deeper competitive moat.

Our Solutions segment generates high margin revenue, most of which is derived from recurring subscriptions.

Our product strategy is to be a three-sided marketplace that connects carriers, freight forwarders and importers/exporters, bringing transparency and efficiency to each.

Marketplaces tend to be winner-take-all (or at least winner-takes-most) opportunities, and our long - term strategy is to prioritize the growth of our network, as measured by #Transactions and the value of the transactions, GBV, through sales, marketing, and research and development. We seek to leverage marketplace network effect dynamics in which new Sellers bring capacity that attracts new Buyers, and new Buyers bring demand that attracts new Sellers.

Alongside our investment in transaction growth, we are committed to financial responsibility, monetization and capital efficiency. We are guided by the following principles:

●	Monetization: For 2025, our average take rate, which we define as the quotient of net platform revenue divided by GBV, was approximately 0.8%; but, some categories of transactions have achieved a take rate of over 10% (including total revenue from Buyers and Sellers purchasing ancillary services).
●	Gross margins: Our IFRS gross margin in 2025 was 66.8%, while non-IFRS gross margin was 73.7%.
●	Capital efficiency: Our current plans are for free cash flow burn in 2026 to be less than in 2025. Given the size of the opportunity and our high growth rate, and the amount of cash we have on hand, we consider our current planned level of investment appropriate. We expect to reach breakeven on an Adjusted EBITDA basis by the end of 2026.

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

We also intend to expand into supporting more annual tender negotiation processes between forwarders and carriers or enterprise shippers and their logistics service providers, who can be either freight forwarders or carriers. Our roadmap includes supporting both demand-side, in which we support the companies that are putting out requests for bids, as well as the supply side, in which we support those responding to requests for bids.

We believe there may be opportunities for future expansion into LTL trucking (outside of the United States), FTL trucking, air cargo charters and bulk shipping. We monitor opportunities for adjacent third-party services that could be accessible through our Platform, including customs brokerage in new markets, warehousing, fulfillment and last-mile distribution and trade finance.

Go-to-Market Sales Approach

We utilize a variety of approaches to engage new customers. The following list sets forth certain aspects of our approach to sales.

●	Multinational freight forwarding companies: Direct sales. Depending how centralized the freight forwarder is, this includes either direct sales to headquarters for global rollouts, or “land-and-expand” starting at a country or office level and often supported by marketing efforts.
●	Small/midsize freight forwarding companies: Primarily digital advertising. Many small forwarders start by using our booking portal, which does not require a subscription fee, and then upgrade to paid SaaS.
●	Enterprise shippers: Direct sales, augmented by significant brand marketing, including the marketing benefits of some free data we publish such as the weekly version of the FBX container shipping pricing index.
●	SMB shippers: Inbound marketing, including content marketing, search engine optimization and digital advertising.
●	Carriers: Direct sales.

We invest in the production of quality content about the digitalization of international shipping (research reports, surveys, blog posts, online tools, and our data indices), which has helped us create a strong brand regularly mentioned in the mainstream business press as well as logistics press.

Revenue – How We Make Money

While we expect to derive most of our income in the future from revenue generated by our Platform, which is linked to the rapid growth of our Transactions and GBV, in the short-term, we believe that our Solutions segment provides the largest opportunity for sustainable growth. Platform revenue is generated from fees associated with specific freight- service transactions booked between Buyers and Sellers on our Platform. Platform revenue includes Buyer platform fees, Seller transaction fees (flat per transaction, or a percentage of transaction value), fees related to payments or payment terms, fees related to sales of ancillary services like third-party insurance and customs brokerage, and Clearit customs brokerage fees.

With respect to the Solutions segment, our SaaS offerings are typically priced per user per month/year or per site per month/year, depending on the exact product. Data subscriptions are priced based on the number of users, granularity of data, number of data points and permitted data usages. Solutions revenue includes recurring subscriptions for SaaS or data, and certain non-recurring revenue, such as data services (that is data ingestion), non-recurring engineering and customization fees.

Revenue – Where We Make Money

The following table sets forth the amount of our revenue for the periods presented by geography:

	Solutions	Platform	Total

	(in thousands)
For the year ended December 31, 2025
Europe	$8,696	$242	$8,938
Hong Kong	309	4,687	4,996
United States	8,270	2,748	11,018
Other	2,304	2,204	4,508
Total	$19,579	$9,881	$29,460

	Solutions	Platform	Total

	(in thousands)
For the year ended December 31, 2024
Europe	$6,818	$58	$6,876
Hong Kong	222	4,284	4,506
United States	6,915	2,247	9,162
Other	1,443	1,798	3,241
Total	$15,398	$8,387	$23,785

	Solutions	Platform	Total

	(in thousands)
For the year ended December 31, 2023
Europe	$5,184	$—	$5,184
Hong Kong	437	3,389	3,826
United States	6,642	2,244	8,886
Other	934	1,451	2,385
Total	$13,197	$7,084	$20,281

Revenue from our Solutions segment is categorized based on the location of our customers. Our revenue from the Platform segment is classified to our business in the location of the billing entity. This classification is independent of where the user resides or where the user is physically located while using our services.

Case Study: Enterprise Shipper

A major athletic footwear company with operations spanning over 120 countries faced significant operational bottlenecks in managing its complex global freight procurement. Amidst heightened price volatility and unstable macroeconomic conditions, the enterprise struggled to achieve pricing transparency across 35 distinct global markets. Their reliance on manual, time-consuming processes hindered their agility, making it difficult to bridge the gap between contracted rates and real-time market realities. To address these strategic challenges and overcome global transportation complexity, the company implemented our Freightos Procure platform.

By leveraging the platform’s digital rate engine and autonomous tendering functionality, the customer successfully integrated critical business rules—such as pricing, fuel surcharges, lead times, carrier allocation quotas, and sustainability metrics—directly into their automated procurement workflows. The adoption of Freightos Procure yielded substantial operational efficiencies and cost optimizations for the enterprise shipper. The platform’s ability to autonomously scan the market, validate rates against defined indices, and propose optimal procurement actions enabled the company’s supply chain team to launch and evaluate global tenders in a matter of seconds. Consequently, the customer achieved a 50% optimization in working hours dedicated to freight execution. By centralizing its tender and rate management, the company not only gained unrivaled visibility into its global transportation data but also established a highly responsive, cost-effective procurement infrastructure that allows them to instantly capitalize on market opportunities and strengthen relationships with logistics service providers.

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

Until 2018, we did not have any airlines with digital APIs for instant pricing and bookings. In 2020, we achieved a “critical mass” of several airline connections, thus becoming a viable marketplace. The following timeline illustrates the growth of carrier connections on our Platform:

●	2018: Lufthansa
●	2019: Air France KLM, and IAG (IAG includes British Airways, Iberia and other airlines)
●	2020: Delta, Etihad, AirBridgeCargo, SAS and Condor
●	2021: Qatar, Turkish, El Al, Fedex, NAC, LATAM, Finnair, and Silkway West
●	2022: American Airlines, Air Canada, Caribbean Airlines, China Southern, Emirates SkyCargo, and Teleport
●	2023: AirBaltic, FitsCargo, jetBlue via Aeronex, Norse Cargo, ANA Cargo, Wideroe, EAL Airlines, Egypt Air, CargoJet, Chapman Freeborn, and Virgin Atlantic
●	2024: Virgin Atlantic Cargo, Delta Cargo, Singapore Airlines, Coyne Airways, Thai Airways, Qantas, Pacific Air Cargo, and HNA Cargo.
●	2025: Cargolux, China Airlines, CMA CGM Air Cargo, WestJet Cargo, Norwegian Cargo, Air Europa, YTO Cargo Airlines, Garuda Indonesia Cargo, Pattaya Airways, and Jambojet.

The number of airline Sellers has been growing steadily, and approximately linearly, at an average rate of nearly one per month. The number of individual active Buyer users have been growing at an average of about 25 per weekday. New Buyers and new Sellers create new combinations of possible transactions; so even while Buyers and Sellers are each growing approximately linearly, the number of transactions has consistently shown accelerating quadratic growth.

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

Company History

Freightos was founded in January 2012. Here are some key milestones of our growth journey:

●	2013: We offered our first SaaS product for freight forwarders to manage rates and automate quotes, including door-to-door routing. All rates were static from Excel spreadsheets.
●	2016: We acquired WebCargo, then a database for static air cargo rates and a SaaS quoting tool, but not yet a platform.
●	2018: We completed our first airline API integration and the very first step towards transforming WebCargo from a software company to a platform model. We acquired Air Freight Bazaar to establish a team and procure freight forwarder customers in the Indian market. Freightos.com was launched as a marketplace for importers/exporters (building on an earlier pilot), providing instant quote comparison, but quotes were for traditional freight forwarding services without definite voyage information or committed transit times.
●	2020: Airline integrations reached critical mass, and our Platform began to experience rapid growth in airline bookings.
●	2021: We acquired 7LFreight to expand our footprint with U.S. air and trucking freight forwarders. 7LFreight also gave us access to additional U.S. LTL trucking rates.
●	2022: We acquired Clearit, a North American customs brokerage, to provide an improved customs brokerage experience to importers/exporters transacting on freightos.com. We also entered into a business combination agreement for purposes of completing a deSPAC transaction to raise approximately $80 million in capital and list on Nasdaq.

●	2023: We consummated the transactions contemplated by the Business Combination Agreement, pursuant to which we became a publicly traded company and the Freightos Ordinary Shares and Freightos Warrants were listed on Nasdaq under the symbols “CRGO” and “CRGOW”. We also expanded our market intelligence solution, Freightos Terminal, with multimodal data and live event feeds.
●	2024: We acquired Shipsta, a Luxembourg-based leading freight-tender procurement platform used by enterprise shippers to procure freight services at scale from leading freight forwarders and carriers.
●	2025: We launched our ocean solution and also added annual freight contract benchmarking support to our market data and market intelligence solution. We also accelerated integration across the ecosystem, including market intelligence in our procurement solution, creating unified air and ocean search for forwarders and more. This also reflected our first use of AI-native features.

We are now connecting the two components of our Platform, WebCargo by Freightos and freightos.com, into a unique combined three-sided marketplace, connecting carriers, forwarders and importers/exporters, built on top of the connective tissue of our SaaS and software solutions. Over time, this should support a high-retention three-sided marketplace that uses a double flywheel with buyer-brings-seller-brings-buyer in carrier-forwarder interactions and forwarder-importer/exporter interactions.

Our Products and Services

WebCargo by Freightos Platform - Connecting Carriers and Forwarders

Professional logistics service providers, mostly freight forwarders, access our Platform via WebCargo by Freightos. The underlying rate management and quoting solution represents the foundation on which our Platform was built, ensuring long-term retention and deep integration that drives substantial revenue while enabling more Platform usage.

Our WebCargo Platform is only available to professional freight-forwarding companies. Most airlines will only share rates with freight forwarders registered as IATA cargo agents and, accordingly, most buyers on the WebCargo Platform are registered IATA agents. Currently, our WebCargo Platform, including the free Book version, is used by over 3,500 freight forwarders around the world, connecting them to more than 75 operating airlines.

The WebCargo workflow is straightforward but mission-critical for air cargo forwarders, as it eliminates the need for multiple phone calls and emails. The majority of our transactions come from forwarders who are already using our Solutions for rate management and quoting. However, a free offering does exist that enables bookings. We believe that this free offering creates a strong pipeline for Solutions upsell. An outline of the typical WebCargo workflow is as follows:

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

The following image is an example of airline rates and availability search results on WebCargo (rates randomized for confidentiality):

Our paid subscription SaaS adds various features, such as enabling freight forwarders to send quotes to their own customers. Freight forwarders and third-party software providers can also embed these booking capabilities into their own portals using the WebCargo Book APIs. For example, Transportation Management System software providers can include the ability to book directly with air carriers while planning a shipment. A similar platform for container ocean bookings is under development.

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

More than 21,000 importer/exporter Buyers, mostly U.S. importers, have purchased freight services on freightos.com from dozens of Sellers. Some of the Sellers have completed many millions of dollars of orders on freightos.com and, for some, freightos.com is a significant sales channel that accounts for a substantial proportion of their business.

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

The following screenshots demonstrate the freightos.com workflow:

Enter origin and destination addresses or ports:

Review instant offerings from freight forwarders:

Track and manage shipments:

Software-as-a-Service Solutions

We offer the following key products through our SaaS business:

●	WebCargo Rate & Quote (Air): Provides forwarders with efficient price management, negotiation capabilities, improved sales and better margin management. With this solution, forwarders can manage rates across dynamic airline rates, static airline rates and negotiate rates, quote to their customers, and then connect to our WebCargo Book solution. This also has native integration to our Sales Portal Solution. It can also be embedded into Transportation Management Solutions with APIs.
●	WebCargo Rate & Quote (Multimodal): Much like the previous solution, this solution enables efficient forwarder operations and sales with a multi-modal rate repository, sophisticated rate ingestion, multimodal door-to-door routing and quotes, customer management and integrated bookings, as well as a full suite of APIs.
●	Data Services: Digitalizing static carrier rates provided in Excel or other formats to facilitate onboarding and usage of the Rate & Quote solutions.
●	WebCargo Airline: Enables airlines to distribute rates, receive bookings and optimize pricing with real-time booking analytics. This is the supply side of our WebCargo Book Platform service.
●	Freightos Procure: Procure is our flagship enterprise shipper solution, helping enterprise shippers and multinational forwarders stay in line with market prices, improve vendor relationships and procure throughout periods of volatility. It enables customers to manage their ongoing tender procurement process from their logistics service providers including managing their annual bidding process as well as managing smaller bids throughout the year.

The following graphic is an example of the WebCargo Airline Platform tool that provides insights into digital sales and bookings on the Platform:

WebCargo SaaS products serve 3,500 freight-forwarding companies, with close to 30,000 users leveraging these products and services every month.

Freightos Terminal

We publish industry data, mainly price indices, to strengthen our brand and enhance engagement with current and future customers, and to support industry digitalization. There are approximately 50,000 registered Freightos data services users. Although most subscriptions are unpaid, we believe that our data services provide extensive brand awareness and engagement with current and future customers. Freightos Terminal has also been augmented with contract rate management for more effective benchmarking of rates, real-time feeds of live market events that impact supply chain decisions, the ability to track index-linked contracts, and more.

Freightos Baltic Index

The FBX is published every weekday to provide indicative market prices for shipping a 40-foot container on twelve trade lanes, plus a global average. We act as the data provider and calculating agent for FBX, while the Baltic Exchange in London is the benchmark administrator responsible for IOSCO compliance of the benchmark.

FBX is also available on Bloomberg and Refinitiv screens. Some of the FBX indices have futures contract trading on the Chicago Mercantile Exchange and the Singapore Exchange. These derivative products are relatively new and trading volumes are still minimal. We receive a small, flat license fee per container for every future contract traded.

The following graphic shows FBX01 index with the indicative price for shipping a 40’ container from China/East Asia to North America West Coast:

Freightos Air Index

The FAX is published weekly to provide indicative market prices per kilogram for air cargo on various pairs of over 60 major airports, as well as airport-to-region and region-to-region. The following shows the FAX global average $/kg rate.

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

Clearit – Customs Brokerage

Clearit is a licensed customs broker for imports to the United States and Canada. It is highly digitalized with many aspects of onboarding customers and customs brokerage services delivered online in a semi-automated manner. Over the past year, it has made significant progress in adopting AI solutions to augment categorization and customer support.

7LFreight by WebCargo - U.S. Air and LTL Rate Management

7LFreight is a neutral and centralized rate management platform, covering:

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

Intellectual Property

We have a utility patent on our routing engine, which has been granted in Canada. We have a design patent/community design registration on our matrix display for dynamic carrier rates, which is registered in Europe and the United States. The name Freightos® is registered as a trademark in the European Union, the United States, China, India, and Israel; the name WebCargo® is registered in the European Union, the United States and India; and the name Shipsta® is registered in the European Union. In addition to the foregoing registered intellectual property, our proprietary software platform and web-based offerings are covered by a combination of trade secret and copyright protections. We own all of the domain names we use in our business, including freightos.com, webcargo.co, clearit.com, clearitusa.com, and 7lfreight.com.

Competition

Each of our products faces different competitors; however, we do not believe that there is any one competitor competing with the totality of our products and services.

WebCargo by Freightos Platform

We believe that our WebCargo by Freightos Platform for air cargo bookings is, by a considerable margin, the biggest platform of its kind, both in terms of airline supply and in terms of freight forwarder customers booking with it. Notable competitors are Cargo.one, Cargo.Ai, WiseTech, and CargoBooking.aero. Our traction across top twenty global forwarders with our software solutions continues to fuel strong bookings; we believe that this remains a key priority for beating competition.

Freightos.com Platform

Freightos.com competes indirectly with importers/exporters directly interfacing with specific freight forwarders or carriers rather than using a platform. There are also competing online platforms for importers/ exporters, which we believe to be considerably smaller than freightos.com. Our largest competitors tend to be forwarders - including those selling on our Platform - that want to service our customers directly.

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

Freightos Procure (Shipsta) products are available for both shippers and forwarders and compete with Freightender, Tendereasy, Transporeon, and non-freight specific sourcing software such as Keelvar. Freightos Terminal competes with other providers of freight data, including Xeneta, Platts, NYSHEX and Drewery, and TAC and WorldACD for air cargo.

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

Freightos is required to comply with local, state, federal, and foreign laws and regulations pertaining to the collection, storage, transmission, transferring, processing, and security of personal data. Regulators around the globe and in countries in which Freightos operates have promulgated and are continuing to adopt laws, implementing regulations, and offering guidance pertaining to the collection, storage, transmission, transferring, processing, and security of personal data. The applicability of these laws, regulations, and guidance is continually evolving, sometimes uncertain, and in some circumstances, conflicting between and among jurisdictions. Furthermore, the rapid global adoption of artificial intelligence (“AI”) in 2026 has led to new regulatory requirements specifically targeting the use of data in training and deploying machine learning models, including mandates for data provenance transparency and “opt - out” rights for automated decision - making.

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

The regulatory focus in the United States is pivoting significantly toward the intersection of data privacy and algorithmic accountability. Various states have introduced mandatory bias impact assessments for high - risk systems and strict transparency standards for AI - generated content. As we increasingly utilize AI to drive supply chain efficiencies, we must ensure our data handling practices comply with this patchwork of new mandates.

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

Furthermore, on December 27, 2024, the Department of Justice issued a Final Rule to implement the Executive Order (E.O.) 14117 “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern” (the “Final Rule”). This Final Rule came into effect on April 8, 2025, with certain affirmative due diligence, reporting, and auditing requirements taking effect as of October 6, 2025. The Justice Department established and implemented a new regulatory program to address the urgent and extraordinary national security threat posed by the continuing efforts of countries of concern to access and exploit Americans’ bulk sensitive personal data and certain U.S. Government-related data. This presents new risks for companies operating globally. In early 2026, the U.S. government further expanded the list of “countries of concern” and restricted technologies, specifically targeting AI-driven logistics platforms that manage sensitive global trade data. We are continuously monitoring our compliance with these national security directives to ensure that our offerings do not run afoul of these increasingly stringent data-localization and technology-transfer restrictions.

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

Legal developments in the EU have also made it more stringent to transfer personal data outside of the EU to countries that the EU has not deemed to have adequate privacy laws, including the United States. The European Commission adopted an adequacy decision for the UK on June 28, 2021, allowing the continued flow of personal data from the EEA to the UK. That decision was renewed on December 19, 2025, ensuring uninterrupted, free flow of personal data between the EU and the UK until December 27, 2031. The renewed decision will be reviewed by the European Commission after four years and may be revoked if the UK diverges from its current data protection laws and the European Commission deems the UK to no longer provide adequate protection of personal data.

On June 19, 2025, the UK enacted the Data (Use and Access) Act 2025 (the “DUAA”), the majority of which came into force on February 5, 2026. The DUAA represents the first significant divergence between the UK and EU regimes, introducing more flexible rules for automated decision-making and a new legal basis for “recognized legitimate interests” that simplifies certain data processing activities. As we expand our Solutions segment in the UK, we must navigate these diverging requirements, particularly the new “stop the clock” provisions for data subject access requests and the modified standards for cookie consents.

Furthermore, we are subject to the EU Artificial Intelligence Act (“EU AI Act”), which entered into force on February 2, 2025. The majority of the Act’s regulatory requirements—including those governing “high-risk” AI systems and transparency for general-purpose AI—are set to become fully enforceable as of August 2, 2026. Because our predictive pricing and routing engines may be subject to these rules, we are currently conducting conformity assessments to ensure our technical documentation and human oversight protocols meet the EU’s stringent 2026 standards. Failure to comply with the EU AI Act could result in penalties of up to 7% of our global annual turnover.

On July 11, 2023, the European Commission brought into effect its adequacy decision for the EU-US Data Privacy Framework (a new framework for transferring personal information from the EEA to the United States), having determined that such framework ensures that the protection of personal information transferred from the EEA to the US will be comparable to the protection offered in the EU. The UK has also approved a UK extension to the EU-US Data Privacy Framework, which was brought to the UK Parliament on September 21, 2023 and came into force on October 12, 2023. However, both the underlying EU-US adequacy decision and the UK extension face legal challenges. While the EU General Court dismissed a major challenge to the underlying EU-US DPF in September 2025, confirming its validity, an appeal to the Court of Justice of the European Union (CJEU) filed in October 2025 remains pending. Privacy advocates and legal experts continue to monitor its long-term resilience against potential legal challenges based on concerns regarding US surveillance laws and data protection standards. Therefore, the Framework may ultimately be invalidated by the Court. We will continue to evaluate the application of these regulations and requirements.

Israel

The Israeli Privacy Protection Law, 1981 (“PPL”), and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security) 2017 (“Security Regulations”) impose obligations regarding processing, transferring and securing of personal data. In addition, in 2023, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 were enacted and consequently provide, in certain cases, additional rights to data subjects from the EEA and Israel. Effective January 1, 2025, these regulations also apply to non-EEA data held in the same database as EEA data, requiring us to maintain unified standards for data accuracy and deletion across those datasets.

A material amendment to the PPL was approved by the Israeli Parliament in August 2024 and took effect on August 14, 2025 (“Amendment 13”). Among other things, Amendment 13 expanded the Privacy Protection Authority (“PPA”) investigation authority and the monetary sanctions that can be imposed for breach of the PPL and its regulations, to substantial amounts that may reach in certain cases millions of NIS.

On January 22, 2026, the Israeli government published the National Cyber Protection Law Draft Bill, 5786-2026. If enacted, this law would designate “digital service providers” and “SaaS providers” that meet certain thresholds as entities subject to binding cybersecurity standards, mandatory incident reporting, and direct supervision by the National Cyber Directorate. We are monitoring the progress of this legislation, as it would introduce significant new enforcement mechanisms, including administrative fines and potential criminal liability for non-compliance with emergency cyber directives.

In February 2026, the PPA published comprehensive new guidance regarding the “Consent Principle” and the use of personal data in AI systems. This guidance clarifies that informed consent must be granular and explicitly obtained for the use of personal data in both the training and operational phases of AI models. It also mandates increased transparency, including the disclosure of algorithmic logic where feasible and explicit notification when users interact with automated systems.

Therefore, significant changes to the PPL and its regulations may necessitate adjustments to our data protection and security practices.

Non-compliance with the PPL and its regulations could result in enforcement actions, litigation (including class actions), fines and penalties. We will continue to evaluate the application of these regulations and requirements.

China

China has continued to adopt issue-specific and comprehensive regulation centered on three foundational “pillars”: the Cybersecurity Law (“CSL”), the Data Security Law (“DSL”), and the Personal Information Protection Law (“PIPL”). While these laws overlap, they serve distinct purposes: the CSL focuses on network infrastructure and security; the DSL governs the security and “important” status of data; and the PIPL protects the privacy rights of natural persons. The CSL forms the backbone of cybersecurity and data privacy protection legislation in the PRC. The DSL is the fundamental law in the data security area that widely covers data security mechanisms, obligations, and liabilities at both state administration and data handler levels. The PIPL represents a comprehensive regime for personal information protection as well as corporate compliance in the PRC. These three pillars are further clarified by the Regulations on Network Data Security Management, which became effective on January 1, 2025, and provide the implementation rules for data classification, incident reporting, and cross-border transfers. These laws, along with laws pertaining to encryption, guidance, and local regulations may be applicable to our operations in China, and we will continue to monitor application of the same.

The first major amendments to the CSL entered into force on January 1, 2026. These 2026 amendments significantly broaden the extraterritorial reach of the CSL, allowing PRC authorities to launch enforcement actions against any “foreign institution, organization, or individual” whose overseas activities are deemed to endanger China’s cybersecurity, including activities that cause serious consequences within the PRC despite occurring abroad. The amended CSL also introduces a supplemental tiered penalty regime for exceptionally grave violations, aligning its liability provisions with the PIPL.

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

The table below is a list of our active subsidiaries, all of which are directly or indirectly wholly owned:

Subsidiary Name	Jurisdiction of Incorporation
Freightos Hong Kong Limited	Hong Kong
Freightos India Private Limited	India
Freightos, S.L.U.	Spain
Freightos Ltd	Israel
Freightos Software Development and Data Services Ltd.*	Palestinian Authority
Freightos Information Technology (Shanghai) Co., Ltd.	China
Freightos Inc.	Delaware, USA
Clearit Customs Brokers Inc.	Canada
9T Technologies LLC (d/b/a 7LFreight)	Oregon, USA
Clearit Customs Services, Inc.	Delaware, USA
Shipsta S.à r.l.	Luxembourg

*Some of the shares are held in trust.

D. Property, Plants and Equipment

We currently lease offices in Modi’in (Israel), Barcelona, Ramallah, Nablus, Sandy (Oregon), Montreal, Champlain (New York), Mertert (Luxembourg) and Chennai. We also have a small number of employees or contractors without a dedicated office in Argentina, China, Germany, Japan and the United Kingdom, and, from time to time, elsewhere.

The lease terms for the spaces that we currently occupy are generally one to four years. Based on our current occupancy, we lease the following amount of office space in the following locations (offices over 500 square feet), which constitute our primary locations:

●	Modi’in, Israel - approximately 5,000 square feet
●	Barcelona, Spain – approximately 12,000 square feet
●	Palestinian Authority (Ramallah and Nablus) – approximately 17,500 square feet
●	Montreal, Canada - approximately 2,250 square feet
●	Champlain, New York – approximately 2,500 square feet
●	Chennai, India - approximately 1,000 square feet
●	Mertert, Luxembourg - approximately 6,500 square feet

In 2025, our rental costs totaled $1.1 million, in the aggregate, for all of our leased offices. We believe that our existing facilities are adequate for our current needs.

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

A. Operating Results

Overview

Our mission is to expand trade among the people of the world and make global trade more efficient by streamlining air, ocean and ground shipments across carriers, freight forwarders, importers and exporters on the world’s digital freight pricing, procurement and booking platform, reducing the friction that plagues global supply chains.

Our SaaS and software tools provide a comprehensive suite of freight rate management, freight quoting and freight booking solutions for freight forwarders, as well as freight procurement and market intelligence solutions used by both enterprise shippers (BCOs) as well as freight forwarders. These solutions are embedded into the daily workflows of our customers, and we believe we can achieve sustainable revenue growth, with platform bookings following naturally.

These solutions support our leading, vendor-neutral pricing, booking and procurement platform for international freight. Our global freight booking and payment platforms, freightos.com and WebCargo by Freightos Book (collectively, the “Platform”), supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers and exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

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

These challenges are exacerbated by ongoing and persistent supply chain problems, making global freight pricing more volatile than most stock and commodity markets. Without digitalization, supply chains are unable to respond to stressors in an agile and cost-effective manner. As a result, supply chains have struggled to adjust in an agile and cost-effective manner to stresses, such as wars, pandemics, weather problems, strikes, blockages of trade routes, such as the Suez Canal - Red Sea route (as in the case of the Houthi attacks in the Red Sea), and trade wars.

Our strategy for 2026 is focused on focusing on our freight pricing and procurement solutions, including multimodal solutions (air and ocean) as well as both spot and contract via our procurement tools, embedding our software tools into the daily workflows of our customers, whether forwarders, carriers or BCOs. We believe that when our software is integral to customer operations, platform bookings follow naturally, as validated in our success in converting our air rate management solution success into growth in air cargo bookings. Long-term, we view our SaaS offerings as the critical enabler for our Platform.

This strategy represents a shift in resource allocation toward our Solutions segment. However, we believe long term this will still continue to support our Platform business. This part of the business is measured by metrics like #Transactions and GBV, the latter of which represents the value of transactions consummated between Buyers and Sellers on our Platform. GBV is primarily a trailing indicator of the adoption of our products and services. Our GBV has continuously risen on an annual basis, growing from $671.7 million to $894.0 million to $1.286 billion in the years ended December 31, 2023, 2024 and 2025, respectively.

Our Business Model

Our Platform is a three-sided marketplace, digitally connecting freight carriers (primarily airlines, and also ocean liners and trucking companies), freight forwarders and importers/exporters. The platform participants, for the most part, leverage our software solutions for both internal pricing or procurement automation and in order to interact with other industry players. As more market participants use our Platform, we are able to drive increased efficiencies throughout the highly-fragmented international freight industry.

We derive most of our revenue from (1) transaction fees and service fees through our Platform segment and (2) subscriptions and professional service fees through our Solutions segment, which includes SaaS solutions as well as data offerings such as price indexes. As of the date of this Annual Report, the majority of our revenue is generated from our Solutions segment. As per our strategy, we anticipate that long term, increased usage by forwarders and BCOs of our solutions will drive marketplace growth dynamics and increased monetization across a growing suite of features.

Platform Growth Dynamics

Currently, our primary business objective is shifting from direct attempts to scale booking #Transactions on our Platform to support more sustainable growth in our solutions which we believe will, as we have shown in air cargo, support long term transaction growth. As our Platform grows and matures, expanding across more regions, carriers and modes, we expect Solutions revenue to increase. As a second-order effect, as we increase value to users with our products and services, we expect Buyers and Sellers will be willing to pay higher fees for our services, so that revenue growth will follow GBV growth after some time lag.

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

In August 2024, we acquired all of the shares of Shipsta S.àr.l, the operator of a freight tender procurement platform used by enterprises to procure freight at scale from freight forwarders and carriers. Upon closing of the acquisition, we paid $3.5 million in cash and issued 539,966 Freightos Ordinary Shares to the sellers. We retained $0.5 million in cash and have the right to the return of 99,304 Freightos Ordinary Shares that may be used by us to satisfy working capital adjustments and certain indemnification claims that we have made against the sellers. We have reached a tentative settlement with the sellers that will result in us retaining $0.4 million in cash and the return of 83,663 Ordinary Shares.

Segment Reporting

We operate under two segments, Solutions and Platform.

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

We have been steadily expanding the scope of our Solutions segment over the past year. One notable change has been to offer a dedicated ocean freight rate management, quoting and booking solution. This has seen initial uptake from enterprise and midmarket forwarders. We’ve also seen increased demand for our tender procurement and negotiation tool, which supports our long-term effort to extend from spot pricing and booking to annual contract pricing management and, eventually, air and ocean bookings conducted against annually tendered rates.

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

Our Platform revenue has evolved as our Platform grows and matures. In certain cases, Sellers may utilize our Platform without charge for a limited period of time or benefit from other special arrangements. Overall, our operational Platform revenue take rate ranges from zero to approximately 10% of booking value, with an average of approximately 0.8% during 2025.

Go-to-Market Strategy

Our go-to-market strategy focuses on:

●	Multinational freight forwarding companies: Direct sales. Depending how centralized the freight forwarder is, this includes either direct sales to headquarters for global rollouts, or “land-and-expand” starting at a country or office level and often supported by marketing efforts.
●	Small/midsize freight forwarding companies: Primarily digital advertising. Many small forwarders start by using our booking portal, which does not require a subscription fee, and then upgrade to paid SaaS.
●	Enterprise shippers: Direct sales, augmented by significant brand marketing, including the marketing benefits of some free data we publish such as the weekly version of the FBX container shipping pricing index.
●	SMB shippers: Inbound marketing, including content marketing, search engine optimization and digital advertising.
●	Carriers: Direct sales.

We believe that our products and services compare favorably to competitors as we provide multi-modal freight pricing and procurement solutions in one unified platform. Our services also benefit from a leading market intelligence suite that enables more actionable insights in our products as well as existing annual tender procurement traction with both enterprise forwarders and enterprise shippers. This is a nascent foothold in the far larger market of annual freight contracts across the demand side of the global freight industry, presenting a one-stop solution for all freight pricing and procurement. In addition, we believe that our Platform compares favorably to the majority of marketplaces in other industries due to large transaction volumes, and high retention of our business-to-business customers.

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

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
#Transactions	295,604	316,480	339,060	350,383	370,900	397,111	429,306	445,259
GBV (in thousands)	$192,416	$203,388	$217,541	$280,696	$276,084	$316,820	$335,629	$357,322
#Unique Buyer Users	17,992	19,088	19,749	20,131	19,708	20,191	20,618	20,704
#Carriers	49	51	55	67	71	75	77	77

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

#Carriers

#Carriers represent the number of unique air and ocean carriers, mostly airlines who have been sellers of Transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo Transactions as we do not have a direct booking relationship with them. Carriers include ocean LCL consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.

Key Factors Affecting Our Performance

We believe our performance and future success depend on several factors, including those discussed below and in “Item 3.D. Risk Factors” of this Annual Report. The core driver of our growth is global freight pricing and procurement digitalization by global forwarders and shippers. As more customers digitalize increasingly broad parts of their technology stack, including rate management, quoting, tendering and booking across air and ocean freight, it drives both more Solutions usage and Platform usage.

Another driver is underlying carrier digitalization. As more ocean liners and airlines provide APIs in order to provide spot and contract pricing or booking, our Solutions and Platforms drive increased usage for our customers.

Carrier Digitalization

Our Platform is highly dependent on the availability of direct digital connections, known as application programming interfaces (“APIs”), to carriers, which enable instant binding price quotes and bookings. To our knowledge, prior to 2018, no air or ocean carriers had APIs for instant quoting and booking against actual capacity, and price quotes were rarely binding. This has changed rapidly in air cargo transportation and, more recently, has begun to change in ocean freight transportation.

To some extent, we are able to digitalize freight bookings even when carriers are offline by offering services from freight forwarding companies, without specifying the voyage, but our Platform provides better service and will grow faster if the digitalization of carriers continues.

Transaction Growth Strategy

Our primary transactional growth strategy is to leverage the growth in usage of our solutions in order to become part of our customers’ daily workflows for quoting and pricing. As the customers, modes and scope of our Solutions usage increases, and as we connect our Solutions to the carriers available on the Platform, we have witnessed persistent growth in Transactions. While we also wield a freemium strategy for increasing usage which has driven growth, our long-term strategy for supporting more Transaction is increasingly leveraging Solutions usage.

We are focused on our long-term Platform potential as measured primarily by Transactions. GBV is a secondary measure of our Platform growth - it shows how much revenue is booked by Buyers with Sellers on our Platform; however it is influenced by fluctuations of freight rates, which are out of our control. We believe that our market opportunity is immense, especially as we expand to new areas like ocean cargo, and we will continue to invest significantly in scaling in order to enhance our growth prospects. Our growth depends, in part, on our users’ experience, and we continue to invest heavily in research and development to create a modern, stable, fast-performing, user-friendly Platform. We have successfully introduced new features and capabilities on our Platform and plan to continue to do so. We intend to continue to invest in sales and marketing. We have also leveraged complementary acquisitions to expand our user base and improve our offerings. The scope of carriers that are available in our platform for bookings is also a key component in our growth strategy. We do this by both adding new carriers and by expanding lanes and services provided by the carriers who have been added in the past.

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

Global Disruptions

The global supply chain has been buffeted by a number of crises over the past few years, ranging from shooting wars in the Middle East to trade wars and other geopolitical crises. These have a mixed impact on our platform. For example, the Red Sea Crisis initially created significant disruption to shipping, including a sharp increase in shipping rates, while subsequently, shipping routes settled down to a new normal, mostly avoiding the Suez Canal, and rates have remained higher. We do not yet know the full implications of the Middle East military conflict on air or ocean cargo.

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

Components of Our Results of Operations

Revenue

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

Cost of Revenue

Cost of revenue consists primarily of customer service costs, which include salaries of team members directly involved in supporting our service delivery, cloud hosting costs, and direct financial costs, such as credit card processing fees and collection costs.

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

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related expenses attributable to our finance, legal, human resources and operations functions. General and administrative expenses also include costs related to outside consulting, legal and accounting services, rent and insurance. For the year ended December 31, 2024, general and administrative expenses also included a goodwill impairment loss. We expect to continue to invest in our corporate infrastructure and to incur additional expenses associated with operating as a public company, including legal and accounting costs, investor relations costs, insurance premiums and compliance costs.

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

Income Taxes (tax benefit), net

Income taxes consist primarily of income taxes attributable to our subsidiaries in the US, Spain and the Palestinian Authority, which have been profitable in recent years, and, to a limited extent, certain other jurisdictions. Tax benefits in the year ended December 31, 2023 consisted mainly of an increase in deferred tax assets attributable to our subsidiaries in the U.S. Our subsidiaries in Hong Kong, Israel, Luxembourg, and Canada, to a lesser extent, have accumulated significant carry-forward losses for tax purposes in past years, for which we do not recognize deferred tax assets because the utilization of such assets in the foreseeable future is not probable. As we expand our international business activities, any changes in the tax regime of the jurisdictions in which we operate may increase our overall provision for income taxes in the future.

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

Year ended December 31, 2025, compared with the years ended December 31, 2024 and 2023

The following table summarizes Freightos’ historical results of operations for the years ended December 31, 2025, 2024 and 2023. The data contained in the table has been derived from our audited consolidated financial statements included in this Annual Report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this Annual Report.

The below tables provide data for each of the years ended December 31, 2025, 2024 and 2023. However, the below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2024 and 2023. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Year ended December 31, 2024, compared with the year ended December 31, 2023” in our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on March 24, 2025.

	Year ended December 31,
(dollars in thousands)	2025	2024	2023
Revenue	$29,460	$23,785	$20,281
Cost of revenue	9,777	8,285	8,479
Gross profit	19,683	15,500	11,802
Operating expenses:
Research and development	11,942	10,275	11,507
Selling and marketing	15,203	13,880	14,384
General and administrative	11,694	14,292	12,407
Reorganization	—	—	884
Share listing expense	—	—	46,717
Transaction-related costs	—	—	3,703
Total operating expenses	38,839	38,447	89,602
Operating loss	(19,156)	(22,947)	(77,800)
Change in fair value of warrants	227	(965)	9,440
Finance income	1,827	2,211	3,189
Finance expenses	(268)	(178)	(387)
Financing income (expenses), net	1,559	2,033	2,802
Loss before taxes on income	(17,370)	(21,879)	(65,558)
Income taxes (tax benefit), net	146	612	(85)
Loss	$(17,516)	$(22,491)	$(65,473)

	Year ended December 31,
(as % of revenue)	2025	2024	2023
Revenue	100%	100%	100%
Cost of revenue	33	35	41
Gross profit	67	65	59
Operating expenses:
Research and development	41	43	57
Selling and marketing	52	58	71
General and administrative	40	60	61
Reorganization	—	—	4
Transaction-related costs	—	—	18
Share listing expense	—	—	230
Total operating expenses	132	161	441
Operating loss	(65)	(96)	(383)
Change in fair value of warrants	1	(4)	47
Finance income	6	9	16
Finance expenses	(1)	(1)	(2)
Financing income (expenses), net	6	8	14
Loss before taxes on income	(59)	(92)	(322)
Income taxes (tax benefit), net	*	3	(*)
Loss	(59)%	(95)%	(322)%

*Less than 1%

Comparison of the Years Ended December 31, 2025 and 2024

Revenue

	Year ended December 31,		2025 Vs. 2024
(in thousands, except for percentage)	2025	2024	Change $	Change %
Solutions	$19,579	$15,398	$4,181	27%
percentage of total revenue	66%	65%
Platform	$9,881	$8,387	$1,494	18%
percentage of total revenue	34%	35%
Total revenue	$29,460	$23,785	$5,675	24%

Revenue increased by $5.7 million, or 24%, to $29.5 million for the year ended December 31, 2025, compared to $23.8 million for the year ended December 31, 2024.

Solutions revenue increased by $4.2 million, or 27%, to $19.6 million for the year ended December 31, 2025, compared to $15.4 million for the year ended December 31, 2024. The increase was primarily a result of an increase of $1.9 million due to recognizing a full year of Shipsta revenue as well as Shipsta revenue growth, and an increase of $2.1 million generated by certain of our SaaS products.

Platform revenue increased by $1.5 million, or 18%, to $9.9 million for the year ended December 31, 2025, compared to $8.4 million for the year ended December 31, 2024. The increase was primarily a result of an increase in the number of transactions.

Cost of Revenue

	Year ended December 31,		2025 Vs. 2024
(in thousands, except for percentage)	2025	2024	Change $	Change %
Cost of revenue	9,777	8,285	1,492	18%
Total gross margins	67%	65%

Cost of revenue increased by $1.5 million, or 18%, to $9.8 million for the year ended December 31, 2025, compared to $8.3 million for the year ended December 31, 2024. The increase was primarily due to an increase in personnel and related expenses of $1.1 million, an increase in amortization of intangible assets of $0.2 million and an increase in credit cards processing fees of $0.1 million. The increase in labor related cost, as well as some other cost items, included the adverse impact of currency exchange rates on our costs, specifically the average devaluation of the USD against the EUR and ILS currencies during the year ended December 31, 2025.

Research and Development

	Year ended December 31,		2025 Vs. 2024
(in thousands, except for percentage)	2025	2024	Change $	Change %
Research and development	$11,942	$10,275	1,667	16%
Percentage of total revenue	41%	43%

Research and development expenses increased by $1.7 million, or 16%, to $11.9 million for the year ended December 31, 2025, compared to $10.3 million for the year ended December 31, 2024. The increase was primarily due to an increase in personnel and related expenses of $1.3 million, an increase in share-based compensation expense of $0.3 million and an increase in the cost for software tools of $0.1 million. The increase in labor related cost, as well as some other cost items, included the adverse impact of currency exchange rates on our costs, specifically the average devaluation of the USD against the EUR and ILS currencies during the year ended December 31, 2025.

Selling and Marketing

	Year ended December 31,		2025 Vs. 2024
(in thousands, except for percentage)	2025	2024	Change $	Change %
Selling and marketing	$15,203	$13,880	1,323	10%
Percentage of total revenue	52%	58%

Selling and marketing expenses increased by $1.3 million, or 10%, to $15.2 million for the year ended December 31, 2025, compared to $13.9 million for the year ended December 31, 2024. The increase was primarily due to an increase in personnel and related expenses of $1.3 million and an increase in amortization of certain intangible assets of $0.2 million, offset, in part, by a decrease in marketing expenses settled by share issuance of $0.3 million. The increase in labor related cost, as well as some other cost items, included the adverse impact of currency exchange rates on our costs, specifically the average devaluation of the USD against the EUR and ILS currencies during the year ended December 31, 2025.

General and Administrative

	Year ended December 31,		2025 Vs. 2024
(in thousands, except for percentage)	2025	2024	Change $	Change %
General and administrative	$11,694	$14,292	(2,598)	(18)%
Percentage of total revenue	40%	60%

General and administrative expenses decreased by $2.6 million, or 18%, to $11.7 million for the year ended December 31, 2025, compared to $14.3 million for the year ended December 31, 2024. The decrease was primarily due to a goodwill impairment loss of $3.0 million in the year ended December 31, 2024, a decrease in 2025 in consulting costs of $0.2 million and a decrease in insurance costs of $0.4 million, offset, in part, by an increase in personnel and related expenses of $0.8 million and an increase of share-based compensation of $0.2 million. The increase in labor related cost, as well as some other cost items, included the adverse impact of currency exchange rates on our costs, specifically the average devaluation of the USD against the EUR and ILS currencies during the year ended December 31, 2025.

Change in Fair Value of Warrants

	Year ended December 31,		2025 Vs. 2024
(in thousands, except for percentage)	2025	2024	Change $	Change %
Change in fair value of warrants	$227	$(965)	$1,192	124%

Change in fair value of warrants changed by $1.2 million, or 124%, to a gain of $0.2 million for the year ended December 31, 2025, compared to a loss of ($1.0) million in the year ended December 31, 2024. The change was due to fluctuations in the market price of the Freightos Warrants in 2025 as compared to 2024.

Finance Income

	Year ended December 31,		2025 Vs. 2024
(in thousands, except for percentage)	2025	2024	Change $	Change %
Finance income	$1,827	$2,211	(384)	(17)%

Finance income decreased by $0.4 million, or 17%, to $1.8 million for the year ended December 31, 2025 compared to $2.2 million for the year ended December 31, 2024. The decrease was primarily due to a decrease in interest on deposits of $0.9 million offset, in part, by an increase in exchange rate differences, net of $0.3 million and an increase in financial income as a result of change in fair value of certain financial liabilities of $0.2 million.

Finance Expenses

	Year ended December 31,		2025 Vs. 2024
(in thousands, except for percentage)	2025	2024	Change $	Change %
Finance expenses	$(268)	$(178)	(90)	(51)%

Finance expenses increased by $0.1 million, or 51%, to $0.3 million for the year ended December 31, 2025, compared to $0.2 million for the year ended December 31 2024, primarily due to a decrease in interest expense recorded on lease liabilities of $0.1 million.

Income Taxes

	Year ended December 31,		2025 Vs. 2024
(in thousands, except for percentage)	2025	2024	Change $	Change %
Income taxes	$146	$612	(466)	(76)%

Income taxes decreased by $0.5 million, or 76%, to 0.1 million for the year ended December 31, 2025, compared to $0.6 million for the year ended December 31, 2024, primarily due to a decrease in deferred tax expense of $0.5 million resulting from certain deferred tax expenses recorded in 2024 due to timing difference in utilizing certain tax benefits and our estimation with respect to future utilization of deferred tax assets by some of the group’s subsidiaries.

Non-IFRS Financial Measures

Our management team uses loss before income taxes (tax benefit), net, finance income, finance expenses, change in fair value of warrants, share-based payment expense, depreciation and amortization, CEO transition-related expenses, impairment of goodwill, share listing expenses, non- recurring expenses, change in fair value of contingent consideration, reorganization, operating expense settled by issuance of shares, acquisition-related costs and transaction related costs (“Adjusted EBITDA”), a non-IFRS financial measure, to evaluate our operating performance and make strategic decisions. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because it provides a supplemental measure of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. However, Adjusted EBITDA is presented for supplemental information purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

The following table provides a reconciliation of loss (under IFRS) to Adjusted EBITDA:

	Year ended December 31,
(in thousands)	2025	2024	2023
Loss	$(17,516)	$(22,491)	$(65,473)
Income taxes (tax benefit)	146	612	(85)
Finance income	(1,827)	(2,211)	(3,189)
Finance expenses	268	178	387
Change in fair value of warrants	(227)	965	(9,440)
Operating loss	(19,156)	(22,947)	(77,800)
Share-based compensation	4,306	3,625	5,426
Depreciation and Amortization	3,449	3,083	2,791
CEO transition-related costs	158	—	—
Impairment of goodwill	—	3,000	—
Share listing expense	—	—	46,717
Non-recurring expenses	—	—	499
Changes in the fair value of contingent consideration	—	—	(1,583)
Acquisition-related costs	—	283	—
Reorganization	—	—	884
Operating expense settled by issuance of shares	—	351	320
Transaction-related costs	—	—	3,703
Adjusted EBITDA	$(11,243)	$(12,605)	$(19,043)
Loss margin (under IFRS)	(59)%	(95)%	(323)%
Adjusted EBITDA margin	(38)%	(53)%	(94)%

Comparison of the Years Ended December 31, 2025 and 2024

Adjusted EBITDA increased by $1.4 million, to ($11.2) million for the year ended December 31, 2025, compared to ($12.6) million for the year ended December 31, 2024. Adjusted EBITDA increased primarily due to a decrease in loss and an increase in share-based compensation, offset in part by a decrease in impairment of goodwill and the change in fair value of warrants.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through equity financings.

Our cash, cash equivalents and bank deposits were $27.9 million as of December 31, 2025, compared to $37.3 million as of December 31, 2024. In addition, we had certain restricted deposits to secure payments to airlines, to support currency hedging activity, a bank guarantee, customs payments and credit cards, in an aggregate amount of $1.8 million as of December 31, 2025 and $1.6 million as of December 31, 2024.

The development and commercialization of our Platform and Solutions segments will continue to require substantial expenditures and we are reliant upon continued investments from existing and new shareholders to fund operations.

The primary uses of our liquidity and capital resources are the financing of research and development, and sales and marketing, expenses that drive growth, as well as working capital, capital expenditures, and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months.

Our capital expenditures consist primarily of expenditures for computers, peripheral equipment and leasehold improvements from time to time on our leased offices. Capital expenditures were $0.1 million, $0.0 million, and $0.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

In January 2023, as part of the Business Combination, we raised $82.4 million of gross proceeds, as described in Note 1d to our audited consolidated financial statements included in Item 18 of this Annual Report. Net of expenses, we raised $67.5 million.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
(in thousands)	2025	2024	2023
Net cash used in operating activities	$(8,868)	$(12,100)	$(27,096)
Net cash provided by (used in) investing activities	11,629	2,078	(32,161)
Net cash provided by (used in) financing activities	(22)	85	73,177
Exchange differences on balances of cash and cash equivalents	463	(91)	(247)
Gain (loss) from translation of cash and cash equivalents of foreign activity	27	(19)	—
Increase (decrease) in cash and cash equivalents	$3,229	$(10,047)	$13,673

Comparison of the Years ended December 31, 2025 and 2024

Net Cash Used In Operating Activities

Net cash used in operating activities was $8.9 million for the year ended December 31, 2025, a decrease of $3.2 million compared to the net cash used in operating activities of $12.1 million for the year ended December 31, 2024. The decrease primarily resulted from a decrease in loss of $5.0 million, adjusted mainly by changes in working capital of $2.3 million and an increase in non-cash share-based compensation expense of $0.7 million, offset in part by the decrease in non-cash impairment of goodwill of $3.0 million and the non-cash change in fair value of warrants of $1.2 million. In addition, the decrease in cash used in operating activities in the year ended December 31, 2025 was offset in part by a decrease in interest received in cash of $0.9 million during that year.

Net Cash Provided By Investing Activities

Net cash provided by investing activities was $11.6 million for the year ended December 31, 2025, an increase of $9.6 million, compared to $2.1 million of cash provided by investing activities in the year ended December 31, 2024. This increase in cash provided by investing activities in the year ended December 31, 2025 primarily resulted from withdrawals of short-term bank deposits, which provided $12.0 million during the year ended December 31, 2025, compared to withdrawal of short-term investments, net of $11.5 million and investment in short-term bank deposits, net of $6.0 million, which provided a net amount of $5.5 million in the year ended December 31, 2024, in addition to a cash outflow as a result of an acquisition of subsidiary for $3.4 million during the year ended December 31, 2024.

Net Cash Provided By (Used In) Financing Activities

Net cash used in financing activities was $0.0 million for the year ended December 31, 2025, a change of $0.1 million compared to $0.1 million provided by financing activity in the year ended December 31, 2024. This change primarily resulted from an increase of $0.1 million in repayment of lease liabilities.

Contractual Obligations and Other Commitments

We have various contractual obligations and commercial commitments that are recorded as liabilities in our financial statements.

As of December 31, 2025, we had contractual, undiscounted lease liabilities that will be due in the upcoming years in the amounts set forth below:

(dollars in thousands)
2026	$751
2027	653
2028	424
2029 and thereafter	995
Total	$2,823

Off-Balance Sheet Arrangements

As of December 31, 2025, we had outstanding unfulfilled orders placed with our Platform Sellers of approximately $0.5 million (compared to $0.5 million as of December 31, 2024) for which Buyers’ funds were not yet collected and, therefore, no liability was recorded in our financial statements. These amounts will be recorded as liabilities once the shipments are delivered, at which time we will also record receivables from the respective Buyers.

Recently Issued Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report.

C.Research and Development, Patents, and Licenses, Etc.

A significant part of our team across multiple sites is dedicated to our in-house research and development effort to continue to deepen our technology stack and expand the value that our software and platform products provide to customers. Team skills include software engineers, product managers, data analysts, user experience, site reliability engineering and more. We own all our core software, and it is protected by copyright and non-disclosure agreements, although like all software companies we also utilize third party commercial and open-source software. We have one utility patent on a core algorithm granted in Canada and a design patent on one of our core user interfaces granted in several jurisdictions. For a description of our research and development policies and amounts expended thereon during the last three fiscal years, see “Item 5.A. Operating and Financial Review and Prospects - Operating Results” above and the description in the corresponding Item 5.A of our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on March 24, 2025.

D. Trend Information

The international freight market has been extremely volatile over the last few years. Even without trade wars, pandemics and military conflicts, the industry tends to be volatile. Demand varies based on patterns of world trade as well as external factors, such as governmental action and military conflicts. Supply varies based on the availability and safety of routes, the inventory of ships and planes, and is also affected by trucks, trains, port capacity, container availability, and labor, etc. The nature of this infrastructure is that it has to be planned years in advance, meaning that changes in capacity may lag changes in demand by years, creating a cycle where supply and demand are often mismatched. Also, demand tends to be very price-inelastic, meaning that fairly small changes in supply and demand can cause large swings in prices, in either direction, dramatically affecting the revenue and profits of all logistics service providers.

During 2025, a significant increase in tariffs and other protectionist trade policies significantly disrupted U.S. ocean import volumes by inducing a “frontloading” effect early in the year before tariffs went into effect, followed by sharp declines, with U.S. port import volumes projected to have dropped by 0.5% for 2025. Air imports to the US contracted by about 1% in 2025 compared to the previous year as the removal of the U.S.’s $800 de minimis exemption led to a sharp drop in B2C e-commerce imports moving by air. The slower growth rate for trade reduced shipping rates and volumes on some parts of our Platform, thereby slightly adversely impacting use of our Platform.

The trade war did not stifle air cargo volume growth on other lanes, with Asia - Europe volumes increasing 10% for the year and global volumes up 3% in 2025 compared to 2024. But opposition to de minimis is not limited to the US. The EU is taking steps to suspend de minimis with a target date of July 2026, as are many other countries in Europe and Asia, which would be expected to curb the demand growth on these lanes. Despite these shifts, air cargo rates were about level year on year, reflecting carrier agility in shifting capacity as volumes shift lanes, but a broader overall downturn in demand would likely put downward pressure on rates too.

Similarly, in ocean freight, tariff introductions spurring uncertainty, caution and higher costs for US importers drove US ocean import volumes to contract 0.5% in 2025 compared to 2024 according to the National Retail Foundation, with S+P projecting a 2% decrease in volumes for 2026. Global volumes, like in air, grew nonetheless, finishing 4.5% stronger than 2024, with 7% growth for European imports. But economic headwinds from the trade war, and climbing oil prices risk triggering a slowdown in ocean volume growth, just as record container vessel capacity growth is also contributing to downward pressure on container rates.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that may cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Name	Age	Position
Pablo Pinillos	49	Chief Executive Officer, Chief Financial Officer and Director
Enric Alventosa Arbil	41	Chief Technology Officer
Ian Arroyo	42	Chief Strategy Officer
Eytan Buchman	40	Chief Marketing Officer
Andrea Indave	34	Vice President, Human Resources
Michael Oberlander	57	General Counsel
Udo Lange	54	Chairman of the Board
Tzvia Broida	57	Director
Mark A.P. Drusch	65	Director
Ezra M. Gardner	48	Director
Rotem Hershko	47	Director
Inna Kuznetsova	57	Director
Michael Schaecher	56	Director
Carl Vine	50	Director

Pablo Pinillos was appointed to the Board of Directors and as Chief Executive Officer effective March 16, 2026. He joined Freightos in March 2025 as Chief Financial Officer (a position he will continue to hold until we hire a permanent CFO), and on December 17, 2025, he was appointed our Interim Chief Executive Officer. Prior to joining Freightos, Mr. Pinillos served as the CFO of Coincover, a pioneering blockchain protection company, beginning in October 2023. He previously served as the CFO of Bitrise, a leading platform for mobile app development automation, from July 2021 until September 2023. Before that, he served in various positions of increasing responsibility from 2007-2021, including as VP Strategic Growth & Business Transformation, at Qlik, a leading provider of end-to-end, real-time data integration and analytics solutions that help organizations access and transform all their data. He holds a Bachelors of Business Administration from Universidad Complutense de Madrid.

Enric Alventosa Abril has served as Chief Technology Officer (CTO) since 2016. In 2008, Mr. Alventosa Abril founded WebCargo, a digital freight rate management and distribution platform, where he served as Founder and held executive leadership roles from 2008 until WebCargo was acquired by the Company in 2016.

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

Andrea Indave has been our Vice President of Human Resources since August 2024, leading the global HR team and operations across nine international sites. She joined Freightos in August 2019 and held HR roles of increasing responsibility since then. Prior to joining Freightos, Ms. Indave held various HR positions at NPAW, a technology start-up specializing in data analytics for video services (2017-2019). Ms. Indave holds a Bachelor’s degree in Psychology with a specialization in Neuropsychology from Complutense University of Madrid and a Master’s degree in Human Resources from IMF School.

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

Udo Lange has served on our Board of Directors since 2022 and as Chairman of the Board since July 2025. Since September 1, 2023, Dr. Lange has served as the Chief Executive Officer of Stolt-Nielsen Limited (SNI.OL), a provider of transportation and storage for liquids as well as aquaculture. He is also on the board of Avenir LNG, the Institute of International Rural Reconstruction and the Memphis Symphony Orchestra. He was previously President of Healthcare, Logistics and Americas International at Memphis-based FedEx Express, a major American cargo airline delivering freight and packages to over 220 countries. Dr. Lange also served also on the Strategic Management Committee of FedEx Corp., which sets the strategic direction for the FedEx enterprise. Dr. Lange has over 20 years of experience in the international trade industry, with expertise in global freight forwarding, customs brokerage, express, airline catering and logistics. He joined FedEx in 2015, beginning his tenure with the company as the Chief Operations Officer for FedEx Logistics from August 2015 until August 2019. He served as President and Chief Executive Officer of FedEx Trade Networks, a company under FedEx Logistics from March 2018 until March 2023, and as President and CEO, FedEx Logistics from September 2019 until March 2023. He served as a member of the White House Supply Chain Disruptions Task Force. Dr. Lange also served as a Board Member for the German American Chamber of Commerce and is on the Board of Trustees of “Operation Finale,” an exhibition in Germany about the capture of Nazi Adolf Eichmann. Dr. Lange holds a Ph.D. in Economic Science from the University of Duisburg and a Master of Business Administration and Master of Science in Mechanical Engineering from the University of Kaiserslautern.

Tzvia Broida has served on our Board of Directors since April 30, 2024. She has, since 2021, served as a board member, chairperson of the audit committee, and the board’s financial expert of Global-e, a leading platform to enable and accelerate global, direct-to-consumer cross-border e-commerce growth. From 2013 to 2021, she served as a board member, chairperson of the audit committee, and the board’s financial expert of Jacada Ltd., a provider of contact center automation processes. Since 2021, Ms. Broida serves as the chief financial officer of NeuroBlade Ltd, formerly a developer of a solution for data analytics acceleration, where she is currently responsible for the company’s dissolution process. Before joining NeuroBlade, Ms. Broida served as CFO of Sensible Medical Innovations LTD, a market pioneer in medical radar monitoring and imaging technology, from 2011 until 2021. Before that, Ms. Broida served in various positions at Jacada Ltd, including as Chief Financial Officer from 2005 to 2009, and before that she worked as an accountant at several accounting firms. Ms. Broida received a B.A. in Accounting & Economics from the Hebrew University of Jerusalem.

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

Rotem Hershko has served on our Board of Directors since July 2025. Since October 2024, Mr. Hershko has been a Senior Advisor at McKinsey & Co., a global management consulting firm, advising global clients on digital transformation initiatives, leveraging cutting-edge GenAI technologies to accelerate and optimize product and software development, fostering innovation, efficiency, and competitive advantage. He previously served in various roles at A.P. Moller-Maersk, including as EVP, Chief Product Officer - Logistics & Services from January 2023 until October 2024 and as Senior Vice President and Head of Digital Product Management (Business Platforms) from November 2020 until January 2023. Before joining Maersk, Mr. Hershko worked at Amazon in various capacities of increasing responsibility, including as Director of Product Management/Software and Development and GM - Amazon Global from 2017 to 2020. He holds a Master of Business Administration (MBA) from Columbia Business School and earned his Bachelor of Laws (LLB) from The Hebrew University of Jerusalem.

Inna Kuznetsova has served on our Board of Directors since 2022. Ms. Kuznetsova is the Chief Executive Officer of Fishbowl, a market-leading inventory and manufacturing software platform for small and mid-sized businesses, having been appointed in October 2025, From June 2022 until February 2025 Ms. Kuznetsova served as Chief Executive Officer and a member of the board of directors of ToolsGroup, a privately-owned SaaS company with international operations providing supply chain management optimization solutions. In this role, she oversaw strategic growth, planning and daily operations. From June 2020 through May 2022, Ms. Kuznetsova was the Chief Executive Officer and a member of the board of directors of 1010data, a privately-owned data analytics company, responsible for strategic growth, planning and daily operations. From January 2020 through May 2020, Ms. Kuznetsova served as interim Chief Executive Officer and, from July 2019 until January 2020, as Chief Operating Officer of 1010data. From 2014 to 2016, Ms. Kuznetsova served as President of INTTRA, a privately-owned SaaS company focused on maritime logistics. In 2016, she was promoted to President and Chief Operating Officer of INTTRA, overseeing all sales, marketing, software development, IT operations, customer services and operations until INTTRA’s sale to E2Open in November 2018. Ms. Kuznetsova served on the board of directors and as a member of the audit and risk committees of Global Ports Investments Plc (LSE: GPLX) from 2017 to 2022, on the board of directors of Avantida from 2017 to 2018 and on the board of directors and as a member of the audit, remuneration and nomination committees of Sage Plc (LSE: SGE) from 2014 to 2017. She currently serves on the board of directors of SeaCube Container Leasing, a privately-owned refrigerated and intermodal solutions provider.

Michael Schaecher has served on our Board of Directors since October 2025. Mr. Shaecher has been the CEO and owner of mSc Avia Consulting GmbH in Wiesbaden, Hesse, Germany since February 2013. From July 2021 through July 2023, Mr. Schaecher served as the Advisory Board Chair at LogisEye Solutions, a Dubai-based company offering a cloud-based digital logistics procurement ecosystem. Prior to that time, from September 2019 through July 2021, he served as Chairman of the Supervisory Board at Fliit, a German company seeking to make food logistics easy and efficient for shippers and carriers. From May 2018 through May 2019, Mr. Schaecher served as Chief Executive Officer at ISS Global Forwarding, a Dubai-based provider of logistics services internationally, across industries. Prior to that time, from March 2014 through May 2016, he served as Chief Operating Officer- Freight Management Global at CEVA Logistics, a Swiss provider of supply chain solutions for large and medium-size national and multinational companies across the globe. Mr. Schaecher completed the Orchestrated Winning Performance- Leadership Program at the International Institute for Management Development in Switzerland in 1998, an educational program in Finance for Non-Financial Managers at Columbia University in New York in 2002, and a program covering Logistics, Materials and Supply Chain Management at Cranfield University in the United Kingdom in 2003.

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

B. Compensation

Director and Executive Officer Compensation

In October 2024, the Board of Directors offered to compensate each of our non-employee directors by granting them restricted share units (“RSUs”) that vest over the following four quarters. Directors who do not chair a committee were offered RSUs with an approximate value of $45,000, and directors who chair a committee were offered RSUs with an approximate value of $60,000.

Messrs. Michael Eisenberg (our former director, who resigned effective July 1, 2025) and Carl Vine declined any compensation. Messrs. Drusch, Gardner, and Lange were each granted 30,200 RSUs (with an approximate value of $45,000). As per her agreement with the Board of Directors, Ms. Broida was granted 20,136 RSUs (with an approximate value of $30,000), while also receiving $7,500 in cash each quarter for serving on the Board and as Chair of the Audit Committee. As she had until that point, Ms. Kuznetsova was approved to receive $15,000 in cash for each quarter for serving on the Board and as Chair of the Compensation Committee.

In October 2025, the nominating and corporate governance committee of the Board recommended changing the director compensation based on various benchmarks that were available to the committee from public sources, with adjustments based on our size, complexity of our business, and expected time commitment of directors serving on various committees. The Board decided to structure director compensation to be partially cash and partially equity incentive (except for Ms. Kuznetsova, who will continue to receive $60,000 in cash per year). It is anticipated that the product, AI and technology committee will require from its members, by far, the highest time commitment of all Board committees, and that its members leverage their personal networks for the benefit of the Company. Consequently, the Board decided to compensate the members of that committee differently. One non-employee director, Carl Vine, continued to decline to receive any compensation.

Below is a table that shows the independent/non-employee director compensation that was approved in October 2025 for the annual period beginning October 1, 2025:

Name	Role	RSU value	RSUs(#)[1]	Cash	Options(#)[2]	Option Value[3]	Total Value
Udo Lange	Chairman	$50,000	15,432	$50,000	—	—	$100,000
Tzvia Broida	Chair of Audit Committee	$50,000	15,432	$50,000	—	—	$100,000
Mark Drusch	Director	$27,500	8,488	$27,500	20,000	$33,000	$88,000
Ezra Gardner	Director	$27,500	8,488	$27,500	20,000	$33,000	$88,000
Rotem Hershko	Member of product, AI and technology committee	$35,000	10,802	$35,000	20,000	$33,000	$103,000
Inna Kuznetsova	Chair of Compensation Committee	$—	—	$60,000	—	—	$60,000
Michael Schaecher	Member of product, AI and technology committee	$35,000	10,802	$35,000	20,000	$33,000	$103,000
Carl Vine	Director	$—	—	$—	—	—	$—

1 Based on the 30-day average closing price of our Ordinary Shares leading up to September 17, 2025: $3.24 per share/RSU.

2 The 20,000 options granted to most non-employee directors are divided into three tranches, consisting of: 6,666 options with a $5.00 exercise price, 6,667 options with a $10.00 exercise price, and 6,667 options with a $15.00 exercise price.

In addition, each of Mr. Hershko and Mr. Schaecher were to receive in January 2026 the following additional equity incentive compensation:

●	37,038 RSUs, which will vest over the course of a four-year period, with one-quarter of the RSUs vesting on each of the first four anniversaries of the October 1, 2025 start date of the year (for purposes of director compensation), on October 1 of 2026, 2027, 2028 and 2029; and
●	100,000 options to purchase Ordinary Shares, divided into three tranches, with the following exercise prices: 33,333 options - $5.00/share; 33,333 options - $10.00/share; and 33,334 options- $15.00/share, all of which will vest one year following the date of grant and will be exercisable (after vesting) for the shorter of (i) a term of seven years from the initial grant date, or (ii) 90 days after the grantee leaves the Board.

We expensed an aggregate of $0.5 million for compensation to our non-employee directors for the fiscal year ended December 31, 2025, of which $0.4 million was related to equity compensation.

The aggregate compensation costs incurred by us in connection with compensation for our executive officers for the fiscal year ended December 31, 2025 was approximately $1.1 million. During that same year, we granted equity incentive awards to our executive officers to acquire an aggregate of 1,318,790 Freightos Ordinary Shares (the value of which is included in the foregoing $1.1 million amount). Some of the equity incentive awards granted to our executive officers are subject to the same vesting conditions as those of other Freightos employees, while others are conditioned upon performance targets such as 2025 Revenue and Adjusted EBITDA.

Director Stock Ownership Requirements

As part of the effort to align the Board’s interests with the interests of our shareholders, in October 2025, the Board adopted director stock ownership guidelines. Each independent/non-employee director who receives equity compensation from us will be required to hold a certain amount of equity. The Chairman will be required to hold ordinary shares amounting to six times the value of his annual equity grant, and each other independent/non-employee director will be required to hold ordinary shares amounting to two times the value of his or her annual equity grant. For purposes of calculating the value of the annual equity grant, we will use the value of the annual grant of RSUs that is then vesting, plus the prorated value of any one-time RSU grant expected to vest in that year (running from October 1 through the following September 1). Compliance with the stock ownership requirements will be verified annually on December 31 based on the value of each director’s holdings of ordinary shares (including shares underlying vested or unvested RSUs, but excluding shares underlying options, whether or not vested). Value of ordinary shares held by the director will be based on the 30-day average closing price of our ordinary shares in the period leading up to the December 31 verification date. There will be an initial four-year transition period following adoption of the stock ownership guidelines or (if later) a director’s initial election or appointment to the Board for each director to achieve compliance with the guidelines. If a director’s ownership requirement increases due to an increase in annual compensation or a change in Board position, the director will have three years from the effective date of that change to achieve the incremental ownership requirement. Any director who does not comply with the stock ownership guidelines will not be permitted to sell any shares acquired from vested equity incentives granted to him or her. The Chairman of the Board may consider and grant a hardship exemption from the stock ownership guidelines under extraordinary circumstances. In lieu of complying with the foregoing guidelines, one of our current independent/ non-employee directors, Tzvia Broida, will instead be required to hold ordinary shares issued to her upon vesting of RSU grants for a holding period of nine months following the vesting date before she can sell such shares.

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

2012 Incentive Plan

Prior to May 28, 2022, we issued incentive awards under our 2012 Incentive Plan. Although no additional incentive awards have been, or will be, issued under the 2012 Incentive Plan after that date, all incentive awards previously granted under the 2012 Incentive Plan will remain subject to the terms of the 2012 Incentive Plan, which serves as Exhibit 4.1 to this Annual Report. All awards granted on or after May 31, 2022 have been and will be granted under the 2022 LTIP.

Freightos Ordinary Shares issuable under outstanding awards under the 2012 Incentive Plan for which the underlying shares are not issued will become available once again under the 2022 LTIP, as described below under “2022 LTIP—Share Pool Under the 2022 LTIP”.

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

As of 11:59 p.m. Eastern time on December 31 of each calendar year during which the 2022 LTIP is in effect, the portion of the Share Pool that has not been allocated to any grant in that calendar year is canceled and not included in the Share Pool for any calendar year beginning thereafter. Following that annual cancelation, the Share Pool is then re-filled automatically by an increase on January 1 of the following calendar year, beginning on January 1, 2023 and for each of the subsequent nine calendar years, through (and including) January 1, 2032, in an amount equal to the lesser of (i) 5% of the number of Freightos Ordinary Shares issued and outstanding as of that January 1 date, or (ii) an amount determined by our Board of Directors prior to such date. Pursuant to that annual cancelation and refill mechanism, following the cancelation of all Freightos Ordinary Shares that were not allocated to grants at the conclusion of the previous year, on January 1, 2024, January 1, 2025, and January 1, 2026, 2,394,734, 2,486,345 and 2,568,845 Freightos Ordinary Shares, respectively, were added to the Share Pool, thereby constituting the available portion of the Share Pool for those respective years.

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

Shares Available Under the 2022 LTIP

As of December 31, 2025, there were 7,388,918 Ordinary Shares underlying outstanding equity awards under the 2022 LTIP. In addition, as of December 31, 2025, there were 166,046 unallocated shares under the Share Pool, which were canceled from the Share Pool pursuant to the above-described annual cancelation mechanism. On January 1, 2026, there were 2,568,845 Freightos Ordinary Shares made available for awards in 2026 via the above-described refresh mechanism for the Share Pool.

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

Independence of Directors

As a result of the Freightos Ordinary Shares and Freightos Warrants being listed on Nasdaq, we comply with the rules of Nasdaq in determining whether a director is independent. Our Board of Directors has consulted, and will consult, with its counsel to ensure that our Board of Directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the Freightos Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing standards furthermore specify certain relationships that would preclude a determination that a particular director is independent. Our Board of Directors has determined that each of our directors, except for Messrs. Pinillos and Schaecher, is independent.

Board Leadership Structure and Role in Risk Oversight

Dr. Udo Lange serves as our Chairman of the Board.

Our Board of Directors determined, prior to appointing Dr. Lange as our independent Chairman of the Board in July 2025, that at this time it prefers to maintain a separation between the roles of Chairman and Chief Executive Officer, with Dr. Lange serving as our independent Chairman and Dr. Zvi Schreiber serving at the time as our Chief Executive Officer (Dr. Schreiber subsequently concluded his service as our Chief Executive Officer and Mr. Pinillos is now the Chief Executive Officer). Our Board believes that this structure is appropriate at this time in order to enhance the Board’s oversight of management, provide independent leadership and governance, and help ensure objectivity in the Board’s evaluation of management’s performance. Dr. Schreiber, as the founder of Freightos, remained at the time a member of the Board of Directors and as our Chief Executive Officer, before concluding his service as our Chief Executive Officer (as of the end of January 2026) and as a Board member (as of the end of February 2026).

With an independent Chairman leading the Board, we have established a governance structure that provides strong, independent oversight while maintaining clear lines of authority and accountability. The Chairman presides at all meetings of the Board, sets meeting agendas in consultation with the CEO and other directors, and serves as the principal liaison between the independent directors and management.

Meetings and Committees of the Board of Directors

We have established separately-standing committees, consisting of the audit committee, compensation committee, and nominating and corporate governance committee, and recently added a product, AI and technology committee of the Board as well.

Audit Committee

We have established an audit committee comprised entirely of independent directors. The audit committee currently consists of Tzvia Broida (chair), Ezra Gardner and Inna Kuznetsova. Each of the members of the audit committee is independent under the applicable Nasdaq listing rules and Rule 10A-3 under the Securities Exchange of 1934, as amended (the “Exchange Act”). The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

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

Compensation Committee

We have established a compensation committee. The compensation committee currently consists of Inna Kuznetsova (chair), Ezra Gardner and Carl Vine. Each of the members of the compensation committee is independent under the applicable Nasdaq listing rules and Exchange Act Rule 10C-1. The compensation committee has a written charter. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, if any, including authority to make and modify awards under such plans.

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

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee. The nominating and corporate governance committee currently consists of Udo Lange (chair) and Carl Vine. Each of the members of the nominating and corporate governance committee is independent under the applicable Nasdaq listing rules. The nominating and corporate governance committee has a written charter. The purpose of the committee is to identify and recommend to the Board individuals it determines to be well-qualified, willing and available to serve as directors of the Company and on committees of the Board; to advise the Board with respect to the Board composition, procedures and committees; to review periodically the size of the Board and recommend to the Board any appropriate changes; and to develop and recommend to the Board a set of corporate governance principles applicable to the Company.

Product, AI and Technology Committee

We have established a product, AI and technology committee. The product, AI and technology committee currently consists of Rotem Hershko and Michael Schaecher. The product, AI and technology committee has a written charter. The purpose of the committee is to enhance collaboration between the Board and our executive leadership team by providing oversight, strategic guidance, and risk awareness in the areas of products and technology, specifically in evolving technologies. It supports the Board in making data-driven decisions and shaping the Company’s long-term strategic direction, identifying strategic opportunities, maintaining a competitive edge in product and technology, and supporting the evaluation of strategic investment and acquisition opportunities.

D. Employees

The following is a summary of our full-time equivalent headcount, by category of activity, and geographic location, as of December 31, 2025, 2024 and 2023:

	Research &	Sales &		General &
	Development	Marketing	Operations	Administrative	Total
Full-time equivalent headcount as of:
December 31, 2025	136	86	115	45	382
December 31, 2024	143	84	106	46	378
December 31, 2023	132	74	102	42	350

		North
	Middle East	America	Europe	Asia	Total
Full-time equivalent headcount as of:
December 31, 2025	117	76	151	38	382
December 31, 2024	122	71	146	39	378
December 31, 2023	134	63	122	31	350

We are pleased to have a diverse team with 46% of our employees being women, which is well above average for technology companies. We are one of the largest and best-known high-tech employers in the developing Palestinian economy, and we invest in bringing more people into the still small circle of highly skilled tech jobs in that location.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Freightos Ordinary Shares as of March 1, 2026 by:

●	each person who is the beneficial owner of more than 5% of the outstanding shares of any series of our voting ordinary shares;
●	each of our directors and executive officers; and
●	all executive officers and directors of the Company, as a group.

The beneficial ownership of Ordinary Shares of the Company is based on 51,683,498 Ordinary Shares issued and outstanding as of March 1, 2026.

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

	Number of Shares		Percentage of
Name of Beneficial Owner	Beneficially Owned		Outstanding Shares
Directors and executive officers
Pablo Pinillos	55,333	(1)	*	%
Enric Alventosa Arbil	138,932	(2)	*	%
Ian Arroyo	324,664	(3)	*	%
Eytan Buchman	356,614	(4)	*	%
Andrea Indave	26,440	(5)	*	%
Michael Oberlander	245,585	(6)	*	%
Udo Lange	55,800	(7)	*	%
Tzvia Broida	12,750	(8)	*	%
Mark A.P. Drusch	4,538,600	(9)	8.8%
Ezra Gardner	57,612	(10)	*	%
Rotem Hershko	12,951	(11)	*	%
Inna Kuznetsova	—		—
Michael Schaecher	5,401	(12)	*	%
Carl Vine	9,866,094	(13)	18.0%
All directors and executive officers as a group (fourteen individuals)	15,696,776		28.2%
Five Percent or More Holders (other than directors and executive officers)
Zvi Schreiber	3,771,421	(14)	7.2%
Aleph, L.P.	3,544,394	(15)	6.9%
Alshaffafia Trading W.L.L.	4,495,468	(16)	8.7%
Asian Gateway Investments Pte. Ltd.	4,749,856		9.2%
M&G Investment Management Limited	9,866,094	(13)	18.0%
*	Less than 1%
(1)	Includes 13,333 Freightos Ordinary Shares issuable within 60 days of March 1, 2026 upon the vesting of RSUs.
(2)	Includes 135,693 Freightos Ordinary Shares issuable within 60 days of March 1, 2026, of which 130,168 are issuable upon the exercise of options (35,181 at an exercise price of $4.17, with an expiration date of April 27, 2031; 58,048 at an exercise price of $4.17, with an expiration date of February 17, 2032; and 36,939 at an exercise price of $8.44, with an expiration date of November 2, 2032), and 5,525 are issuable upon the vesting of RSUs.
(3)	Includes 299,865 Freightos Ordinary Shares issuable within 60 days of March 1, 2026, of which 290,461 are issuable upon the exercise of options (49,473 at an exercise price of $1.07, with an expiration date of December 16, 2030; 12,314 at an exercise price of $4.17, with an expiration date of July 19, 2031; and 228,674 at an exercise price of $4.17, with an expiration date of February 17, 2032), and 9,404 are issuable upon the vesting of RSUs.
(4)	Includes 310,692 Freightos Ordinary Shares issuable within 60 days of March 1, 2026, of which 305,108 are issuable upon the exercise of options (590 at an exercise price of $0.85, with an expiration date of January 23, 2027; 14,073 at an exercise price of $0.85, with an expiration date of July 14, 2027; 34,681 at an exercise price of $1.07, with an expiration date of January 21, 2029; 35,181 at an exercise price of $1.07, with an expiration date of January 12, 2030; 125,595 at an exercise price of $1.44, with an expiration date of July 14, 2030; and 94,988 at an exercise price of $4.17, with an expiration date of February 17, 2032), and 5,584 are issuable upon the vesting of RSUs.
(5)	Includes 15,246 Freightos Ordinary Shares issuable within 60 days of March 1, 2026, of which 13,105 are issuable upon the exercise of options (7,476 at an exercise price of $1.45, with an expiration date of November 6, 2029, and 5,629 at an exercise price of $4.17, with an expiration date of February 17, 2032), and 2,141 are issuable upon the vesting of RSUs.
(6)	Includes 173,782 Freightos Ordinary Shares issuable within 60 days of March 1, 2026, of which 168,692 are issuable upon the exercise of options (49,253 at an exercise price of $4.17, with an expiration date of April 27, 2031; 27,090 at an exercise price of $4.17, with an expiration date of February 17, 2032; and 92,349 at an exercise price of $8.44, with an expiration date of November 2, 2032), and 5,090 are issuable upon the vesting of RSUs.

(7)	Includes 3,858 Freightos Ordinary Shares issuable within 60 days of March 1, 2026 upon the vesting of RSUs.
(8)	Includes 3,858 Freightos Ordinary Shares issuable within 60 days of March 1, 2026 upon the vesting of RSUs.
(9)	Includes 2,122 Freightos Ordinary Shares issuable within 60 days of March 1, 2026 upon the vesting of RSUs held by Mr. Drusch, and 4,495,468 Freightos Ordinary Shares held by Qatar Airways Group Q.C.S.C. and Alshaffafia Trading W.L.L., a wholly owned subsidiary of Qatar Airways Group Q.C.S.C. Mr. Drusch is the Chief Officer Cargo of Qatar Airways Group Q.C.S.C. The business address of Mr. Drusch is Qatar Airways Tower 1, P.O. Box. 22550, Doha, State of Qatar.
(10)	Includes 2,122 Freightos Ordinary Shares issuable within 60 days of March 1, 2026 upon the vesting of RSUs.
(11)	Includes 2,701 Freightos Ordinary Shares issuable within 60 days of March 1, 2026 upon the vesting of RSUs.
(12)	Includes 2,701 Freightos Ordinary Shares issuable within 60 days of March 1, 2026 upon the vesting of RSUs.
(13)	Consists of 6,871,094 Freightos Ordinary Shares and 2,995,000 Freightos Ordinary Shares underlying the Freightos Warrants owned by M&G Investment Management Limited (where Mr. Vine is Co-Head of the Asia Pacific Equity Team), an affiliate of The Prudential Assurance Company Limited, all of which are currently exercisable.
(14)	Includes 396,987 Freightos Ordinary Shares issuable within 60 days of March 1, 2026 upon the exercise of options, vesting of RSUs and payout of performance share units related to performance in 2025. Excludes 400,000 Freightos Ordinary Shares that Dr. Schreiber donated to donor-advised funds, and over which he may be considered to have some advisory dispositive power.
(15)	Represents Freightos Ordinary Shares held by Aleph, L.P. and its affiliated entity Aleph-Aleph, L.P. Aleph Equity Partners, L.P. is the general partner of Aleph, L.P. and Aleph-Aleph, L.P., and Aleph EP, Ltd is the general partner of the Aleph Equity Partners, L.P. Aleph Equity Partners, L.P. and Aleph EP, Ltd may be deemed to have sole power to vote and dispose of the shares held through Aleph, L.P. and Aleph-Aleph, L.P. Michael Eisenberg is a director of Aleph EP, Ltd. and may be deemed to have shared power to vote and dispose of the shares held by each of these entities. Mr. Eisenberg disclaims beneficial ownership of any Freightos shares other than to the extent of his direct or indirect pecuniary interest therein.
(16)	Consists of 4,495,468 Freightos Ordinary Shares held by Qatar Airways Group Q.C.S.C. and Alshaffafia Trading W.L.L., a wholly owned subsidiary of Qatar Airways Group Q.C.S.C. The business address of each of the foregoing entities is Qatar Airways Tower 1, P.O. Box. 22550, Doha, State of Qatar.

Significant changes in holdings of major shareholders

Throughout 2024 and 2025, Gesher I Sponsor LLC distributed its holdings of our ordinary shares and warrants to its members, following the expiration of the lock-up period under the Sponsor Lock-Up Agreement to which it was party (as defined and described in Item 7.B below), thereby causing its holdings of our ordinary shares to drop below 5%. That decrease in beneficial ownership is also reflected in the holdings of our director, Ezra Gardner, who had been deemed to beneficially own all of the securities held by the Sponsor.

Other than as described above, there were no significant changes in the percentage ownership of any of our major shareholders during the year ended December 31, 2025 relative to the percentage ownership for each such major shareholder disclosed in our annual report on Form 20-F for the year ended December 31, 2024 filed on March 24, 2025.

Voting rights of major shareholders

Our major shareholders do not have different voting rights than other shareholders with respect to the Freightos Ordinary Shares that they hold.

Holders of record

As of March 1, 2026, there were 65 holders of record of the Freightos Ordinary Shares, including 15 holders of record with addresses in the United States who held a total of 38,274,515 Freightos Ordinary Shares (out of which 35,187,674 Freightos Ordinary Shares are held of record by CEDE & Co), representing approximately 74% of our issued and outstanding Freightos Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Freightos Ordinary Shares). In particular, we are aware that several of our significant shareholders that hold shares as underlying beneficial holders (via CEDE & Co as the record holder) are not United States entities.

Change of Control of the Company

Based on the significant holdings of Freightos Ordinary Shares by several unrelated entities, no individual shareholder or group may be deemed to control the Company. We are furthermore unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B. Related-Party Transactions

The following is a description of certain related party transactions in effect at any time since January 1, 2025 until the date of this Annual Report with any of our executive officers, directors or their affiliates, and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements, which are described in “Item 6.B. Directors, Senior Management and Employees - Compensation.”

Lock-Up Agreements

Sponsor Holders

Simultaneously with the execution and delivery of the Business Combination Agreement, certain members of the Sponsor entered into lock-up agreements (the “Sponsor Lock-Up Agreements”). Pursuant to the Sponsor Lock-Up Agreements, each Sponsor Holder agreed not to sell, hypothecate, pledge, hedge, grant any option to purchase or otherwise dispose of, directly or indirectly, establish or increase certain derivative provisions with respect to Restricted Securities, or transfer economic ownership of Restricted Securities, or make a public announcement of the intention to effect any such transaction, for the duration of the Sponsor Lock-Up Period (i.e., until the 36-month anniversary of the Closing, or January 25, 2026) (the “Sponsor Lock-Up Restrictions”). However, (i) at each nine-month anniversary of the closing date, 25% of the Restricted Securities attributable to each Sponsor Holder ceased to be deemed Restricted Securities and (ii) if prior to the end of the Sponsor Lock-Up Period, a change of control of Freightos occurs, then all of the then Restricted Securities would have ceased to be deemed Restricted Securities. When Restricted Securities ceased to be Restricted Securities, such released securities may be transferred without regard to the Sponsor Lock-Up Restrictions.

Freightos Shareholders

Simultaneously with the execution and delivery of the Business Combination Agreement, certain shareholders of Freightos entered into lock-up agreements (the “Freightos Lock-Up Agreements” and, collectively with the Sponsor Lock-Up Agreements, the “Lock-Up Agreements”). The Freightos Lock-Up Agreements are substantially similar to the Sponsor Lock-Up Agreements, except that (i) Restricted Securities included only Freightos Ordinary Shares and Freightos Ordinary Shares underlying options to acquire Freightos Ordinary Shares and (ii) the Freightos Holders were prohibited from transferring Restricted Securities for the duration of the Freightos Lock-Up Period (i.e., until the 24-month anniversary of the Closing, or January 25, 2025); provided, however, that (a) at each six month anniversary of the date on which closing occurs, 25% of Restricted Securities attributable to each Freightos Holder ceased to be deemed Restricted Securities and (b) if at any time after the closing but prior to the end of the Freightos Lock-Up Period, a change of control was to occur, then all of the then Restricted Securities were to cease to be deemed Restricted Securities. The Freightos Lock-Up Agreement with Asian Gateway Investments Pte. Ltd. permitted Asian Gateway Investments Pte. Ltd. to make certain transfers that are not conducted on Nasdaq, subject to certain conditions.

In addition, Freightos imposed a lock-up on its employees and former employees who may acquire or have acquired Freightos Ordinary Shares pursuant to the 2012 Incentive Plan. Such holders were also prohibited from transferring their Restricted Securities during the Freightos Lock-Up Period; provided, however, that (a) at each six-month anniversary of the date on which the Closing occurs, 25% of the Restricted Securities attributable to each such holder ceased to be deemed Restricted Securities. Freightos imposed a blackout period prohibiting the resale of Freightos Ordinary Shares issued pursuant to grants made under the 2022 LTIP, which expired on July 26, 2023.

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

We are also required to provide registration rights to the Sponsor and EarlyBird Capital, Inc. (“EarlyBird”) under a registration rights agreement that Gesher had entered into with the Sponsor and EarlyBird at the time of Gesher’s IPO and which was amended at the Closing of the Business Combination to, among other things, have Freightos assume the obligations of Gesher under the agreement.

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

DACC

We established a Digital Air Cargo Council (the “DACC”) with the intent of bringing together cargo airline groups committed to pioneering digital air cargo and driving industry digitalization efforts to improve airline cargo efficiency and air cargo customer experience for forwarders and end-customers. As of the date of this Annual Report, three airline groups, including Qatar Airways, had joined the DACC. We issued 94,988 Freightos Ordinary Shares to each airline group upon establishment of the DACC. We issued a total of 815,711 Freightos Ordinary Shares to the three airline groups, including 328,897 Freightos Ordinary Shares to Qatar Airways for attaining certain eBooking targets. Each of those airline groups negotiated and entered into a rates and eBookings transmission agreement with us, which established fees charged which, in some cases, are more favorable than terms generally available to a third-party under the same or similar circumstances.

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

C. Material Contracts

We are not party to any material contract since January 1, 2024, other than contracts entered into in the ordinary course of business, or as otherwise described in this Item 10.C.

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

Material Contracts Relating to the Business Combination

Ancillary Agreements Related to Business Combination

Certain agreements were entered into in connection with the Business Combination, including the Lock-Up Agreements, and the Registration Rights Agreements, which have remained in effect past January 1, 2024. See the section of this Annual Report titled “Item 7.B. - Major Shareholders and Related Party Transactions- Related Party Transactions” for more information.

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

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations of the ownership and disposition of Freightos Ordinary Shares and Freightos Warrants. This discussion applies only to U.S. Holders of Freightos Ordinary Shares and/or Freightos Warrants, as the case may be, that are held as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposition of Freightos Ordinary Shares and Freightos Warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum tax, the Net Investment Income Tax, or Medicare contribution tax considerations and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, regulations promulgated by the U.S. Department of the Treasury thereunder (“Treasury Regulations”), judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities include the One Big Beautiful Bill Act (the “OBBBA”), enacted on July 4, 2025, which permanently extended and modified numerous provisions of the Tax Cuts and Jobs Act of 2017. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Freightos has not sought nor will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take, or a court will not sustain, a contrary position regarding the tax considerations discussed below.

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

Pursuant to the OBBBA, the individual income tax rates and brackets originally established under the Tax Cuts and Jobs Act of 2017, including the top marginal rate of 37%, have been made permanent for tax years beginning after December 31, 2025. Additionally, for tax year 2025, the OBBBA provides a temporary deduction for “qualified tips” and “qualified overtime” income for certain eligible workers, which may impact the effective tax rate for a subset of U.S. Holders.

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

Sale, Exchange, Redemption or Other Taxable Disposition of Freightos Ordinary Shares and Freightos Warrants.

Subject to the discussion below under the subsection titled “- Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Freightos Ordinary Shares or Freightos Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Freightos Ordinary Shares and/or Freightos Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Freightos Ordinary Shares or Freightos Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Freightos Ordinary Shares and/or Freightos Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. Following the enactment of the OBBBA, these preferential rates and the associated income thresholds are no longer subject to the previously scheduled 2025 sunset. The deductibility of capital losses is subject to limitations.

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

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in dividends received by U.S. Holders of Freightos Ordinary Shares, and the proceeds received on sale or other taxable disposition of Freightos Ordinary Shares or Freightos Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (made permanent by the OBBBA at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any proceeds from the sale, exchange, redemption or other disposition of Freightos Ordinary Shares or Freightos Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Certain Material Israeli Tax Considerations

Since Freightos is treated as an Israeli resident company for tax purposes pursuant to a tax ruling we received from the ITA, Freightos is subject to Israeli tax as if it is an Israeli company and holders of our Ordinary Shares and warrants may be subject to Israeli tax. In addition, our subsidiary, Freightos Ltd, is incorporated in Israel. The following is a brief summary of certain material Israeli tax laws applicable to us, and certain Israeli government programs that may benefit us. This section also contains a discussion of material Israeli tax consequences concerning the purchase, ownership and disposition of our Ordinary Shares and warrants purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor or particular investment circumstances or to certain types of investors subject to special treatment under Israeli law. Examples of such investors include Israeli residents, partnerships, trusts or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that this discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the ITA or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect. This summary incorporates the provisions of the Economic Efficiency Law (Legislative Amendments for Achieving Budgetary Objectives for the 2025 and 2026 Budget Years), 5785-2025, and the Minimum Corporate Tax on Multinational Groups Law, 2025.

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

The State of Israel has recently enacted the Law for the Taxation of Multinational Enterprise Groups – 2025, entered into force as of January 1, 2026, implementing key aspects of the OECD’s Pillar Two framework. In particular, the legislation introduces a domestic minimum top-up tax (Qualified Domestic Minimum Top-Up Tax, or QDMTT) generally applicable to Israeli entities that are part of multinational enterprise groups with consolidated annual revenues of at least €750 million, with the objective of ensuring a minimum effective tax rate of 15% on profits attributable to activities in Israel and preventing the allocation of taxing rights to foreign jurisdictions under the Income Inclusion Rule or the Undertaxed Profits Rule under the Pillar Two framework.

It is noted that the Israeli Ministry of Finance has recently published draft legislation as part of the country’s 2026 Economic Plan, proposing a revised incentive regime for research and development activities in Israel, structured primarily as refundable or credit-based tax incentives designed to qualify under the OECD’s “qualified” incentive criteria in a Pillar Two environment.

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

We believe that our Israeli subsidiary is eligible for the tax benefits under the 2017 Amendment as a Preferred Technological Enterprise. In January 2019, our Israeli subsidiary received a tax ruling from the ITA regarding its entitlement to tax benefits as a Preferred Technological Enterprise subject to compliance with the conditions set forth in such tax ruling and in the Investment Law. The tax ruling was valid from 2018 until the tax year ending in 2022. There is no assurance that our Israeli subsidiary will meet all the terms and conditions required under the tax ruling and the Investment Law that will allow it to enjoy any tax benefits under the Investment Law.

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

Individual holders dealing in securities in Israel for whom the income from the sale of shares or warrants is considered “business income” as referred to in section 2(1) of the Ordinance will be taxed at the marginal tax rates applicable to business income (up to 47% in 2025). Certain Israeli institutions that are exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares or warrants.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2025 (approximately $226,194, based on an exchange rate of NIS 3.19 per U.S. dollar as of December 31, 2025), which amount is generally linked to the annual change in the Israeli consumer price index, (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that an individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Currency Risk

The U.S. dollar is our functional currency. Our revenue was denominated primarily in U.S. dollars, Euros and Canadian Dollars for the years ended December 31, 2025 and 2024, respectively, and certain components of our cost of revenue and operating expenses, primarily payroll and rent, were denominated in NIS and Euros. We incur expenses in other currencies, such as the Canadian Dollar, Indian Rupee and Chinese Yuan, although to a much lesser extent.

A decrease of three percent in the U.S. dollar/NIS exchange rate would have increased our cost of revenue plus operating expenses by approximately 1% during each of the years ended December 31, 2025 and 2024. A decrease of three percent in the U.S. dollar/Euro exchange rate would have increased our revenue by approximately 1% and increased our cost of revenue plus operating expenses by approximately 1%, during each of the years ended December 31, 2025 and 2024. During the years ended December 31, 2025 and 2024, we entered into forward contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and rent, against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months.

We had outstanding forward contracts that were not qualified as hedging instruments in a cash flow hedge, in aggregate notional amounts of $1.4 million and $1.9 million as of December 31, 2025 and December 31, 2024, respectively. The fair value of the outstanding forward contracts as of December 31, 2025 and December 31, 2024 was $0.1 million and $0.0 million, respectively. For further details, see Note 6 to our audited consolidated financial statements contained in this Annual Report.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

Fees Paid to Independent Auditors

Fees billed by Kost Forer Gabbay & Kasierer, a member of EY Global, and other members of EY Global, for professional services rendered to us for each of the last two fiscal years were as follows:

	Year ended
	December 31,
	2025	2024

	(in thousands)
Audit Fees (1)	$435	$480
Audit-Related Fees	$—	$—
Tax Fees (2)	$36	$43
All Other Fees (3)	$—	$—
Total	$471	$523
(1)	Audit fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide, such as services provided in connection with the Business Combination.
(2)	Tax fees are for professional services rendered by our independent auditors for tax compliance, and tax advice on actual or contemplated transactions.
(3)	All other fees are fees for all other services provided to us by our independent auditors with respect to the subject years, other than those described above.

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

We follow home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:

●	Proxy Statements. We are not required to, and, in reliance on home country practice, we may not, comply with certain Nasdaq rules regarding the solicitation proxies and the provision of proxy statements for all meetings of shareholders. We will follow Cayman Islands practice, which does not impose a regulatory regime for the solicitation of proxies and the provision of proxy statements.
●	Shareholder Approval. We are not required to, and, in reliance on home country practice, we do not intend to, comply with Nasdaq Rule 5635 regarding shareholder approval for certain issuances of securities in connection with the acquisition of shares or assets of another company under certain circumstances, a change of control, the establishment of or amendments to equity- based compensation plans and private placements. In accordance with the provisions of the Freightos A&R Articles, our Board of Directors is authorized to issue securities, including Ordinary Shares, warrants and convertible notes on such terms as it considers appropriate.
●	Audit Committee Composition. We are not required to, and, in reliance on home country practice, from time to time, we may not always have a minimum of three members on our audit committee. We follow Cayman Islands practice, which does not impose a minimum number of audit committee members. Our audit committee currently consists of three members.

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

We regularly assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities. We believe we follow industry best practices by collaborating closely with our cloud providers, who continuously assess our infrastructure security and assist in mitigating any risks according to market standards. We conduct regular reviews and tests of our information security program. We also engage an external auditor to conduct an annual audit to ensure that our information security management system aligns with the most recent information security best practices, as defined by ISO/IEC 27001: 2022 and SOC 2 Type 2 guidelines.

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

Our Board of Directors has overall responsibility for overseeing the governance of our company, and, accordingly, our information security program. It has delegated to the product, AI and technology committee of the Board responsibility to ensure the Board is informed of material risks and relevant mitigation strategies, including but not limited to cybersecurity, data privacy, and ethical technology practices. Management reports regularly about cybersecurity to that committee and the Chairperson of the audit committee. From time to time, as necessary and appropriate, management will report information to the Board discussing cybersecurity risks and the steps taken to mitigate such risks.

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

4.8†

Form of Notice of Long-Term Incentive Award Grant (RSUs and Performance Shares) for Israeli Participants under the Freightos Limited 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.8 to Freightos’ annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 24, 2025).

4.9†

Form of Notice of Long-Term Incentive Award Grant (Performance Shares) for Israeli Participants under the Freightos Limited 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.9 to Freightos’ annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 24, 2025).

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

8.1*	List of subsidiaries of Freightos Limited.
11.1*	Insider Trading Policy of Freightos Limited.
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost Forer Gabbay & Kasierer, independent registered accounting firm for Freightos.
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

FREIGHTOS LIMITED

	By:	/s/ Pablo Pinillos
	Name:	Pablo Pinillos
	Title:	Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer)

Date: March 26, 2026

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave, Haifa 3309502, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

FREIGHTOS LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Freightos Limited and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Haifa, Israel

March 26, 2026

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,347	$10,118
User funds	2,884	4,494
Trade receivables, net (Note 7)	3,773	3,057
Short-term bank deposit	14,546	27,153
Other receivables and prepaid expenses (Note 8)	1,559	1,281
	36,109	46,103
NON-CURRENT ASSETS:
Property and equipment, net (Note 9)	284	420
Right-of-use assets, net (Note 10)	2,315	1,191
Intangible assets, net (Note 11)	6,792	8,852
Goodwill (Note 11)	14,809	15,040
Deferred taxes (Note 22)	560	536
Other long-term assets (Note 12)	1,827	1,637
	26,587	27,676
Total assets	$62,696	$73,779
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturity of lease liabilities (Note 10)	627	615
Trade payables	5,103	2,731
User accounts	2,884	4,494
Warrants liabilities (Note 15)	2,223	2,450
Accrued expenses and other payables (Note 13)	5,917	7,023
	16,754	17,313
LONG TERM LIABILITIES:
Lease liabilities (Note 10)	1,745	339
Employee benefit liabilities, net (Note 14)	1,275	1,239
	3,020	1,578
EQUITY: (Note 16)
Share capital	1	*)
Share premium	266,583	261,769
Foreign currency translation reserve	288	(307)
Reserve from remeasurement of defined benefit plans	236	96
Accumulated deficit	(224,186)	(206,670)
Total equity	42,922	54,888
Total liabilities and equity	$62,696	$73,779
*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2025	2024	2023
Revenue	$29,460	$23,785	$20,281
Cost of revenue (Note 20)	9,777	8,285	8,479
Gross profit	19,683	15,500	11,802
Operating expenses:
Research and development (Note 20)	11,942	10,275	11,507
Selling and marketing (Note 20)	15,203	13,880	14,384
General and administrative (Note 20)	11,694	14,292	12,407
Reorganization (Note 21)	—	—	884
Share listing expense (Note 1d)	—	—	46,717
Transaction-related costs (Note 1d)	—	—	3,703
Total operating expenses	38,839	38,447	89,602
Operating loss	(19,156)	(22,947)	(77,800)
Change in fair value of warrants	227	(965)	9,440
Finance income	1,827	2,211	3,189
Finance expenses	(268)	(178)	(387)
Finance income, net	1,559	2,033	2,802
Loss before income taxes	(17,370)	(21,879)	(65,558)
Income taxes (tax benefit) (Note 22)	146	612	(85)
Loss	$(17,516)	$(22,491)	$(65,473)
Other comprehensive income (loss) (net of tax effect):
Amounts that will not be reclassified subsequently to profit or loss:
Remeasurement gain (loss) from defined benefit plans	140	69	(110)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements of foreign operations	595	(307)	—
Total comprehensive loss	$(16,781)	$(22,729)	$(65,583)
Basic and diluted loss per Ordinary share (Note 23)	$(0.35)	$(0.46)	$(1.47)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	50,573,461	48,579,804	44,907,105

The accompanying notes are an integral part of the consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

				Reserve from	Foreign
				remeasurement	currency
	Share		Share	of defined	translation	Accumulated
	capital		premium	benefit plans	reserve	deficit	Total
Balance as of January 1, 2023	$	*)	$140,229	$137	$—	$(118,706)	$1,660
Loss		—	—	—	—	(65,473)	(65,473)
other comprehensive income (loss)		—	—	(110)	—	—	(110)
Total comprehensive loss		—	—	(110)	—	(65,473)	(65,583)
Issuance of Ordinary shares		*)	491	—	—	—	491
Issuance of Ordinary shares, net in connection with the closing of the BCA (see Note 1d)		*)	63,145	—	—	—	63,145
Exercise of options		*)	186	—	—	—	186
Share-based compensation		—	5,426	—	—	—	5,426
Share listing expense		—	46,717	—	—	—	46,717
Balance as of December 31, 2023	$	*)	$256,194	$27	$—	$(184,179)	$72,042
Loss		—	—	—	—	(22,491)	(22,491)
Total other comprehensive income (loss)		—	—	69	(307)	—	(238)
Total comprehensive income (loss)		—	—	69	(307)	(22,491)	(22,729)
Issuance of Ordinary shares		*)	1,236	—	—	—	1,236
Exercise of options and vesting of restricted shares		*)	714	—	—	—	714
Share-based compensation		—	3,625	—	—	—	3,625
Balance as of December 31, 2024	$	*)	$261,769	$96	$(307)	$(206,670)	$54,888
Loss		—	—	—	—	(17,516)	(17,516)
Total other comprehensive income		—	—	140	595	—	735
Total comprehensive income (loss)		—	—	140	595	(17,516)	(16,781)
Exercise of options and vesting of restricted shares		*)	682	—	—	—	682
Share-based compensation		—	4,132	—	—	—	4,132
Balance as of December 31, 2025		$1	$266,583	$236	$288	$(224,186)	$42,922

*)Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Loss	$(17,516)	$(22,491)	$(65,473)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	3,449	3,083	2,791
Impairment of goodwill	—	3,000	—
Share listing expense	—	—	46,717
Change in fair value of warrants	(227)	965	(9,440)
Changes in the fair value of contingent consideration	—	(6)	(1,718)
Share-based compensation	4,306	3,625	5,426
Operating expense settled by issuance of shares (see Note 16c.1)	—	351	320
Finance income, net	(1,559)	(2,027)	(2,667)
Taxes on income (tax benefit)	146	612	(85)
	6,115	9,603	41,344
Changes in asset and liability items:
Decrease (increase) in user funds	1,674	(968)	(209)
Increase (decrease) in user accounts	(1,674)	968	209
Decrease in other receivables and prepaid expenses	69	37	91
Decrease (increase) in trade receivables	(521)	(920)	143
Increase (decrease) in trade payables	2,294	(957)	(176)
Increase (decrease) in accrued severance pay, net	90	(7)	(140)
Increase (decrease) in accrued expenses and other payables	(1,150)	336	(3,711)
	782	(1,511)	(3,793)
Cash paid during the year for:
Interest received, net	1,791	2,642	1,256
Taxes paid, net	(40)	(343)	(430)
	1,751	2,299	826
Net cash used in operating activities	(8,868)	(12,100)	(27,096)
Cash flows from investing activities:
Purchase of property and equipment	(135)	(48)	(80)
Proceeds from sale of property and equipment	26	2	8
Acquisition of a subsidiary, net of cash acquired (a)	—	(3,350)	—
Payment of payables for an acquisition of a subsidiary	—	—	(211)
Withdrawal of (investment in) short-term investments, net	—	11,520	(11,520)
Investment in short-term bank deposits	(14,000)	(26,000)	(20,000)
Withdrawal of short-term bank deposits	26,000	20,000	—
Withdrawal of long-term deposits	116	24	16
Investment in long-term deposits	(378)	(70)	(374)
Net cash provided by (used in) investing activities	$11,629	$2,078	$(32,161)

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	$—	$—	$76,044
Repayment of lease liabilities	(704)	(629)	(549)
Repayment of short-term bank loan and credit	—	—	(2,504)
Exercise of options	682	714	186
Net cash provided by (used in) financing activities	(22)	85	73,177
Exchange differences on balances of cash and cash equivalents	463	(91)	(247)
Loss from translation of cash and cash equivalents of foreign activity	27	(19)	—
Increase (decrease) in cash and cash equivalents	3,229	(10,047)	13,673
Cash and cash equivalents at the beginning of the period	10,118	20,165	6,492
Cash and cash equivalents at the end of the period	$13,347	$10,118	$20,165
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	$—	$(1,271)	$—
Property and equipment	—	51	—
Right of use assets	—	350	—
Intangible assets	—	3,538	—
Goodwill	(505)	2,546	—
Other payables	505	(629)	—
Shares issued	—	(885)	—
Lease liabilities	—	(350)	—
Acquisition of a subsidiary, net of cash acquired	$—	$3,350	$—
(b) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability (see Note 10)	$1,898	$2	$852
Issuance of shares for previous acquisition of a subsidiary	$—	$—	$171

The accompanying notes are an integral part of the consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

a.	Freightos Limited (the “Company” or “Freightos Cayman”, and together with its subsidiaries — “Freightos” or the “Group”) was incorporated on April 12, 2022 under the laws of the Cayman Islands. The Company is an exempted company limited by shares.
b.	Freightos operates a leading, vendor-neutral booking and payment platform for international freight (the “Platform”). Freightos’ Platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos operates its business through two segments - Platform and Solutions. The Platform segment provides digitalized price quoting, booking and payments while considering actual capacity among global freight participants. The Solutions segment provides software tools and data to help industry participants automate their pricing, sales, and procurement processes.

c.	The Group has the following subsidiaries as of December 31, 2025:

Freightos Hong Kong Limited (“Freightos-HK”), a wholly-owned subsidiary of the Company, was incorporated in Hong-Kong on January 10, 2012. Through September 30, 2022 Freightos-HK served as the holding company of the rest of the group entities and on that date distributed the shares of several of its subsidiaries to the Company. Freightos-HK is principally engaged in the provision of business interface and fronting services to its Israeli affiliate.

Freightos Ltd, a wholly-owned subsidiary of the Company, was incorporated in Israel on August 8, 2012 and started its operation on that date (the “Israeli subsidiary”). Currently, the Israeli subsidiary owns most of the technology and intellectual property of the Group.

Freightos Software Development and Data Services Ltd., a wholly-owned subsidiary of the Company (whose shares are partially held in trust for the Company), was registered on January 18, 2012 in Ramallah, within the Palestinian Authority (the “Palestinian subsidiary”). The Palestinian subsidiary’s main activity is the development of certain software and know-how related to the Group’s offering of software and services, and customer and technical support.

Freightos Inc., a wholly-owned subsidiary of the Company, was incorporated in Delaware in the United States on May 28, 2015 (the “US subsidiary”). The US subsidiary is engaged in rendering billing services and holds the membership interests of 9T Technologies, LLC and the shares of Clearit Customs Services, Inc. (see below).

Freightos S.L.U. (formerly: Web Cargo, S.L.U.), a wholly-owned Spanish subsidiary of the Company, was acquired in August 2016 (“WebCargo”). WebCargo is a software company that seeks to provide a competitive edge to air freight forwarders by optimizing rate management tasks. Currently, WebCargo operates as a low-risk distributor for certain of the Group’s products and services, as well as a contracted research and development service provider for the Israeli subsidiary.

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

9T Technologies LLC (“7LFreight”), a wholly-owned subsidiary of the US subsidiary, incorporated in the US, was acquired through a business combination closed on December 30, 2021. 7LFreight acts as a low-risk distributor of certain of the Group’s products and services in the U.S. and is a software company that seeks to provide a competitive edge to freight forwarders by optimizing rate management tasks.

Clearit Customs Brokers Inc. (“Clearit-CA”), a wholly-owned subsidiary of the Company, was established in June 2021 in Canada to acquire certain assets as part of a business combination completed on February 16, 2022 (the “Clearit Acquisition”). Clearit-CA is engaged in the business of providing online customs clearance and brokerage services in Canada.

Clearit Customs Services Inc. (“Clearit-US”), a wholly-owned subsidiary of the US subsidiary, incorporated in the US, was acquired through the Clearit Acquisition. Clearit-US is engaged in the business of providing online customs clearance and brokerage services in the US.

Shipsta S.àr.l. (“Shipsta”), a wholly-owned subsidiary of the Israeli subsidiary, incorporated in Luxembourg, was acquired through a business combination closed on August 16, 2024 (see also Note 5). Shipsta is a leading freight tender procurement platform used to procure freight at scale from leading freight forwarders and carriers.

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

	Amount	Number of Shares

Shares issued to Gesher shareholders		4,287,156
Opening price of the Company’s shares on Nasdaq as of January 25, 2023 ($)	10.23
(A) Fair value of the Company’s shares issued to Gesher shareholders	43,858
Warrants issued to Gesher shareholders		12,250,000
Opening price of the Company’s warrants on Nasdaq as of January 25, 2023 ($)	0.74
(B) Fair value of the Company’s warrants issued to Gesher shareholders	9,012
Gesher’s cash in trust	8,127
Gesher’s liabilities	(1,974)
(C) Net assets of Gesher	6,153
IFRS 2 Listing expenses (A+B-C)	$46,717

e.	These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of December 31, 2025, the Company had an accumulated deficit of $224,186. During the year ended December 31, 2025, the Company incurred a loss of $17,516 and negative cash flow from operating activities of $8,868. The Company’s management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

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

These financial statements have been prepared on a cost basis, except for certain financial instruments presented at fair value through profit or loss and certain employee benefit liabilities, net.

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

The financial statements of the Company and of the subsidiaries are prepared on the same dates and for the same periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

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

User funds consist of buyers’ prepayments, including the Freightos transaction and service fees that would be earned when an order is completed, credits issued upon cancellations and seller fees that have not yet been withdrawn. User accounts represent the corresponding liability to the users.

Freightos does not have ownership over these funds and does not have the right to direct these funds to be used at will or for its own benefit other than those funds related to transaction and service fees owed to the Group after control has been obtained by the customers.

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

The Group has contracts that are, or contain, leases, for the buildings and offices used for its operations. Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of International Accounting Standards (“IAS”) 19 and not as subleases.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

The periods of depreciation of the right-of-use buildings and offices assets are 1.5- 8 years.

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

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company re-measures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

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

In determining the amount of revenue from contracts with customers, the Company evaluates whether it or another member of the Group is a principal or an agent in the arrangement. A member of the Group is a principal when it controls the promised goods or services before transferring them to the customer. In these circumstances, the Company recognizes revenue for the gross amount of the consideration. When a member of the Group is an agent, the Company recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

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

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

Platform offerings:

In its Platform, Freightos provides digitalized price quoting, booking and payments while considering actual capacity among global freight participants. Platform revenue is generated from specific freight-service transactions booked between buyers and sellers on the Platform. Platform revenue includes buyer platform fees, seller transaction fees (flat or a percentage of transaction value), fees related to payments or payment terms, and fees related to sales of ancillary services like third party insurance and customs brokerage. Freightos’ customers are users of its platform, such as international shippers, freight forwarders, third-party ancillary services providers and air and ocean carriers.

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

In some cases, Freightos offers credit payment terms to certain buyers on the Platform.

The Company has elected to apply the practical expedient such that it does not evaluate payment terms of one year or less for the existence of a significant financing component.

Freightos’ revenue generated by the Platform is primarily related to facilitating and enabling sellers and buyers to contract for international freight. Freightos only has one distinct performance obligation in connection with its Platform. Freightos earns the transaction fees and service fees, and recognizes revenue, once the user obtains control of the service, which occurs at a point in time upon completion of each order.

The Company recognizes revenue on a net basis since Freightos acts as an agent on its Platform. Freightos does not take responsibility for the sellers’ services, and therefore Freightos does not obtain control on the services before they are transferred to the customer.

Solutions offerings:

Freightos provides software tools and data to help industry participants automate their pricing, sales and procurement processes. Freightos generates revenue from recurring subscriptions for Software as a Service (“SaaS”) and data and recognizes revenue ratably over the contract period when the service is rendered to the customer. Freightos also receives revenue from certain non-recurring engineering and customization services associated with SaaS so the Company recognizes this revenue over the subscription period.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

Costs of obtaining a contract:

In order to obtain certain contracts with customers, Freightos incurs incremental costs in obtaining the contract (such as sales commissions which are contingent on making binding sales). Costs incurred in obtaining the contract with the customer which would not have been incurred if the contract had not been obtained and which the Company expects to recover are recognized as an asset and amortized on a systematic basis that is consistent with the provision of the services under the specific contract.

The Company has elected to apply the practical expedient allowed by IFRS 15 according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.

k.	Employee benefit liabilities:

Freightos has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability for a cash bonus is recognized when Freightos has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

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

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies (the “plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s creditors and cannot be returned directly to the Group. The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets. Remeasurements of the net liability are recognized in other comprehensive income (loss) in the period in which they occur.

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

A summary of the useful economic lives of the intangible assets purchased by the Group is as follows:

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

The taxes that would apply in the event that the investments in subsidiaries were realized were not taken into account in the calculation of the deferred taxes, since the Group intends to hold and develop these investments. In addition, the deferred taxes on the distribution of earnings by subsidiaries as dividends were not taken into account, since the dividends are not taxable or since a decision has been made not to distribute taxable dividends in the foreseeable future.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

3.	Uncertain tax positions:

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. The Company recognizes its uncertain tax positions in the consolidated financial statements in accordance with IAS 12, “Income Taxes”. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as a current tax payable.

n.Financial instruments:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

2.	Impairment of financial assets:

The Group has short-term financial assets such as trade receivables in respect of which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses.

3.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset have expired; or
-	The Group has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: — MATERIAL ACCOUNTING POLICIES (Cont.)

-	The Group has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.
4.	Financial liabilities:
a)	Financial liabilities measured at amortized cost:

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

According to IAS 32, “Financial Instruments: Presentation”, derivatives which will be settled only by the issuer exchanging fixed amounts of cash to fixed numbers of the Company’s Ordinary shares will be classified as equity. Otherwise, the instrument should be classified as a financial liability. Therefore, the Company has classified all Warrants as a financial liability. The warrant instrument is initially recognized at fair value, and subsequently measured at fair value. Changes in fair value are recognized in profit or loss.

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

q.Share-based payment transactions:

From time to time, the Company grants to the Group’s employees and service providers remuneration in the form of equity-settled share-based instruments, including restricted share units (“RSUs”), performance shares that are only issued if certain performance metrics are achieved, and options to purchase Ordinary shares. In addition, the Company settled certain transactions, such as an acquisition of a certain technology asset, by transferring shares.

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

The Amendments address the following:

●	Derecognition of a financial liability settled through an electronic transfer system - an entity is permitted to make an accounting policy election to derecognize a financial liability (or part of it) that is settled in cash using an electronic payment system before the settlement date if certain conditions are met. An entity that makes this accounting policy election is required to apply it to all financial liabilities settled using the same electronic payment system.
●	Assessing contractual cash flow characteristics for the classification of financial assets - the Amendments clarify how to assess the characteristics of contractual cash flows of financial assets with features linked to environmental, social and corporate governance (ESG) targets and other similar contingent features. The Amendments also enhance the description of the term ‘non-recourse’ and clarify the characteristics of contractually linked instruments (CLIs).
●	Disclosures – the Amendments to IFRS 7 introduce new disclosure requirements for financial assets and liabilities with contractual terms that include contingent features (including ESG-related) and new disclosures for investments in equity instruments measured at fair value through other comprehensive income (FVTOCI).

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

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted, subject to disclosure.

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

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates determined by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities are discussed below.

-	Impairment of goodwill:

The Company reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

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

In evaluating whether it is reasonably certain that the Group will exercise an option to extend a lease, the Company considers all relevant facts and circumstances that create an economic incentive for the Group to exercise the option to extend such as: significant amounts invested in leasehold improvements, the significance of the underlying asset to the Group’s operation and whether it is a specialized asset, the Group’s past experience with similar leases, etc.

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

The assessment of amounts of current and deferred taxes requires the Company’s management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group’s past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

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

NOTE 5: -BUSINESS COMBINATIONS

In August 2024, Freightos acquired all of the shares of Shipsta, a leading freight-tender procurement platform used by enterprises to procure freight at scale from leading freight forwarders and carriers. In consideration, Freightos agreed to pay the sellers, after giving effect to customary net working capital adjustments, a total amount of $3,982 in cash and to issue 617,671 Ordinary shares of the Company (valued at the acquisition closing date at an amount of $1,013).

The consideration, after giving effect to customary net working capital adjustment, comprised a cash payment at closing of $3,481 and 539,966 Ordinary shares of the Company issued at closing (with fair value of $885), and an additional amount due of $501 in cash and 77,705 Ordinary shares of the Company (with fair value at closing of $128) retained for customary holdbacks. During 2025 Freightos has reached a tentative settlement with the sellers that will result in Freightos retaining a large portion of the retained cash and a certain amount of shares and will pay the sellers $104 in cash and will release to the sellers 15,640 Ordinary shares.

The following table summarizes the fair value at closing of the consideration and the decrease to the total consideration in the amount of $505 resulting from the tentative settlement with the sellers:

Cash paid	$3,481
Shares issued	885
Payable for acquisition recorded at closing	629
A decrease in the payable to sellers	(505)
$4,490

The following table summarizes the fair value of the acquired assets and assumed liabilities and the resulting goodwill as of the acquisition date after giving effect to the decrease in total consideration:

Cash	$131
Current assets	319
Right-of-use assets	350
Property and equipment	51
Customer relations	2,308
Technology	1,230
Goodwill	2,041
Current liabilities	(1,590)
Lease liabilities	(350)
$4,490

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: — FINANCIAL INSTRUMENTS

a.Financial risk management objectives and policies:

The Group’s operations are exposed to various financial risks, such as market risk (mainly foreign currency risk), credit risk and liquidity risk.

1.	Foreign currency risk:

Transactional foreign currency exposures represent risks associated with financial assets or liabilities denominated in currencies other than the functional currency of the transacting entity.

The Group operates primarily in Spain, the Palestinian Authority, the US, Luxembourg, Israel, and Canada and has an exchange rate risk as it earns revenue in EUR or in Canadian Dollar (“CAD”) and incurs fixed expenses in New Israeli Shekel (“NIS”), CAD and EUR, which differs from its functional currency.

As of December 31, 2025, the Group had excess financial and lease liabilities over financial assets denominated in currencies other than USD in total amount of $1,687 (as of December 31, 2024 the Company had excess financial and lease liabilities over financial assets denominated in currencies other than USD in total amount of $882). Transaction exposures arise in the normal course of business.

The Company monitors transactional foreign currency risks, including currency position and future expected exposures. The Group uses non-designated hedges to mitigate the risks, mainly associated with foreign currency risk of changes in NIS for the Israeli Subsidiary.

The impact on the Company’s loss before taxes on income due to changes in the carrying amount of monetary assets and liabilities resulting from reasonably possible changes in NIS and EUR exchange rates, with all other variables held constant, is not material.

2.	Credit risk:

The Group holds cash and cash equivalents, short-term bank deposit, short-term investments and user funds with various financial institutions and third-party payment service providers. Its policy is to spread its investments among various institutions. In accordance with this policy, the Group invests its funds with stable financial institutions.

The Company consistently monitors trade balances that are past due, and accordingly has recognized specifically allocated provision for doubtful accounts in an amount equal to the lifetime expected credit loss associated with each outstanding past due balance.

3.	Liquidity risk:

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations arising from its financial liabilities that are settled by delivering cash or other financial assets.

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: — FINANCIAL INSTRUMENTS (Cont.)

December 31, 2025:

	Less than one year	1 to 2 years	2 to 3 years	more than 3 years	Total
Trade payables	$5,103	$—	$—	$—	$5,103
User accounts	2,884	—	—	—	2,884
Accrued expenses and other payables	3,039	—	—	—	3,039
Lease liabilities	751	653	424	995	2,823
	$11,777	$653	$424	$995	$13,849

December 31, 2024:

	Less than one year	1 to 2 years	2 to 3 years	more than 3 years	Total
Trade payables	$2,731	$—	$—	$—	$2,731
User accounts	4,494	—	—	—	4,494
Accrued expenses and other payables	3,631	—	—	—	3,631
Lease liabilities	668	345	3	—	1,016
	$11,524	$345	$3	$—	$11,872

Changes in liabilities arising from financing activities:

					Total
					liabilities
					arising
				Payable for	from
	Warrants	Lease	Contingent	acquisition of	financing
	liabilities	liabilities	consideration	subsidiary	activities
Balance as of January 1, 2024	$1,485	$1,299	$6	$—	$2,790
Business combination	—	350	—	629	979
Lease termination	—	(30)	—	—	(30)
Modification	—	32	—	—	32
Changes in fair value	965	—	(6)	110	1,069
Cash flows	—	(629)	—	—	(629)
Revaluation recognized in OCI	—	(15)	—	—	(15)
Currency revaluations	—	(53)	—	(26)	(79)
Balance as of December 31, 2024	2,450	954	—	713	4,117
New lease	—	1,098	—	—	1,098
Lease termination	—	(18)	—	—	(18)
Modification	—	818	—	—	818
A decrease in acquisition-related payable (see Note 5)	—	—	—	(505)	(505)
Changes in fair value	(227)	—	—	(100)	(327)
Cash flows	—	(704)	—	—	(704)
Revaluation recognized in OCI	—	27	—	—	27
Currency revaluations	—	197	—	31	228
Balance as of December 31, 2025	$2,223	$2,372	$—	$139	$4,734

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

The following table presents the fair value measurement hierarchy for the Company’s financial instruments assets and liabilities carried at fair value:

As of December 31, 2025:

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other current receivables - hedge instruments	$—	$67	$—	$67
Liabilities measured at fair value:
Other current payables- shares payable	$(36)	$—	$—	$(36)
Warrants liabilities	$(2,223)	$—	$—	$(2,223)

As of December 31, 2024:

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other current receivables - hedge instruments	$—	$27	$—	$27
Liabilities measured at fair value:
Other current payables - hedge instruments	$—	$(8)	$—	$(8)
Other current payables- shares payable	$(237)	$—	$—	$(237)
Warrants liabilities	$(2,450)	$—	$—	$(2,450)

There were no transfers from Level 1 to Level 2 during the reporting periods.

NOTE 7: — TRADE RECEIVABLES, NET

a.	Trade receivables, net:

	December 31,
	2025	2024
Open accounts	$3,950	$3,304
Less - allowance for expected credit loss	(177)	(247)
Trade receivables, net	$3,773	$3,057

b.	Movement in allowance for expected credit losses:

	2025	2024
Balance as of January 1,	$247	$126
Provision for the year	146	131
Derecognition of bad debts	(104)	(135)
Reversal in respect of collected accounts	(126)	(41)
Initially consolidated subsidiary	—	174
Currency translation	14	(8)
Balance as of December 31,	$177	$247

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: — TRADE RECEIVABLES, NET (Cont)

c.	Following is information about the credit risk exposure of the Company’s trade receivables:

December 31, 2025:

		Past due trade receivables
	Not	< 30	31 – 60	61 – 90	91 – 120	>120
	past due	Days	days	days	days	days	Total

	$ in thousands

Gross carrying amount	$2,528	$575	$412	$194	$80	$161	$3,950
Allowance for expected credit losses	$5	$4	$5	$5	$20	$138	$177

December 31, 2024:

		Past due trade receivables
	Not	< 30	31 – 60	61 – 90	91 – 120	>120
	past due	Days	days	days	days	days	Total

	$ in thousands

Gross carrying amount	$2,120	$645	$221	$210	$96	$12	$3,304
Allowance for expected credit losses	$4	$3	$21	$159	$54	$6	$247

NOTE 8: — OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2025	2024
Prepaid expenses	$834	$650
Government authorities	395	542
Accrued interest	33	28
Other	297	61
	$1,559	$1,281

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: — PROPERTY AND EQUIPMENT, NET

December 31, 2025:

		Office
	Computer	furniture	Leasehold
	equipment	and equipment	Improvements	Total
Cost:
Balance at January 1, 2025	$859	$349	$976	$2,184
Additions	44	70	21	135
Deductions	(5)	(75)	(608)	(688)
Revaluation recognized in OCI	5	1	13	19
Balance at December 31, 2025	903	345	402	1,650

Accumulated depreciation:
Balance at January 1, 2025	707	232	825	1,764
Depreciation	92	28	127	247
Deductions	(4)	(49)	(609)	(662)
Revaluation recognized in OCI	5	1	11	17
Balance at December 31, 2025	800	212	354	1,366
Depreciated cost at December 31, 2025	$103	$133	$48	$284

December 31, 2024:

		Office
	Computer	furniture	Leasehold
	equipment	and equipment	Improvements	Total
Cost:
Balance at January 1, 2024	$825	$340	$938	$2,103
Initially consolidated subsidiary	6	6	39	51
Additions	43	3	2	48
Deductions	(15)	—	—	(15)
Revaluation recognized in OCI	—	—	(3)	(3)
Balance at December 31, 2024	859	349	976	2,184
Accumulated depreciation:
Balance at January 1, 2024	607	202	711	1,520
Depreciation	113	30	115	258
Deductions	(13)	—	—	(13)
Revaluation recognized in OCI	—	—	(1)	(1)
Balance at December 31, 2024	707	232	825	1,764
Depreciated cost at December 31, 2024	$152	$117	$151	$420

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: — LEASES

a.	Information on leases:

The Group has lease agreements that include leases of buildings, offices or cars that are used to maintain the Group’s ongoing operations. The weighted average lease term as of December 31, 2025 and 2024 is 4.7 and 1.4 years, respectively. Some of these lease agreements include extension options.

	December 31,
	2025	2024	2023

Interest expense on lease liabilities	$130	$83	$35
Total cash outflow for leases	$834	$712	$584

The Group has leases that include extension options. These options provide flexibility in managing the leased assets and align with the Group’s business needs.

The Company exercises significant judgment in deciding whether it is reasonably certain that the extension options will be exercised.

b.	Disclosures in respect of right-of-use assets:

December 31, 2025

	Offices	Cars	Total
Cost:
Balance at January 1, 2025	$3,901	$69	$3,970
Addition	1,098	—	1,098
Modification	818	—	818
Termination	(794)	(30)	(824)
Revaluation recognized in OCI	31	6	37
Balance at December 31, 2025	5,054	45	5,099
Accumulated depreciation:
Balance at January 1, 2025	2,765	14	2,779
Depreciation	716	33	749
Termination	(745)	(13)	(758)
Revaluation recognized in OCI	12	2	14
Balance at December 31, 2025	2,748	36	2,784
Depreciated cost at December 31, 2025	$2,306	$9	$2,315

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

The discount rates used at inception of new leases are based on the estimated rate of the Group’s incremental borrowing in each lease, depending on the amount of the lease, its average life and the quality of the leased property. The discount rates range between 2.6% and 14.8%.

c.	For an analysis of maturity dates of lease liabilities, see Note 6.

NOTE 11: — GOODWILL AND INTANGIBLE ASSETS, NET

a.	Composition and changes:

2025:

			Trade	Customer	Customer
	Goodwill	Technology	Name	relationships	database	Total
Cost:
Balance as of January 1, 2025	$18,040	$8,436	$85	$7,667	$200	$34,428
Revaluation recognized in OCI	308	149	—	277	—	734
Adjustment (*)	(505)	—	—	—	—	(505)
Balance as of December 31, 2025	17,843	8,585	85	7,944	200	34,657
Accumulated amortization and impairment:
Balance as of January 1, 2025	3,000	3,365	85	3,886	200	10,536
Amortization recognized in the year	—	1,343	—	1,110	—	2,453
Revaluation recognized in OCI	34	15	—	18	—	67
Balance as of December 31, 2025	3,034	4,723	85	5,014	200	13,056
Amortized cost at December 31, 2025	$14,809	$3,862	$—	$2,930	$—	$21,601

(*)	A reduction to the goodwill acquired in 2024 as part of the acquisition of Shipsta resulting from an expected reduction in the total acquisition consideration (see Note 5).

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: — GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

2024:

			Trade	Customer	Customer
	Goodwill	Technology	Name	relationships	database	Total
Cost:
Balance as of January 1, 2024	$15,628	$7,271	$85	$5,480	$200	$28,664
Initially consolidated subsidiary	2,546	1,230	—	2,308	—	6,084
Revaluation recognized in OCI	(134)	(65)	—	(121)	—	(320)
Balance as of December 31, 2024	18,040	8,436	85	7,667	200	34,428
Accumulated amortization and impairment:
Balance as of January 1, 2024	—	2,178	85	2,966	200	5,429
Amortization recognized in the year	—	1,190	—	922	—	2,112
Impairment	3,000	—	—	—	—	3,000
Revaluation recognized in OCI	—	(3)	—	(2)	—	(5)
Balance as of December 31, 2024	3,000	3,365	85	3,886	200	10,536
Amortized cost at December 31, 2024	$15,040	$5,071	$—	$3,781	$—	$23,892

b.	The goodwill acquired in 2016 as part of the acquisition of WebCargo, in the amount of $2,298, and the goodwill acquired in 2024 as part of the acquisition of Shipsta in the amount of $2,546 were allocated to one cash-generating unit (“CGU”) within the Solutions operating segment. The goodwill acquired in 2021 as part of the acquisition of 7LFreight, in the amount of $5,723, was allocated to a different CGU within the Solutions operating segment. The goodwill assets were tested since acquisition annually for impairment, on December 31st of each year. No impairment was recorded in each of the three years ended on December 31, 2025.
c.	The goodwill acquired in 2022 as part of the Clearit Acquisition, in the amount of $7,607, was allocated to a CGU within the Platform operating segment. The goodwill was tested since acquisition annually for impairment, on December 31st of each year. No impairment was recorded in the year ended December 31, 2025, and the year ended December 31, 2023.

The recoverable amount of the Clearit CGU as of December 31, 2024 had been determined based on a value in use calculation using cash flow projections from financial budgets approved by management covering a multi-year period. The pre-tax discount rate applied to the cash flow projections was 17.9% and cash flows beyond the 7- year period were extrapolated using a 3.0% growth rate. It was concluded that the fair value less costs of disposal did not exceed the value in use. As a result of this analysis the Group recognized an impairment loss of $3,000 in the year 2024. The impairment loss is recorded within the general and administrative expenses in the statement of profit or loss.

d.	Amortization expenses of technology assets for the year ended December 31, 2025, 2024 and 2023 in the amounts of $1,343, $1,190 and $1,036, respectively, were included as part of the cost of revenue in the consolidated statements of profit or loss. Amortization expenses of customer relationships for the years ended December 31, 2025, 2024 and 2023 in the amounts of $1,110, $922 and $822, respectively, were included as part of sales and marketing expenses in the consolidated statements of profit or loss.

NOTE 12: — OTHER LONG-TERM ASSETS

	December 31,
	2025	2024
Deposits (*)	$1,827	$1,637

(*)Deposits mainly to secure payments to airlines and to support currency hedging activity, a bank guarantee, customs payments and credit cards.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: — ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2025	2024
Employees and payroll accruals	$1,831	$1,739
Accrued expenses	710	1,087
Deferred revenues	2,842	3,147
Consideration payable in connection with a business combination	139	712
Other	395	338
	$5,917	$7,023

NOTE 14: — EMPLOYEE BENEFIT LIABILITIES, NET

Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Israeli subsidiary is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14. According to laws in some of the other countries the Group employs in, the Group is required to pay compensation to an employee upon dismissal or the employee leaving at his or her own will.

The Group’s liability is accounted for as a post-employment benefit. The computation of the Company’s employee benefit liability is made according to the current employment contract based on the employee’s salary and employment term which establish the entitlement to receive the compensation.

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

	Year ended December 31,
	2025	2024	2023
Expenses – defined contribution plan	$303	$322	$448

b.	Defined benefit plans:

The Group has defined benefit plans for employees in Israel that were previously not under Section 14, and for employees in other countries that are entitled, according to their respective domiciles’ laws, to severance pay upon dismissal or retirement. For defined benefit plans an employee benefit liability is recognized, and for employees of the Israeli subsidiary the Group also deposits amounts in pension funds and qualifying insurance policies.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: — EMPLOYEE BENEFIT LIABILITIES, NET (Cont.)

Changes in the defined benefit obligation and fair value of plan assets:

	2025	2024
Defined benefit obligation:
Balance as of January 1,	$1,321	$1,330
Current service cost	207	226
Net interest expense	75	64
Total expenses recognized in profit or loss for the period	282	290
Profit from remeasurement in other comprehensive income (loss) – actuarial loss, net	(129)	(65)
Payments	(120)	(233)
Effect of changes in foreign exchange rates	31	(1)
Balance as of December 31,	1,385	1,321
Fair value of plan assets:
Balance as of January 1,	(82)	(74)
Net interest income	(5)	(4)
Effect of changes in foreign exchange rates	(12)	—
Loss from remeasurement in other comprehensive income (loss), net	(11)	(4)
Balance as of December 31,	(110)	(82)
Net defined liability:
Balance as of January 1,	1,239	1,256
Current service cost	207	226
Net interest expense	70	60
Total expenses recognized in profit or loss for the period	277	286
Gain from remeasurement in other comprehensive income (loss) - actuarial loss, net	(140)	(69)
Payments	(120)	(233)
Effect of changes in foreign exchange rates	19	(1)
Balance as of December 31,	$1,275	$1,239

The principal assumptions underlying the defined benefit plan:

	2025	2024

	%
Discount rate (*)	4.0-5.0	5.3 - 5.6
Expected rate of salary increase	2 - 5	5

Number of years
Life expectation at the age of 65	0.2 - 6.6	7.9 - 11.2
(*)	The discount rate is based on high-quality CPI-linked corporate bonds for the defined benefit obligation in Israel or high-quality USD corporate bonds for other countries.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: - WARRANTS LIABILITIES

	2025	2024

Balance as of January 1,	$2,450	$1,485
Loss (gain) from revaluation to fair value through profit or loss	(227)	965
Balance as of December 31,	$2,223	$2,450

The Company issued public warrants (the “Warrants”) as part of the closing of the business combination pursuant to the BCA. Each Warrant entitles the holder to purchase one Ordinary share of the Company at an exercise price of $11.50 per share (“Warrant Price”). As of December 31, 2025, all Warrants were outstanding.

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

The Company has classified all Warrants as a financial liability (see Note 2n.7).

NOTE 16: — EQUITY

a.	Composition of share capital:

		Issued and		Issued and
	Authorized	outstanding	Authorized	outstanding

	December 31, 2025		December 31, 2024

Ordinary shares of $0.00001 per share	350,000,000	51,376,890	350,000,000	49,726,906
Preferred shares of $0.00001 per share	1,000,000	—	1,000,000	—

b.	Movement in issued and outstanding share capital:

Number of shares
Balance as of January 1, 2024	47,894,688
Issuance of Ordinary shares (see Notes 16c.1 and 16c.2)	754,443
Vested RSUs	460,259
Exercise of employees’ options into Ordinary shares	617,516
Balance as of December 31, 2024	49,726,906
Vested RSUs	1,012,474
Exercise of employees’ options into Ordinary shares	637,510
Balance as of December 31, 2025	51,376,890

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: — EQUITY (Cont.)

c.	Issuance of Ordinary shares:
1.	In December 2021, Freightos launched the Digital Air Cargo Council (“DACC”) with three founding airline group members.

In January 2024 and in May 2024 the Company issued an additional 55,806 and 59,368 Ordinary shares, respectively, to two of the airline groups. These Ordinary shares were valued at an aggregate amount of $351, which was recorded as an operating expense in the consolidated statement of profit or loss.

2.	In August 2024, as part of the Shipsta acquisition, the Company issued 539,966 Ordinary shares, valued at the time of issuance at $885. In addition, 99,303 Ordinary shares were issued as part of the acquisition and are subject to certain restrictions and were retained for customary holdbacks and net working capital adjustments.

d.Rights attached to shares:

The holders of Ordinary shares are entitled to receive dividends only when, as and if declared by the Board of Directors (“Board”) and are entitled to one vote per share at general meetings of the Company. All Ordinary shares rank equally with regard to the Company’s residual assets.

NOTE 17: — SHARE-BASED COMPENSATION

In May 2022, the Company established the Freightos 2022 Long-Term Incentive Plan.

The fair value of options, granted in 2025, 2024 and 2023, was estimated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31
	2025	2024	2023
Weighted average expected term (years)	3.97-5.84	5.44-5.86	5.67-10.01
Interest rate	3.5%-4.4%	4.06%-4.23%	4.18%-4.57%
Volatility	48%-55%	52%-53%	42%-47%
Dividend yield	—	—	—

The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date), as adequate historical experience is still not available to provide a reasonable estimate.

The Company measures the grant date fair value of its RSUs based on the closing market price of the Ordinary shares on the date of grant.

The share-based compensation expense was recorded in the statement of profit or loss and other comprehensive income (loss) as follows:

	Year ended December 31,
	2025	2024	2023
Cost of revenue	$476	$378	$692
Research and development	1,136	855	1,337
Selling and marketing	1,006	907	1,336
General and administrative	1,688	1,485	2,061
	$4,306	$3,625	$5,426

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: — SHARE-BASED COMPENSATION (Cont.)

The changes in outstanding share options were as follows:

	Year ended December 31,
	2025		2024		2023
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
		$		$		$
Options at beginning of year	4,197,242	3.35	4,908,983	3.25	5,286,884	3.21
Granted	625,594	6.28	221,220	0.01	401,331	2.8
Exercised	(637,510)	1.07	(617,516)	1.15	(299,471)	0.78
Forfeited	(294,680)	3.59	(315,445)	3.69	(479,761)	3.98
Options outstanding at end of year	3,890,646	4.18	4,197,242	3.35	4,908,983	3.25
Options exercisable at end of year	2,970,687	3.72	3,150,793	3.13	3,135,910	2.45

Based on the above inputs, the weighted average fair value of the share options granted in the years ended December 31, 2025 and 2024, was determined at $2.54 and $1.89 per option, respectively.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2025 was 5.78 years (as of December 31, 2024: 5.97 years).

The range of exercise prices for share options outstanding as of December 31, 2025 was $0.01 — $15.00 (as of December 31, 2024 was $0.01 — $8.44).

The changes in outstanding RSUs and performance shares were as follows:

	Year ended December 31,
	2025		2024
		Weighted-		Weighted-
	Number	average fair	Number	average fair
	of Units	value	of Units	value
		$		$
Units at beginning of the period	2,521,360	2.01	919,750	2.76
Granted	2,690,646	2.53	2,339,591	1.90
Vested	(1,012,473)	2.15	(460,259)	2.65
Cancelled	(881,261)	1.58	(277,722)	2.48
Units outstanding at end of year	3,318,272	2.46	2,521,360	2.01

As of December 31, 2025 and 2024 there was $4,538 and $2,399 respectively of total unrecognized compensation cost related to unvested RSUs and performance shares which is expected to be recognized over a weighted-average period of 2.26 and 2.39 years respectively.

NOTE 18: — CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES

As of December 31, 2025 the Group issued one bank guarantee to secure certain obligations it has in respect of a lease agreement of its offices in Israel, for a total secured amount of $109, and one bank guarantee in the amount of $21 to secure certain obligations it has in respect of a commercial agreement with a certain airline.

Three long-term deposits in the total amount of $359 were pledged by the Israeli Subsidiary in favor of Israeli banks to secure certain activity with the bank, mainly the Group’s hedging activity and the guarantee issued in respect of its lease agreement of its offices in Israel.

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

b.The following table presents revenue, depreciation and amortization, selling and marketing expenses and operating profit (loss) per segment:

	Solutions	Platform	Unallocated	Total
For the year ended December 31, 2025
Subscriptions	$18,002	$—	$—	$18,002
SaaS related professional services	1,577	—	—	1,577
Transactional Platforms fees	—	9,881	—	9,881
Total revenue	$19,579	$9,881	$—	$29,460
Depreciation and amortization	$1,782	$1,667	$—	$3,449
Selling and Marketing	$7,543	$6,654	$1,006	$15,203
Operating loss	$(2,137)	$(8,949)	$(8,070)	$(19,156)

For the year ended December 31, 2024
Subscriptions	$14,861	$—	$—	$14,861
SaaS related professional services	537	—	—	537
Transactional Platforms fees	—	8,387	—	8,387
Total revenue	$15,398	$8,387	$—	$23,785
Depreciation and amortization	$1,464	$1,619	$—	$3,083
Selling and Marketing	$5,411	$7,562	$907	$13,880
Operating loss	$(1,802)	$(14,247)	$(6,898)	$(22,947)

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: — OPERATING SEGMENTS (Cont.)

	Solutions	Platform	Unallocated	Total
For the year ended December 31, 2023
Subscriptions	$12,663	$—	$—	$12,663
SaaS related professional services	534	—	—	534
Transactional Platforms fees	—	7,084	—	7,084
Total revenue	$13,197	$7,084	$—	$20,281
Depreciation and amortization	$1,031	$1,631	$129	$2,791
Selling and Marketing	$3,586	$9,462	$1,336	$14,384
Operating profit (loss)	$1,882	$(11,364)	$(68,318)	$(77,800)

Unallocated includes corporate expenses and share-based compensation (in 2023 in addition it included share-listing expenses and transaction-related costs).

For the years ended December 31, 2025, 2024 and 2023, no single Solutions customer or Platform user accounted for 10% or more of the Group’s consolidated income.

c.The Group’s geographic information on revenue is as follows:

	Solutions	Platform	Total
For the year ended December 31, 2025
Europe	$8,696	$242	$8,938
Hong Kong	309	4,687	4,996
United States	8,270	2,748	11,018
Other	2,304	2,204	4,508
	$19,579	$9,881	$29,460

For the year ended December 31, 2024
Europe	$6,818	$58	$6,876
Hong Kong	222	4,284	4,506
United States	6,915	2,247	9,162
Other	1,443	1,798	3,241
	$15,398	$8,387	$23,785

For the year ended December 31, 2023
Europe	$5,184	$—	$5,184
Hong Kong	437	3,389	3,826
United States	6,642	2,244	8,886
Other	934	1,451	2,385
	$13,197	$7,084	$20,281

The Group’s revenue from its Solutions segment is classified based on the location of the customers.

The Group’s revenue from its Platform segment is classified to its business in the location of the billing entity. This classification is independent of where the user resides or where the user is physically located while using the Group’s services.

As of December 31, 2025 and 2024, the carrying amounts of non-current assets (property and equipment, right-of-use assets, and intangible assets) are mainly in Canada, US and Luxembourg due to acquisitions and also in Israel, Hong Kong and Spain.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: — SELECTED STATEMENTS OF PROFIT OR LOSS DATA

a.	Cost of revenue:

	Year ended December 31,
	2025	2024	2023
Labor	$5,001	$3,932	$4,145
Credit card fees	1,208	1,079	1,045
Servers	1,116	1,109	996
Services and tools	175	180	194
Depreciation and amortization	1,553	1,345	1,180
Share- based compensation	476	378	692
Other	248	262	227
	$9,777	$8,285	$8,479

b.	Research and development:

Labor	$9,645	$8,394	$8,976
Servers	158	205	285
Software	312	225	228
Depreciation and amortization	336	329	374
Share- based compensation	1,136	855	1,337
Other	355	267	307
	$11,942	$10,275	$11,507

c.	Selling and marketing:

Labor	$9,247	$7,910	$7,569
Marketing and Promotion (*)	—	351	320
Digital Advertising	1,419	1,525	1,990
Software tools	461	404	360
Depreciation and amortization	1,396	1,202	1,074
Share- based compensation	1,006	907	1,336
Trade shows	492	367	306
Web site	17	72	108
Other	1,165	1,142	1,321
	$15,203	$13,880	$14,384

(*)expense related to share issuance for the DACC (see Note 16c.1).

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: - SELECTED STATEMENTS OF PROFIT OR LOSS DATA (Cont.)

d.	General and administrative:

	Year ended December 31,
	2025	2024	2023
Labor	$5,009	$4,188	$4,974
D&O insurance	691	1,067	1,623
Rent and related	584	693	681
Consulting	1,754	1,916	2,497
Office expenses	738	685	608
Software tools	697	651	665
Depreciation & Amortization	164	207	163
Goodwill impairment	—	3,000	—
Share- based compensation	1,688	1,485	2,061
Changes in the fair value of contingent consideration	—	—	(1,583)
Other	369	400	718
	$11,694	$14,292	$12,407

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

There is no corporate income tax in the Cayman Islands. As part of a tax ruling obtained from the Israel Tax Authority with respect to a Group restructuring that took place in 2022, the Company registered for tax purposes in Israel. The statutory corporate income tax rate for the years 2025, 2024 and 2023 in Israel was 23%.

The statutory Israeli corporate income tax rate is applicable to the Israeli subsidiary. A Preferred Technological Enterprise, as defined in the Law for the Encouragement of Capital Investments, 1959 (the “Encouragement Law”) in Israel, will be subject to tax at a rate of 7.5% (or 12%) on profits deriving from intellectual property which meets the conditions of being treated as “Preferred Technological Income”, and based on the Israeli subsidiary located in Preferred Area A (or located elsewhere). Based on the Company’s assessment that the Israeli subsidiary is eligible for the Preferred Technological Enterprise regime as per Israeli law, the Israeli subsidiary was subject to a tax rate of 7.5% for the years 2024 and 2023 and part of 2025 (during the time period the Israeli subsidiary operated from a location in Preferred Area A), and 12% starting from mid-2025.

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

NOTE 22: - INCOME TAXES (TAX BENEFIT), NET (Cont.)

b.	Tax assessments:

Other than the Israeli subsidiary, none of the Group companies received final assessments since their incorporation.

The Israeli subsidiary received final tax assessments or assessments that are deemed final due to lapse of statute of limitation through the 2020 tax year.

c.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2025, the Group had carryforward operating tax losses and carryforward capital tax losses of $192,138 and $15, respectively. Deferred tax assets of approximately $648 relating to share-based compensation, net of deferred tax liabilities of approximately $88, were recognized in the financial statements.

Deferred tax assets of approximately $25,010 and $2,109 relating to carryforward operating losses and other temporary differences (mainly research and development, employee benefits, amortization of intangible assets and share-based compensation), respectively, net of deferred tax liabilities of approximately $517, were not recognized because their utilization in the foreseeable future is not probable.

d.	Deferred income taxes:

	Statements of financial		Statements of
	position		profit or loss
	December 31,		Year ended December 31,
	2025	2024	2025	2024	2023
Deferred tax assets:
Carryforward tax losses	$—	$—	$—	$(5)	$5
Employee benefits and other liabilities	—	—	—	(237)	21
Share-based compensation	648	569	79	(84)	296
Intangible assets	—	—	—	(74)	74
Deferred tax liabilities:
Intangible assets	(88)	(33)	(55)	(33)	—
Deferred tax benefit (expenses)			$24	$(433)	$396
Deferred tax assets, net	$560	$536

e.	Taxes on income (tax benefit) included in profit or loss:

	Year ended
	December 31,
	2025	2024	2023
Current taxes	$193	$201	$300
Deferred taxes, see also Note 22d above	(24)	433	(396)
Taxes in respect of previous years	(23)	(22)	11
	$146	$612	$(85)

f.	Theoretical tax:

As the Israeli subsidiary incurred operating losses during the years ended December 31, 2025, 2024 and 2023 for which deferred income taxes were not recorded, as mentioned in Note 22c, the reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 23: — LOSS PER ORDINARY SHARE

Details of the number of shares and loss used in the computation of basic and diluted loss per share:

	Number of shares
	2025	2024	2023
Weighted number of Ordinary shares(*)	50,573,461	48,579,804	44,907,105

	Year ended December 31,
	2025	2024	2023
Loss	$17,516	$22,491	$65,473
Preferred shares dividend (**)	—	—	639
For the computation of basic and diluted loss per share	$17,516	$22,491	$66,112
(*)	The computation of diluted loss per share did not take into account potential Ordinary shares (detailed below) due to their anti-dilutive effect:
a.	7,208,918 options, unvested RSUs and unearned performance shares to employees, directors and consultants outstanding as of December 31, 2025 under the share-based compensation plan (6,718,602 and 5,828,733 as of December 31, 2024 and 2023, respectively).
b.	633,681 Ordinary shares as of December 31, 2023 to be issued contingent upon future conditions, as part of the acquisition of a technology asset and as part of the launch of the DACC (see Note 16c.1) (as of December 31, 2025 and 2024 - nil).
c.	14,850,000 Warrants outstanding as of December 31, 2025, 2024 and 2023.
d.	99,303 Ordinary shares that were issued as part of the acquisition of Shipsta and are subject to certain restrictions and were retained for customary holdbacks and net working capital adjustment.
(**)	In January 2023 the Company converted all of its Preferred shares to Ordinary shares as part of the Transactions - see Note 1d.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 24: — RELATED PARTIES

a.	Related parties consist of 10 directors (including the former CEO, whose employment terminated on January 31, 2026, and whose term on the Board ended on February 28, 2026, and who is also a shareholder) serving or served for a period of time during 2025 on the Company’s Board of Directors and 8 key officers (including the former CEO).
b.	Benefits to directors:

	Year ended December 31,
	2025	2024	2023

Compensation to directors not employed by the Company or on its behalf	$148	$75	$95
Share-based payments to directors not employed by the Company or on its behalf	358	158	58
	$506	$233	$153
Number of directors that received the above compensation by the Company	7	5	4

c.	Compensation of key management personnel of the Group recognized as an expense during the reporting period:

	Year ended December 31,
	2025	2024	2023
Short-term employee benefits	$1,807	$1,595	$1,976
Share-based payments	1,130	1,066	1,953
Post-employment benefits	158	283	—
	$3,095	$2,944	$3,929
Number of key officers	8	7	7

d.	In December 2025, the Company announced that its former CEO would be terminating his employment with the Group as of January 31, 2026. As a result of termination of his employment, the Group agreed to pay him certain benefits in an aggregated amount of $362, in addition to all amounts due to him according to applicable law (such as severance pay). In connection with such termination, the Company recorded on its consolidated statement of financial position as of December 31, 2025, a current liability for cash payable in the amount of $331 as part of accrued expenses and other payables, and equity in the amount of $31. The Company recorded as general and administrative expenses in its consolidated statement of profit or loss and other comprehensive income (loss) for the year ended December 31, 2025, a labor related cost of $158 and share-based compensation of $204.